SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 18 November 2005
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX
NSW Country Press Association AGM – speech by Mr Doug Campbell, Group Managing Director — Telstra Country Wide
The Australian Centre of Regulatory Economics’ (ACORE) Annual Forum
The National Infrastructure Investment Leaders’ Summit
Chairman, Chief Executive Officer and Remuneration Chair presentations
Results of Annual General Meeting
Trade Practices and Competition Law Conference
Telstra strategic review of Hong Kong Operations
Telstra letter to shareholders
Telstra letter to ACCC
Appendix 3y- Change in Directors’ Interest Notice
Outcomes of Strategic Review
Telstra signs Hong Kong Memorandum of Understanding (MOU)
Telstra’s strategy for growth
Outcomes of Strategic Review – slide presentation by GMD Strategic Marketing
Outcomes of Strategic Review – slide presentation by the Chief of BigPond
Outcomes of Strategic Review – slide presentation by GMD Telstra Consumer & Small Business
Outcomes of Strategic Review – slide presentation by GMD Telstra Business & Government
Outcomes of Strategic Review – slide presentation by GMD Telstra Wholesale
Outcomes of Strategic Review – slide presentation by Chief Operations Officer
Outcomes of Strategic Review – slide presentation by CEO Sensis
Outcomes of Strategic Review – slide presentation by CFO
AMENDED – Media Release “Telstra’s strategy for growth”
Telstra media releases regarding mobile 3G broadband, BigPond and Sensis

Telstra CFO Investor Day Speaking Notes
Telstra CEO Speech and request to end trading halt
Telstra Media Release – Telstra Announces Strategic Partners
Transcript of presentation by GMD Telstra Consumer & Small Business at the Telstra Investor Day
Transcript of presentation by GMD Telstra Wholesale at the Telstra Investor Day
Transcript of presentation by Chief of BigPond at the Telstra Investor Day
Transcript of presentation by CFO at the Telstra Investor Day
Transcript of presentation by CEO Sensis at the Telstra Investor Day
Transcript of presentation by Chief Operations Officer at the Telstra Investor Day
Transcript of presentation by GMD Telstra Business & Government at the Telstra Investor Day
Telstra Technology briefing
Speaking notes of presentation by GMD Strategic Marketing at the Telstra Investor Day
Transcript from Media Question & Answer session – Telstra Investor Day
Transcript from Analysts Question & Answer session – Telstra Investor Day
Transcript from Telstra Technology Briefing

13 October 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street	Telephone 03 9634 6400
SYDNEY NSW 2000	Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
NSW Country Press Association AGM – speech by Mr Doug Campbell, Group Managing Director — Telstra Country Wide
Please see attached speech to be delivered tomorrow by Mr Doug Campbell.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Address by Doug Campbell
Group Managing Director
Telstra Country Wide
NSW Country Press Association AGM
October 14, 2005
Thank you for the invitation to speak today. Given the continuing focus on telecommunications it seems timely for me, as the head of Telstra Country Wide, to take this opportunity to clarify our position on regional telecommunications.
-	There has been an ongoing debate on this subject for some months now and I’m pleased that the subject is finally getting an airing and the serious questions that need addressing are being discussed.
As our CEO has said, we need to foster debate and dialogue because the answers we come up with today will have lasting consequences.
I would like to raise three inter-related areas for consideration:
•	Whether the fair and equitable nature of the current arrangements for setting telecommunications prices which

1

are based on the operation of city/rural cross subsidisation, are sustainable;

•	The effects of the current regulatory ruling requiring de-averaged prices for the lease of Telstra’s copper wires, and the impact of this on Telstra’s ability to continue to cross-subsidise services in the bush; and

•	The effect of regulation uncertainty on the capacity of Telstra, and other carriers, to provide next generation technologies.
To put this debate in the proper perspective, it is necessary to consider the historic development of telecommunications in Australia.
Going back to the days of the PMG, the Government determined that the most appropriate way to ensure that the bulk of the population had the opportunity to be “on the phone” was to create a Government-owned monopoly. Adequate investment was obtained by mandating average prices across all services to create a cross subsidy between profitable city-based customers and the high costs of providing services to rural/remote customers.

2

The industry was opened to competition in the 90s, exposing Telstra to new pressures to operate more efficiently and improve service performance. The effect of efforts to improve productivity can be seen through a reduction in staff from over 90,000 in the 1980s to around half this figure now, including contractors. There has been an accompanying significant reduction in average telecommunications prices over this period.
The aim of regulatory measures in the 90s was to set prices for wholesale access to Telstra’s network that would allow competitors to make sufficient profit to encourage them to develop their own network infrastructure.
But the impact of the wholesale pricing strategy has been to entrench what we in the industry call a “re-sale” mentality. Rather than invest in significant alternate infrastructure for basic access services, competitors have used cheap access prices to sell their own-branded services over Telstra’s copper network.
Technology development and the regulatory focus have now shifted toward facilitating a more aggressive form of competition – setting wholesale prices at which Telstra’s competitors could access the unbundled local loop, or ULL. ULL is the lease of copper wires from the Telstra exchange to customer premises.

3

Under the ULL scenario Telstra’s competitors install their own equipment in Telstra’s exchanges in order to take over the “last mile” relationship to customers’ homes and business premises. As a result, other carriers can provide customers with basic telephone services and broadband products from their own equipment, piggybacked on Telstra’s network or bypassing Telstra’s network on their own inter city network.
The competitor essentially pays Telstra to lease the copper pair, and it’s the proposal by the ACCC for the pricing of this arrangement that is causing Telstra considerable concern — as the ACCC’s proposal will inevitably undermine the system of fair and equitable pricing that the general community expects, with consequential negative effects on rural customers.
Rather than set the prices on an average cost across Australia, the proposal is to set the prices based on local costs. This would be done by placing all customers in one of four “bands” based on population density, with costs in each band averaged, but dramatically different between bands.
Therefore depending on the exchange to which you are connected your carrier could have access to wholesale pricing for that copper line at $13 a month in metropolitan/urban areas up to $144 in rural/remote areas.

4

It is only a matter of time before these wholesale price differences flow through to retail prices. There will be intense competition in urban areas, with Telstra’s competitors having access, under current proposals, to prices below Telstra’s own costs. Telstra will be forced to drop its access prices to compete.
However, nowhere in this regulatory change has any consideration been given to how Australia will cope in the future without the inherent cross subsidy between the city and the bush as we move to a new access regime and new technologies.
So far the assumption has been that Telstra has “enough fat” to absorb the loss of this cross subsidy. Even today analysts and commentators suggest that the answer to this question is simply that Telstra has to reduce costs by laying off another 8,000, 16,000 or however many thousands of employees to reduce the cost base.
Somehow Telstra is expected to not only continue to assist competitors but also maintain and continuously improve high levels of service to the bush, as well as provide for new evolving telecommunications with minimal government assistance. Achievement of these conflicting goals would mean that Telstra

5

was, indeed, a “Magic Pudding” – but “Magic Puddings” are only fantasies found in children’s stories.
Let me make it very clear that Telstra does not and will not resile from its historic and vital role, nor its statutory or regulatory obligations, to provide services to the bush. That is not the question. The question is not will Telstra remain “in the bush”? The question is — who will pay to ensure that current telephony as well as future technology will be economically available to the bush?
If Telstra has to compete under these proposed ACCC conditions for both basic voice services as well as future services across broadband, we will need to drop our monthly access charges in the Metro/urban areas.
While on the surface this may sound good, this will require that we recover the lost revenues through a combination of improved productivity and increasing the monthly access charges in the rural/remote areas. Alternatively, the Government would have to introduce highly expensive Budget measures to cross subsidise these customers to maintain parity in prices.

6

The explanation for this is simple arithmetic – there are over 7 million customers in Metro/urban areas and only 680,000 customers in rural/remote areas.
Our competitors have argued that they contribute to the Universal Service Fund to offset the provision of services by Telstra to the bush. However the competitor contributions are miniscule compared to the actual costs, and it completely ignores the reality of the existing cross subsidy that Telstra collects from city customers to help pay for the high costs in the bush.
For instance in October 1999, the ACA estimated the cost of providing the USO services at $548 M per annum for the 1997/98 year, following an extensive modelling exercise. In spite of this, the total USO industry contribution for 2004/05 has been set by the regulator at $ 211.3 M of which Telstra contributes $143M. Thus we benefit by about $68 M per year from the fund which by regulation is decreasing each year.
Based on the numbers of city customers versus country customers under the ULL pricing being proposed, the cross-subsidy between the city and the bush is costed somewhere between $600M and $800M per year just for basic telephone service – in addition to those individual, remote, uneconomic services that the USO fund purports to address.

7

So the ACCC proposal that Telstra be required to de-average the cost of leasing ULL services to competitors will result in a massive loss to Telstra that is not in any meaningful way compensated for by the USO industry fund.
A simpler, fairer and more practical system would be to maintain average prices based on average costs for access such as we do today. If the current system isn’t broken, why fix it?
ULL pricing is undoubtedly one of the most important questions facing the regulator and the Government today in meeting the needs of customers in the near-to-medium term.
But what of the long-term future, and the incentives/barriers to investing in emerging technologies and new networks?
Australia is facing critical competition policy decisions and we are encumbered by 1990-type regulations when taking decisions on major new investments for the 21st century. What we instead desperately need are new policies and new regulations for the new investment necessary for this new century.

[

8

In the future customers, both city and country, will be looking for sufficiently high-bandwidth to run interactive digital television services, have access to telemedicine and improved educational opportunities.
This will require the development of new infrastructure such as fibre to the node – meaning costly investment in the rollout of optical fibre from the exchange to road-side sub-exchanges – in order to deliver broadband speeds up to 10 times the maximum currently available through ADSL.
But who will make this multi-billion dollar investment given current regulatory uncertainty? The Trade Practices Act as it stands means that Telstra or any other carrier could be forced to open a new network to competitors – allowing them to piggy back on our hard work. Not only that, regulated prices for competitor access to that new network may not allow sufficient return on investment.
Is it any wonder then of news this week that Australian investment firm Babcock and Brown Capital chose Ireland for its first major telecommunications investment – a company spokesperson quoted as saying in Ireland, ‘much like New Zealand, there is a much more benign regulatory environment’.

9

When Australian money is heading overseas to support another country’s telecommunications future, we really need to question if we have the correct regulatory environment to ensure the best outcomes for Australian consumers and the nation as a whole as we seek to keep pace with international developments in telecommunications.
Each of the issues I have mentioned — the current city-rural cross subsidy arrangements that underpin the community’s position on the need for fair and equitable pricing, the impact of the ACCC’s de-averaged pricing proposal on Telstra’s ability to maintain that cross subsidy, and the Trade Practices Act disincentive to investment in future networks — has an important impact on the delivery and affordability of services.
However, taken in combination, they have potentially devastating ability to see Australian consumers — and Australia as a highly competitive trading nation — fall behind the rest of the world in terms of access to new and emerging technologies.
I hope you will join with us in considering and debating these important issues so that your readers in rural and regional Australia can be alerted to and also participate in resolving this important public policy dilemma.

10

17 October 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange 4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
The Australian Centre of Regulatory Economics’ (ACORE) Annual Forum
Please see attached a presentation and speech to be delivered today by Mr Tony Warren, General Manager, Regulatory Affairs.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra

ACORE Annual Forum 2005

Tony Warren
General Manager
Regulatory Affairs

Page 1

ACORE Annual Forum 2005
Tony Warren
General Manager
Regulatory Affairs

Principles of Regulation

Telstra

Regulatory impact statement

- Protect consumers
- Be effective and efficient
- **Be competitively neutral**
- Be technology neutral
- Be clear
- Benefit the community as a whole

International guiding principles

- Transparency
- Accountability
- Predictability
- **Competitive neutrality**
- Proportionality
- Cost effectiveness

Focus on competitive neutrality

Page 2

Principles of Regulation
Regulatory impact statement International guiding principles
• Protect consumers • Transparency
• Be effective and efficient • Accountability
• Be competitively neutral • Predictability
• Be technology neutral • Competitive neutrality
• Be clear • Proportionality
• Benefit the community as a whole • Cost effectiveness
Focus on competitive neutrality

Telstra Specific Regulation

Telstra

- Network Reliability Framework
- Priority Assistance
- Internet Assistance Program
- Directory Assistance
- Triple Zero
- White Pages
- IPND
- Price Controls
- USO
- Operational Separation
- Rural Presence Plan

And this ignores reporting requirements

Page 3

Telstra Specific Regulation • Network Reliability • White Pages Framework • IPND
• Priority Assistance • Price Controls
• Internet Assistance • USO Program • Operational Separation
• Directory Assistance • Rural Presence Plan
• Triple Zero
And this ignores reporting requirements

How did this come about?
• Four unsustainable explanations
• Telstra control of a legacy bottleneck
• History
• Tax the rich
• Good for Telstra
• Politics of Telstra privatisation
It’s the politics that matters

Is it fair?
• Clearly not competitively neutral
• Different rules for different providers
• Economically inefficient
• In a competitive market Telstra shareholders should not bear the cost alone
• How would competitor shareholders react if faced with the same burdens?
• Going forward on these issues the same rules should apply to all

Dr Tony Warren
Introductory remarks to the
The Australian Centre of Regulatory Economics’ (ACORE)
annual forum
17 October 2005
University House, ANU
Broad forum topic: ‘Introducing Competition in Network Industries’
Telecommunications topic: ‘Retail Price Regulation to go!’
Introduction
Thanks for the opportunity to take part today.
Before I start I want to commend ACORE for running the event. In the last few months Telstra has said repeatedly that debate within the telecommunications industry, especially open debate that challenges the status quo, is important if we want to improve the environment in which the industry competes and events such as this are a step in the right direction. The Government’s announcement last week that it has created a task force to look at reducing the burden of regulation on business will also help move the debate in the right direction.
As Paul has said, the topic for today is broader than retail price regulation and goes to how we are regulated and how this stacks up against some of the recognised fundamentals or principles of effective regulation. I would like to look particularly at the principle of competitive neutrality — and highlight how in the telecommunications industry we currently fall well short of meeting this fundamental principle of regulation.
Before I get to this — I want to outline what Telstra sees as the key principles in developing robust, efficient and effective regulation.
The principles
ACORE speech

This first list here is drawn from the ORR and the principles of regulation that underpin the Federal Government Regulatory Impact Statements. According to these principles regulation should:
•	Generally, protect the interests of consumers and other affected members of the public (‘consumer protection’);

•	Be the most effective and efficient means of achieving the relevant policy objective (‘efficient and effective’);

•	Operate in a competitively neutral manner (‘competitive neutrality’);

•	Not discriminate between forms of technology (‘technology neutrality’);

•	Be clear — and clearly understood by — all affected parties (‘certainty’); and

•	Be shown to benefit the community as a whole (‘cost-benefit analysis’).
These principles correlate pretty well with the international guidelines on best practice regulation put out by bodies such as the OECD which include:
•	Transparency (openness in the regulatory and decision making process)

•	Accountability (regulators can publicly justify their decisions, and decisions should be subject to public scrutiny)

•	Predictability and certainty (the regulation and the interpretation of what is involved in compliance does not change arbitrarily)

•	Competitive neutrality (the regulation does not provide a competitive advantage for one organisation over another)

•	Proportionality (the form and extent of regulation should be proportionate to the perceived problem or risk)

•	Cost effectiveness (the regulation does not impose higher administrative and compliance costs than necessary).
As I said earlier, I want to focus specifically on the principle of competitive neutrality. Telco Regulation is riddled with examples of where the principal of competitive neutrality has been breached and I think we need to examine as an industry how this can be resolved.
Before I get into the detail I want to make clear that Telstra does not necessarily disagree with the need for some of the regulation in the telecommunications industry. A requirement is clearly needed, for example, to ensure that all Australians have access to a high quality telecommunications service regardless of where they live. The concern we have is with the asymmetric burden — the breach of the competitive neutrality principle — that characterises many of these regulations.
ACORE speech

Also I would like to make clear that there are some regulations where we accept the inevitably of asymmetric burden. For example, only Telstra can supply unbundled copper loops to our competitors because by and large we are the only supplier of that service in Australia where competitive neutrality is simply not possible.
But with these caveats in mind I think any objective observer of this industry must surely agree that it is an industry in which the regulatory obligations and the requirement to fund those obligations falls disproportionately on one industry participant.
The regulations
This slide sets out some of the main examples. Let me spend a minute quickly outlining what each of these obligations are. I won’t go into any real detail — we’d be here all day if I did, but I think you will get the idea.
1.	Network Reliability Framework — Telstra must report to ACMA on the performance of its fixed customer access network and remediation must be carried out at the exchange service area and individual service levels where thresholds are exceeded. No other carrier is required to do this

2.	Priority Assistance — Telstra must offer priority assistance services to its customers, which entitles eligible customers to the connection of their first standard telephone service (STS) and repair of their nominated STS within 24 hours (urban and rural areas) or 48 hours (remote areas). No other carrier is required to do this

3.	Internet Assistance Program — Telstra must upon request by a customer in an eligible service area make available to that customer the Internet assistance program to assist the customer to receive a dial-up Internet service with a minimum equivalent throughput of 19.2 kbps. No other carrier is required to do this

4.	Directory Assistance — Telstra must provide free directory assistance to its residential customers. No other carrier is required to do this — indeed our competitors supply this service and charge a sum to consumers for it.

5.	Triple Zero — Telstra is the nominated emergency call person required to provide emergency call services via calls to 000 and 112.
ACORE speech

6.	White Pages — Every year Telstra must produce an alphabetical public number directory in all areas which includes all customers of carriage service providers supplied with a standard telephone service, regardless of which provider supplies the service; and must provide the directory to its own customers and the customers of other carriage service providers.

7.	IPND — Telstra must establish and maintain an industry-wide integrated public number database.

8.	Price Controls — Telstra’s fixed line products are subject to price controls. The retail prices of no other carrier are controlled. The price control regime imposes price caps on some baskets of services and regulates the prices of these baskets, as well as imposing price controls on particular services.

9.	Finally — the USO — an oldie but a goodie. Telstra is the only carrier required to supply services to every Australian regardless of where they live. We accept this responsibility. What we don’t accept is competitor contributions to the cost of this service that have declined steadily over the past five years and that would be flat strap representing 10% of the total cost — despite competitors making up well over 30% of the industry.
You may have realised I left out Accounting Separation — this is because it is soon to be replaced by Operational Separation — which highlights the extent to which the regulatory burden on Telstra continues to grow. Potentially two of the most onerous requirements that Telstra will have to face on its own are still to be finally implemented:
1.	Operational Separation — while the plan is still being developed, we know that Telstra will be required to operate three separate businesses — retail, wholesale and networks amongst many other additional burdens.

2.	Rural Presence — Telstra must maintain a local presence in regional, rural and remote Australia. A draft plan, which sets out how Telstra will give effect to this obligation, is currently being prepared and will be provided to the Minister in December for approval.
One other asymmetric burden which is particularly topical and is not on the list concerns the price for unbundled local loop. The expectation on Telstra at retail is that it will supply access to telephony on the same terms and conditions right across the country. The ACCC has decided that Telstra’s competitors can have access to the local lines on a geographically de-averaged basis.
ACORE speech

The result is that social policy regulation requires Telstra to face costs that are nationally averaged, but competition regulation allows Telstra’s competitors access to its network on a geographically de-averaged basis.
Again, clearly an example of asymmetric regulatory burden, which if competitive neutrality was really a feature of Australian telecommunications regulation would not be countenanced.
So how did this come about?
How did competitive neutrality get largely ignored as a principle of Australian telecommunications regulation?
Having the burden of regulation fall on one participant in any market is clearly inefficient. Artificially raising the costs of one competitor distorts consumption, production and investment decisions. Because of these distortions consumers of Telstra services and investors in Telstra are comparatively worse off than consumer of or investors in Telstra’s competitors.
There are at least four possible explanations/justifications that are routinely given for laying much of the burden of telecommunications industry regulation on Telstra alone. None of these explanations are, I believe, sustainable.
First, there is the argument that Telstra is a monopoly supplier of a bottleneck facility and it is certainly true that in parts of Australia Telstra is the sole supplier of fixed connectivity. However, this fact justifies a regulated 3rd party access regime akin to that that regulates access to gas, water, rail and electricity networks across Australia. This fact does not justify asymmetric application of the full range of other regulations that characterise the Australian telecommunications regime.
Second, there is the argument that such regulation is simply a function of history – of Telstra’s historic position as a government-owned monopoly – and while it was once efficient to have a system of internal cross-subsidy to support all these social policy goals; these regulations will fall away as competition develops. The problem with this argument is that many of these regulations have been imposed since the introduction of competition in 1997. Rather than an historical legacy decreasing over time,
ACORE speech

asymmetric regulation is every bit as common today as it was in the statutory monopoly period.
Third, there is an argument that is increasingly common amongst the regulators and it is an essentially a ‘tax the rich argument’. Basically, the view seems to be that Telstra makes significantly larger profits then its competitors and hence it can afford to bear the burden. This argument is pernicious and ignores the simple economic fact that Telstra has to generate substantially larger profits than its competitors because it has tied up substantially greater shareholders funds in investments.
Finally, there is the argument that this regulation is good for Telstra. This is most commonly heard in relation to the USO where the claim is that we actually make money by supplying services to remote areas. I simply suggest that if this were true (i) there would be no need for the regulation and (ii) why aren’t our competitors out there if it is so profitable?
No, let’s be clear about this — telecommunications regulation in this country has been distorted for the last decade or more by the politics of Telstra privatisation. Every time a tranche of Telstra has come up for sale the price that certain parties have asked for their acquiescence has been more obligations on Telstra and more powers for the regulators. In this process good regulatory principles like competitive neutrality are easily overlooked.
Where to from here?
The current system is unsustainable. You cannot have a competitive market, privately owned firms and such systematic asymmetric regulation.
To see this just ask yourself how SingTel Optus’ shareholders would react if the government imposed a licence condition on them that forced them to provide free Directory Assistance? Or Triple-0 for that matter — and absorb the costs to boot.
I’m not going to propose solutions today — but it’s important as we move into the next phase of Telstra moving to private ownership that we raise the issue and get the discussion underway — it’s certainly in the interests of both our customers and shareholders.
ACORE speech

If the debate that has occurred on USO funding over the years is any indication, this will be a debate that our competitors do not want to have — but it is important that we do.
Thank you.
ACORE speech

19 October 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
The National Infrastructure Investment Leaders’ Summit
For your information, please see attached a speech to be delivered today by Ms Kate McKenzie, Deputy Group Managing Director, Telstra Public Policy and Communications.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Speech by Kate McKenzie
Deputy Group Managing Director
Telstra Public Policy and Communications
National Infrastructure Investment Leaders’ Summit
19 October 2005
This is certainly a very timely discussion here today.
We have a great opportunity to secure enormous progress — both social and economic — if we get our policy settings right.
Telecommunications infrastructure is increasingly becoming an essential underpinning to the productivity of every business and every industry — no matter if they are in Sydney or Seattle, Tiboburra or Timbuktu.
This technology can break down cost barriers and class barriers, distance barriers and barriers to education and learning.
Telemedicine and distance learning, remote working, instant information on weather conditions and stock prices for farmers are just a few examples of how the availability of broadband technology is transforming our world.
One of our customers, Jenny Russell, who runs a cattle farm in Blackall in central western Queensland, is trialing a Telstra-developed system to monitor and automatically start a remote water pump that fills cattle troughs.

The pump is 35 minutes from her homestead so this new technology is saving her a lot of time and effort.
That is why it is so important to create the conditions which will allow the industry to thrive.
In the last few years alone, we’ve progressed from clunky dial up to super fast broadband, and an ability to offer cable broadband speeds that are up to 100 times faster than dial up — to some people.
The thing is, we want to offer the advantages super fast broadband brings to many, many more.
We want to satisfy the demands that are out there for the new services and advantages the telecommunications industry can provide.
In the information century, it’s important that the regulatory settings encourage investment in the new super highways.
Our economic competitiveness depends on it.
This was highlighted in a recent report by the Prime Minister’s Exports and Infrastructure Taskforce, which stated that:
If our problem in earlier years was at times profligate investment by Government owned monopolies, the risk today is that efficient, commercial investment will be delayed or even deterred by inappropriate policy settings.

We, at Telstra, welcome the Prime Minister’s announcement last week of a taskforce charged with reducing the burden on business by cutting out unnecessary rules that strangle the incentive to invest. We very much look forward to assisting with this inquiry in any way we can.
Regulation should work to deliver benefits to consumers, not to deprive them of choice.
One of the major issues we have right now is a battle over access to infrastructure.
The ACCC, ostensibly to promote competition, wants to require Telstra to provide access to its infrastructure at prices way below our costs, most recently, in relation to access to unbundled local loops, it has indicated that the appropriate price is 40-45 % lower than the below cost price it determined was right just 11 months ago.
Decisions of this kind can only eventually kill off the incentives to invest.
Another example is the implementation of the ACCC’s accounting separation regime, which has cost Telstra about $10 million dollars to implement so far. After all that investment there appears to be almost universal agreement that the cost and effort involved has helped no-one.
Imagine the many more constructive uses for that $10 million. The trouble is once these kinds of rules are put in place they are very difficult to get rid of. As a nation we are terrific at adding new rules but not so good at getting rid of those that have passed their use by date.

The BCA recently found:
• In 2003, the Commonwealth and State Parliaments added 33,000 pages of new laws to the statute and rule books.
• More pages of legislation have passed the Commonwealth Parliament in the 14 years since 1990 than were passed by Parliament in the preceding 90 years. In just 9 years, the current Federal Government has passed more pages of legislation than were passed between Federation and 1985.
• In the four years from 2000 to 2003, the Commonwealth Parliament passed on average 350 pages of new primary legislation each sitting week or nearly 100 pages each sitting day.
We are heartened by recent comments from the Minister that she is proposing to look at whether accounting separation can be wound back.
Telecommunications markets are, increasingly, regional and global markets.
Regulators that impose uniquely burdensome local rules, or more costly requirements than other countries impose, can handicap investment in their own national markets and hold back economic development.
To get the regulatory settings right we need to go back to the first principles of good regulation — the international guidelines on best practice regulation issued by bodies such as the OECD. But we need to do more than pay lip service to them.

They include:
     • Transparency (openness in the regulatory and decision making process)
     • Accountability (regulators can publicly justify their decisions, and decisions should be subject to public scrutiny)
     • Predictability and certainty (the regulation and the interpretation of what is involved in compliance does not change arbitrarily)
     • Competitive neutrality (the regulation does not provide a competitive advantage for one organisation over another)
     • Proportionality (the form and extent of regulation should be proportionate to the perceived problem or risk) and
     • Cost effectiveness (the regulation does not impose higher administrative and compliance costs than necessary).
We have a long way to go in the telco industry before we could say that our regime meets these principles.
The solution to Australia’s telecommunications future is to encourage investment in new technologies — not to destroy the ability to do so by imposing policies that were written for the past — not the future.

25 October 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Chairman, Chief Executive Officer and Remuneration Chair presentations
In accordance with Listing Rule 3.13.3, I enclose the presentations of the Chairman, CEO and Remuneration Chair, which will be delivered today at the Telstra Corporation Limited 2005 Annual General Meeting. I also enclose speaking notes for the responses to pre-submitted shareholder questions.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA ANNUAL GENERAL MEETING 2005
MR DONALD McGAUCHIE, CHAIRMAN
ADDRESS TO SHAREHOLDERS
Introduction
Good morning ladies and gentlemen.
I’m Donald McGauchie, the Chairman of your company. I welcome you to the 2005 Annual General Meeting.
I also welcome shareholders viewing today’s proceedings on our Investor Relations website.
A quorum is present and I declare this meeting open.
Let me start by introducing the Board members, senior executives and the company’s auditor.
As with last year our aim is to achieve a less formal approach, so we have only four people on stage with the rest of the directors in the front row.
Directors have been available to meet with you before the meeting and, those who can, will do so afterwards.
Joining me on the stage are:
John Stanhope, our Chief Financial Officer
Sol Trujillo, our Chief Executive Officer
Douglas Gration, our Company Secretary.
In the front row, we have my fellow directors:
John Fletcher,
Belinda Hutchinson,
Catherine Livingstone,
Charles Macek, and
John Stocker
Telstra’s Senior Leadership Team is also in the front row.
Welcome also to Michael Watson from the Australian National Audit Office our external auditors.
I also thank our Telstra Friends staff volunteers who greeted many of you when you arrived today.
I’ll now outline the procedure for today’s meeting.

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Following my formal address, Sol will report on his observations of the company’s operations, since joining the company in July, and in the lead up to the delivery of his formal review of the company in a few weeks, make some comments.
After Sol, we will consider the remaining items on the agenda, specifically, discussion of the company’s financial statements and reports, consideration of the remuneration report, the proposed increase in the directors’ fee pool and the election and re-election of directors.
After positive feedback from shareholders last year, we have again invited shareholders to submit questions to be raised today.
The response to the invitation, I’m delighted to say, has once again been strong, with many shareholders submitting questions. I’ll be addressing the more frequently asked ones and the key themes raised later. And, of course, I will also take your questions from the floor.
So that the meeting can conclude at a reasonable time, I won’t be adjourning for lunch. However, you’re very welcome to enjoy the light lunch served in the foyer from around 12.30.
We invite your comments on improvements for future Annual General Meetings. You will have received a questionnaire when you registered. I invite you to complete it and place it in the questionnaire boxes when you leave.
Overview of the board
This has been a watershed year for Telstra and will, I believe, be recognised as such in the years ahead.
In the year just passed your board made decisions to begin reshaping Telstra for the years ahead — decisions culminating in the arrival of your new Chief Executive Officer, Sol Trujillo and new members of his executive team.
The Board had well and truly recognised that your Company had to move decisively and strategically to combat a number of issues critical to our future:
•	the accelerating decline in PSTN, or fixed line, revenue;

•	increasing and damaging regulatory interventions; and

•	rapidly building competitive pressures.
In 2004 we sought a strategic response from management that was more sophisticated than the squeezing of investment and existing assets that was being offered.
The existing management strategy was driving network investment to the absolute bare minimum and a reliance on increasing access prices to compensate for lost revenues. And indeed solutions were being sought outside our core business. The Board knew that cutting costs and driving assets to the limits of their capacity was not the way to run the business for the future.

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The Board made the decision to seek international standard management expertise that was capable of handling the very critical issues that we faced — and indeed was capable of delivering and implementing a strategy that would not only protect the business but grow it for the future.
An international search began at the very end of 2004 and through the first half of 2005 and by June we had our new CEO.
So let me formally welcome Sol on behalf of all shareholders.
Sol is an international telecommunications industry leader. Telstra needed his broad range of experience, including strong credentials in change management, a career spanning 30 years across several telecommunications companies operating in more than 20 countries around the world.
In the few months since his arrival, Sol is proving to be invaluable to Telstra’s shareholders, customers and employees and we are delighted to have him on board.
And as you will see today — he knows the business and tells it as it is. That’s why he is the right man for the job.
Indeed from the day he joined the company, Sol has made it very clear that everything we do at Telstra will be centred on customers — how we respond to them, serve them, engage them and support them.
Under Sol’s leadership, Telstra has now embarked on a strategy to connect with its customers like never before.
We will move towards full privatisation of the company with renewed vigour and enthusiasm — and a clear strategic path forward.
I also want to put on the record our sincere thanks to three people who have moved on from the company since last year’s AGM.
Deputy Chairman John Ralph and Tony Clark retired as Telstra directors in August. Their experience and judgement were great assets to the Board and to Telstra’s performance — they will be hard to replace.
We are conducting a formal search to fill three vacancies and expect to be in a position to announce new directors shortly.
I also sincerely thank our previous Chief Executive Ziggy Switkowski for his valuable contribution in often complex and difficult circumstances.
I would now like to turn my comments to the Company and its future.
This has been a watershed year for Telstra.

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This annual meeting is our forum to discuss the future of your company and talk, first hand, about the representations we have been making on your behalf in our discussions with the Government and the market.
Let there be no doubt, your board and management are totally committed to delivering the best possible performance and outcome for all our shareholders and we will see this through.
We are committed to ensuring all our shareholders’ interests are protected and enhanced. We are committed to ensuring that Telstra performs to its potential and that you, our shareholders, and the nation, benefit from that performance.
That is our duty to shareholders — no more and no less. And we, your Board, will never cease in our efforts to deliver.
We know, as you know, Telstra’s performance is critical to all of us. Telstra is one of the largest single contributors to Australia’s wealth, delivering some 2.0% of Australia’s total GDP in 2004-05. Your company spends over $10 billion a year running its operations and invests more than $3.5 billion dollars in new capital expenditure each year.
We understand how important we are to Australia.
So let me say once again:
•	we are committed to the bush and will meet our obligations;

•	we are committed to and believe that all Australians should have access to the best services at the best prices that can be delivered;

•	we believe Australia must have a world class telecommunications industry;

•	we know that only Telstra will provide the scale of investment necessary to ensure that Australia has the telecommunications backbone that it needs; and

•	we believe that all our shareholders must benefit from their investment in the company.
As a key contributor to the Australian economy and in the interests of shareholders the business must perform. There are three key drivers for the success of your company:
•	we must manage your company to the highest possible standards;

•	we must provide services and products that customers want, delivering a customer experience that earns loyalty; and

•	the regulatory environment in which we operate must allow us to compete fairly and encourage us to invest for the future of the company and the country.
Under Sol’s direction we will run the company as effectively and efficiently as we can so that we can provide the services and products customers want.

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The blueprint for this will be laid out in Sol’ s review next month and I know he will make some remarks in his address today.
With regard to the regulatory environment — we believe there must be a regulatory regime that promotes and champions real competition — amongst all telco providers – including Telstra.
All Australians need a regulatory environment that promotes investment in new and innovative technologies and services.
That regulatory environment must not prevent those who invest from earning a reasonable return. It must not force investors to give away access to their investments at marginal cost or less to those who choose not to invest.
Ultimately Telstra will and must operate in the regulatory environment set by Government. But we have, and will continue to seek to have, an appropriate voice in the debate about the design of that regulatory environment as it impacts on the value and performance of your company. We will continue to push the Government to give investors in telecommunications the same legislative protections that investors in other infrastructure assets enjoy.
As we sit here today there are discussions in Canberra about the shape of our Company’s regulatory environment. People are making crucial decisions that will have a very real impact on the value of your investment in this Company.
We have been very involved in these discussions and have spared no effort to ensure the best interest of shareholders, customers and the industry are represented.
But I have to say we have concerns.
Let there be no mistake — Telstra is committed to the Government’s sale of its remaining stake in your company, but not at any price. We entered the sale debate because we wanted to ensure that the interests of all shareholders, existing and potential were protected.
While the sale is in everyone’s interest — it has to be done in a way that best protects shareholders’ and customers’ interests now and into the future.
We agree with the Government that Telstra’s problems today are systemic — and we believe they are largely a result of the regulatory distortions triggered by the conflict of interest that is inherent in Government being owner and regulator during the sell down of its stake.
There is little doubt that Telstra would be regulated like other industries if it were not for the politics of privatisation.
The extraordinary thing is that as the market has become inarguably more competitive regulations have increased dramatically — you would normally find the opposite. Indeed in

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1997 there were around 20 separate laws and regulations that focused specifically on telecommunications; today there are nearly 350.
No one should believe, however, that poor regulation will miraculously disappear when the sale of the Government’s remaining interest occurs — that will depend on the regulatory decisions made in the coming days, weeks and months and whether or not the ACCC decides to treat Telstra and the telco industry as it does most others, recognising and promoting true competition.
We want Telstra to be a growth story. But hard work by us alone will not be enough. We will also need a regulatory environment that fosters competition for all.
International experience has shown that the right regulatory settings create greater investment, lower prices and better products and services.
And while some people off-shore, most notably in the US, are now starting to get it right, they made mistakes at first. Sol has seen those lessons being learnt first hand. We must learn from others’ mistakes — we must not repeat them here — the world is watching to see if we get it right.
We must never forget that Telstra is a world scale business — and we as customers and shareholders should expect world-class performance.
But make no mistake — existing regulatory policy settings have already had a severe impact on the value of your company.
Telstra already faces more than 10,000 pages of telecommunications regulation, requiring us to spend money on compliance when it could be spent on network improvements and new products and services.
Informed observers of Telstra believe that the existing approach to regulation has undermined and will continue to undermine Telstra’s ability to invest in new infrastructure and infrastructure upgrades.
Telstra watchers know that the existing network is in need of major capital injections and that there has been under investment in core infrastructure and capabilities.
Indeed the global and local markets expect pending regulations on access to our copper lines and operational separation — based on abstract economic theories as they seem to be — will undermine the long-standing social principle of access pricing parity between the bush and the city — a principle that I support and I believe is supported by the vast majority of Australians.
I hear and read people, notably self-serving competitors from Singapore, saying Telstra is a monopoly that must be wrestled to the ground and controlled — that we have some stranglehold on the sector. I say those people are out of date and misleading — and are becoming more extravagantly so by the day.
The state of competition in Australia’s telco sector is strong.

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No one need have any doubt — the Australian telecoms market is highly competitive — and inarguably the traditional fixed line monopoly has been broken by mobiles and alternative fixed networks.
From your own experience and from our available data, you can tell fixed line usage is declining at an accelerating rate as consumers move to mobiles. Mobile competitors, many of them huge global corporations, have commanding market share in some metro areas and in many market segments — including the youth segment, which is the pathway to future growth.
And let’s not forget that the Australian broadband market is highly competitive. In fact the broadband market, the platform of the future, is dominated by non-Telstra providers, where today 6 out of 10 broadband subscribers use services other than Telstra.
Developments in mobile broadband, or wireless, will make the market even more competitive.
And yet regulators are still forcing Telstra to provide access services to competitors at rates that are below cost — and they are still requiring Telstra to incur new costs and further subsidise our competitors. Time and time again, international and local experts say this is not a sustainable model.
And as we have said, to repair and improve our networks we will have to continue to spend in the billions of dollars.
And that is before we start talking about next generation infrastructure.
I have already said it today but let me say it again — to put it simply — regulations restrict Telstra’s ability to compete in rapidly changing and competitive environments populated by well-funded global competitors.
Only Telstra must consult with regulators when it wants to provide consumers with lower prices and better services, and only Telstra runs the risk that a regulator will tell it how long a special offer can stay in the market with specific offerings.
Regulations are a barrier to Telstra’s initiatives to increase revenues as it competes for a larger share of consumers’ spending in a market growing through integrated services.
As you are well aware we have talked to the regulators and Government about ways to improve the situation for shareholders and customers. And we won’t stop.
In closing:
•	Your Board is as disappointed as you are that your investment in Telstra has not met your expectations. We are sparing no effort to deliver the performance we all want to see.

•	In Sol and his team you have international experience and a proven performance record to drive world-class operational and financial performance from your company Sol will lay this out in his review in November.

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•	But even the best operational performance will not deliver the returns you are entitled to expect on your investment in the current regulatory environment which deprives us of the ability to compete in the market with new and innovative products and services and provides little or no incentive to grow the company through investment in those products and services.

•	The messages that the Board and you — and the Government — as shareholders have received since Sol’s arrival have not been easy to give or to receive.

But they are the truth and we must face up to them if we are to address the enormous challenges facing this company.

•	The assurance that I give you is that every director and every executive will be 100% focussed on running this company in the interests of our customers and 100% of our shareholders.
We will see this through.

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TELSTRA ANNUAL GENERAL MEETING 2005
MR SOL TRUJILLO, CEO
ADDRESS TO SHAREHOLDERS
Introduction
Thank you Chairman,
Ladies and gentlemen, I’m delighted to have this opportunity to talk with you, our shareholders, today.
In the four months since I joined Telstra, I’ve talked to many people – customers, staff, dealers, suppliers, shareholders and a few politicians as well.
To many, I’ve said why I’m here — it’s because Telstra is one of few remaining full service telecommunication companies in the world that has the opportunity if allowed to bring unique services and capabilities to all Australians.
My experience in telecoms over the past thirty years has given me insights into how to deliver the kinds of products and services that are important to our customers – and which are the only way to sustainable growth for our shareholders.
I’m here because I see opportunity –
-	for this company;

-	for our customers;

-	for our shareholders; and, indeed,

-	for all of Australia.
I look at Telstra as probably one of the few companies in the world that still has all the right assets as a company to be able to serve customers in what I call the way of the future.
And the way of the future is about integrating services – that is, making all services work together simply, easily, in ways that you want.
It is about creating new experiences that help people in their lives, whether it be at home, at work, in business, at leisure, on the go, or somewhere in between.
There is only one company that is able to deliver unique services and capabilities to all Australians, whether you are in the city or the bush, whether you are a big business or a small one, whether you are rich or not so rich, and whether you are on the go or always in one place.
That company is Telstra.

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Telstra stands for many things –
-	an iconic brand. Our name recognition is about as high as you will see anywhere in the world;

-	local presence. We are an Australian company, majority-owned by Australians. We are not from Singapore or anywhere else. We have people working and living in the community throughout Australia who our customers know – which gives us, I believe, a tremendous advantage;

-	a large customer base;

-	significant infrastructure in place; and

-	people — a lot of great people who need to be enabled to do their jobs in order to best serve our customers.
Since July, I have had the opportunity to meet many of our people on the front line and talk to them about what they’re doing — and what we’re not doing — to give our customers the best experience possible.
I’ve talked to staff in forums and in call centres in Adelaide, Brisbane, Canberra and other places throughout the country.
Visited and interacted with:
-	our technical staff in our Global Operations Centre in Melbourne;

-	our product managers in our Sydney Customer Innovation Centre; and

-	staff in our Telstra Shops and seen how they deal with customers wanting multiple services.
I’ve seen Telstra Country Wide staff providing solutions for regional customers in Blackall in Western Queensland and I have had plenty of positive feedback about our presence — a presence that only Telstra claim.
Met some of the best of our people: the high achievers of our sales force — people recognised for creativity in finding the innovation that our business customers need.
And met some of Telstra’s ‘Service Heroes’ — people who receive acknowledgement from customers and fellow staff for going further than expected — surprising and delighting them.
Like our dedicated field technicians who worked tirelessly to restore services after the floods in Lismore in northern New South Wales a few months ago.
We’ve got some great people.
It was Telstra people who were on holidays at the ski fields of Mount Buller recently. They worked

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through the night in near freezing conditions to keep the phones working after gale force winds blacked out the township.
It was Telstra people who, on a long weekend earlier this year, put their own holiday plans aside to get the residents of Sale, in regional Victoria, back on the air after their exchange was burnt to the ground.
I’m aware that there’s something special about Telstra people, particularly when they’re working for Australians in times of challenge, natural disaster and tragedy in addition to servicing the every day needs of all Australians.
They’re delivering great service to our customers — and that’s really what we’re on about here — moving this company from where we are today to being a better company.
So that’s why I am here. I am excited about the opportunities and I believe that we have a very unique opportunity here if we can align this business around a consistent strategy centred on our customers and enabling them to do their jobs without bureaucracy or regulatory intervention. Now, in talking to you, our shareholders, I am not saying everything is perfect. I am not saying every customer is happy with their experience. But I do want, today, to emphasise the efforts of our staff.
I do not, however, underestimate the challenges.
One of my first actions as CEO was to give notice to the markets that we would have — for the first time — a negative growth rate in terms of earnings.
That wasn’t an easy thing to do. In my career, I’ve never had to tell the markets that before. But that’s the truth. We’re not doing as well as we need to be doing. And we can’t and won’t hide the truth from you, our shareholders.
We have pressures that have been building on the business, regulatory decisions that destroy shareholder value, competitive pressures that are increasing, technology changes that must be dealt with and other issues facing the business.
As a result of pressure from the last few years, revenues are declining in the core business while costs are increasing.
Times are getting tougher for us. So we have to get better. We’ve got to find ways to grow the business.
The world of the telecommunications business is changing fast — and no more so than in relation to our fixed line business where revenues are falling due to increasing migration to mobile services and use of email.
In the first half of the 2004-05 year, our fixed line revenues declined 1.9 per cent, and in the second half five per cent. And this decline is accelerating.

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Increasing usage of these new telecommunications services at the expense of the traditional fixed line is happening all over the world. It has happened years ago in some markets and it has now hit here in Australia. The fixed line business is a high margin business and impacts significantly on our cash flow.
The standout performers in our business in 2004-05 were mobiles, broadband and Sensis, our advertising and directories business.
In mobiles, we successfully grew our business and broadly held our market share. However the advent of capped mobile calling plans is putting pressure on our revenue streams and margins. In August we said it would be difficult to repeat last year’s growth and in September we said growth in mobiles will be about half that of last year. Again, this pressure on mobiles is occurring throughout the industry, not just at Telstra.
In broadband, Telstra BigPond earlier this month announced the connection of its one-millionth broadband service — the growth has been impressive. We are the leading player in the market — but I believe we have to be even more aggressive to extend our lead as we go through this early stage of what I call the land grab. We need to compete with a long term view and broadband is vital to the future of the company.
Sensis is a well-run business that appears well-placed for future growth. But, once again, the competition in the online advertising market is pretty hot.
The reality is that our game is changing. There are no free kicks any more for any of us in the marketplace.
But it’s no use my standing here and wringing my hands about all this. We need to change with the game.
We need to focus on one thing in particular — that is, the customer and their needs.
Customer service
My business philosophy isn’t complicated. Simply, the customer is the boss. They have needs that they want met and it is our job to meet them better than anyone else.
When customers want to do business with Telstra, they want to be taken care of quickly and efficiently. They don’t want a call to take their whole lunch break. They don’t want us to make two home visits for different installations.
It is our job to create the systems, the processes, to train our people, to develop and provide the service that you, as customers and shareholders, want.
In order to do this we are going to change the focus of this business away from silos into a cohesive and integrated company.

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We will let the customer define the experience they want and then we will organise our processes around that definition. So that we have the services available — and the capability within the company — to start delivering an experience for our customers throughout Australia like they have never had before.
A new Telstra
Our strategic review is our vehicle for change — our blueprint for the future — a future in which this company and its customers will be connected like never before.
I expect to present the review in November.
The review is looking deep into our business — the infrastructure, the processes, our systems architecture, our marketing, our sales, our product development, our go to market strategy, dealer relationships, partnerships, costs, virtually everything.
Our intention in doing this is to optimise Telstra’s capabilities going forward ... financially, competitively, experientially and culturally.
We are going to be about creating a new Telstra which delivers an enhanced and differentiated customer experience.
It will be reflected in our investments. You will see it in consistency of decisions. You will see it in the outcomes of the actions that we choose to take.
We will create new revenue sources to grow the business.
We will be leaner and more efficient.
Some things will be cranked up — others will be stopped. We will prioritise to give our customers the best experience and you, our shareholders, a value enhancing experience as well.
We will remodel this business.
How will we do all this?
Although I am not going to get into any detail until we have completed our work, I have talked before about five main areas.
First, through market-based segmentation.
That’s another way of saying knowing the customer better than our competitors do. By asking customers what their needs are and delivering them.

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Market-based management involves researching the customer’s needs from a customer standpoint — not research that justifies what you want to do, but real independent research that enables the definition and description of individual customer’s needs and customer segments
-	which then enables value propositions to be developed and offered to customers whatever segment they might fit in; and

-	which then enables products and services to be developed and offered to customers focussed on their common segment needs.
We have started the process.
Second, I am a believer in the one factory model. We have one factory, one network, IT systems in the business that we will look to optimise as best as we can. We will look at the network in an integrated and co-ordinated fashion because we can’t afford to have multiple systems.
In the marketplace today consumers want things to work together. Customers want one integrated and seamless solution encompassing multiple products and services we offer. But we can’t integrate their needs if we don’t integrate ourselves as a business.
Third, we will remodel the business around innovative services and capabilities.
Innovation is embedded in every value enhancing business around the world. We will use innovation not for its own sake, but innovation that differentiates us from our competitors.
Fourth, by making our cost structure leaner.
Our cost structure is too high.
We must take costs out of our business so we can compete better and offer better value to our customers.
And finally, through action. The time it takes for decision making will improve significantly. Obviously, this is a big company — but I want us to move fast and compete hard.
The industry is going through challenging times as evidenced by earnings warnings not only by us but by competitors. Technology is causing a lot of change and it will continue to do so.
Obviously the regulatory climate is extremely important for us. Upcoming regulatory decisions, as the Chairman has said today, will be crucial for the future of this company — operational separation and unbundling the local loop will be two decisions that each of you should be interested in because, if they go forward as proposed by the ACCC, they can be materially damaging to the company in which you own shares.

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Conclusion
I conclude my remarks today with a simple promise: we will tell the truth and focus our future agenda on results.
A lot will happen in the next couple of months and I’ll keep you informed. I want all of us involved with Telstra — staff, customers and shareholders — to be aligned in understanding where we are going.
As a person new to this company, I hope everyone here today shares the view that Telstra is their company, an Australian company.
We are here to serve you in the stimulating times ahead for this industry and this company.
As we think about the business going forward, I want to encourage the idea of Telstra always being better — being better, clearly, than our competitors — but most importantly being better in the eyes of our customers.
Thank you.
ENDS

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TELSTRA ANNUAL GENERAL MEETING 2005
MR CHARLES MACEK, CHAIRMAN — REMUNERATION COMMITTEE
REMUNERATION REPORT
Introduction
Ladies and gentlemen,
My name is Charles Macek and I am Chairman of the Board’s Remuneration Committee. I am presenting the Remuneration Report prepared in accordance with the Corporations Act for the Telstra Group for the financial year ended 30 June 2005.
This is a new requirement of the Act. Each year, we will prepare a remuneration report describing the remuneration of each of the directors and our most senior executives and will ask you, as our shareholders, to consider and adopt the report.
Under the legislation, the vote on this item is advisory only and does not bind Telstra or the directors. However, we will take the outcome of the vote very seriously and it is certainly something that will be given due consideration when reviewing our remuneration practices and policies for the forthcoming year.
An important part of our stewardship of your investment involves what we pay our top people — our non-executive directors, our senior executives and the CEO.
On your behalf, the Board and the Remuneration Committee closely monitor executive and director remuneration to ensure total transparency and accountability.
At the same time, we are conscious of the need to attract the best people to the job. I think it goes without saying that the market for such people is a competitive one and we need to pay appropriate amounts to get them — and to keep them.
To this end, the Remuneration Committee monitors and advises on:
-	Remuneration of the Board;

-	Performance and remuneration of the CEO;

-	Performance and remuneration of the Group Managing Directors;

-	Remuneration strategies, practices and disclosures generally; and

-	Employee share and option plans.
In carrying out its functions the Committee seeks external expert advice independent of management.
This year there is a separate and very detailed Remuneration Report in your Annual Review and Annual Report.

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I recognise that such detailed disclosure can be difficult to digest — so I will outline the main features of the Remuneration Report as they relate to:
-	senior executives;

-	the former CEO, Dr Switkowski;

-	the new CEO, Sol Trujillo; and

-	Telstra’s non-executive directors
Senior Executives
The Remuneration Committee regularly reviews the strategy, structure and policy for senior executive remuneration. In doing this we have regard to expert independent advice, community standards and expectations and the business judgment of the Board.
The committee’s policy is that executive remuneration should:
-	reflect the size and scope of the role and be market competitive in order to attract and retain talent;

-	be linked to the financial and operational performance of the company;

-	be aligned with the achievement of the company’s long-term business objectives; and

-	be differentiated based on individual performance.
In short, we foster a performance driven culture with clear individual accountabilities, where remuneration packages are designed to incent and reward superior performance.
Senior executive and CEO remuneration is linked to both short and long-term performance through:
-	the Short Term Incentive (STI) plan, which is focused on achieving operational targets; and

-	the Long Term Incentive (LTI) plan, which is focused on achieving long term growth in shareholder wealth.
As foreshadowed last year, the Board has made changes to the remuneration arrangements that significantly strengthen the link between remuneration and company performance. As a result, a greater proportion of the total package of senior executives and the CEO is at risk. This is evidenced by table 13 of the Remuneration report which shows that last year the STIs paid ranged from a low of 30 per cent to a high of 70 per cent of maximum potential, reflecting performance against pre-determined targets.
Each executive has specific quantitative and qualitative targets at both a corporate and individual level, and each executive’s package and performance is subject to a formal annual review.
There are no easy targets and in all but one of the past five years, long-term performance hurdles have not been met. And on current performance, most LTIs granted between 2002 and 2004 will not be paid.

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I should also add that the values shown for the executives’ LTIs in the remuneration table represents an accounting value. The executives may or may not actually receive these amounts. Executives only derive value if performance hurdles are met. Apart from the September 2001 plan, our executives have not derived any value from the LTIs to date.
Former CEO
I will now address payments to the former CEO Dr Switkowski.
Dr Switkowski received fixed remuneration, short term incentives and long term incentives in accordance with the terms of his contract, under the same principles as I have just outlined for the senior executives generally. These were payments he had earned under his contract for carrying out his employment, and he was entitled to them irrespective of ceasing employment on 1 July 2005.
In addition, because his employment was terminated, he received a termination payment of $2,092,000, representing 12 months’ fixed remuneration. This was an entitlement under his employment contract and had already been disclosed to the market.
Finally, as you would expect, Dr Switkowski also received payments for his accrued leave when he departed.
New CEO
The Chief Executive Officer’s salary package has been the subject of some interest and media reportage.
Yes, Sol’s package is substantial — but so is the task ahead of him. This is a large and complex company operating in an intensely competitive industry with rapidly evolving technology.
Sol’s package comprises:
-	a sign-on payment of $1 million;

-	fixed remuneration of $3 million a year;

-	an incentive of up to $3 million under the Short Term Incentive plan, subject to achieving performance metrics set by the board, with pre-payment of 50 per cent of his potential maximum Short Term Incentive for 2005-2006;

-	up to $4 million for achieving maximum performance milestones under the Long Term Incentive plan, as determined by the Board. Achievement of these targets will require significant performance by the company.
These performance hurdles will be determined in light of the outcome of the strategic review in November. But let me squash — once and for all — the speculation that it is in Sol’s interest for the share price to be lower at this time.
This is wrong.

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Any parts of his current package related to share price performance will be set, as the company has always done, against a benchmark of the five-day weighted average share price after our annual results. This is $4.78. There is therefore absolutely no incentive — none whatsoever — for Sol to see the share price fall.
Seventy per cent of Sol’s earnings are at risk and dependent on his and the company’s performance. His package is structured on delivering shareholder returns.
The vast bulk of his package will only be delivered when he delivers.
Non-executive Directors
The total fee pool for non-executive directors is approved by a resolution of shareholders at the Annual General Meeting. Today we are asking you to approve an increase in the fee pool. The Board determines how these fees are allocated among the directors within the fee pool.
All non-executive directors — that is all directors other than the CEO — receive a “total package” of fees. They are required to take a minimum of 20 per cent of fees in the form of Telstra shares. This aligns their interests with the interests of our shareholders. The shares are purchased on-market, allocated at market price and held in trust for five years — unable to be dealt with — unless the director ceases to be a director.
The Chairman currently receives a package of $308,000 per year. Other directors receive $88,000. Directors who are members of committees receive additional committee fees. Non-executive directors appointed before 1 July 2002 — which is presently all directors — are also currently entitled to retirement benefits calculated in accordance with the Corporations Act and Board approved guidelines — but we are proposing to discontinue this, which leads me to my next point.
The current fee pool is $1.32 million. As you will have seen in your notices of meeting, and as reported in the media, we are asking you today to approve an increase in the fee pool for non-executive directors to $2 million.
We fully understand that a proposal to increase directors’ fees is never going to be popular, particularly at a time when the share price has fallen.
It’s not a small increase. But nor is it extravagant. We believe it is warranted for three reasons.
One, we’ve decided directors’ retirement benefits should cease accruing, and propose to increase directors’ fees in recognition of this.
Two, we’re looking to appoint more directors, and more people will need to be paid out of the total fee pool.

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Three, what we pay our directors remains below what other major companies pay.
I’ll elaborate on each reason.
Retirement benefits for directors were once commonplace, but most companies are now phasing them out. There is a shift away from retirement benefits, which fall outside the shareholder approved fee pool, to ensuring that all elements of directors’ remuneration are drawn from the fee pool. Telstra wishes to adopt best practices.
Last year we paid $1.11 million out of the fee pool to our directors. But on top of that, under the existing arrangements, they became entitled to another $551,000 in accrued retirement benefits, which are not counted in the fee pool. In other words, outside the fee pool, directors received further rewards equating to nearly 50% of the fee pool.
From today, if this resolution is passed, all directors’ retirement benefits will cease to accrue and the fee pool will be increased in recognition of this. All directors’ benefits will be counted in the pool and the fee pool will truly represent the maximum aggregate remuneration available to directors. Thus the system will be more transparent. What we’re effectively doing is moving benefits from outside to inside the fee pool, and this accounts for a large part of the proposed fee pool increase.
Retirement benefits accrued to date will be converted into an equivalent liability in Telstra shares calculated by dividing the accrued retirement benefits as at today’s date by the volume weighted average price of Telstra shares in the five trading days following the announcement of our strategic review and paid out to our directors when they retire. We believe this further aligns our directors’ interests with those of our shareholders, meaning that directors will receive a greater benefit if the company’s shares perform well and a lesser benefit if they do not.
The proposed fee increase will also help provide capacity to appoint additional directors. As has been reported in the media, we are looking for three new directors at the moment to replace Messrs Ralph, Clark and Chisholm, all of whom have departed in the past year.
Notably, Mr Chisholm elected not to receive fees for serving on the board. This was quite unusual and we cannot expect any replacement director would do the same. So despite intending to engage the same number of directors as before, we will actually need to fund an additional directorship out of the fee pool.
The third and related reason for the increase is to allow remuneration which is more consistent with market benchmarks.
The reality is that it is a competitive marketplace and to attract and retain top boardroom talent the remuneration on offer needs to be comparable with what’s available from other major companies.

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In recent years, there’s been a significant shift in directors’ fees in the Australian market due to the increased time and responsibility required of non-executive directors.
There is no doubt that the demands on your directors have never been greater. Their time commitments have increased significantly. Matters are more complex. There are more Board meetings and those meetings go longer.
There’s more regulation, both domestic and overseas, which impacts on Telstra as it is listed in the US. There’s increased focus on compliance and risk management. There are more governance requirements.
This proposal will bring what we pay our directors closer to comparable companies in Australia — though it’s still substantially behind many of them and short of the median, which is approximately $2.5 million for Australian companies with a market capitalisation in excess of $5 billion.
Compare our proposed fee pool of $2 million to:
-	National Australia Bank — $3.5 million

-	Commonwealth Bank — $3 million

-	BHP Billiton — $3 million

-	Qantas — $2.5 million
If the increase in the fee pool is approved today, the Chairman’s package will increase from $308, 000 to $450,000 and a Telstra director’s base fee will increase from $88,000 to $130,000, with the bulk of the increase being in recognition of the cessation of retirement benefits.
Board committee fees will also be increased by slightly smaller percentages.
Finally, it is important that I make clear we have no intention to pay all of the fee pool immediately (indeed, we do not pay all of our current fee pool at the moment). We expect that with the eventual appointment of three new directors — including an additional paid directorship — and the increase in directors’ fees to recognise the cessation of retirement benefits and their increased responsibilities, approximately $1.8 million of the fee pool would be used.
Again, this compares favourably with a total benefit of approximately $1.66 million provided as fees and retirement benefits last year.
With most of this increase reflecting the move of benefits from outside to inside the fee pool, we believe that the proposed increase is reasonable and appropriate.
Conclusion
I trust you will take from my remarks that in relation to executive remuneration, the Telstra Board — on shareholders’ behalf — will continue to ensure full transparency and accountability.

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The link between remuneration and the company’s performance has never been stronger. What we pay our top people depends very much on company performance. Only when they deliver is their full package delivered.
Be assured that we will be taking into consideration the outcome of this vote when reviewing our remuneration policy. As a Board, we take your views on these matters very seriously.
We understand that governance in this area is not only doing what is required of us by law, but also what is expected of us by the community and by our shareholders — doing things right and doing the right thing.
Thank you.

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Annual General Meeting 2005
Tuesday 25 October
Chairman Addressing Questions
Ladies and Gentlemen we now move to item two of the Agenda, which is the discussion of the Financial Accounts and General Questions.
Many shareholders over the years expressed an interest in putting forward questions for us to address on their behalf, especially those who cannot attend in person. Recognising this, last year’s notice of meeting gave shareholders the opportunity to submit questions in advance of the meeting and we responded to many of those questions at the meeting.
We believe that approach worked very well and was important in giving as many shareholders as possible a voice at this meeting, so we have provided the same opportunity again this year.
We received nearly a thousand questions from across Australia and overseas. While I cannot answer each and every one of them today, I am going to address the key themes.
As you would expect, with Sol having been appointed just a few months ago, there were a number of questions about our new CEO, so I will start with those.
The CEO and Executives
Why did Telstra hire a foreign CEO rather than a local?
The job of leading Telstra is probably the toughest job in corporate Australia. It takes an extraordinary individual to do it. Suitable candidates are few and far between.
We conducted a global search, our aim being to identify the very best candidate we could. Relevant experience and a proven track record were the criteria.
Sol was the unanimous first choice of the Board for the simple reason that after a rigorous worldwide search we were convinced he was the best person for the job.
Why does the new CEO receive a significant remuneration package?
As Mr Macek discussed, the CEO’s package is substantial, but so too is the task ahead of him. And the reality is that this is the type of package required to attract a CEO of Mr Trujillo’s calibre. Telstra is a global-scale company in a global industry — we need to pay accordingly to attract international talent.
Having said that, we have certainly kept Australian conditions in mind and Sol’s remuneration is consistent with that provided to CEOs at other major corporations.

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The vast majority of Sol’s package is at risk, with 70% comprising incentive components that will be contingent on significant performance hurdles.
Shareholders can be assured that if the CEO receives the full package potentially available, they will be absolutely delighted by the performance of the company.
Why doesn’t the CEO own shares in the company?
It is absolutely appropriate that a very large part of the CEO’s remuneration is received in equity, and the CEO is committed to this. However, he did not own any shares in the company before taking office and it would be inappropriate for him to be buying shares in the company at the same time that he is undertaking a major strategic review of the company.
The Australian Shareholders Association asked the following question:
Do we have a policy in place which prevents our Senior Executives from hedging their performance rights via price protection schemes?
The answer is yes. A number of years ago the company adopted a policy which prohibits executives from entering into transactions which effectively operate to limit the economic risk of their security holdings in shares allocated under executive share plans during the period the shares are held on their behalf by the trustee of the share plan.
Governance Issues
We received a number of questions around various aspects of corporate governance, in particular comments made about the company’s future prospects, our briefing to the Federal government on 11 August, and public comments made by senior executives.
Let me preface these comments by saying that Telstra takes continuous disclosure very seriously. The quality of our corporate governance practices has been recognised through top rankings in a number of recent surveys. We are proud of our track record and very confident that we have complied fully with our disclosure obligations.
First,
Why are the CEO and his management team talking down the share price?
Let me state unequivocally that management does not talk the share price up or down — Management’s job is to ensure that the market is fully, truthfully and equally informed. Or, as I said earlier, “telling it as it is.”
Management does not set Telstra’s share price — the market does.
As to the government briefing,
Telstra is legally required by the Telstra Corporation Act to keep the Minister informed about the operations of Telstra. While the 11 August briefing document did include some forward looking information that was provided to the Government in accordance with the Telstra

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Corporation Act, there was nothing in the document which was inconsistent with the information provided to the market earlier in the day on 11 August with our full year results.
Telstra regularly briefs the Minister on Telstra’s operations in accordance with these statutory requirements. These briefings are not required to be, and are generally not, released to the market.
This requirement to provide the Government with information that is not available to other shareholders has been noted in the T1 and T2 prospectuses and in every annual report that Telstra has issued since listing on the ASX in 1997, and on the current legislation it will remain in place until the Commonwealth’s shareholding falls below 15%.
As to Mr Burgess,
Mr Burgess’ remark about share recommendations to his 88 year-old mother was made during a dinner engagement at the National Press Club to discuss the regulatory environment applying to Telstra. It was a way of illustrating his concern about the increasingly negative impact that the regulatory environment is having on your company’s business, and therefore on your investments.
This is a point that Telstra executives had made a number of times before that dinner and have made again many times since.
Now people may or may not like the turn of phrase, but his underlying point — namely, that Telstra is the subject of a value-destroying regulatory regime — is one that shareholders deserve to know and should be told.
Why have these concerns about regulation and the company’s outlook not been raised before now?
We are in a time of profound and rapid structural change for the company, and the industry, with the accelerating decline of the PSTN business, the migration of customers to lower-yield products, the intensifying effects of competition, and the emerging impact of capped mobile plans. These are trends our competitors have recently started commenting on too. What’s more, the rules of the game are being written by the regulators as we speak.
We hired Sol because the board saw a need for fundamental change in the company’s direction and moved to make it. We believed it was necessary to get an executive of Sol’s calibre to assess the company’s position and determine what we needed to do to meet the challenges facing the company and deliver on its potential. He has been doing this since he arrived on 1 July. Informing the market about the position of the company and the implications of the regulatory environment is part and parcel of this process.
The Board
I will now move to questions concerning the board.
Mr Macek has already discussed at length the issues surrounding the proposed increase in the non-executive directors’ fee pool, so I will address a few of the other questions we received.

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Is it appropriate for directors to serve on more than one board?
We consider there are great benefits in having directors who serve on the board of other leading companies. Business leaders should always be focussed not just on their own industry but on learning best practices from other industries. Serving on more than one board allows our directors to do this, and the resulting influx of fresh ideas is healthy for any board and serves the best interests of shareholders.
Clearly directors are cognisant of ensuring they have the capacity to fulfil their role.
Why do you need to add more directors to the board?
Every board needs to have directors who together provide a range of complementary skills and appropriate experience. We have had a number of non-executive directors retire in recent times leaving a current board of 6 non-executive directors. The Board believes that the optimum number of directors is around ten, including the CEO.
The Board has retained an executive search firm to assist in the selection of three new directors to ensure that the Telstra board continues to be well equipped to help the company navigate the range of challenges that we face.
Share Price/Telstra Performance
Understandably, shareholders had many questions about the share price and the company’s performance.
Rather than answer each individually, I will give you some overarching observations about these issues.
First of all, let me say again that the market sets the value of Telstra shares, not the company. Telstra’s share price is affected by a variety of factors, both related to the company’s performance and conditions in the equity market as a whole.
I do not want to make predictions about our share price but what I will say is at the time of T2 telecommunications companies around the world were in favour and equity valuations were higher than they are now. This was not a phenomenon unique to Telstra or the Australian stock market. The so called ‘dot com’ boom was a worldwide market phenomenon. Since then the market’s assessment of the value of telecommunications companies around the world has retreated.
On September 5 we provided the market with an updated guidance, saying we expected Earnings Before Interest and Tax to be in the range of 7-10% lower in fiscal 2006 than in the previous year. The financial markets reacted accordingly.
We expect to provide further guidance when we announce the outcomes of the strategy review in November.

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Commonwealth Holding/Ownership of Telstra
With the passing of the T3 sale legislation and the associated media coverage on government ownership and privatisation of the company, it came as no surprise that there was a high level of shareholder interest in this issue, with questions such as:
Should there be a concessional offer for shareholders who invested in T1 or T2?
That is a matter for the Government.
What will happen to staffing levels once Telstra is fully privatised?
The ownership structure has little impact on how we would run the company on a day-to-day basis. Rather than ownership structures, a far more important determinant of staffing levels and our ability to grow will be whether Telstra is operating in a regulatory environment that enables us to compete in the marketplace and incents us to invest in new products and services.
Does the board think the company can grow while it remains majority Government-owned?
The sale of the Commonwealth’s holding will give the company greater flexibility in its capital structure and enable the company to access equity markets to raise additional capital, rather than be restricted to debt.
What will happen to funding of projects in country regions once Telstra is fully privatised?
As I said in my presentation, we are committed to the bush and will meet our obligations.
Again, the real question is whether the regulatory environment will be one that allows a win-win outcome, a system that both fosters a world class telecommunications industry to serve Australia’s communities — no matter where they are located — and enables Telstra and its shareholders to sustain a reasonable economic return from doing so.
Such a system is possible, but we don’t have it now.
shareholder administration issues
We received a range of questions about various issues arising for your shareholdings, especially changes you wanted to make to your holdings, including consolidations, change of address, opting out of receiving the Annual Report and the like.
Some shareholders offered to receive just one set of correspondence and one annual report to cover their multiple shareholdings.
Telstra is legally obliged to send separate shareholder communication materials for each registered holding. However, if you have more than one registered holding, there are share registry staff outside the meeting who would be very happy to explain to you how those

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holdings can be amalgamated. They can also advise you about getting some or all of your shareholder documentation electronically if you prefer.
Another common question was -
Why can’t Telstra shareholders receive some sort of reward for being shareholders eg a discount off Telstra products and services?
Telstra has examined shareholder discount and reward programs a number of times. However every time we reach the same conclusion: the best reward we can deliver to shareholders is sound financial performance and this is best achieved through programs that reward customer loyalty. The experience of other companies is that shareholder discount programs can be very expensive to administer and constrain the ability of the company to offer other programs to loyal customers.
[THE CHAIRMAN HANDS TO THE CEO]
I would now like to ask Sol Trujillo to address some of the operational questions we received from our shareholders.
Telstra Customer Service
We received a number of questions about customer service.
We won’t be answering questions in relation to individual service issues as part of this presentation, but there are customer services staff in our display area today to assist you with any operational issues you may be experiencing.
We will however address some of the broader questions asked.
When will broadband be available in my area?
You will have seen media reports that Telstra proposed a National Broadband Plan to the Government that would have resulted in Telstra investing $3.1 billion to roll out next generation 6 MB/second broadband to 87% of Australian homes and businesses, with the government funding a further rollout to take this lightning fast speed to 98% of the population. The government chose to reject this proposal.
All Australians can currently get high-speed access to the internet using one of three technologies — cable, ADSL or satellite. ADSL has technical constraints which mean it will not be a universal broadband service in a country like Australia, hence the need for a satellite service.
Telstra has a series of initiatives to improve the current reach of ADSL from approximately 75 per cent of services at the beginning of 2004 to up to 90 per cent by the end of 2006. Solutions will vary from service rearrangement for a single customer through to the establishment of new exchange buildings serving whole communities.
Why is mobile telephone reception still not perfect throughout Australia?

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Telstra currently operates three mobile networks — GSM, CDMA and 3G. There is overlap of these networks, particularly in metropolitan and major regional centres, with CDMA coverage more extensive in rural locations.
CDMA coverage is now available to more than 98.3% of the population and covers over one-fifth of Australia’s land mass. Between 1 July 2004 and 30 June 2005, we delivered 240 new CDMA macro radio sites.
Our GSM network covers more than 96% of the Australian population and we delivered 321 new GSM macro radio sites last year.
Is Telstra contemplating introducing timing on local calls?
Telstra has no plans to introduce timed local calls and we will continue to comply with our statutory obligation to provide untimed local calls.
Staff
Are there going to be large staff cuts, as speculated about in the newspapers?
We have advised the market that we are undertaking a company-wide strategic review and that the outcomes will be announced in November. Obviously, the company’s strategy into the future will shape every aspect of our operations, including our staffing.
This review has yet to be completed so the many and varied predictions you may have read about our future staffing levels remain pure speculation.
Why has the company taken some staff to Lindeman Island for a reward?
Every company of significance that I know of around the world devotes time and resources to rewarding and recognising its outstanding employees.
The staff on this program deserved their reward because they made significant contributions to our business at a time when the competitive and regulatory pressures on Telstra have never been greater. They surpassed sales targets, developed winning and positive relationships for Telstra with our customers and delivered outstanding results for the company which help us grow our business.
We are proud to reward and recognise our employees who achieve excellence in their role and exceed expectations, and it is something we will continue to do. It is an investment in our best people who are the future of the organisation, and it helps Telstra build a high performance culture at all levels of the organisation.
Do you have call centres in India phoning Australia?
We do not have call centres located in India. When you call us or we call you, every Telstra customer service person you talk to is located in Australia.
Having said that, Telstra is proud of the diversity of its workforce — many of our customer

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service staff come from all around the globe and have accents to match but they’re all serving you from within Australia.
[CEO HANDS BACK TO CHAIRMAN]
I would now like to ask John Stanhope to address some of the financial questions we received from our shareholders.
John Stanhope.
Capital Management/Dividends
Shareholders also had a range of questions about capital management and dividends.
Have dividends being paid out of reserves/borrowings instead of profits?
Telstra pays and always has paid its dividends out of retained profits in accordance with the Corporations Act.
In the last year our total cash payout to shareholders by way of dividends and share buybacks has been higher than free cash flow. This has been a deliberate strategy we outlined to the market when we announced our 3 year capital management program in 2004. Telstra’s balance sheet is very strong – and our gearing levels are certainly lower than many of our international peers. I note that on the 21st of June last year when we announced our strategy to return additional capital to shareholders the share price rose by over 4%.
As at 30 June 2005 our capital structure was still more conservative than our target financial settings against which we benchmark ourselves.
Over the last 2 years, despite returning over $9 billion to shareholders, we remain below our target gearing ratios and our net debt has risen less than $1 billion. Of course, paying out more through dividends and buybacks to shareholders than is generated in free cash flow is clearly not sustainable indefinitely for any company but we have said all along that this is a three year program subject to the guidance given on 11 August.
Will current dividends be sustained going forward?
We advised the market on 11 August that the final tranche of our three year capital management program would be executed based on the flexibility of our balance sheet going forward and that we will continually monitor this as the regulatory and the T3 environment unfolds.
The Board will always reassess ordinary dividend policy if there is a material change in outlook going forward, but at this point in time there has been no change to our guidance from August 11.
Why doesn’t Telstra introduce a dividend re-investment plan?
In the past, we could not easily introduce a DRP because the Telstra Corporation Act prevented a reduction in the Commonwealth’s equity below 50.1%. Although that restriction no

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longer applies, we are not currently looking to raise additional capital so we have not reconsidered the introduction of a DRP.
Why is there a long delay between profit announcements and dividend payment?
We indicated to shareholders at last year’s AGM that we intend to pay dividends more quickly. We publish a financial calendar well in advance which is relied upon by many market participants, so we could not implement those changes immediately. I’m pleased to advise that from the interim dividend in March next year we will be paying dividends approximately one month sooner than in previous years.
The Australian Shareholders Association asked the following question:
More than 60% of Telstra’s $36 billion balance sheet for 30 June 2005 consists of “Communications assets.” Does the valuation of the public switched telephone network, which accounts for most of these assets, take account of the falling demand for traditional telephone services in favour of internet based telephone services?
The short answer to this question is Yes.
We assess the carrying value of our assets twice yearly, based on expected future net cash flows discounted to present value, and are satisfied that these valuations are appropriate.
In looking at this valuation, it is important to understand that where assets can be shown to be integrated to generate cash flows, the valuation is performed over the group of assets collectively, rather than individually.
The consequence of this is that Telstra’s Australian network operations are treated as a single unit for accounting purposes, because – to pick up the question — internet based services still require connections via the core transmission network and customer access network.
Line Rental Charge
Why have line rentals increased so much over recent years?
The last line rental rebalance was announced in April 2004 and came into effect in June 2004.
The increases in line rental have been consistent with the Government’s price control requirements, which are administered by the ACCC. The ACCC has previously acknowledged that Telstra provides customers – both wholesale and retail — with access to its network at below cost.
It is important to remember call prices continue to fall.
Importantly, we also provide more than $200 million per annum in concessions to pensioners, low income earners, the elderly and job seekers, and many millions of dollars in line rental discounts each year to eligible charities and non-profit organisations.

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Credit Card Charge
Why has Telstra introduced fees for paying by Credit Card?
Telstra provides its customers with a large number of choices in relation to how they pay their bills. Customers not wishing to incur a credit card fee can choose other payment options.
By way of background, a ruling from the Reserve Bank of Australia effective from 1 January 2003 permitted merchants to recover from cardholders the charge levied on merchants by the credit card companies for accepting credit card payments.
At Telstra we previously absorbed the costs associated with payment by credit card, which were quite high and rising. However, the RBA ruling and the high cost to Telstra of this form of bill payment prompted us to move to recover part of this cost.
It is important to note that some customers are exempted from paying the credit card fee including those on Telstra’s Pensioner Concession and Telstra disability customers.
[JOHN STANHOPE HANDS BACK TO THE CHAIRMAN]
Auditor Question List
Finally, I note that we received a number of questions addressed to our auditor. Our auditor has reviewed the questions and prepared a list of those relevant to the auditor’s report or the conduct of the audit. A copy of the questions and the auditor’s response is available from the shareholder registration desk in the foyer and on the investor relations section of our website.
Ladies and Gentlemen, I trust you agree that it was important to take the time to address so many of the shareholder questions submitted to us in advance of the Annual General Meeting today.
I now would like to move to questions from the floor.

25 October 2005	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Results of Annual General Meeting
In accordance with Listing Rule 3.13.2 and Section 251AA (2) of the Corporations Act, I advise that the following resolutions were passed by the required majority at the Telstra Corporation Limited 2005 Annual General Meeting.

1: Adoption of the remuneration report	Passed by Poll
2: Increase in the director’s fee pool
The following resolution was passed by Poll:
“That the maximum aggregate remuneration payable out of the funds of the Company to non-executive directors of the Company for their services as directors including their service on a committee of directors be increased to $2,000,000 per annum.”
3: Election and re-election of directors
The following persons were re-elected as directors.

1. Ms Catherine Livingstone	Passed by Poll
2. Mr Donald McGauchie	Passed by Poll
Mr Mervyn Vogt was not elected as a director.
The proxy and poll position is attached.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA CORPORATION LIMITED ANNUAL GENERAL MEETING Tuesday, 25 October, 2005	RESULTS OF MEETING
As required by section 251 AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

	Manner in which the securityholder directed the proxy vote				Manner in which votes were cast in person or by
	(as at proxy close):				proxy on a poll (where applicable)
Resolution	Votes	Votes	Votes	Votes	For	Against	Abstain **
	For	Against	Discretionary	Abstain

3 ADOPTION OF THE REMUNERATION REPORT	1,320,216,509	86,630,815	65,088,368	27,630,395	8,237,992,535	105,092,745	33,892,857
4 INCREASE IN DIRECTORS’ FEE POOL	1,243,306,249	182,656,996	28,644,973	15,418,298	8,136,853,374	192,117,402	15,824,353
5A TO RE-ELECT CATHERINE LIVINGSTONE	1,379,962,734	31,216,606	67,885,944	20,496,760	8,323,294,382	32,827,402	20,936,162
5B TO ELECT MERVYN VOGT	204,288,113	1,171,102,272	75,210,631	48,960,183	236,482,657	8,076,340,410	52,631,747
5C TO RE-ELECT DONALD MCGAUCHIE	1,360,393,611	49,762,600	68,685,330	20,720,442	8,304,427,098	51,542,387	21,111,672

**	- Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

27 October 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Trade Practices and Competition Law Conference
We attach for information a copy of a speech to be given today at the Trade Practices and Competition Law Conference in Sydney.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Trade Practices & Competition Law Conference
Sydney
27th October 2005
“Telecommunications Aus-style: Competition Regulation under an
International Spotlight”
The recent debate over the full privatisation and operational separation of Telstra has thrown a national and international spotlight on the way in which telecommunications is regulated in Australia. What does that spotlight reveal?
The Australian telecommunications regulatory regime is a unique beast – unmatched by any other international jurisdiction. First, there are general competition laws that apply to the industry, as encompassed in Part IV and IIIA of the Trade Practices Act (“TPA”). Second, the telecommunications sector is subject to industry specific arrangements introduced in 1997 and embodied in Pts XIB and XIC of the TPA.
When enacting the industry specific arrangements (almost a decade ago), the clear policy intention of the Australian Commonwealth legislature was that those arrangements were to be light-handed, transitional measures with the general competition law provisions to apply once competition had developed. The term “deregulation” was widely used. The practice has been different. Instead of transitioning to a general competition law approach, we have, and continue to, experience an increase in telecommunications specific regulation despite significant competition and convergence in the industry.
Competition is strong and vigorous in all sectors of the Australian telecommunications industry — new competitors, technologies and service delivery possibilities have arisen and market entry and exit remain fluid. We see a market that has:

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•	gone from just 2 or 3 carriers in 1997 to over 100 carriers and 1000 carriage service providers (including over 700 ISPs;

•	generated overall price decreases of over 20%; and

•	experienced infrastructure investment in new networks, including third generation mobile networks (with further deployment foreshadowed) and the deployment of regional wireless access networks.
In addition, Telstra’s competitors in Australia are affiliates of very powerful corporate multinationals far larger, and often with market capitalisation far greater than Telstra itself (currently capitalised at approximately $52 billion). Based on market capitalisation, Telstra, is one-quarter the size of Vodafone and smaller than a number of US, Asian and European telecoms companies. For example Vodafone is capitalised at approximately $225 billion1 and SingTel/ Optus is capitalised at approximately $34 billion2.
It is therefore not surprising that there has been recent debate around the telecommunications regulatory environment. Today, I will concentrate on what Telstra sees as three key roadblocks. They are:
•	separation requirements

•	Part XIB of the TPA; and

•	Part XIC of the TPA.
These are issues which have the potential, if not managed properly, to detrimentally affect the levels of investment and consequently the quality of telecommunications services in this country.

[1]	See: http://www.vodafone.com/section_article/0,3035,CATEGORY_ID%253D40101%2526LANGUAGE_ID%253D0%2526CONTENT_ID%253D230802,00.html

[2]	See: http://home.singtel.com/about_singtel/company_profile/default.asp

2

Separation Requirements
Various forms of separation requirements have occupied regulators’ minds over the last decade. Rightly or wrongly, these are often seen as another way in which to constrain Telstra’s ability to engage in anti-competitive conduct and to compliment (or extend) the Part XIC provisions.
Until recently, there was a large degree of attention focused on Telstra’s relationship with Foxtel and the resulting horizontal integration between platform and content providers. The benefits of that structural separation have never been shown and, perhaps not surprisingly, ACCC chairman, Graeme Samuel recently commented that Telstra’s divesture of Foxtel was no longer considered as a priority on the ACCC’s regulatory agenda. Before the Senate just a couple of months ago, Mr Samuel said:
“The Emerging market structure report is on the record. It has not been removed or varied by us. I think we have gone past that process. It has been overtaken, if I might say so, by the process that we are now dealing with, of operational separation”.3
It is true that the recent focus is on the new operational separation framework which was introduced as part of the legislative package for the full privatisation of Telstra. In most cases, the arguments supporting separation have occurred without any substantiation that the proposed structural or operational separation arrangements would indeed result in net benefits to the economy. We are left to wonder whether the ACCC and other proponents of separation take the view that, so long as there is some form separation affecting Telstra, that is all that is important ... and never mind the details.
Many of you may be unaware that while the structural and operational separation questions have been bubbling away, there has been considerable time and effort spent over the last decade and a half establishing and subsequently implementing an

[3]	Samuel G. (2005), Senate Hearings into Telstra legislation, http://www.aph.gov.au

3

expanding accounting separation regime. While a significant amount of effort has been applied, the benefits are not so clear.
It commenced in the early 1990s with AUSTEL’s financial reporting obligations which required each carrier to provide financial data for each of its major retail services.
Responsibility for establishing a revised set of record keeping rules for carriers was transferred to the ACCC in 1997. There were perceived limitations to the AUSTEL regime and a working group was established to develop ‘a more appropriate and effective accounting separation framework’.4 By 2001, the Telecommunications Industry Regulatory Accounting Framework was developed. It required Telstra, Optus, Primus Vodafone and AAPT to report on the retail and wholesale components of their businesses.
More onerous reporting requirements were placed on Telstra in 2003 — they require current and historical cost accounts and public key financial statements for declared fixed line services. In addition, imputation test results are published, as are key non-price terms and conditions which compare Telstra’s supply of services internally and to access seekers.
The benefits of this accounting separation framework is questionable. After $10 million worth of cost and a lot of time and effort on the part of Telstra and others, there is very little support for accounting separation being particularly useful. Despite this, the requirements are expanding with an increasing proliferation of additional record keeping rules which will impose ever increasing costs on Telstra and other industry participants.
And now we are on the verge of the introduction of operational separation and further reporting requirements. Telstra will work to ensure that the key objectives of the regime are met — demonstrating that its wholesale customers are not discriminated against in either price or non-price terms and that Telstra’s wholesale business unit operates fairly and independently of retail business units. However,

[4]	Record Keeping Rules for the Telecommunications Industry, December 1999, ACCC

4

the question arises — at what cost — both internally to Telstra, in the form of compliance costs, and to the wider industry as a whole in terms of distorting the competitive market and ultimately disadvantaging consumers?
Part XIB – Telecommunications Market Provisions
The need for telecommunications specific, rather than generic, competition rules has long been questioned. In its Draft 2001 Telecommunications Competition Regulation Report the Productivity Commission noted that Part XIB should be abolished.
In practice, Part XIB permits excessive intervention. It provides significant discretionary power to the ACCC without the appropriate procedural and merits review for the use of those powers. This often leads to inconsistent regulation and regulatory adventurism. This lack of accountability is readily demonstrated:
▪	standards of evidence required for Part XIB provisions are low. In effect, Part A and Part B competition notices can be issued if the ACCC has only a “reason to believe” that there has been anti-competitive conduct.

▪	Part A competition notices can be issued specifying a broad range of conduct that the ACCC considers would contravene the competition rule, rather than particular, tangible conduct. This means that it may not be at all apparent to the party at which the notice is aimed, what the conduct is that has allegedly breached the rule.
The ACCC’s investigations under Part XIB have not been conclusive and have not demonstrated a need for telecommunications specific provisions. For example, since 1 July 1997 the ACCC has issued ten competition notices,5 yet Telstra has not been found by a court to contravene the “competition rule” in any of these matters. We believe that all of the conduct pursued by the ACCC under Part XIB could have been pursued as effectively and just as quickly under Part IV of the TPA.

[5]	Two of these related to Internet peering; six related to commercial churn; and two related to broadband.

5

The broadband competition notice (issued in March 2004) represented the high point of the ACCC’s use of its power under Part XIB. However that example effectively illustrates the inefficiencies and flaws inherent with Pt XIB processes. The process ran for over 11 months without reaching a substantive hearing; both the ACCC and Telstra incurred substantial costs, while diverting significant resources from other activities. Further, the process created a de facto wholesale standard – regulated prices – which is Part XIC by the back door.
The penalties associated with the system are extremely high: a competition notice exposes the recipient not only to substantial adverse publicity, but also to pecuniary penalties of up to $10 million plus $1 million per day for the first 21 days during which the breach continues and thereafter the penalty becomes $31 million and $3 million per day (subject to successful prosecution in court by the ACCC).
Therein lies some of the shortcomings of Part XIB – it is used as a bargaining tool for costly settlement undertakings. Past experience has shown that the threat of proceedings can be and are used by the ACCC to elicit concessions that a more transparent and accountable process could never have secured (in this case requiring Telstra to significantly reduce its wholesale ADSL prices). While the lower wholesale ADSL prices did induce take-up by access seekers, this was at the expense of investment in alternative platforms.
For example, in 2004 Optus largely shifted to using Telstra’s wholesale ADSL service (resale of that service accounting for more than 60 per cent of the expansion in Optus broadband customer base in the 12 months from June last year) as opposed to using the Unbundled Local Loop Service (“ULLS”). Indeed, it seems Optus prefers to use Telstra’s wholesale ADSL service rather than use its own HFC network. Because of this, the ACCC is seeking to re-create the build incentive by seeking ever lower and below cost pricing of ULLS and the Spectrum Sharing Service. The combined effect is Telstra’s candle being burnt at both ends – something which is unsustainable in the long-run. You can see quickly how it becomes more difficult to put forward a case for investment in new and improved broadband technologies.

6

Telstra believes that Part XIB is procedurally flawed and is without international parallel. The degree of uncertainty embedded in the due process under XIB is unique to Australia, and if in the light of increasing competition these provisions are not wound back, much legitimate pro-competitive conduct, investment and innovation will be deterred.
With competition and competitors firmly established in the telecommunications landscape in Australia, the necessity of Part XIB is questionable. Telstra has long stated that the general competition rules in Part IV of the TPA are sufficient and provide greater certainty to industry participants. Under Part IV, the ACCC has substantial and sufficient powers to regulate anti-competitive conduct in all industries including the ability to act quickly via injunctions.
Part XIC — Telecommunications Access Regime
As in the case of Part XIB, the need for a telecommunications specific access regime has been disputed. Long before he became CEO of Fairfax (and more recently, a Vice Chancellor), Fred Hilmer counselled against industry specific regulation. There does not appear to be any compelling reason why access to telecommunications services should be regulated any differently to other key infrastructure services.
Yet, contrary to intent of policy makers, Parts IIIA and XIC appear to be diverging rather than converging over time. There are now very significant differences in the operation of Part IIIA and XIC, even more than when Part XIC was introduced in 1997.
A clear example of this is the latitude the ACCC has in determining access pricing. As it stands, there is no requirement under Part XIC for consistent application of a pricing methodology across services, and no guidance regarding the weight to be placed on different legislative criteria. In contrast, following recent changes,

7

regulated access prices under Part IIIA will be set by taking into account specific pricing principles.6
In the absence of clear pricing principles, the ACCC has, to date, put a strong emphasis on short term competition at the expense of long term investment. In practice, this has led to promoting resale by competitors of services and facilities derived from Telstra’s network. The effect of this is problematic: it discourages development of facilities-based competitors and undermines the viability of Telstra’s network and the attractiveness of investing in it.
What are the results?
A perpetuating cycle: below cost access pricing –inability for Telstra to recover efficient costs — removing the incentives to invest for Telstra and other industry participants– and ultimately, in the long-run, this will lead to under funded and poor performing network.
The current debate around Unbundled Local Loop Service access pricing is a good example of below cost access pricing and Telstra’s inability to recover its efficient costs. The ACCC has required Telstra to provide its competitors with access to ULLS. However, Telstra believes the prices set by the ACCC for the ULLS are below the long-run economic costs of providing this service.
Telstra initially lodged undertakings with the ACCC with one price for CBD areas (Band 1) and an averaged price across all other areas (Bands 2, 3 and 4). Average prices at the wholesale level will assist Telstra to retain its policy of average prices at

[6]	The Government has accepted the Senate Committee’s recommendation in the ‘Inquiry into the Trade Practices Amendment (National Access Regime) Bill 2005’. The pricing principles include:
(a)	That regulated access prices should:
(i)	be set so as to generate expected revenue for a regulated service or services that is at least sufficient to meet the efficient costs of providing access to the regulated service or services; and

(ii)	include a return on investment commensurate with the regulatory and commercial risks involved.
(b)	That the access price structures should:
(iii)	allow multi-part pricing and price discrimination when it aids efficiency; and

(iv)	not allow a vertically integrated access provider to set terms and conditions that discriminate in favour of its downstream operations, except to the extent that the cost of providing access to other operators is higher.

8

the retail level. Thus maintaining pricing parity between metropolitan and regional areas of Australia.
The averaging approach was rejected by the ACCC, who in October 2003, published its final model price terms and conditions determination for ULLS prices. It detailed starting prices at $22/month in Band 2 (the area where the bulk of ULLS take up is expected) based on what Telstra correctly believed to be overly optimistic take-up forecasts that artificially reduced price. The model terms and conditions also made reference to a pricing adjustment mechanism that annually adjusted price if the actual take-up varied materially from forecast. This starting point was 40% below the ACCC’s previously published estimate in August 2000.
Telstra lodged its ULLS undertaking containing an adjustment mechanism at these prices in December 2003. However in December 2004 in a draft decision, the ACCC rejected Telstra’s undertaking indicating the adjustment mechanism created too much uncertainty for access seekers when it became clear its predicted forecasts would not be achieved and prices would increase. In response, and to provide certainty and limit disputes, Telstra immediately lodged revised undertakings with the adjustment mechanism removed and prices at a flat Band 2 rate of $22.00. In August 2005, the ACCC issued a draft decision to reject Telstra’s revised undertaking and — in a departure from its previous pricing methodology considered a new, lower, price point for ULLS in Band 2 would be appropriate. There are concerns that the methodology will produce prices as low as $13/month, which would be a further 40% below the price published in its final determination. So, despite no evidence of a reduction in costs the ACCC has advocated an 80% drop in ULLS prices in three years.
All the while Telstra is expected to provide pricing parity at the retail level between services provided in metropolitan and regional areas — despite there being at least a 10-fold disparity between the highest and lowest ULLS prices proposed by the ACCC. Clearly the tension between the two is unsustainable.
The practice of setting regulated prices below efficient economic costs is value-destroying and perpetuates the need for ongoing access regulation. It is interesting to

9

note that the Productivity Commission in its Draft Report into the Review of the National Access Regime stated that “given the asymmetry in the costs of under and overcompensation of facility owners, together with informational uncertainties facing regulators, there is a strong in principle case to ‘err’ on the side of investors”.7
The timeframes parties must work towards under Part XIC, are able to be altered in order to seek further information or if the ACCC feels that an extension is necessary. Experience in the telecommunications industry strongly suggests that the time taken for regulatory decisions can seriously blow out, to the detriment of all commercial parties involved.
The Part XIC regime is also subject to extensive ‘regulatory gaming’ which further extends the timeframes around public inquiries and private arbitrations. This is often caused by public statements that must leave the ACCC uncertain as to fact and fiction. For example, earlier this year Optus threatened to not invest in ULLS until the ACCC established adequate access prices for local call resale services. At the same time, during its own analysts’ briefing (made public), Optus announced that the regulated ULLS rates presented opportunities for attractive margin improvement and further broadband deployment. It subsequently lodged an access dispute in relation to ULLS.
Telstra is invariably the one accused of gaming the system.
There is also the issue of the Part XIC regime creeping into new markets and applying to new technologies and services. Should access regulations be extended to new technologies and networks when they have no bottleneck characteristics. Telstra would argue no. There is nothing stopping any other carrier with the vision and means from rolling out their own networks. It is dangerous to regulate technologies and services before their characteristics and capabilities are understood and a predisposition to act in such a way is likely to deter investment. Regulators must remember that innovation and investment will not occur unless the correct investment incentives are in place.

[7]	Productivity Commission, Review of the National Access Regime – Draft Report, March 2001, p.71

10

We are in an era where there is, and will continue to be, rapid technological change. Switch based technologies are being replaced with IP, copper with fibre and fixed with mobile and wireless services. In some cases this is going to mean major changes to the way in which an end-user receives a voice call, an e-mail or their television service and we must be careful about whether and how such technologies are regulated. Policy makers must ask themselves whether these new and emerging technologies, and the services supplied over them, are natural monopolies and raise the same concerns as the copper based PSTN.
Importantly, where the ACCC considers regulation of new technologies and services is appropriate, the regulatory settings, and in particular the price terms and conditions will need to be carefully established to ensure that the investment incentives are correct — an access price set too low is not going to encourage carriers in the industry to bear the commercial risk associated with new technologies.
In this environment, one might expect to see regulation being wound back, to decrease the likelihood of regulatory error, rather than being wound forward – with the possibility of regulatory error being increased.
What though, do we see? A narrowing of review rights. ...
Under the recent changes to Part XIC of the Trade Practices Act, the ACCC is exempted from meeting standards of procedural fairness when making an interim access determination for a declared service if it has already made a pricing determination.
The effect of this amendment is that the ACCC can issue broad pricing principles for a declared service; and then, so long as the interim access price is consistent with the pricing principles, the ACCC need not adhere to ordinary standards of procedural fairness in relation to deriving the interim price.
According to the Explanatory Memorandum, the purpose of the carve-out in relation to procedural fairness is to “remove the incentive for delay and to encourage quicker resolution of arbitrations”.

11

So, here we are, 8 years after full deregulation of the industry, with policy makers still concerned about the “need for speed” and apparently far less concerned about regulatory error and the “need for accuracy”. Once an interim price becomes established in the market, it then impossible to move the market back to a higher price – where the interim price, is on subsequent review, found to be incorrect.
It seems that, in some ways, we’ve ignored some of the important lessons of the last 8 years. In December 2001, the Productivity Commission expressed concern in its Final Report that Part XIB lacks procedural fairness and that the ACCC should use the access regime as a more transparent regulatory process. This latest change to the legislation, however, removes safeguards of procedural fairness from the access regime. The Productivity Commission also noted in the same report that “speedy decision making increases the risk of regulatory error – which can adversely affect investment decisions” – a warning which, it seems, has been largely ignored in this latest legislative change.
And the stakes are high – without continued investment in Australia’s telecommunications infrastructure, will Australia’s future economic prosperity be safeguarded? I’m sure the rest of the world will watch on with interest from the sidelines – will we succeed or fail?

12

27 October 2005	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange 4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra strategic review of Hong Kong Operations
As previously announced, Telstra is undergoing a strategic review of its operations. This review extends to Hong Kong and options in that market including the feasibility of merging CSL with another operator. This work is preliminary and has not been completed.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

28 October 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra letter to shareholders
Attached for release to the market is a copy of a letter sent to all shareholders with their 31 October 2005 dividend statement.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited ABN 33 051 775 556	All Registry Communications to: Within Australia Phone 1300 88 66 77
Telstra Share Registrar C/- ASX Perpetual Registrars Limited PO Box 14300 MELBOURNE VIC 8001 Website: www.asxperpetual.com.au/telstra	Facsimile (03) 8614 2903 Overseas Phone +61 (3) 9615 9126 Facsimile +61 (3) 8614 2903 Email: telstra@asxperpetual.com.au
31 October 2005
Dear Shareholders
I have taken this opportunity to write to you and update you on the issues that are affecting your company.
Since July 1, I have been working with our leadership team to devise a new business strategy for the future.
There are three levers that affect our capacity to improve the financial performance of Telstra — costs, revenues and regulation.
The first two factors — our ability to reduce costs and our strong determination to increase revenues — will be addressed with management’s report on the results of our strategic review, in mid-November.
The third lever is regulation, and on this issue there has been a great deal of debate. This is a good thing. These regulatory issues facing our company,the industry and the broader private sector,are important and will determine the future of telecommunications in Australia.We would encourage everyone to take part in that debate — because it is through argument and debate in politics, in the media, and in the marketplace of ideas that people see the whole picture and make decisions about their future.
Management is committed to ensuring that, as a shareholder in this company, you are aware of and have the opportunity to be engaged in our efforts to create a pro-consumer, pro-competition, pro-growth telecommunications agenda for Australia.
We are committed to open and transparent communication to all our shareholders — that includes providing details about market briefings and transcripts of market briefings, that are available on our Investor Relations website at www.telstra.com.au/abouttelstra/investor.
Thanks to the many of you who have written to me and those of you who have attended our recent Annual General Meeting, expressing strong views on the current debate we are engaged in, clearly passionate about the future of our company.
There is no doubt that in the times ahead Telstra will continue to be a subject of debate among the media, competitors and other telecommunication industry stakeholders.
So that we can communicate as quickly and efficiently with you, as we do with the the financial community, we would encourage you to become an electronic shareholder by logging into the share registry at www.asxperpetual.com.au/telstra or turn to the back of your dividend statement for instructions.
It’s your company — you own it and we are eager to see that you are engaged in the issues that affect your investment. We would like to hear from you, we would like to answer your questions and we would like to encourage you to contribute to the debate. You can email us at investor.relations@team.telstra.com.
As we progress the debate on regulatory reform, we will continue our focus on increasing revenue and reducing costs to ensure the future prosperity of our company.
Yours sincerely
Sol Trujillo
Chief Executive Officer

3 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra letter to ACCC
For your information, attached is a copy of a letter sent to the ACCC from Telstra’s Chief Financial Officer John Stanhope.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

John V Stanhope
Chief Financial Officer &
Group Managing Director
Finance and Administration

Level 40	Tel 03 9634 9901
242 Exhibition Street	Fax 03 9634 6410
Melbourne Vic 3000
Australia
3 November 2005
Mr Graeme Samuel
Chairman
ACCC
Level 35
360 Elizabeth Street
Melbourne VIC 3000
Dear Graeme
We were surprised to say the least to see you reported in today’s media to the effect that the Commission has no idea of the source of Telstra’s estimate of an $800m annual loss if the ACCC’s de-averaged pricing model for ULL is adopted. We were equally surprised to see you seek in effect to discredit our use of an OECD report which highlights the need for averaged ULL prices if geographically averaged prices are going to be maintained at the retail level.
The $800m figure is derived directly from detailed analysis of the ACCC’s draft ULL determination.
On the basis of this analysis of the ACCC’s draft ULL determination, Telstra would need to charge $144 per month for ULL in Band 4 (rural and remote areas) to permit cost recovery. As the Commission knows, Telstra is unable in practice to charge these figures, as ULL rollout would be uneconomic in these areas — competitors would rely instead on straight re-sale of Telstra’s existing network, which is priced at $40 per month on average for telephony customers and $70 per month on average for combined telephony and DSL customers.
With 715,000 Telstra customers in Band 4, the average gap between the position adopted by the ACCC as to the price needed to allow cost recovery (estimated at $144 per month per customer), and the revenues that will actually be received by Telstra (average about $45 per month per customer), would be over $70m per month, or in excess of $800m p.a.
This loss is covered today by the cross subsidy inherent in an averaged wholesale and retail pricing structure — which the ACCC wants to strip away on “economic efficiency” grounds, but without any regard to the resultant negative consequences for rural Australia.
We note the comment in the recent OECD report entitled “Access Pricing in Telecommunications” (2004) which stated:
“If the regulator wishes to preserve the geographically averaged structure of end-user prices, it is essential to geographically average ULL prices”.
As the Government has recently adopted a retail parity pricing position for telephone services, the above-mentioned OECD report clearly demonstrates that the Government’s policy position is only sustainable if ULL prices are averaged.
Telstra Corporation Limited
ABN 33 051 775 556

I particularly note in this context that this OECD Report, adopted by the OECD’s Competition Committee, stated “The report was drafted by Darryl Biggar, consulting economist to the ACCC, previously a member of the OECD Competition Division.”
Additionally I would note that this OECD report highlights a major conflict between the de-averaged wholesale pricing approach the ACCC is taking on ULL, and the averaging approach it has adopted in relation to local call resale in response to the Government’s policy on setting local call rates. In relation to this averaging approach, known as “retail-minus”, the OECD reports states:
“Australia........................which has per-call charges for local calls, resolves the trade-off by introducing a special set of charges for local calls. Specifically, rather than use (cost-plus) per minute charges for call origination and termination, in the case of local calls, Australia relies on a retail-minus approach which sets access prices on a per call basis. This retail-minus approach maintains a close relationship between final prices and access prices. Since local calls in Australia are not geographically differentiated, are not differentiated according to peak /off-peak but do depend on the identity of the customer (business/residential), the retail-minus approach ensures that this same structure is reflected in the access prices.” (page 114); emphasis added.
Finally I wish to correct an error you made when you advised the relevant Senate Estimates Committee yesterday that, in referring to OECD material when presenting its position on ULL pricing, Telstra was referring to an OECD staff paper (with the strong inference that this staff paper had no official status). There are in fact 2 documents: the staff paper you referred to, as well as the official OECD document noted above. We are only referring to the major report released by the OECD in January 2004. You may therefore wish to consider correcting your error as to Telstra’s use of OECD material with the relevant Senate Estimates Committee.
Yours sincerely
John V Stanhope
Chief Financial Officer &
Group Managing Director
Finance and Administration

11 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Appendix 3y- Change in Directors’ Interest Notice
In accordance with the listing rules, I attach an announcement for release to the market.
The appendix 3y is lodged to reflect recent changes undertaken to Ms Hutchinson’s holdings by reason of reinvesting special dividends. The late lodgement of this notice was due to an administrative oversight.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Rule3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205 G of the Corporations Act.

Name of Director	BELINDA HUTCHINSON

Date of last notice	23 AUGUST 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO DIRECT INTERESTS ONLY

Nature of indirect interest	PURCHASE OF ADDITIONAL SHARES —
(including registered holder)	GEARED EQUITIES INVESTMENT
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	MOST RECENT CHANGE — 23 SEPTEMBER 2005

No. of securities held prior to change	DIRECT — 37,111
INDIRECT—32,289

Class	ORDINARY

Number acquired	1,226

Number disposed	NIL

Value/Consideration	MOST RECENT CONSIDERATION $4.32 PER
Note: If consideration is non-cash, provide details and estimated valuation	SHARE

No. of securities held after change	DIRECT—38,337
INDIRECT—32,289

Nature of change	CUMULATIVE PURCHASE OF ADDITIONAL
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARES FROM PROCEEDS OF SPECIAL DIVIDENDS.
Part 2 — Change of director’s interests in contracts
NIL

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4thFloor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Outcomes of Strategic Review
In accordance with the listing rules, please find a copy of slides to be delivered by the CEO at today’s presentation of the outcomes of Telstra’s Strategic Review.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

SOL TRUJILLO
Chief Executive Officer
Telstra
* Our Discovery Process
· Fact based, data driven, into the details
· Listening...to everyone
· The Transition Team
· Bain & Company
· Driving to decisions

1

* Where has Telstra Been?
· Costs
· Revenues
· Processes
· Pressures
* Costs are Growing
Drivers
· Network and IT architecture
· We just have too much complexity
· Adding volumes to complexity exponentially
· We have too many of everything
· High capex ratios are forecast to continue

2

* We Have Way too Much Complexity
* Volumes are Growing Exponentially
Data and Internet volumes

3

Revenue Growth is Declining
• The increasing decline of the PSTN business
· The slowing growth in the wireless market
· The cost of regulation is growing
· Minimal New Product Revenues
· There is little differentiation in the market
· Other growth platforms are not offsetting the PSTN losses fast enough
· Mix shift to lower margin products
The increasing decline of the PSTN business

4

* Once the PSTN Decay Starts, the Best You Can Do is slow Down the Decy Rate
* Minimal New Product Revenues
% revenue from “new” technology products (<3 years old)*
Sales revenue
Products greater than three years old
New product revenue 2.2%
FY05-FY06P
Note: New product = New technology within last three years

5

6 Driving Earnings Downward * -10.0 0.0 10.0 20.0% %change in EBIT 1H 2005 2H 2005 05-06 Sept Guidance 5.9% -0.2% -7.0% -10.0% T2 16.0%
It Has Been an Uncomfortable Ride for Shareholders * • T2 well below its offering price · Current price 20% below July 1 st , 2005 · Lowered earnings guidance in September 2005 · Regulation and legislation has created complete uncertainty · Growth prospects limited · T2 well below its offering price · Current price 20% below July 1 st , 2005 · Lowered earnings guidance in September 2005 · Regulation and legislation has created complete uncertainty · Growth prospects limited

6

7 Business Model Challenge * • The current model will not get us where we want to go we need a new model
So Where Do We Go from Here? *

7

8 Requirements of the New Strategy * • Need to grow revenue · Need to cut costs · Need to change the game pricing, services, services delivery · Requires a “new economic model”
Our Vision * To give the customer a powerful, seamless user experience across all devices and all platforms in a 1 Click, 1 Touch, 1 Button, 1 Screen way – whether that customer is an individual, small business, large business or governmental agency

8

9 Serving Interests of All Serving Interests of All Differentiation is the Key Differentiation is the Key ROIC will Drive Resource Allocation ROIC will Drive Resource Allocation Expand in Core Competency Areas Expand in Core Competency Areas Simplicity of Use (One Touch, Click, Button, Page, Screen) Simplicity of Use (One Touch, Click, Button, Page, Screen) Low Cost Model Low
Cost Model Market Based Management Market Based Management The Transformational Decisions * Fewer Partners Too many Fewer Partners Too many Expand in Core Competency Areas Expand in Core Competency Areas Australia 1st, 2 nd and 3 rd Priority Australia 1st, 2 nd and 3 rd Priority Market Based Management Market Based Management One Factory Model One Factory Model Integrated Company Integrated Company Low Cost Model Low Cost Model Serving Interests of All Serving Interests of All Integrated Services Integrated Services Broadband Focused Broadband Focused New Economic Model New Economic Model New Customer Experience New Customer Experience Differentiation is the Key Differentiation is the Key ROIC will Drive Resource Allocation ROIC will Drive Resource Allocation Simplicity of Use (One Touch, Click, Button, Page, Screen) Simplicity of Use (One Touch, Click, Button, Page, Screen) Value Based vs. Price Based
Value Based vs. Price Based Comms, Info Transactions, Entertainment Comms, Info Transactions, Entertainment Next Generation Networks & IT Next Generation Networks & IT One Factory Model One Factory Model Integrated Company Integrated Company Integrated Services Integrated Services Broadband Focused Broadband Focused Next Generation Networks & IT Next Generation Networks & IT Newer Customer Experience Newer Customer Experience New Economic Model New Economic Model Value Based vs. Price Value Based vs. Price Fewer Partners Too many Fewer
Partners Too many Comms, Info Transactions, Entertainment Comms, Info Transactions, Entertainment Australia 1st, 2nd and 3rd Priority Australia 1st, 2nd and 3rd Priority
Priorities: Sensis • This is one of the best performing directory businesses in the world · We will protect and grow the core print yellow pages business...but Sensis will become much more · We will continue to build on our market leading search and transaction business and transform it into the pre-eminent interactive applications and services business in Australia · We will integrate the applications and services with those of Telstra *

9

10 Our Other Business Priorities * • Drive operational improvement and leverage the brand and HFC network · Continue to build on our market leading position and use it as a potential longer term entry vehicle into China · Look for breakout opportunities and focus on profitable operations · Focus on driving operational excellence and the right capacity decisions and investments
Stakes in the Ground • Revenue growth • 2.0% to 2.5% p.a. (FY10 vs. FY05) · 20-30% of new revenue growth · Down 6,000 — 8,000 over 3 years · FY10 will be the same cost level as of Jan 1 st 2006 · Falls to 12% of revenue in 2010 after $2.5B — $3.5B bubble in FY06-FY08 · New product revenue · Workforce · CAPEX · Cost * • EBITDA ($) • 3-5% p.a. growth through FY10 · EBITDA margin • 50% — 52% by FY10 · $6B — $7B by 2010 • Free cash flow

10

11 The Rest of the Day •Market Based Management – Bill Stewart •Broadband – Justin Milne •Consumer & Small Business – David Moffatt •Government & Large Business – David Thodey •Wholesale – Deena Shiff • One Factory Model – Greg Winn • Sensis – Bruce Akhurst
• Financials – John Stanhope • Strategy Summary – Sol Trujillo *

11

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra signs Hong Kong Memorandum of Understanding (MOU)
Telstra has entered into a non-binding Memorandum of Understanding (MOU) with New World Development Company Limited and its listed subsidiary, New World Mobile Holdings Limited, concerning a proposed merger of their respective Hong Kong mobile companies, Hong Kong CSL Limited and New World PCS Limited.
The MOU envisages that if agreement is reached between Telstra, New World Development and New World Mobile Holdings, following completion of the transaction CSL and New World PCS will be merged on a debt free basis so that Telstra will own 76.4% of the equity in the combined business and New World Mobile Holdings will own the remaining 23.6%. Telstra will also receive HK$244M (A$42m) in cash.
Telstra, New World Development and New World Mobile Holdings have agreed to a period of exclusivity until 2 December 2005 with a view to reaching final agreement.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra’s strategy for growth
In accordance with the listing rules, I attach a copy of a media announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

15 November 2005	327/2005
Telstra’s strategy for growth
Telstra today announced a strategy for improving its business by deploying a company wide market based management system, adopting a one factory approach to managing operations and delivering integrated services to customers.
The improved performance will be underpinned by:
•	Increasing revenue by providing new integrated services targeted to business and consumer segments that have different needs and value services differently, with a seamless one click, one touch, one button or one screen approach

•	Cutting costs by simplifying processes and systems, reducing duplication and complexity of existing networks by operating under a one factory approach which will lead to new efficiencies and allow a reduction in the number of full time equivalent (FTE) positions while delivering more effective service.
CEO Sol Trujillo outlined the strategy for a new Telstra for Australia’s broadband and wireless future at an investors briefing in Sydney. Telstra announced decisions to:
•	Introduce a next generation IP network, an investment of more than $10 billion over five years of which $2-3 billion is incremental over existing plans, with the IP core in place by the end of 2007

•	Reduce the number of Telstra’s 52,000 full time equivalent (FTE) positions by between 6,000 and 8,000 over three years and 10,000 over five years

•	Introduce a $200 million field staff training program to provide Telstra people with the skills in building, running and maintaining next generation networks

•	Replace the CDMA mobile network with a national 3G GSM network which will offer the same or better coverage than currently available

•	Cut the number of different network platforms from about 330 by 60 pc within three years

•	Cut the number of business and operational support systems from about 1200 by 75 pc in three years.
Telstra announced new commitments including:
•	25 pc of Telstra revenues will come from new products by the end of 2008

•	Sensis will double its revenue base to $3 billion within five years

•	80 pc of Telstra’s internet customers will have broadband in three years (today 50 pc are on broadband)

•	25 pc of customers will be using 3G in three years (now 1 pc)

•	Business and government customers will be served by 16 competency centres to equip large customers to transition to an IP environment and to allow Telstra to grow faster than the market.
Enhanced consumer offerings announced today include Telstra BigPond signing a deal with Sony Pictures to offer movie downloads to PCs from March 2006 and new initiatives from Telstra’s directories and advertising business, Sensis, offering online consumer to consumer transactions at Trading Post.

Telstra Corporation Limited
ABN 33 051 775 556

Mr Trujillo outlined Telstra’s financial projections based on the execution of the new strategy – raising top line growth by between 2 pc and 2.5 pc compound annual growth rate (CAGR) between now and 2010.
Chief Financial Officer John Stanhope said the Telstra Board intends to pay an ordinary dividend of 28c a share for the next three years and then review it, subject to the board’s half yearly declaration and review of the business and regulatory conditions.
The CFO announced that the Board has decided not to proceed with the third year of the $1.5 billion capital management program due to end in 06-07. It is considered more important to invest this money to implement the new strategy which is about delivering long term shareholder value.
Telstra updated the market on the outlook for Telstra’s earnings for the 2005-06 year with an expected EBIT decline between 19 to 24 pc as a result of the implementation of the strategy which will require accelerating depreciation relating to assets that will be decommissioned. This new estimate would increase the decline to between 25 and 30 pc if Telstra raised a provision for redundancy. This assumes a reasonable regulatory outcome.
Other financial projections include:
•	A cost structure that will remain flat from the half year 05-06 level

•	Revenue growing faster than expense growth, reversing recent trends – with EBIT expected to grow at a 3 to 4 percent CAGR between now and 2010.
Mr Trujillo said: “We will not require the same number of employees and contractors as we implement the strategy because we will reduce complexity. With simplicity we can be leaner,” he said.
He said regulation has a huge potential impact on Telstra’s business and the financial projections assume a reasonable regulatory environment in which to operate.
“If excessive regulation doesn’t get in the way, we can hit the plan we have laid out today. If it does get in the way, it has the potential to be harmful to our core,” he said.
Mr Trujillo said: “We have a chance to make a strong company great. We will do that by being innovative, by offering integrated services to consumers, by employing market based management and by being highly competitive. Customers want it their way and they have very different needs. Only Telstra can make it happen.
“Telstra has a vision to use technology and capabilities available today to transform industries and improve people’s lives. We have barely tapped the potential of what is possible and how we can improve productivity for Australian business and increase mobility for consumers.”
Mr Trujillo said the Australian telecommunications industry was based on price competition in a downward spiral and was not adding enough value to its customers.

Telstra Corporation Limited
ABN 33 051 775 556

“Our strategy is to offer customers products which work seamlessly together and to offer business differentiated wireless and broadband solutions which will create the most value for them,” he said.
The market based management plan outlined by Group Managing Director Strategic Marketing Bill Stewart will include needs based and value based segmentation following extensive high quality customer research.
Telstra’s program will involve interviews with 90,000 consumer customers and will build a panel of 16,000 small businesses in order for Telstra to understand its customers’ needs like never before.
Telstra’s Chief Operations Officer Greg Winn said a review of Telstra’s operations over the past four months showed that investment was spread across far too many networks and technologies.
Telstra planned to cut the number of its complex business support and operational support systems by 75 pc in three years and transform the IT capability to deliver new cost-effective capabilities.
“We will introduce a new IP/MPLS network core by the end of 2007,” he said. “We will deploy five mated pairs of new high capacity soft switches to replace 116 class five switches, providing deep network redundancy, deep resiliency and dramatically lowering our cost structure.”
Mr Winn said the move to a national 3G GSM mobile network would mean Telstra would be the first Australian telco to deliver nationwide wireless broadband to all its mobile customers, offering improved speed and quality. He said that Telstra spends more than four times on capex per CDMA subscriber than it does per GSM subscriber.
A centralised program office will orchestrate the change effort through the company, he said.
Investors were also told that:
•	Sensis plays a critical role in Telstra’s core strategy and its online business would be further developed by integrating search and transaction based applications and services for Sensis customers and core Telstra customers.

•	Foxtel is a core asset by which Telstra could create shareholder value.

•	Telstra announced a memorandum of understanding to merge its Hong Kong mobile business CSL and another Hong Kong carrier New World Mobile Holdings which would give clear market leadership.
Telstra Media Contact:
Andrew Maiden
Tel: 02 9298 5259 Mbl: 0428 310 710
Telstra’s national media inquiry line is 13 1639 and the Telstra Corporate Communications Centre is located at: www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Outcomes of Strategic Review – slide presentation by GMD Strategic Marketing
In accordance with the listing rules, please find a copy of slides to be delivered by Bill Stewart, Group Managing Director Strategic Marketing at today’s presentation of the outcomes of Telstra’s Strategic Review.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated. Disclaimer

1 Bill Stewart Group Managing Director Strategic Marketing
Summary * • Simple Process · Management Accountability · Clear Focus · Results

1

2 What’s Different • Experience · Depth and Breadth of Research · Operationalise through Systems · Full Range of ICE Services – No competitor can duplicate *
Australian Telecommunications Market * • Market Growth · Market Share · ARPU · Churn

2

3 Market – Based Management Impacts on Telstra • Growth –Improved Sales –Improved ARPU • Customer Satisfaction –Reduced Churn • Cost to Serve –Efficiencies of spend • Profitability
–Improved customer lifetime value Research Research Research Segments Segments Segments Value Proposition Value Value Proposition Proposition •Service Delivery ·Service Service Delivery Delivery ·Channels •Channels Channels ·Media Preference ·Media Media Preference Preference ·Products & Service Bundles ·Products & Products & Service Service Bundles Bundles Knowledge Systems Knowledge Systems Knowledge Systems
Mediocre Competitor View * • Behaviour Segment –Mobile & internet services –Average use of voice –Average/heavy use of text –Average ARPU –High propensity to churn • Behaviour Behaviour Segment Segment –Mobile & internet services Mobile & internet services –Average use of voice Average use of voice –Average/heavy use of text Average/heavy use of text –Average ARPU Average ARPU –High propensity to churn High propensity to churn Megan Average Text 20 mo / 24 mo Megan Megan Average Text Average Text 20 mo / 24 mo 20 mo / 24 mo Simone Heavy Text 7 mo / 24 mo

3

4 Magazines Off-Beat Shops Around Text Knowledge & Exploration Customer View * Television Trendy Impulsive Downloads Fun & Friends • Behaviour Segment –Mobile & internet services –Average use of voice –Average/heavy use of text –Average ARPU –High propensity to churn • Behaviour Behaviour Segment Segment –Mobile & internet services Mobile & internet services –Average use of voice Average use of voice –Average/heavy use of text Average/heavy use of text –Average ARPU Average ARPU –High propensity to churn High propensity to churn Megan Average Text 20 mo / 24 mo Megan Megan Average Text Average Text 20 mo / 24 mo 20 mo / 24 mo Simone Heavy Text 7 mo / 24 mo
* World-Class Competitor View Media Retail Location Retail Design Cross-sell / Up-sell Retention Advertising Themes New service Innovation Television Malls Bright & Fashionable Ring Tones & Music New Trendy Handset Trendy & Fun MMS & Photo Online Management Press & SpecialisedMagazines Specialised Stores Demos & Internet Special Text offers Price Plan Latest Service Technical Innovation & Value Integrated Messaging (Mobile & PC) Micro Segment A Micro Segment A Micro Segment A Micro Segment B Micro Segment B Micro Segment B • Behaviour Segment –Mobile & internet services –Average use of voice –Average/heavy use of text –Average ARPU –High propensity to churn • Behaviour Behaviour Segment Segment –Mobile & internet services Mobile & internet services –Average use of voice Average use of voice –Average/heavy use of text Average/heavy use of text –Average ARPU Average ARPU –High propensity to churn High propensity to churn Simone Heavy Text 7 mo / 24 mo Megan Average Text 20 mo / 24 mo Megan Megan Average Text Average Text 20 mo / 24 mo 20 mo / 24 mo

4

5 Types of Customer Segmentation Relational •CRM & direct marketing campaigns ·Event- driven ·Up- sell, cross- sell, retention ·Campaign management tools Value-based •Revenue or lifetime value ranking ·Targeting ·Billing system data ·DataMarts Needs-based •Customer research based ·Stable in time ·Highly predictive ·Highly actionable ·Messaging ·Innovation ·Customer touch- points
* Phases of Customer Segmentation Customer data warehouse •Data aggregation ·Data cleansing ·Single view of the customer Needs-based research •Higher order ·PSTN ·Broadband ·Mobile ·Internet / Info Service ·Pay TV Phase I Needs Identification Customer Knowledge Systems Customer Research

5

* 6 Phases of Customer Segmentation Customer data warehouse ·Segment attribution ·Micro segment attribution Latent Structure / PCA •Segment identification Key Question •Discriminant Analysis Phase II Customer Identification Customer Knowledge Systems Customer Research
* Phases of Customer Segmentation Campaign & Channel Capabilities •Campaign management ·IVR & routing ·Intelligent scripting ·Channel capabilities Segment research •Brand & media ·Products & services ·Channel ·Customer Experience Phase III References BTL ATL Execution Customer Knowledge Systems Customer Research *

6

7 Value Propositions ·Differentiation at Telstra –Simple, easy-to-use, one click application –Intuitive functionality and navigation –Common interfaces –Personalisation –Shared application services
* End-to-End Customer Touchpoint Management –Brand attributes –Brand positioning –Messaging –Media selection –Stock location, layout & design –POS material –Handsets/ CPE –Packaging –Staff training –Web design –Value propositions –Applications –Personalised features –Network access coverage –Customer training –User interface & content Awareness / Preference Awareness / Awareness / Preference Preference Point of Sale Point of Point of Sale Sale Service Offers Service Service Offers Offers Service Support Service Service Support Support Point of Sale Point Point of Sale of Sale Customer Relationship Customer Customer Relationship Relationship –Payment options –Terms & conditions –Bill layout & inquiries –IVR & queue handling –Complaints & deactivations –Tariff plans –Activation & set-up –Personalisation –Pre-loaded applications –Top-ups –Churn management –Up-sell / cross-sell –Win-back campaigns –Customer data marts –Campaign Management

7

* 8
Customer Knowledge Systems Data Data Warehouse Enterprise Data Warehouse Insight Modelling and Scoring Reporting Campaign Management Individualisation / Householding CCDW Modeling/ Scoring Campaign Mgt Reporting Data Mart Extract Load Transform Customer Analytic Record Channels Order Capture Trouble Ticketing Customer Account Fault Capture / Mgt List and Intelligent Scripting Shop/ Dealer Web IVR Call Centre Sales Force Automation Advertising Agency Planning, Execution, Measurement Intelligent Scripting Call Centres Web / IVR Dealer / Shops
* Targets & Benchmarks Customer Knowledge Systems, Benchmarks, Improvements Campaign Execution & Time Reduction 75% Labour Productivity Improvement 20% Cross-sell / Up-sell Improvement 30% Churn Reduction 10%

8

* 9 Timelines •Transform Planning ·Cost Reductions ·Phase I Research ·Single View Database Q405 •Phase II Research ·Attribution Algorithms ·Segmented organisation & ATL Campaigns ·Segment Strategies & Touch Point Mapping Q106 •Phase III Research ·Database Attribution & Segment Profiles ·Automated Campaign Management Q206 •Micro Segment Profitability ·Micro Segment BTL Campaigns ·Prospect Management ·Single Screen in Channel Q306 •Micro Segment Intelligent Scripting ·Micro Segment Online Offers Q406 Fully Segmented, Integrated Customer Experience 2007
* What’s Different • Experience · Depth and Breadth of Research · Operationalise through Systems · Full Range of ICE Services – No competitor can duplicate

9

15 November 2005	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Outcomes of Strategic Review — slide presentation by the Chief of BigPond
In accordance with the listing rules, please find a copy of slides to be delivered by Justine Milne, Chief of BigPond at today’s presentation of the outcomes of Telstra’s Strategic Review.
Yours sincerely

Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated. Disclaimer

1 Justin Milne Chief of BigPond
The Internet Has Changed Us Forever c.1946 ENIAC – the first computer c.1980 Apple Macintosh c.2005 Lifestyle led computing BigPond Wireless Broadband

1

* 2
The Future Will be About Using Multiple Devices on One IP Network Communication Work Information Entertainment
* Australian Household Broadband Penetration (Dec 2002 – Dec 2007) Affordable Broadband Fired the Market and Today the Heat Continues to Build * 5% 11% 14% 25% 37% 51% 0% 10% 20% 30% 40% 50% 60% 2002 2003 2004 2005 2006 2007 Household Penetration (%) 3

2

Australia Still Lags the World in Broadband Penetration Despite a Competitive Market Broadband Penetration — Key OECD Countries June 2005 (% of population) 10% 10% 11% 13% 14% 15% 16% 19% 26% Italy Italy Germany Germany Australia Australia France France UK UK USA USA Japan Japan Canada Canada Korea Korea Source: OECD 3 7 2 29 2 3 2 UK UK Japan Japan USA USA Aus Aus. France France Canada Canada Korea Korea ISPs per 1M population
* Wireless broadband Cable Broadband — existing cable internet service 2.5M homes passed ADSL Broadband existing Metro & Regional Urban Areas (including Cable areas) Satellite (and ISDN) elsewhere Only BigPond can Provide Broadband to Every Australian... BigPond Broadband Coverage

3

* 4 . . . Telstra is Committed to Delivering a Productive and Connected Australia Education Information Knowledge Economy Productivity Globalisation Future Growth
* BigPond is Very Well Placed in the Broadband Market Broadband Market Share June 2005 41% 20% 4% 6% 4% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% Telstra BigPond Optus iPrimus iiNet TPG Source: IDC, BigPond Analysis 25% Other ISPs

4

* 5 Market Share of 55-60% is Achievable Brand Awareness (Sep 05) 84% 65% 42% 16% 17% BigPond Broadband Market Share (June 03 – June 08) Broadband Market Share 46% 42% 37% 40% 41% 47% 52% 55% 30% 35% 40% 45% 50% 55% 60% Jun-03 Jun-04 Jun-05 Jun-06 Jun-07 Jun-08
* Broadband is Key to Securing Future ARPU Monthly ARPU of Broadband customers who take up all Telstra Services ~$320 ~$10 ~$17 ~$27 ~$5 ~$70 ~$50 ~$80 ~$60 Broadband Mobile Pay TV VAS Movies Music Games PSTN (Access + voice) Monthly ARPU (for a customer who takes up all services) Existing Revenue New Revenue Broadband ARPU (indexed to FY05/06) 0.95 0.89 0.86 0.13 0.17 0.05 1.00 1.01 1.03 05/06 06/07 07/08 Access — ARPU Non-Access — ARPU

5

* Costs are Declining Over Time
OPEX per Broadband SIO CAPEX per Broadband SIO (FY05/06 – FY07/08) (FY05/06 – FY07/08)
1.05 1.20
1.00 1.00 1.00 1.00 0.95 to 1) 0.80 0.96
0.90 indexed 0.60 0.54 0.86
OPEX (indexed to 1) 0.85 CAPEX ( 0.40 0.34 0.80 0.20
0.75 0.00
FY05/06 FY06/07 FY07/08 FY05/06 FY06/07 FY07/08
BigPond is Well Positioned to Win * in the Converged World
Integrated & Synchronised Content & Applications
3G Mobile Fixed Broadband
Wireless Broadband

6

* BigPond Will Offer Free Blogging...
BigPond blogs are publically accessible web pages that serve as a personal journal for an individual to share diary entries about their personal experiences and hobbies
* But Our Blogs Will be Different

7

Applications and Services Will Live * “in the Network”....
Manage your digital life:
· Keep your files somewhere safe
· Back up important records and settings
· Keep your disk space free
· Access your files from anywhere
Value Added Service & Content Packages * for Different Market Segments . . .
SME Package Gamers Package
High Speed Premium
Anti-
Access Mail High Speed BigPond Spam Firewall Access Games
Wireless Web Firewall Family Package Broadband hosting
Mobile Online Business Wireless Anti- Movie Access Storage Listing Broadband Spam downloads

8

Which Work Across Multiple Platforms, * Providing a Unique Customer Experience
* We Are Committed to Wireless Broadband Wireless Modem
Mobile Card

9

* Launching BigPond Movies Download Service
Digital Home – Supporting Home Office * and Family Entertainment
Kitchen Broadband Phone Family Zone Premium Mail Hosting
Home Office
Horseracing
BigPond Movies BigPond Music Online Storage Anti-Spam Firewall & Security
BigBlog
AFL V8 Supercars VOBB
NRL BigPond Games

10

Digital Home – Changing How
* We Communicate
BigPond Broadband Phone
‘Hot Buttons’
Directories etc.
Video to Mobiles
VoBB Content / Advertising Integrated Messaging (Push)
· Email
· Voice / Video Mail
· SMS / MMS
· Address Book Web Access
Video / Voice Calling
* Broadband Blueprint
OPEX per SIO (indexed to FY05/06)
1.05 1.00 1 0.96
BigPond Broadband Market Share
0.95
(June 03 – June 08)
0.9
0.86 60% 0.85 0.8 55% 55% Cost (indexed to 1) 0.75 52% 05/06 06/07 07/08 50% 46% 47% 45% 42% Broadband ARPU (indexed to FY05/06)
41% 1.01 1.03 40% 40% 1.00 37% 0.05 0.13 0.17 35% 30% 0.95 0.89 0.86
Jun-03 Jun-04 Jun-05 Jun-06 Jun-07 Jun-08
05/06 06/07 07/08 Access — ARPU Non-Access — ARPU

11

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street	Telephone 03 9634 6400
SYDNEY NSW 2000	Facsimile 03 9632 3215

ELECTRONIC LODGEMENT
Dear Sir or Madam
Outcomes of Strategic Review — slide presentation by GMD Telstra Consumer & Small Business
In accordance with the listing rules, please find a copy of slides to be delivered by David Moffatt, Group General Manager Telstra Consumer & Small Business at today’s presentation of the outcomes of Telstra’s Strategic Review.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

David Moffatt
Group Managing Director
Telstra Consumer & Small Business
* Our Focus...
Growing our Delivering on integration Business and innovation
Operational Simplicity for the
Excellence Customer
Differentiation
‘Only with Telstra’
in a competitive market

1

* Growing our Business
Migrate to Shift the Deliver on the Drive adoption higher value customer mix power of & penetration platforms integration of new Telstra services
* Growing our Business
Focus on growth in mobility
· Wireless broadband / mobile bundles
· Common content platform
· Unified messaging
· Prepaid upgrade
• Coverage

2

* Operational Excellence
Deliver on Optimise across Streamline Drive lower cost simplicity and a the supply activation and & differentiated chain fulfilment segmented customer channels experience
* A Challenging Environment...

3

* A Challenging Environment...
• Market structure
* A Challenging Environment...
• Market structure Consumer & • PSTN decline Small Business $6bn
$5bn
$4bn
02/03 03/04 04/05

4

* A Challenging Environment...
• Market structure
· PSTN decline Customer Relationships 5 million consumers
1.4 million small businesses
* A challenging environment...
· Market structure
· PSTN decline
· Customer experience & Customers are expectations demanding simplicity, convenience, service and focus.

5

* A challenging environment...
• Market structure
· PSTN decline Mobile Caps
• Customer experience & 3G Capacity expectations MVNOs • Competitors and
ULL / ADSL2+ emerging technologies
VoIP
Delivering customer value the pathway to growth

6

*How We Will Put the Customer First Customer Insight driving Integrated Customer Propositions New platforms and focus will extend current capabilities
*How We Will Put the Customer First •Whole of customer Customer Insight driving Integrated Customer Propositions

7

* How We Will Put the Customer First
•Whole of customer Customer • Customer experience maps
Insight
driving
Integrated Customer Propositions
* How We Will Put the Customer First
• Whole of customer Customer • Customer experience maps
Insight
• Segmentation & market based management
driving
Integrated Customer Propositions

8

* How We Will Put the Customer First
• Whole of customer Customer • Customer experience maps
Insight
• Segmentation & market based management driving • Right channel, right consultant
Integrated Customer Propositions
* How We Will Put the Customer First
• Whole of customer Customer • Customer experience maps
Insight
• Segmentation & market based management driving • Right channel, right consultant
· Needs-based selling
Integrated Customer Propositions

9

* How We Will Put the Customer First
• Whole of customer Customer • Customer experience maps
Insight
• Segmentation & market based management driving • Right channel, right consultant
•Needs-based selling Integrated Customer • Local area marketing
Propositions
* How We Will Put the Customer First
• Whole of customer Customer • Customer experience maps
Insight
• Segmentation & market based management driving • Right channel, right consultant
•Needs-based selling Integrated Customer • Local area marketing Propositions • Rewarding loyalty

10

* How We Will Put the Customer First
• Whole of customer Customer • Customer experience maps
Insight
• Segmentation & market based management driving • Right channel, right consultant
· Needs-based selling
Integrated
Customer • Local area marketing Propositions • Rewarding loyalty
· Great people
* We Have Been Building the Foundations....

11

* We Have Been Building the Foundations....
Customer focused business model
but it must evolve to the next stage
* We Have Been Building the Foundations....
Early stages of bundling and packaging
more customer choice and flexibility to come

12

* We Have Been Building the Foundations....
Telstra 200+ Branded
Integrated channel Dealers 570+ management
Retailers 5000+
across 5000+ points of presence + New channel remuneration model
* We Have Been Building the Foundations....
Established, trusted brand
and clear category brand leaders

13

* Our Focus...
Growing our Delivering on integration Business and innovation Operational Simplicity for the
Excellence Customer
Differentiation
‘Only with Telstra’
in a competitive market
* Growing our Business
Migrate to Shift the Deliver on the Drive adoption higher value customer mix power of & penetration platforms integration of new Telstra services

14

* Growing our Business
Narrowband to Broadband
Migrate to
>80% higher value Broadband 41% platforms
Narrowband 59%
<20%
___Narrowband to Broadband FY05 FY08
*Growing our Business 2G to 3G

15

*Growing our Business ARPU Growth Retain existing customers No. of Customers Acquire high Shift the customer value customers mixCross-sell to existing Share of customers -ARPU % growthWallet Increase usage
* Growing our Business
Core Products with Telstra (Small Business)
None 25%
Shift the customer One mix 25%
Two
___Small business / 34% high end Three
16% customer loyalty

16

* Growing our Business
Shift the customer mix
___Small business / high end customer loyalty
* Growing our Business
Multi-product holdings (Consumer & Small Business)
Single
Deliver on the power product 53% 40% of integration
Multiple products 47% 60%
___Multi-product holdings FY05 FY08

17

* Growing our Business
Access via multiple platforms
Fixed & Wireless Access to:
· Content
· Customer info
Deliver on the power • Address books 80% of integration
___Access via 0% multiple FY05 FY10 platforms
* Growing our Business
Non-voice ARPU
Voice ARPU
72% Drive adoption & 86% penetration of new
Non-voice
Telstra services ARPU 28% 14%
___Non voice ARPU FY05 FY08

18

* Growing our Business
‘Only with Telstra’ services
Drive adoption & penetration of new Telstra services
___‘Only with Telstra’ services
* Operational Excellence
Deliver on Optimise across Streamline Drive lower cost simplicity and a the supply activation and & differentiated chain fulfilment deliver customer segmented experience channels

19

* Operational Excellence
First call resolution
World’s best Practice
Simplicity
73% 80%
___First call resolution FY05 FY08
* Operational Excellence
Premium dealer multi-product fulfilment
Simplicity
___Premium dealer multi-product fulfilment

20

* Operational Excellence
Streamline activation and fulfilment
___Single truck roll Pre-provisioning Ano truck rolls
* Operational Excellence
Online transactions
% all transactions via online
Drive lower cost and speech self-
service
channels 50%
___Online & self- 15% service FY05 FY10 transactions

21

* Operational Excellence
Streamline activation and fulfilment
Single truck roll Pre-provisioning Ano truck rolls
* Operational Excellence Online transactions
% all transactions via online
Drive lower cost and speech self- service channels 50%
Online & self-15% service FY05FY10 transactions

22

* Operational Excellence Local Area Marketing NT Deliver segmented / targeted channels Local area marketing
* Only with Telstra
Great Loyalty and Single Telstra Innovation technology rewards for all interface for all now and in platformscustomers ...access the future especially high technologies value
Differentiation and a great customer experience – only with Telstra

23

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA

4th Floor, 20 Bridge Street	Telephone 03 9634 6400
SYDNEY NSW 2000	Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Outcomes of Strategic Review — slide presentation by GMD Telstra Business & Government
In accordance with the listing rules, please find a copy of slides to be delivered by David Thodey, Group General Manager Telstra Business & Government at today’s presentation of the outcomes of Telstra’s Strategic Review.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

David Thodey
Group Managing Director Telstra Business & Government
* Telstra Business & Government (TBG) is Focused on Communication Needs of Four Customer Groups
Market $10k + pa Spend Managed Accounts $100m+ pa Spend SME Industry Government Integrated Market Based Mgmt 57K SME Large Corporate Government incl. Outsourced ICT customers agencies Customer Competitive Productivity Effective solutions Transformation Needs bundles improvements Policy delivery End-to-end services Ease of use Customer service

1

Continued Market Growth Driven by Services and
* Solutions with Telstra Holding Carriage Share
Addressable Market ($M) Carriage Market Share (in %)
Services and Solutions allow differentiation
Customers Demand for Services, Solutions,
* Data and Mobile is Strong
Business implementing productivity & customer service improvements •Services: all sectors •IP Bandwidth: Finance, Retail, Government •IP Telephony: all sectors •CRM related/Contact Centres: Government agencies, Financial Services •Wireless Data Solutions: Logistics & Transport, Financial & Professional Services •Security: Transport, SME segment, Government

2

IP Growth is Accelerating as We Move Through This
* Technology Inflection Point
IP is the dominant future ...70% of large customers ...enabling broad based data standard... have started IP migration... business transformation IP Integrated Services Customer Sites • Single digital network with cost Value Stack with IP Access effective bandwidth
· New function rich applications: – Remote Health – Remote Learning – Conferencing – New Retail POS apps – Content distribution – Financial Services
• Innovation at customer touch- points
Three Strategic Transformation Priorities
* Over the Next 3-5 Years
1 2 3 Lead Build a Differentiate Customer IP ‘Telstra Only’ on Customer Migration and Suite of Services Service and Transformation and Solutions Value Creation
Over the next 3-5 years we will become an integrated carriage, services and solutions provider

3

Qantas is Taking Advantage of a
* Broad Set of Telstra’s IP Services & Solutions
IP Core Network
· 300 sites worldwide
· 22,000 ports
Providing mission critical communications, solutions and services for Qantas
Telstra is Working with the Victorian Government * in Developing its IP Transformation
Extended Solution Solution Enterprise Dev. / SI Consulting Solutions Conferencing Network & Consulting Collaboration IP Core Managed Network Wireless Network Data Services Solutions CC and Managed Speech Services Recognition
Telstra assisting the transformation of Victoria

4

Telstra is Working with Centrelink in its IP
* Transformation
Solution Solution Dev. / SI Consulting Wireless Network Data Consulting IP Core Solutions Network Managed CC and Network Speech Services Recognition Managed IP Services Telephony
Telstra contributes the necessary skills for rapid transformation
Successfully Supporting
* Business Transformation at AGL
Solution Consulting Wireless Network Data Consulting Solutions IP Core Managed Network Extended Network Enterprise Services Solutions Conferencing Managed & Services Collaboration
IP Transformation will touch all parts of the business

5

Small and Medium Enterprises are Also
* Being Transformed by our Solutions Suite
• Drug Arm provides outreach support and health services to those on the streets of Brisbane
· Use of secure IP radio data networks allows Drug Arm staff to access real time information from agencies such as Centrelink
· Integrated approach allows agencies to deliver multiple services in one location
· 1300 Rubbish has adopted Telstra’s wireless data to control, monitor and dispatch trucks more efficiently
· Allows drivers to accept orders and invoice customers on the spot
· 1300 Rubbish are able to save two hours per driver per day
· Blackberries used as primary communication medium with sub-branches and non-office based representatives without PC
· Many facets of their business processes are now run from Blackberries
Telstra’s Exclusive Suite of Service * and Solution Offerings to Drive Growth
16 Competency Centres — globally benchmarked world-class capability
Seven (7) Services Areas + Nine (9) Application Categories
CC and Conferencing Network IP Telephony Speech & Consulting Recognition Collaboration Managed Network Payment Wireless Data Security Network Outsourcing Solutions Solutions Solut ions Services BPO Extended Vertical Solution Solution Managed SME (network Enterprise Industry Consulting Dev. / SI Services Solutions based) Solutions Solutions

6

We will Focus on Three Key Drivers * to Create Shareholder Value
Drive New Wave Revenue growth 1 Access Solutions Services
Realize cost and productivity 2 Improvements to maximize margins
Deliver world class customer service to 3 improve satisfaction
Value created through:
• Grow faster than market (current forecast > 3%)
· Revenue share of ‘New Wave’ up from 35% to more than 45%
· New wave revenue growth > 15%
· Slower decline in core carriage
· Longer term contracts and improved customer SOW
· Strong EBITDA from applications
· Lower cost support due to NGN
· Minimum 10% productivity improvement
· Lower Capex intensity and strong cash flow
* Telstra is in a Strong Position to Win
• Our People
· A ‘Telstra Only’ Suite of Services and Solutions
· End-o — tend Service Capability
· Our Delivery Experience
· A Winning Team

7

* Strategy is Set...Execution Will Be Key

8

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Outcomes of Strategic Review — slide presentation by GMD Telstra Wholesale
In accordance with the listing rules, please find a copy of slides to be delivered by Deena Shiff, Group General Manager Wholesale at today’s presentation of the outcomes of Telstra’s Strategic Review.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

Deena Shiff
Group Managing Director Telstra Wholesale
* Wholesale Market: Dynamic and Competitive
• Increasingly competitive market
East-coast band 2 rollout alone covers nearly 60% of total lines in Australia

1

* Telstra Wholesale’s Business
Significant growth factors include: •Yield stability in declared products •Market share gains in contestable products •Broadband growth
* The Challenges Moving Forward
•Increasing infrastructure competition particularly via ULL take up ·Regulatory pressure to drive artificially low cost base for wholesale competitors ·Operational separation

2

* Our Response
1. Managing • Align pricing for declared services with costs of network investment regulatory risk
• Compliance with operational separation via core service equivalence
2. Maximising returns • Leverage scale & drive volume to shareholders • Continue to deliver low cost channel to market
3. Delivering great service • Service will be a key differentiator
– Easy to do business with
– Consistent and reliable performance
– Trustworthy supplier
* 1. Managing Regulatory Risk
• 60% of Telstra Wholesale revenue is derived from the declared fixed business
· Despite increasing competition and technological change, Telstra Wholesale faces increased pressure by the ACCC to reduce yields
Local calls and Basic access
· Risk: Continuation of ACCC mandated below cost pricing
· Solution: Move to cost-based pricing
PSTN Interconnection
· Risk: Volume reductions leading to increased unit costs and under recovery of IEN costs
· Solution: Updated Undertaking reflecting true costs
ULL
· Risk: Incentives to cherry picking leading to subsidised DSLAM overbuild
· Solution: Averaged ULL cost recovery

3

* 2. Maximising Returns to Shareholders
Telstra Wholesale is a cost effective channel that drives volumes to leverage scale
• Incremental costs of wholesale are low even though wholesale functions are comprehensive
• Efficiencies of order flow due to high volumes and automation
* 3. Delivering Great Service
What do our customers want from Telstra Wholesale? A. Easy to do business with B. Consistent and reliable performance C. Trustworthy supplier

4

* 3. Delivering Great Service
What do our customers want from Telstra Wholesale?
A. Easy to do business with B. Consistent and reliable performance C. Trustworthy supplier
* A. Easy to do Business With
Manual ordering and activation

5

* A. Easy to do Business With
B2B Ordering & Activation
* A. Easy to do Business With
The majority of orders are now online
Resulting in benefits:
• Shorter, efficient, accurate ordering for customers
• Increased hours of operation
• Status changes as they occur
• Ability to commit to end customers immediately
• Greater customer efficiency

6

* B. Consistent & Reliable Performance
· Consistently high network availability
· Online system uptime
* B. Consistent & Reliable Performance
· Are we measuring what is important to our customers?
· We need to measure the things that they value
· As we progress we must set ourselves higher standards

7

* C. Trustworthy Supplier
• Dedicated Wholesale team to manage customer needs
· Ensure security of customer information
· Accurate billing
· Fair and timely dispute handling
* Financial Outlook
•Execution of our strategy and the right regulatory settings can deliver strong returns •This Wholesale strategy complements and is $ consistent with the broader Telstra Strategy that will improve shareholder value

8

15 November 2005	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Outcomes of Strategic Review — slide presentation by Chief Operations Officer
In accordance with the listing rules, please find a copy of slides to be delivered by Greg Winn Chief Operations Officer at today’s presentation of the outcomes of Telstra’s Strategic Review.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

Greg Winn
Chief Operations Officer
* Agenda
·One Factory vision •The major components •Making it happen

1

* My Job is “Easy”...
• My team just has to deliver a range of
integrated applications and services...
• In a unique way for each customer segment...
• With a high quality customer experience...
• Faster than ever before...
• At a best in class cost structure...
• Where costs scale slower than revenues
and volumes...
* We Have a Good Platform to Build From...
•Extraordinary people ·Unmatched array of capabilities •Great reach •Ability to invest
...But our legacy infrastructure was not built to support our aspirations for the future

2

* “One Factory” Vision
We are creating a single, integrated Factory which...
· Provides a platform for rapid and ubiquitous delivery of truly integrated applications and services
· Offers a consistent customer experience across multiple devices and networks
· Has low unit cost, and can scale cost-effectively as volumes grow faster than revenues
· Is aligned with the needs of customers through close linkages with market-based management
To Achieve this Vision, Everything We Do
* Will be Guided by Four Principles
Principle #1: Do it once Principle #2: Do it ‘right’ for the customer Principle #3: Do it in an integrated way Principle #4: Do it at low unit cost

3

* Principle #1: Do it Once
•Simple, intuitive experience •Dramatically reduced complexity ·Enabling sustainable cost reduction
* Principle #2: Do it ‘Right’ for the Customer
Market-based
Customers One Factory management
· We will invest in the things customers value, led by insights from market-based management
· We will focus on first-time resolution creating a superior customer experience and fewer errors, hand-offs and rework

4

* Principle #3: Do it in an Integrated Way
•Customers want an integrated experience, but no one is providing this today •Telstra is uniquely positioned to deliver •The Factory will provide the platform
* Principle #4: Do it at Low Unit Cost
Make the most of our scale Migrate to new technology Reduce manual intervention
Work with a small group of world class partners

5

Delivering the Vision Will Dramatically
* Change the Customer Experience
One touch, one click, one request “Instant” activation Self service when you want it
Fewer faults, often resolved before customers affected Fast, first-time resolution of queries and requests Common, integrated experience across networks and devices
* Agenda
·One Factory vision •The major components •Making it happen

6

* Our Current Network and IT Infrastructure
•Significant duplication, complexity and some areas of under-investment •Not equipped to deliver the integrated applications and services we are planning •Infrastructure not designed to cost-effectively meet the tidal wave of future volumes
* Demand for IP-based Services Growing Rapidly
Telstra business and government Compound
customer sites with IP access annual
800 growth

7

...Helping Push Traffic Volumes up Exponentially Data and Internet volumes 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 Tbytes/month 1999 2000 2001 2002 2003 2004 2005 *
Volumes are Growing Much Faster than Revenues in Broadband... 0 500 1,000 1,500 2,000 2,500 ‘01/02 ‘02/03 ‘03/04 ‘04/05 ‘05/06E Broadband growth Broadband growth Broadband growth MB downloaded Broadband revenues CAGR 02-06E 116% 74% Index *

8

...and in Mobile 50 60 70 80 90 100 110 ‘01/02 ‘02/03 ‘03/04 ‘04/05 Current Retail Mobile Voice (price per minute) Retail Mobile Voice (price per minute) CAGR 02-05 -10% Index *
Two Major Elements of the New Factory Next Generation Network Next Generation Network Transformed IT Capability Transformed IT Capability *

9

Today, we have High Levels of Complexity and Duplication in the Network GSM/GPRS/3GSM CDMA/1xRTT/EVDO PSTN Dial IP ADSL/ADSL 2+ HFC Cable DDN X.25 FR/ATM (SDN) Ethernet IP (EDN) IP VPN (RDN/IPEvo) Internet Direct SDH Access Aggregation Edge Core Mobile Voice and Data Voice Narrow and Broadband Access Dedicated and Switch Data Wideband IP Networks Transmission 3G/HSPDA Multiple Data Networks Multiple Wireless Networks PSTN and HFC *
In Total we have Over 300 Different Network Platforms Provided by a Vast Array of Vendors Intelligent Intelligent networks networks 12 12 Messaging Messaging 37 37 Hosting Hosting 27 27 Contact solutions Contact solutions

10

Class 5 Class 5 MDF MDF Network Complexity has Grown Steadily 3GSM 3GSM network network 2005 2005 CDMA CDMA network network 1999 1999 GSM GSM network network 1993 1993 D S L A M ADSL ADSL 1998 1998 ISDN ISDN 1989 1989 First data First data service service 1969 1969 X.25 data X.25 data 1992 1992 Dedicated Dedicated Data Data 1992 1992 IN IN 1990 1990 Cable data Cable data 1996 1996 1xRTT data 1xRTT data service service 2002 2002 Frame / ATM Frame / ATM 1996 1996 Cable TV Cable TV 1995 1995 GPRS data GPRS data service service 2001 2001 SDH ring s SDH ring s 1995 1995 Optical Fiber Optical Fiber 1982 1982 2.5G DWDM 2.5G DWDM 1998 1998 2Mbit/s PDH 2Mbit/s PDH 1981 1981 EVDO data EVDO data service service 2004 2004 SS7 SS7 signaling signaling
1986 1986 IP IP Telephony Telephony 2003 2003 Dial Dial-up up Internet Internet 1993 1993 Pair Gain Pair Gain 1950 1950 — 89 89 Ethernet Ethernet 2001 2001 HEADEND HEADEND Analog Analog network network 1987 1987 Mobile Class 5 Class 5 Remote * * Network Complexity Class 5 D SLA M M DF 3GSM network 2005 CDMA network 1999 Analog network 1987 GSM network 1993 ADSL 1998 Digital switching 1977 ISDN 1989 First data service 1969 X.25 data 1992 Dedicated Data 1992 IN 1990 Large Pair Gain 1989 Cable data 1996 1xRTT data service 2002 Frame / ATM 1996 Cable TV 1995 GPRS data service 2001 SDH rings 1995 Optical Fiber 1982 2.5G DWDM 1998 2Mbit/s PDH 1981 EVDO data service 2004
SS7 signaling 1986 IP Telephony 2003 Dial-up Internet 1993 New Small Pair Gain 1980 Pair Gain 1950 Ethernet 2001 HEADEND Mobile Class 5 Class 5 Remote Class 5 D S L A M M DF CDMA network 1999 Analog network 1987 ADSL 1998 Digital switching 1977 ISDN 1989 First data service 1969 X.25 data 1992 Dedicated Data 1992 IN 1990 Large Pair Gain 1989 Frame / ATM 1996 SS7 signaling 1996 IP Telephony 2003 Dial-up Internet 1993 New Small Pair Gain 1980 Pair Gain 1950 Ethernet 2001 HEADEND Mobile Class 5 Class 5 Remote Class 5 D S L A M M DF 3GSM network 2005 CDMA network 1999 Analog network 1987 GSM network 1993 ADSL 1998 Digital switching 1977 ISDN
1989 IN 1990 Large Pair Gain 1989 1xRTT data service 2002 GPRS data i EVDO data i SS7 signaling 1996 IP Telephony 2003 Dial-up Internet 1993 New Small Pair Gain 1980 Pair Gain 1950 Mobile Class 5 Class 5 Remote Class 5 D S L A M M DF 3GSM network 2005 CDMA network 1999 Analog network 1987 GSM network 1993 ADSL 1998 Digital switching 1977 ISDN 1989 Dedicated Data 1992 IN 1990 Large Pair Gain 1989 Cable data 1996 1xRTT data service 2002 Frame / ATM 1996 V GPRS data service 2001 EVDO data service 2004 SS7 signaling 1996 IP Telephony 2003 Dial-up Internet 1993 New Small Pair Gain 1980 Pair Gain 1950 Ethernet 2001 EADEND Mobile Class 5 Class 5 Remote Multiplicity of Vendors Adds Complexity

11

•Dramatic simplification ·Far greater capacity and speed ·Profitable platform for delivery of integrated applications and services Incremental Change is Not Enough –We Are Going to Transform our Network Infrastructure *
We Will Build a Single IP/MPLS Core IP/MPLS Core IP/MPLS Core •Replaces today’s dual cores ·Adds new capacity, reliability and lower cost per unit *

12

We will Deploy Next Generation Ethernet IP/MPLS Core IP/MPLS Core Next Generation Ethernet Next Generation Ethernet •Common aggregation for all traffic onto the new IP core ·Supports high throughput demands of next generation applications and services *
We Will Build a Multi-Service Edge IP/MPLS Core IP/MPLS Core Next Generation Ethernet Next Generation Ethernet Multi Multi— Service Service Edge Edge •Common services for customers regardless of access network ·Connectivity for business services including Frame Relay, ATM and Ethernet *

13

We Will Implement High Capacity Soft Switch Platforms IP/MPLS Core IP/MPLS Core IP/MPLS Core Next Generation Ethernet Next Generation Ethernet Next Generation Ethernet Multi Multi— Service Service Edge Edge Fixed and Fixed and Wireless Wireless Soft Soft Switches Switches •Soft switches support voice services and features over the common IP core ·High capacity, high flexibility platforms *
We Will Use a Range of Access Technologies, Based on their Cost-Effectiveness IP/MPLS Core IP/MPLS Core IP/MPLS Core Next Generation Ethernet Next Generation Ethernet Next Generation Ethernet Fixed and Fixed and Wireless Wireless Soft Soft Switches Switches FTTN FTTN FTTN FTTP (greenfield) FTTP FTTP (greenfield) (greenfield) Existing Copper Frame Relay & ATM Ethernet 3G Wireless Multi Multi— Service Service Edge Edge *

14

New Network Will Have Real Benefits For customers For customers For Telstra For Telstra • Lower unit costs · Simpler environment · Higher reliability, faster speeds · Competitive pricing · Early access to innovative services · Fewer outages, faster services · Simpler experience · Same experience across multiple devices and networks · Common standards and platforms · Faster development and deployment *
Rapid Deployment via Deep Partnerships with World Class Vendors FY11 FY11 • OSS Deployment · PSTN Migration · Multi Service Edge · Next Gen Ethernet · IP/MPLS Core · Broadband Access FY12 FY12 FY10 FY10 FY09 FY09 FY08 FY08 FYO7 FYO7 FY06 FY06 SYD MEL ADEL BRIS PER All Urban Areas All Urban Areas SYD MEL ADEL BRIS PER Nationwide HFC: Migrate BB & POTS to DSL (Pay TV retained) Progressive Class 5 Retirement in 5 city area • Soft Switches * SYD MEL ADEL BRIS PER All timings and All timings and some initiatives some initiatives subject to subject to regulatory regulatory outcomes outcomes

15

0% 20% 40% 60% 80% 100% Current 3 years 5 years Network platform simplification (number of platforms not capped or exited) Network platform simplification Network platform simplification (number of platforms not capped or exited) (number of platforms not capped or exited) We will Dramatically Simplify our Network Infrastructure 334 Reduce by >60% Reduce Reduce by >60% by >60% Reduce by >65% Reduce Reduce by >65% by >65% *
We will Dramatically Simplify our Mobile Infrastructure • Three network platforms with multiple technologies · CDMA and GSM coverage overlaps · GSM customers cannot use CDMA in rural areas CDMA only 3GSM GSM and CDMA * Note: Geographic picture indicative only

16

0 1 2 3 4 5 CDMA GSM Cumulative CAPEX per Subscriber (FY02 – FY05) Cumulative CAPEX per Subscriber Cumulative CAPEX per Subscriber (FY02 (FY02 – FY05) FY05) There is a Real Cost Penalty to Having These Multiple Platforms 4.2x 4.2x 4.2x 1.0x 1.0x 1.0x *
We are Announcing Today a Plan to Standardise on a Single, National 3G GSM Mobile Network • First Australian telco to deliver wireless broadband nationwide · National 3G network in 850 MHz spectrum will offer multiple benefits, i ncluding high data speeds through HSPDA with upgradeability to Super 3G and then 4G • CDMA customers will have migration path to equivalent or better services than today – 3G GSM network will provide extended range equal to CDMA • Network costs and complexity dramatically reduced · We will be reviewing this plan with the Government *

17

Two Major Elements of the New Factory Next Generation Network Next Generation Network Transformed IT Capability Transformed IT Capability *
Our IT Systems Reflect the Complexity Found in the Rest of the Business Customer interaction interaction management management 288 288 Sales and order Sales and order management management 141 141 Workforce Workforce management management 6 Order mgt, Order mgt, fulfilment and fulfilment and provisioning provisioning 26 26 Usage collection Usage collection 17 17 Billing 185 Network inventory 32 Activation Activation management management 116 116 Service Service assurance assurance 173 173 Sales and Sales and marketing marketing 254 254 Risk management, Risk management, fraud and revenue fraud and revenue realisation realisation 14 14 In total, we have In total, we have over 1,200 different over 1,200 different BSS and OSS systems BSS and OSS systems Business support systems Operational support systems *

18

This Complex Systems Environment is Not Designed to Support our Future Vision •Use up to 7 different systems, interfaced to hundreds of others ·Use up to 80 different screens ·Take over an hour to complete the order To enter a multi-product order today, our customer service representatives may need to... *
Incremental Change is not Enough — we will Transform our IT Capability New BSS and OSS systems to New BSS and OSS systems to deliver new capabilities cost deliver new capabilities cost— effectively effectively Dramatic simplification Dramatic simplification *

19

We will Implement New Application Suites Across the Major Domains Business Support Systems Business Support Systems (CRM, Billing & Care) (CRM, Billing & Care) Operational Support Operational Support Systems Systems · Transformation timeline over 3-5 years (but with delivery of tangible benefits throughout, starting in 2006) · Systems will be integrated and customer-centric (vs. today’s siloed, product- or network-based systems) · A few proven world class partners (not individual vendor choices by sub-area) · Commercial off-the-shelf packages (not custom-built) *
We will Dramatically Simplify our IT Systems Environment 0% 20% 40% 60% 80% 100% Current 3 years 5 years IT system simplification (number of BSS and OSS systems remaining) IT system simplification IT system simplification (number of BSS and OSS systems remaining) (number of BSS and OSS systems remaining) 1,252 Reduce by ~75% Reduce by ~80% *

20

A View of the Future Scenario #1 Ordering and Managing Integrated Services *
Customer Experience – Integrated Services Kaye has moved house, and Kaye has moved house, and calls to request PSTN and calls to request PSTN and Broadband service Broadband service Kaye * CSR PSTN PSTN Broadband Broadband

21

Customer Experience – Integrated Services We recognise Kaye’s history and her We recognise Kaye’s history and her family’s relationships with us... family’s relationships with us... ....we tailor our script and offer we tailor our script and offer based on her micro based on her micro-segment segment * PSTN PSTN Broadband Broadband Mobile Mobile Kaye CSR CRM BSS/OSS
Customer Experience – Integrated Services PSTN PSTN Broadband Broadband Mobile Mobile Mobile Integrated messaging Integrated Integrated messaging messaging We offer her a family We offer her a family communications subscription, communications subscription, including integrated messaging including integrated messaging * CSR CRM BSS/OSS Kaye

22

PSTN PSTN Broadband Broadband Mobile Mobile Mobile Integrated messaging Customer Experience – Integrated Services We activate the services on the spot We activate the services on the spot * CSR CRM BSS/OSS
PSTN Broadband Mobile Mobile Integrated messaging Integrated Integrated messaging messaging Customer Experience – Integrated Services Kaye later changes her Kaye later changes her messaging preferences messaging preferences online online * Kaye CRM BSS/OSS Web & 3G Self Serve

23

Customer Experience – Integrated Services A few weeks later, Kaye is A few weeks later, Kaye is notified via SMS her single bill notified via SMS her single bill is available to view... is available to view... * PSTN Broadband Mobile Mobile Integrated messaging Kaye CRM BSS/OSS Web & 3G Self serve
Customer Experience – Integrated Services ...She views the bill online via She views the bill online via her 3G phone, and approves her 3G phone, and approves payment with one click payment with one click * PSTN Broadband Mobile Mobile Integrated messaging Kaye CRM BSS/OSS Web Self Serve

24

Customer Experience – Integrated Services Self Self—service customisation service customisation Instant activation Instant activation One call One call Convenient interactions Convenient interactions Needs Needs—based offer based offer Online billing Online billing * Kaye
A View of the Future Scenario #2 Proactive Fault Management *

25

Network Firewall upgrade Firewall upgrade Customer Experience – Proactive Fault Management A firewall upgrade leads to a A firewall upgrade leads to a problem which might affect problem which might affect internet access internet access * Paul Network Operations Centre Network Management Systems Network Network Management Management Systems Systems
Network Paul reviews customers Paul reviews customers affected and their SLAs affected and their SLAs * Customer Experience – Proactive Fault Management Firewall upgrade Paul Network Operations Centre Network Management Systems

26

Network 3. Portal Alert & Email to Jon Key 3. Portal Alert & Email to Jon Key IVR IVR IVR 4. Notification for 4. Notification for BigPond customers BigPond customers BigPond Users 1. Reviews alerts via customer 1. Reviews alerts via customer problem management systems problem management systems 2. Proactive 2. Proactive notification notification to corporate to corporate customers customers *
Customer Experience – Proactive Fault Management Firewall upgrade
Network Management Systems Paul Network Operations Centre ABJ Corp ABJ Corp Enterprise Portal

27

Network 1. Trouble Ticket closure 1. Trouble Ticket closure 3. Network fix notification 3. Network fix notification 4. Fix notification for 4. Fix notification for BigPond customers BigPond customers * Customer Experience – Proactive Fault Management Fault rectified Fault rectified Network Management Systems Paul Network Operations Centre 2. Proactive 2. Proactive notification notification to corporate to corporate customers customers ABJ Corp Enterprise Portal IVR BigPond Users ABJ Corp
Customer Experience – Proactive Fault Management Rapid resolution Rapid resolution Early notification Early notification Proactive fault detection Proactive fault detection Customer Customer-level impact level impact assessment assessment ABJ Corporation Fault avoidance in many Fault avoidance in many cases cases *

28

•One Factory vision ·The major components ·Making it happen Agenda *
•We will invest significant capex over the next 5 years to transform our business: –Over $10B to build the Next Generation Network (including wireless) –Over $1B on transforming our IT capability Significant Investments *

29

• Capex-to-sales ratio reduced to 12-13% by FY10 ·Headcount reductions across the business of 6,000 to 8,000 over 3 years and 10,000+ over 5 years · Contributing to over $3B p.a. improved cash flow by FY10 ·Not just from infrastructure transformation — over 50 other key initiatives already defined Significant Cost Reduction *
We have Established a Centralised Program Office to Orchestrate the Change Effort Program Office Director Program Office Director “Benefits Now” Benefits Now” Financial analysis Financial analysis Initiative tracking Initiative tracking and performance and performance Business Business simplification simplification and core process and core process improvement improvement COO COO CEO and Board CEO and Board Communications, Communications, training and HR training and HR Network and IT Network and IT infrastructure infrastructure transformation transformation *

30

Program Office Principles Well Well—resourced resourced Plan for 150+ staff Plan for 150+ staff Tight program Tight program management management Quantitative tracking of Quantitative tracking of initiatives, economics, initiatives, economics, milestones and metrics milestones and metrics Effective governance Effective governance COO accountable COO accountable Regular reporting calendar Regular reporting calendar Board Board—level visibility level visibility Strong leadership Strong leadership Value focus Value focus Average of 20 Average of 20—30% savings found 30% savings found in cost areas assessed to date in cost areas assessed to date *
Operational Metrics (some examples) • Time to market with new services • Orders completed online • Time to place a complex order • Time to activate service • Average call handling time • Customer satisfaction vs. competition • Faults not fixed first time • Number of queries per bill • Cost per call • Opex as % of revenue • Capex as % of revenue • Headcount per customer Buying Buying a service a service Getting Getting connected connected Using the Using the service service Fixing Fixing faults faults Making an Making an enquiry enquiry Receiving Receiving and paying and paying a bill a bill A. Customer experience and factory effectiveness B. Factory efficiency and productivity • Number of held orders · Number of dropped calls · Capacity utilisation · Service availability % C. Infrastructure health and performance *

31

What we have Already Delivered • Created the Program Office · Launched BigPond wireless broadband · Redesigned the engineering organisation · Changed the capital allocation process · Built common blueprint for change · Identified hundreds of network and IT platforms which will be capped and exited ·And many other things *
One More Thing... *

32

•Done once ·Done ‘right’ for the customer ·Done in an integrated way ·Done at low unit cost As I Said Earlier... Under the One Factory vision things will be: *
In Summary •We have a clear vision: One Factory ·We are transforming the business to deliver the vision, and investing over substantially to do so ·We will deliver dramatic cost reductions plus new capabilities to enable sustainable growth ·Our customers will have a truly differentiated experience – only available from Telstra *

33

15 November 2005	Office of the Company Secretary

The Manager

Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA

Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Outcomes of Strategic Review — slide presentation by CEO Sensis
In accordance with the listing rules, please find a copy of slides to be delivered by Bruce Akhurst Chief Executive Officer Sensis at today’s presentation of the outcomes of Telstra’s Strategic Review.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated. Disclaimer

Bruce Akhurst Chief Executive Officer Sensis
A Top Ten Global Directories Business and... Australia’s leading information resource *

1

Consumers: Nearly 13 million users a month 1 Using Sensis almost 4 million times a day 1 Advertisers Over 1 million print customers a year 150,000 online customers 1: Roy Morgan Research, July 04 to June 05, base Australians 14+ Making Complex Lives Simpler by Helping Australians Find, Buy and Sell 0 2 4 6 8 10 12 14 Voice Online Print Network Monthly users (million) 0 200,000 400,000 600,000 800,000 Online Print Directories Trading Post 3 *
A Powerful Platform for Growth • Deep, local content • Multi-channel publishing · Sales and customer reach • Usage · Icon brands • Execution • Innovation 4 *

2

A Strong Track Record in Execution Financial Customer People Product 5 *
Finance: 18.6% FY 2005 Revenue Growth 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 FY 2003 FY 2004 FY 2005 Universal Publishers Trading Post Voice Online/Other White Pages® print Yellow Pages® print 0 100 200 300 400 500 600 700 800 900 FY 2003 FY 2004 FY 2005 75% 68% 60% 17% 17% 16% $1,251m $1,450m 16% growth $1,720m 18.6% growth $620m $695m 12% growth $798m 14.8% growth Revenue EBIT 6

3

Customer:Continual Customer Care Improvements
Print and online proof turnaround (days) 0.0
Print Display Proof Online Display Proof
Customer: Service Exceeds Customer Expectations
Premium Silver Bronze Sales channel
Customer expectation Actual experience

4

People: Global Benchmark Employee Opinion Scores
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% Australian Norm Sensis
Product: A Year of Innovation on all Fronts

5

* Australia’s Leading Information Resource
Directories Directory Business
Assistance Services
Print Online Voice In-car Wireless
Helping Australians Find, Buy and Sell

6

Sensis’Strategy for Growth
Protect and grow the core
New consumer categories Transaction and connection Technology Process
Print Directories: Powerful Value Drivers
20 million directories
38 billion pages
Monthly users (million) 0
Voice Online Print Network

7

Online Directories: Exceptional Usage Growth
3.5 million usage = 30% advertisers
A New Interface: But that’s Just the Beginning

8

Take a 360° Degree View of Your Purchase
Everything You Need to Find the Right Supplier for You

9

Communicate in the Way that Suits You
19
And Simple, Powerful Tools for Advertisers

10

The future...
One-stop virtual shopping
Anytime, anywhere, anyhow
Sensis Search:
Rapid usage growth for sensis.com.au
One million Sensis® 1234 calls a week
A new mobile market
Technology export opportunities

11

At the Forefront of Mobile Search
At the Forefront of Mobile Search

12

Creating New Value in High Growth Consumer Categories
Exceptional first year $64mn EBITDA
Four new markets 600 775,000 customers FY04 to FY 05 200 Excellent usage growth in Trading Post Print Trading print and online
Trading Post Online: Now You Can Find, Buy and Sell
Ratings Ad management

13

Our Network Can Drive Thousands of Buyers into Consumer Category Services
* Telstra and Sensis

14

Conclusion
• Exceed $3bn revenue in five years
• Australia’s leading information resource
• Exporting innovation
• An Australian employer of choice
• Helping Australians find, buy and sell
Every Australian. Every day.
30

15

15 November 2005	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Outcomes of Strategic Review — slide presentation by CFO
In accordance with the listing rules, please find a copy of slides to be delivered by John Stanhope Chief Financial Officer at today’s presentation of the outcomes of Telstra’s Strategic Review.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements couldbe significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition inthe markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

John Stanhope
Chief Financial Officer
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 1
Agenda
· History
· Profit and Loss Outlook
· Capital Expenditure
· Cashflow
· Balance Sheet Financial Ratios
· Capital Management
· Management Incentives
· Shareholder Value
· 05/06 Earnings Outlook
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 2

1

Revenue and Expense History
Other -4.0% 8 to 9% Other 6.8% 8 to 13% D&A 3.2% 5 to 6% 0 02/03 03/04 04/05 05/06
Note: IFRS impacts estimated for 02/03 and 03/04 before impactsof New Plan. 05/06 is business as usual.
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 3
Agenda
· History
· Profit and Loss Outlook
· Capital Expenditure
· Cashflow
· Balance Sheet Financial Ratios
· Capital Management
· Management Incentives
· Shareholder Value
· 05/06 Earnings Outlook
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 4

2

* P & L -Revenue Outlook
Three year Five year
Annual revenue growth Annual revenue growth rate forecast (FY05-08) rate forecast (FY05- Status quo Low High Status quo Low High CAGR (05-08) CAGR (05-10)
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 5
Major product Outlook Status Quo$30 B New plan CAGR CAGR CAGR CAGR (05-08) (05-10) (05-08) (05-10)
Fixed -13 to -15% -11 to -13% Fixed -6 to -8% -5 to -7 % Mobiles 2 to 4% $20 Fixed 5 to 7% 3 to 5% Mobiles 6 to 8%
04/05 05/06 06/07 07/08 08/09 09/10
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 6

3

PSTN Revenue Outlook
PSTN estimated as percent of total revenue
50% 40% 34% 30% 24% 20% 20% 10% 0% 04/05 07/08 09/10
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 7
Operating Expenses Outlook (excluding D&A)
$13 $12 $11
$10
Taken from 1 July 2006 because program impacts begin largely in06/07
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 8

4

Opex Growth (excluding D&A)
Three year Five year
Status quo Low High Status quo Low High Real growth: -1% 0% Real growth: -2% -1%
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 9
Opex Growth by Type 0 to 1% COGS 2 to 3% 2 to 3% 3 to 4% 3 to 4% 5 3 to 4% 2 to 3% Other 2 to 3% -1 to 0% 0 04/05 05/06 06/07 07/08 08/09 09/10
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 10

5

Headcount Changes
40,000 -6,000 to -8,000 Over 3 Telstra years FTE 20,000 0 FTEs today FTEs 7/08
Note: Telstra FTE includes full-time, part-time employees, casuals and offshore controlled entity staff
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 11
Earnings Trajectory
Status Quo New plan
04/05 05/06 06/07 07/08 08/09 09/10
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 12

6

EBITDA and EBIT Outlook EBITDA EBIT accelerated depreciation Status quo for networks quo -5% -5% decommissioning -5 to -6% Status Status quo -7 to -8% quo -10% -10%
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 13
D&A Forecast
06/07 3,526 accelerated depreciation due to 3,000 – NGN
CDMA depreciation 2,000
Amortisation
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 14

7

NPAT Growth
10%
5%
Low High 0% * Financials (forward looking) are subject to a reasonable regulatory outcome Slide 15
Agenda
· History
· Profit and Loss Outlook
· Capital Expenditure
· Cashflow
· Balance Sheet Financial Ratios
· Capital Management
· Management Incentives
· Shareholder Value
· 05/06 Earnings Outlook
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 16

8

* Capex History
Average annual capex (FY03 – FY05)
1.0 0.5 0.0
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 17
Cumulative Capex Forecast
0 Status Quo New plan Average=$4.5B * Financials (forward looking) are subject to a reasonable regulatory outcome Slide 18

9

* Capex to Sales Ratio
30%
25% 25% 21% 20% 19% 16% 17% 15% 12%
10%
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 19
Drivers of CapexIncrease
NGN Including Wireless 3.0B to 3.4B New IT platforms 0.7B to 1.2B
–Billing System
–Operational Support System
Network fixes 0.8B to 1.0B Subtotal 4.5B to 5.6B Savings & reduced network -2.5B to -
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 20

10

Agenda
· History
· Profit and Loss Outlook
· Capital Expenditure
· Cashflow
· Balance Sheet Financial Ratios
· Capital Management
· Management Incentives
· Shareholder Value
· 05/06 Earnings Outlook
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 21
Free Cashflow
(Operating Cashflowless Investing Cashflowless Interest Paid) 7 1 0 04/05 05/06 06/07 07/08 08/09 09/10
· Financials (forward looking) are subject to a reasonable regulatory outcome Slide 22

11

Net Cash Flow — Full Integration vsStatus Quo
-$0.6B -2 FY06
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 23
Net Debt Movements
Note: Net debt movement includes free cash flow less dividends * Financials (forward looking) are subject to a reasonable regulatory outcome Slide 24

12

Agenda • History • Profit and Loss Outlook • Capital Expenditure • Cashflow • Balance Sheet Financial Ratios • Capital Management • Management Incentives • Shareholder Value • 05/06 Earnings Outlook * Financials (forward looking) are subject to a reasonable regulatory outcome Slide 25
Balance Sheet Ratios 04/05 07/08 09/10 ROA 21% 19% 23% ROE 31% 33% 35% Interest Cover (EBITDA) 12.2 9.7 12.9 Debt Service 1.1 1.4 1.0 CFROIC 27% 22% 33% Asset Turns 1.00 1.02 1.11 ROI 28% 24% 29%
Definitions shown on page 36
Note: Fiscal 2005 profitability ratios are based on unaudited A-IFRS financial results. Ratio’s involving derivative instruments are impacted by our adoption of the financial instruments standard at 1 July 2005
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 26

13

Agenda
• History • Profit and Loss Outlook • Capital Expenditure • Cashflow • Balance Sheet Financial Ratios • Capital Management • Management Incentives • Shareholder Value • 05/06 Earnings Outlook * Financials (forward looking) are subject to a reasonable regulatory outcome Slide 27
Capital Parameters Current New 05/06 06/07 07/08 08/09 09/10 zone zone Dividend 80% 28c 28c 28c 28c Review Review Debt 1.3-1.7 1.7 to 2.1 1.4 1.5 1.4 1.2 1.0 servicing Gearing – 45% to 55% to 53.7% 57.0% 55.4% 51.0% 44.0% net debt 55% 75% Interest >8 times >7 times 10.6 9.7 9.7 10.9 12.9 cover
Definitions shown on page 36
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 28

14

* Agenda • History • Profit and Loss Outlook • Capital Expenditure • Cashflow • Balance Sheet Financial Ratios • Capital Management • Management Incentives • Shareholder Value • 05/06 Earnings Outlook * Financials (forward looking) are subject to a reasonable regulatory outcome Slide 29
* Management Incentives
Management will be incented to achieve the new transformational strategy with short and long term permanent incentive plans. Focus will be on operations and transformation initiatives implemented over multiple years. Short Term (Annual) Company Financials (EBITDA)
· Transformation metrics eg.
- Cost reduction run rate 2005/06
- Broadband market share
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 30

15

Long Term 3 Years and 5 Years (Multiple Years)
• Company Financials
- Revenue CAGR at year 3 and year 5
- OPEX CAGR at year 3 and year 5
· Transformational Metrics eg.
-IT Transformation –number of systems after year 3 and year 5
-NGN Milestones after year 3 and year 5
· Total Shareholder Return
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 31
Agenda
· History
· Profit and Loss Outlook
· Capital Expenditure
· Cashflow
· Balance Sheet Financial Ratios
· Capital Management
· Management Incentives
· Shareholder Value
· 05/06 Earnings Outlook
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 32

16

Shareholder Value
· Growth from better financial performance
· Growth from satisfying customers
· Growth from being better at all we do
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 33
Agenda
· History
· Profit and Loss Outlook
· Capital Expenditure
· Cashflow
· Balance Sheet Financial Ratios
· Capital Management
· Management Incentives
· Shareholder Value
· 05/06 Earnings Outlook
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 34

17

FY06 Earnings Guidance
FY06 EBIT change vs. FY05 (percent) September 05 Program EBIT Program opex Program opex cost Additional D&A due Total R&R provision Total guidance improvement reduction (in
(inc. additional in to network (incremental year) year redundancy) decommissioning Rev less COGS)
* Financials (forward looking) are subject to a reasonable regulatory outcome
Glossary of Terms
• Free Cashflow –Operating cashflow less Investing cashflow less interest paid
· Capex/Sales Ratio — Cash operational capex (not including investments) / sales revenue
· Interest Cover (EBITDA) – Profit before Depreciation, amortisation, interest and tax divided by Net Interest
· Debt Service – Net Debt divided by Profit before depreciation, amortisation, interest and tax
· Gearing – Net Debt to total Capitalisation – Net Debt divided by the sum of Net Debt + shareholders equity
· Dividend Payout Ratio –Ordinary dividends declared divided by Profit after Tax and Interest
· ROI – Return on Average Investment – Profit before Interest and Tax divided by average net debt and shareholder equity
· ROA – Return on Average Assets – Net profit before interest and Tax divided by average assets (not including interest bearing assets)
· ROE – Return on Average Equity – Net Profit after tax divided by average shareholders equity
· CFROIC – Profit before Depreciation, amortisation, interest and tax less operational capex and working capital divided by average net debt and shareholders equity
· Fixed Asset Turnover –Sales Revenues divided by the net book value of Property Plant & Equipment
* Financials (forward looking) are subject to a reasonable regulatory outcome Slide 36

18

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
AMENDED — Media Release “Telstra’s strategy for growth”
In accordance with the listing rules, I attach a copy of an amended media release.
The amended media release clarifies two points.
1:	“25 pc of new revenue growth will come from new products by the end of 2008”

2:	“Mr Trujillo outlined Telstra’s financial projections based on the execution of the new strategy — raising top line growth to between 2 pc and 2.5 pc compound annual growth rate (CAGR) between now and 2010.”
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

15 November 2005	327/2005
Telstra’s strategy for growth
Telstra today announced a strategy for improving its business by deploying a company wide market based management system, adopting a one factory approach to managing operations and delivering integrated services to customers.
The improved performance will be underpinned by:
•	Increasing revenue by providing new integrated services targeted to business and consumer segments that have different needs and value services differently, with a seamless one click, one touch, one button or one screen approach

•	Cutting costs by simplifying processes and systems, reducing duplication and complexity of existing networks by operating under a one factory approach which will lead to new efficiencies and allow a reduction in the number of full time equivalent (FTE) positions while delivering more effective service.
CEO Sol Trujillo outlined the strategy for a new Telstra for Australia’s broadband and wireless future at an investors briefing in Sydney. Telstra announced decisions to:
•	Introduce a next generation IP network, an investment of more than $10 billion over five years of which $2-3 billion is incremental over existing plans, with the IP core in place by the end of 2007

•	Reduce the number of Telstra’s 52,000 full time equivalent (FTE) positions by between 6,000 and 8,000 over three years and 10,000 over five years

•	Introduce a $200 million field staff training program to provide Telstra people with the skills in building, running and maintaining next generation networks

•	Replace the CDMA mobile network with a national 3G GSM network which will offer the same or better coverage than currently available

•	Cut the number of different network platforms from about 330 by 60 pc within three years

•	Cut the number of business and operational support systems from about 1200 by 75 pc in three years.
Telstra announced new commitments including:
•	25 pc of new revenue growth will come from new products by the end of 2008

•	Sensis will double its revenue base to $3 billion within five years

•	80 pc of Telstra’s internet customers will have broadband in three years (today 50 pc are on broadband)

•	25 pc of customers will be using 3G in three years (now 1 pc)

•	Business and government customers will be served by 16 competency centres to equip large customers to transition to an IP environment and to allow Telstra to grow faster than the market.
Enhanced consumer offerings announced today include Telstra BigPond signing a deal with Sony Pictures to offer movie downloads to PCs from March 2006 and new initiatives from Telstra’s directories and advertising business, Sensis, offering online consumer to consumer transactions at Trading Post.

Telstra Corporation Limited ABN 33 051 775 556

Mr Trujillo outlined Telstra’s financial projections based on the execution of the new strategy — raising top line growth to between 2 pc and 2.5 pc compound annual growth rate (CAGR) between now and 2010.
Chief Financial Officer John Stanhope said the Telstra Board intends to pay an ordinary dividend of 28c a share for the next three years and then review it, subject to the board’s half yearly declaration and review of the business and regulatory conditions.
The CFO announced that the Board has decided not to proceed with the third year of the $1.5 billion capital management program due to end in 06-07. It is considered more important to invest this money to implement the new strategy which is about delivering long term shareholder value.
Telstra updated the market on the outlook for Telstra’s earnings for the 2005-06 year with an expected EBIT decline between 19 to 24 pc as a result of the implementation of the strategy which will require accelerating depreciation relating to assets that will be decommissioned. This new estimate would increase the decline to between 25 and 30 pc if Telstra raised a provision for redundancy. This assumes a reasonable regulatory outcome.
Other financial projections include:
•	A cost structure that will remain flat from the half year 05-06 level

•	Revenue growing faster than expense growth, reversing recent trends — with EBIT expected to grow at a 3 to 4 percent CAGR between now and 2010.
Mr Trujillo said: “We will not require the same number of employees and contractors as we implement the strategy because we will reduce complexity. With simplicity we can be leaner,” he said.
He said regulation has a huge potential impact on Telstra’s business and the financial projections assume a reasonable regulatory environment in which to operate.
“If excessive regulation doesn’t get in the way, we can hit the plan we have laid out today. If it does get in the way, it has the potential to be harmful to our core,” he said.
Mr Trujillo said: “We have a chance to make a strong company great. We will do that by being innovative, by offering integrated services to consumers, by employing market based management and by being highly competitive. Customers want it their way and they have very different needs. Only Telstra can make it happen.
“Telstra has a vision to use technology and capabilities available today to transform industries and improve people’s lives. We have barely tapped the potential of what is possible and how we can improve productivity for Australian business and increase mobility for consumers.”
Mr Trujillo said the Australian telecommunications industry was based on price competition in a downward spiral and was not adding enough value to its customers.

Telstra Corporation Limited
ABN 33 051 775 556

“Our strategy is to offer customers products which work seamlessly together and to offer business differentiated wireless and broadband solutions which will create the most value for them,” he said.
The market based management plan outlined by Group Managing Director Strategic Marketing Bill Stewart will include needs based and value based segmentation following extensive high quality customer research.
Telstra’s program will involve interviews with 90,000 consumer customers and will build a panel of 16,000 small businesses in order for Telstra to understand its customers’ needs like never before.
Telstra’s Chief Operations Officer Greg Winn said a review of Telstra’s operations over the past four months showed that investment was spread across far too many networks and technologies.
Telstra planned to cut the number of its complex business support and operational support systems by 75 pc in three years and transform the IT capability to deliver new cost-effective capabilities.
“We will introduce a new IP/MPLS network core by the end of 2007,” he said. “We will deploy five mated pairs of new high capacity soft switches to replace 116 class five switches, providing deep network redundancy, deep resiliency and dramatically lowering our cost structure.”
Mr Winn said the move to a national 3G GSM mobile network would mean Telstra would be the first Australian telco to deliver nationwide wireless broadband to all its mobile customers, offering improved speed and quality. He said that Telstra spends more than four times on capex per CDMA subscriber than it does per GSM subscriber.
A centralised program office will orchestrate the change effort through the company, he said.
Investors were also told that:
•	Sensis plays a critical role in Telstra’s core strategy and its online business would be further developed by integrating search and transaction based applications and services for Sensis customers and core Telstra customers.

•	Foxtel is a core asset by which Telstra could create shareholder value.

•	Telstra announced a memorandum of understanding to merge its Hong Kong mobile business CSL and another Hong Kong carrier New World Mobile Holdings which would give clear market leadership.
Telstra Media Contact:
Andrew Maiden
Tel: 02 9298 5259 Mbl: 0428 310 710
Telstra’s national media inquiry line is 13 1639 and the Telstra Corporate Communications Centre is located at: www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra media releases regarding mobile 3G broadband, BigPond and Sensis.
In accordance with the listing rules, please find copies of media announcements for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

15 November 2005	326/2005
Telstra unveils 3G city-to-country delivering mobile 3G broadband
Telstra today unveiled its mobile broadband vision for Australia announcing a three-year plan for a single, super-fast national 3G mobile service.
Telstra Chief Executive Officer, Mr Sol Trujillo said Telstra’s 3G city-to-country plan would deliver faster speeds, wider coverage, and better mobile services for both city and country customers.
“Telstra will be the first Australian telco to deliver high-speed 3G services across the country creating the best and largest network with wider and better coverage than exists today.
“The national 3G service will provide Telstra’s customers with existing and enhanced services including voice and video calling, mobile internet services and wireless broadband,” Mr Trujillo said.
Telstra also announced that it had chosen Ericcson Australia Pty Ltd as the vendor to upgrade its 3G capability (3GSM) nationally. Telstra and Ericsson have entered in to a Memorandum of Understanding in relation to this project and will finalise their commercial arrangements as soon as possible.
Ericcson was chosen because they provided the best technical solution at a competitive cost and they also met Telstra’s timeframes to provide the 3G city-to-country service.
Mr Trujillo said the new network would use the same (850 MHz) frequency and booster technology approach used by Telstra’s existing CDMA network, thereby providing the same broad coverage in rural areas, without the need for extra base stations.
“Technology improvements mean the national 3G service will match the existing CDMA coverage and continue to reach 98 per cent of people.
“This effectively removes any divide between city and country mobile customers in accessing the same range of leading-edge mobile services,” he said.
Both city and country customers, using the next generation of mobile phones on the 3G service, will benefit in the following ways:
•	country customers will experience the latest 3G services including video calling and fast mobile internet services;

•	when city-based customers travel in regional areas, they will get significantly improved mobile phone coverage compared to their GSM service today;

•	all customers will benefit from improvements to in-building and highway coverage; and

•	all customers, when travelling overseas, will get access to hundreds of global destinations on GSM’s extensive global roaming service.
Telstra’s National Media Inquiry line is 131639 and the Telstra Corporate Communications Centre is located at www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

Mr Trujillo said the existing CDMA network and the Telstra and Big Pond Wireless Broadband services will remain in place until the national 3G service has the same or better coverage and services.
“Wireless broadband coverage on the CDMA-based EV-DO network will continue to be expanded as part of our commitment to accelerate the growth of our leading wireless broadband service until such time as the national 3G service is available.
“At this time, Telstra and Big Pond Wireless Broadband customers will receive free upgrades and replacement data cards and modems.
“Customers will be given plenty of notice to upgrade their handsets in the same way they do today but with the added benefit of attractive handset deals to ensure they can make full use of the new services.”
Mr Trujillo said Telstra’s 3G city-to-country plan played a key role in the Company’s overall vision to provide Australians with 21st century telecommunications services.
“This investment into the Australian community is pro-growth, pro-shareholders and pro-country.
“The 3G city-to-country vision means future investments in a single efficient 3G network will benefit our mobile customers by providing better services, which are delivered more quickly and at the lowest cost.
“This plan also lays the foundation for Telstra to deliver 4G services more quickly. A super-speed 4G technology will put Australian mobile users on a superior technology path with access to new services such as video-on-demand.
“We will be talking shortly to our customers and stakeholders about our plans,” Mr Trujillo said.
ENDS
Media contact:
Rod Bruem
02 9206 0092
Telstra’s National Media Inquiry line is 131639 and the Telstra Corporate Communications Centre is located at www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

Fact sheet — Telstra’s 3G city-to-country vision
Moving to a single network means future investments will benefit our mobile customers providing better services, which are delivered more quickly and at the lowest cost.
Telstra is already providing 3G services over its EVDO and 3GSM networks. Recent technology breakthroughs mean that 3GSM (Wideband CDMA) services on the 850MHz spectrum deliver greater distances than on the 2100 MHz frequency, which is currently used by 3GSM. At 850Mhz, 3G services can be provided over the CDMA footprint without the need for building extra base stations to extend the reach of faster services.
This has already been proved in the USA, where a 3GSM-850 high-speed network is being deployed by the country’s largest mobile phone operator, Cingular (with more than 51 million mobile customers). The technology is being considered for deployment by other carriers to deliver services over large geographic areas in countries including Brazil, Mexico, Malaysia and Canada.
The 3GSM-850 high-speed mobile network is based on an international standard and provides speeds up to 14Mbps. Telstra holds a licence for the 850MHz spectrum, which it is already using for the CDMA network. Telstra will continue operating the CDMA network and its broadband enhancements in tandem with the 3G network until new network coverage and services are equivalent.
The larger number of GSM users globally means more resources are invested in developing new and even better handsets, wireless data services and network applications and functions.
Moving to a single national 3G service sets the foundations for Telstra to quickly move to the next generations of mobile technology (4G). Removing duplication makes the decision to upgrade the single service easier and allows Telstra to be at the forefront of providing the latest mobile services to customers.
“Super 3G” is already on the horizon with an international standards group, the 3G Partnership Project, progressing “Super 3G” design standards. The standards are expected to be ready in 2006 with networks expected to be ready by 2008-2009.
A super-speed 4G technology will put Australian mobile users on a superior technology path with access to new services such as video-on-demand.

15 November 2005	325/2005
BigPond signs up Sony Pictures Entertainment for Movies Downloads
BigPond Movies members will have access to one of the world’s largest libraries of Hollywood films when BigPond launches its Australian-first Movies Downloads service for PC users next March.
BigPond Managing Director, Mr Justin Milne, today announced the signing of a major deal with Sony Pictures Entertainment that will give BigPond Movies customers access to Sony product in the pay per view window after local video release.
This includes a varied selection from more than 7,000 titles from Columbia, Tristar, Screen Gems, Sony Classics, MGM and UA films — all distributed in Australia by Sony Pictures Entertainment.
Members will be able to download, to their PCs, feature films such as ‘Bewitched’, popular Hollywood blockbusters like ‘Men In Black II’, classic titles, big budget Australian features like ‘The Proposition’ and alternative pictures including ‘Layer Cake, as well as made for TV features.
“BigPond Movies Downloads will be one of the first services of its kind in the world and will give Australians front row seats for the next generation of broadband home entertainment,” Mr Milne said.
“BigPond Movies subscribers will be able to select and download, via their broadband connection, a huge range of movies, TV titles, sport, documentaries, lifestyle programs and hard-to-get content. They can then watch high quality digital video replays ‘on demand’.
“We’ve built and successfully tested the downloads platform and, when we launch next March, BigPond Movies members will be able to access downloads at very competitive prices.
“We’re very excited about the range of classic titles and new releases available through our Sony partnership. Our experience with BigPond Music and BigPond Movies DVD service has shown that while people want the latest hits, there’s also huge demand for ‘back catalogue’ selections, which can be found simply via our sites’ online search facilities.
“BigPond Movie Downloads is a natural extension of our popular BigPond Movies online DVD rental service and once again highlights BigPond as a leader in Australian broadband entertainment,” Mr Milne said.
Mr Jack Ford, Managing Director, Sony Pictures Television Pty Ltd, Australia and New Zealand said: “As one of the world’s foremost studios, Sony is delighted to partner with BigPond, Australia’s leading broadband provider to deliver exciting online entertainment to Australians.”
Telstra Media Contact:
Warwick Ponder
Tel: 02 9298 4619
Mbl: 0409 369 711
Telstra’s National Media Inquiry line is 131639 and the Telstra Corporate Communications Centre is located at www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

Media Release

Sensis revenue to double within five years
15 November, 2005: Sensis today announced it will double its revenue base to $3 billion within five years, supported by new consumer offerings that will cement its position as Australia’s leading information resource.
“In the next five years, Sensis will double its revenue base to more than $3 billion to become the leading, one-stop-shop for helping Australians find, buy and sell”, Sensis CEO, Mr Bruce Akhurst said today.
“Within five years, ninety percent of the Australian population will use a Sensis service every month”, Mr Akhurst said.
Last financial year, Sensis exceeded its six percent revenue growth target, delivering organic revenue growth of 11 per cent, excluding acquisitions. The company is on track to deliver on this year’s plan and confident of again exceeding the consensus estimate of six percent.
Speaking at the Telstra strategic review held in Sydney today, Mr Akhurst announced multiple new product initiatives —
•	A new Yellow Pages® mini directory, which is being trialled, contains useful information for consumers on the move.

•	In 2006, the first Yellow Pages® OnLine consumer service will allow buyers to not only find products in specific segments, but also compare and contrast them, view special offers, make bookings, get quotes, pay bills and receive other information relevant to their personal profile.

•	The Sensis® 1234 voice service will, from Thursday this week, be the first phone service in Australia to provide movies and weather information via the operator and SMS .

•	Buyers will soon be able to use a mobile phone to search the Sensis network for movie times and venues, then purchase a ticket and receive an SMS with the movie’s location and time. They’ll be able to conduct a similar search on Sensis® 1234, the Telstra and Sensis online sites, via their in-car Whereis® navigation system, or via a wireless device.

•	A prototype consumer-to-consumer transaction functionality has been added to tradingpost.com.au. This new capability allows consumers to contact a seller by phone or email, buy online or make an offer. In the future, consumers will be able to do the same transaction on wireless devices.

•	Sensis will next year launch a new Trading Post® Automotive website leveraging its significant automotive content and usage through existing assets like Trading Post®, Yellow Pages®, White Pages®, Whereis® and Telstra’s BigPond.
“The Sensis growth strategy is simple: we ensure buyers can access our information through any medium, wherever and whenever they choose, and we ensure sellers can be found by buyers wherever they search across our network, The network spans print, voice, online and wireless,” Mr Akhurst said.
“I’m confident we’ll achieve our growth strategy because we have such unique competitive assets — comprehensive, local Australian content, extensive sales reach, phenomenal usage,

multi-channel publishing capabilities, icon brands, and a strong track record in product innovation and strategy execution,” Mr Akhurst said.
In the future, Sensis will help Australians do business right across the advertising value chain through new connection and transaction services on its online sites and on wireless devices like Telstra i-mode and 3G. Sellers will not only be able to reach more customers through the Sensis Network than anywhere else in Australia, but they’ll also be able to ‘close the sale’. Buyers won’t just be able to select a product, but also connect with the seller and actually buy the product.
“Sensis is already a successful, growth company. We’re Australia’s leading information resource, one of the world’s top ten directory companies1, and the country’s largest and most profitable online advertising business2,” Mr Akhurst said.
- ends -
Media contacts:
Felicity Hand: 03 8653 4700 or 0417 566 061
Prue Christie: 02 9202 1961 or 0438 588 460
Karina White: 03 8653 6658 or 0419 523 776
About Sensis
Sensis is Australia’s leading information resource. We make complex lives simpler by helping Australians find, buy and sell. Sensis delivers innovative and integrated search solutions via print, online, voice and wireless channels to connect Australians 24 hours a day, seven days a week. Our powerful, multi-channel portfolio provides an unparalleled local information source incorporating: the White Pages® and Yellow Pages® directories; the CitySearch® lifestyle site; the Whereis® location and navigation database; the search engine for Australians — sensis.com.au; and Sensis® 1234, the operator-assisted, premium voice information service; and The Trading Post Group’s stable of weekly and monthly publications and Universal Publisher’s mapping publications. Invizage Technology, a wholly owned subsidiary of Sensis is one of Australia’s market leaders in IT services to small and medium sized enterprises. In June 2005, Sensis launched LinkMe.com.au, an innovative online career networking site in partnership with MBI Investments.
® and ™ Registered trademark and trademark of Telstra Corporation Ltd. UBD®, the UBD logo and Gregory’s logo are registered trade marks of Universal Publishers Pty Ltd. Trading Post™ is a trade mark of Research Resources Pty Ltd. Invizage Technology is a registered trade mark of Invizage Pty Ltd. CitySearch® is a registered trade mark of CitySearch Australia Pty Ltd. Sensis Pty Ltd is responsible for Yellow Pages&®, White Pages® and Whereis® and related products and services on behalf of Telstra Corporation Ltd and is responsible for similar activities in relation to CitySearch® on behalf of CitySearch Australia Pty Ltd and CitySearch Canberra Pty Ltd.

1	“Executive Summary — Largest Global Yellow Pages Publishers 2004”, Global Yellow Pages™ 2005, The Kelsey Group, 2005, pg.12. Sensis is ranked number nine in the world by Estimated 2004 Directory Revenues (US$ million).

2	Audit Bureau of Verification Services, Online Advertising Expenditure Report, January 2005 to June 2005

Fact sheet
$200 million staff training for next generation networks
Telstra has today announced a $200 million training initiative over the next five years to make our people among the best trained in the world in building, running and maintaining next generation networks.
Telstra’s people are its most important asset, and the proposed new networks announced today mean that Telstra’s people will need additional skills.
Customers tell us that we are not always good enough when it comes to fixing problems right, the first time. Telstra’s intention is to make the necessary investments in the network and in our employees, in terms of training and skills, so we can fix it right the first time.
Telstra will team with external service provider(s) to give its operational workforce training in provisioning, maintaining and running next generation networks including a high-speed IP core and our 3G wireless network.
The training program will be available in first quarter of 2006 and will underpin our three key objectives of —
•	Service excellence

•	Value creation

•	Business future
Key elements of the training program include:
•	Ensuring learning is designed to meet customer needs;

•	Our field workforce, and other operational parts of the business, will have access to world-leading training;

•	We will ensure that the majority of our workforce is trained to the highest world and industry standards, such as ‘Cisco-certified’ engineers for those staff involved with the IP-MPLS core network;

•	Tailored programs for Telstra’s diverse operational workforce, some of which work in the most remote locations in Australia; and

•	Ensuring learning outcomes have a commercial focus.

Fact Sheet — Telstra’s next generation network
Telstra customers will soon enjoy next generation products and services as the company upgrades its access and core networks to increase speeds and network capacity, develop greater resilience and redundancy, and reduce network costs.
By 2009, Telstra will overhaul its access network, Public Switched Telephone Network (PSTN), and backbone infrastructure to bring customers the latest voice, video, data services on a common IP (Internet Protocol) MPLS core network.
This means the Telstra network will support —
•	High speed Internet (with speeds greater than 12 Mbps)

•	Mass deployment of VoIP (Voice over Internet Protocol)

•	Multi-casting for advanced capabilities such as IP TV

•	Seamless tele-commuting

•	Video on Demand and IP video conferencing
The transformation will give the new IP network 77 times the capacity of the current network.
The new network will also reduce costs by consolidating the Wideband IP, ATM, Frame Relay and DDN (Digital Data Network) from multiple networks into one common core network.
Additionally, Telstra will replace 116 old PSTN switches with 10 new voice soft switches. This will see traditional telephony services delivered using the IP Core infrastructure, positioning customers for new broadband and multimedia service offerings.
Finally, Telstra will upgrade its access network by providing IP-based ADSL2+ equipment to four million services addresses, giving these customers access to speeds of 12Mbps or greater. The company will deploy Fibre to the Node technology to 20,000 nodes and will upgrade 450 exchanges. Broadband-blocking technology will be removed, enhancing the availability and reach of this next generation capability.
These commitments are subject to the same regulatory qualifications as apply to all Telstra presentations announced at the company’s strategic review.

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra CFO Investor Day Speaking Notes
Attached for release to the market are the speaking notes for the presentation by Mr John Stanhope, Telstra’s Chief Financial Officer, to Telstra’s Investor Day.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Investor Day — CFO Speech
Thanks Bruce
SLIDE 2 : AGENDA
First, let me say I will be talking about forward looking financial estimates, ie. 3 and 5 years out. This is unusual and so I alert you to our cautionary statement. I am doing this to help you understand the likely financial outcomes.
So what does all this mean in terms of financial outcomes? I will cover, why the new strategy is not optional, the impact that the new strategy, Market Based Management, Integrating Services, the One Factory etc will have on the P&L, Capital Expenditure, Cashflow, Balance Sheet Financial Ratios and Capital Management for the company.
I will explain what financial parameters we intend to operate within.
I will announce our intentions regarding the capital management programme and future dividend policy.

1

I will talk about shareholder value improvement and how management will be incented to achieve implementation of the strategy.
I will also cover the 05/06 earnings impact and any variation to our 5 September guidance.
Today, I will show what is financially possible with a reasonable regulatory outcome, ie, a fully integrated outcome.
This is all about saving Telstra from a death by a thousand cuts “the status quo” and transforming the company.
SLIDE 3 : REVENUE AND EXPENSE HISTORY
Let me begin with a little bit of history that clearly shows why we must embark on a new strategy and why it is not optional.
Revenue has been at low growth rates for 3 years and is declining. Within this, PSTN revenue decline is accelerating and mobile revenues are under pressure.

2

The product revenue trends reflect price declines and the impact on revenues from price control and competition [eg Mobiles yields have fallen by an average annual decline of 10% since 01/02. PSTN yields are also declining]. This will likely continue. This is not a sustainable position.
When we look at expenses the growth, goods purchased are growing resulting from the change in product mix, and labour costs are growing because of the high cost of maintaining and supporting complex legacy IT systems, complex products and services and all the things you have heard about from my colleagues, this cannot continue. This business simply cannot continue to have expenses growing faster than revenues.
The combination of the revenue and expenses trajectory has impacted the earnings as shown on the slide. Declining earnings growth is also not sustainable over the long term.
Clearly, action has to be and will be taken to change this trajectory.
SLIDE 5 : PROFIT AND LOSS OUTLOOK
So let’s look at the financial projections from the application of our new strategy.

3

Firstly, the P&L, beginning with revenues.
At the top level, ie, the Telstra group level we believe after a 3 year period, revenues can grow between 2% and 2.5% CAGR. Over a 5 year period this is also between 2% and 2.5% CAGR. This assumes a reasonable regulatory environment to operate within.
The key message on this slide, however, is the difference between the status quo and our new strategy. A differential CAGR of up to around 3.5% or around $12bn over 5 years.
SLIDE 6 : MAJOR PRODUCT OUTLOOK
I’ll touch on the major product areas. In this scenario we believe we can arrest the current Fixed revenue decline, through integrating services, subscription pricing and customer segmentation, from -7% to -10% in 05/06 to -6% to -8% over 3 years, and -5% to -7% over 5 years. Note status quo expectation is -11% to -13% over the 5 year period.

4

We believe we can grow Internet revenues between 28% and 30% over 3 years and 21% and 23% over 5 years.
We believe Mobile revenues will grow between 5% and 7% over 5 years.
In Broadband, it is very much about growing the customer base and selling value added services that you heard Justin mention earlier.
In the Mobile business it is about adding content and growing wireless data and as a result ARPUs can increase.
Again, the difference the new strategy will deliver is substantial.
SLIDE 7 : PSTN REVENUE OUTLOOK
We expect the mix of PSTN/total revenue to change from about 34% to 24% over 3 years and to about 20% over 5 years.
This is something you would expect as we move toward becoming a Broadband Integrated Services company.
SLIDE 8 : OPERATING EXPENSE OUTLOOK

5

Let’s talk now about expenses. We will have to spend more in the earlier years of the plan and I will illustrate the expected run rate.
As you can see, expenses are high in the next two years and then begin to fall as we implement the One Factory and simplify products and services. The slide shows a decline of 2.1% over the period 2006 to 2010. I have excluded the 05/06 year in this case deliberately to make the point that we will need to spend upfront which has a marked impact. This is to set the path for the future and establish a financial base to go forward.
SLIDE 9 : OPEX GROWTH
Over the next 3 year period, we expect expenses to grow in the range 2% to 3% and in the range 1% to 2% over 5 years. Again, this assumes a reasonable regulatory environment exists. The higher 3 year CAGR reflects the upfront costs I mentioned earlier.

6

Given that labour price will grow about 3% pa and CPI grows an estimated 2.9%, there is a real expense reduction of between 0% to -1% over 3 years, and -1% to -2% over 5 years.
Again, the main point this slide illustrates is the difference between the new strategy and the status quo. A difference of a 5 year compound annual growth rate of between 1.6% and 0.6% or a lower spend over 5 years of approximately $1.3bn even after the upfront spending required to set a new cost base.

7

SLIDE 10 : OPEX GROWTH BY TYPE
The main drivers for expense movements over the five years are:
Goods and Services purchased at 3% to 4% consistent with expected growth in volumes.
You can see from this slide that over the 5 year period we expect to keep labour and other costs reasonably flat while absorbing labour price increases and CPI increases.
SLIDE 11 : HEADCOUNT CHANGES
It is anticipated that across the three year period our full time equivalent employee level will reduce between 6,000 to 8,000. This includes individual contractors.
This will be driven by the network and IT changes outlined earlier to meet contestability in the changing market as we deliver more effective service to our customers. We will follow all our staff and union communication requirements as and when details become known. We may make a provision for redundancy and restructuring in the ‘06 fiscal

8

year again as and when we have the detail required to satisfy accounting requirements. The impact of this will become clear when I address our 05/06 earnings guidance.
SLIDE 12 : EARNINGS TRAJECTORY
The combination of these movements in revenue and expenses results in an earnings trajectory as shown on this slide.
Not surprisingly earnings (EBITDA and EBIT) in 05/06 are expected to decline and 06/07 levels are expected to remain similar to levels achieved in 04/05 and begin to grow again from 07/08.
Again the important point of this slide and the next is the differentiation between the status quo and our new strategy. The compound annual growth rate differentials over 5 years are, for EBITDA between 8% to 10% and for EBIT 15% to 17%. This is a difference of about $13bn for EBITDA and $11bn for EBIT.
SLIDE 13 : EBITDA AND EBIT OUTLOOK

9

Our expectations of EBITDA growth over 3 years is in the range of 2% to 3%, and over 5 years in the range of 3% to 4%. EBITDA margins go from 48% in 04/05 to around 47% to 48% over 3 years, and around 50% to 51% over 5 years.
Our expectations of EBIT growth over 3 years is in the range of -1% to 0%, and over 5 years in the range of 3% to 4%. EBIT margins go from 32% in 04/05 to around 28% to 29% in year 3 and to above 33% in year 5
EBIT decline over the 3 years is impacted by the growth in D&A driven by accelerated depreciation and some write offs.
SLIDE 14 : DEPRECIATION AND AMORTISATION
So let me deal with depreciation and amortisation now. We expect depreciation and amortisation to grow as we invest significantly over the next few years. The growth trajectory is in the range of 7% to 10 % over 3 years, and 4% to 6% over 5 years. The 05/06 and 06/07 years are impacted specifically by some write offs and acceleration of depreciation. I will explain this further when I talk about the 05/06 earnings guidance.

10

Of course assets will be added associated with the next generation network (NGN), network transformation.
SLIDE 15 : NPAT
Our best estimate of NPAT CAGR over the 3 year period is between -3% and -2% and over 5 years between +3% and +4%. The early years are impacted by the early spend on transformation.
Again to labour the point, it is the differential between status quo and the new strategy financial outcomes that is what we should all be focused on. Over 5 years, the CAGR differential for NPAT growth is between 21% to 24%. Very substantial indeed.
SLIDE 17 : CAPEX HISTORY
Now lets take a look at Capital Expenditure.

11

As you know, we have been spending capex over the last few years at the following rates:
—	Domestic capex averaging $3.1b

—	Offshore capex averaging $0.2b

—	Investing capex averaging $0.4b
Total Capex averaging $3.7b
This is about to change as you would expect as we embark on a major network and IT platform transformation.
SLIDE 18 : CUMULATIVE CAPEX FORECAST
It is estimated that we would require to spend an average of $4.5bn per annum or $23bn over 5 years to bring the network and IT platforms up to a high quality in a status quo environment.
The new strategy will require a total CAPEX expenditure up to $25 to $26bn.
Our total 5 year domestic CAPEX spend will be in the order of $21b, compared with the previous expectation of $18b over 5 years.

12

Again, this assumes a reasonable regulatory environment. We will not invest if it is not economical to do so and understandably shareholders would not want us to do so.
You might say, this does not seem like a lot of incremental CAPEX for what we have said will be delivered. It is important to understand and it is shown on this slide that the Gross Spend on initiatives is $14bn to $15bn and we expect to save up to $11 to $12bn by not spending on the many legacy systems we have today.
SLIDE 19 : CAPEX TO SALES RATIO
The capex to sales ratio over the 5 year period is shown in this slide. It peaks at 25% in year 2006/07 and reduces to 12% in 2009/10. We are able to operate, we believe, at around 12% levels in the future because of the benefit and reusability of the new platforms both network and IT.
SLIDE 20 : DRIVERS OF CAPEX INCREASE
Let me show you the drivers of CAPEX increases.
The drivers of the capex increase are:

13

— NGN (including wireless)	$3.0BN to $3.4BN

— IT Platforms	$0.7BN to $1.2BN

— Network Fixes	$0.8BN to $1.0BN

Sub Total	$4.5BN to $5.6BN

Savings	$2.5BN to $2.6BN

Net	$2.0BN to $3.0BN
These investments are essential for the achievement of the revenue, expense and earnings outcomes. There are savings offsets from platform rationalisation and from reduced network maintenance of between $2.5bn to $2.6bn.
SLIDE 22 : FREE CASHFLOW
Obviously, with what is happening with the P&L run rate and the CAPEX requirements cash flow will be impacted substantially in the 05/06 and 06/07 years when most of the CAPEX is required. Free cash flow begins to build again from 07/08.

14

This slide shows the possible movement each year in free cash flow (operating cash flow less investing cash flow, interest and tax but before dividends) as a result of the new strategic plan.
Operating Cash flows fall in 05/06 with reduced EBITDA before growing again in later years. High CAPEX levels in 05/06 to 07/08 impact the level of Free Cash flow.
SLIDE 23 : NET CASH FLOW — FULL INTEGRATION VS STATUS QUO
This slide shows the net cash flow difference between the Status Quo and the New Plan. This generates a cumulative additional $7.7BN cash flow over the 5 years to 09/10 versus the status quo or death by a thousand cuts scenario.
SLIDE 24 : NET DEBT MOVEMENTS
The cash flow will likely cause the movement in Net Debt levels for the company shown on this slide. These Net Debt levels assume no capital

15

return in 06/07 ie, the $1.5bn suggested in the June ’04 announcement is assumed not to be paid.
This of course will require a yearly borrowing program to match requirements.
SLIDE 26 : BALANCE SHEET RATIOS
The impact of the P&L movements and the capex requirements will have an effect on the Balance Sheet and therefore our financial ratios. It is important for me to emphasize again here that the return metrics can only be achieved in a reasonable regulatory environment. If it is not reasonable we will have to continue to invest to keep patching the network and system and revenues will decline.
The key ratios specified on the slide assuming a reasonable regulatory outcome are:
—	ROA which is expected to grow from 21% to 23% over the 5 years

—	ROE which is expected to grow from 31% to 35% over the 5 years

16

—	EBITDA Int cover which will drop during the period but emerges strong in year 5

—	Debt Service which will also drop during the period but emerges strong in year 5

—	CFROIC is expected to grow from 27% to 33%

—	Asset turns we expect will improve

—	ROI will improve from 28% to 29% over the 5 year period
The definitions of the ratios are shown on page 36 of the slide pack you have or that has been lodged with ASX.
SLIDE 28 : CAPITAL PARAMETERS
As you would expect the new strategic plan has implications for our financial parameters and capital management.
The new parameters Board and Management have set are:
It is our intention to pay 28 cents for the next 3 years and then review. Of course, this is subject to the Board’s half yearly declaration and review of the business and regulatory outcomes.

- Debt Servicing (Net Debt/EBITDA)	1.7 to 2.1 times

- Net Debt Gearing	55% to 75%

- Interest Cover	> 7 times

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We believe these parameters are consistent with an A (flat) S&P credit rating given our transformational strategy. Of course, credit ratings are a matter for the credit rating agencies.
The Board has decided to pay the remaining 6¢ special dividend in 05/06 with the interim dividend to complete the $1.5Bn capital return for the 05/06 year.
The Board has decided not to proceed with the $1.5Bn capital return in 06/07. It is considered more appropriate to invest this money to implement the new strategy which is about delivering long term shareholder value and to discontinue borrowing to fund special dividends / buybacks.
Given lower profit levels, not returning capital to shareholders will most likely allow us to continue to fully frank ordinary dividends over the 3 to 5 year period and we believe this is an important consideration for our many Australian retail investors.

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SLIDE 30 & 31 : MANAGEMENT INCENTIVES
We will have a very different management incentive plan. The proposed arrangements for the management incentive scheme comprise both a Short-term and Long Term components. These incorporate both financial elements and targets to achieve transformational objectives.
This slide and the following slide give examples of the metrics. For example, the reduction in the number of systems is a key transformational objective. That we achieve the CAGR’s I have shown you is a clear metric. Of course, there will be many micro metrics that aggregate to these major milestones that we must achieve to be compensated / remunerated.
SLIDE 33 : SHAREHOLDER VALUE
Finally, from a new strategy perspective, let me talk about shareholder value.
At the end of the day, all this work and all this investment is aimed at growing the business, growth that will come from satisfying our customers like never before.

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Satisfied customers delighting in the use of our products and services will drive growth in the business.
Growth in the business will grow shareholder value.
Our expectations is that this new strategy will move shareholder value from a status quo value significantly when we successfully implement the new strategy.
I hope you have noticed the asterisk on each slide. This is because we can only achieve the shareholder value improvement and improvements in financial performance if we have a regulatory environment that allows it.
There is a detailed session on regulatory issues next week that will provide further detail on possible regulatory impacts.
SLIDE 35: 05/06 EARNINGS GUIDANCE
Let me now turn to the 05/06 Guidance. You will recall that on 5 September, the CEO and I issued guidance that EBIT would decline in 05/06 in the range -7% to -10%.

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Our earnings guidance for 05/06 is now that EBIT will decline in the range -19% to -24% or if we provision for redundancy between 25% to 30%.
The main drivers for the variation to guidance are:
—	Program EBIT improvement (incremental rev less COGS) : $30m

—	Program Opex reduction in year :$50m

—	Additional D&A due to network write-off’s/accelerated depreciation of $549m consisting of:
o	$272m for NGN

o	$114m for Jersey (CDMA)

o	$50m for BSS/OSS

o	$100m for network rationalisation/rehabilitation

o	$13m for stale software projects

and $40m for the extra capex spend in 05/06.
—	Program Opex costs including redundancy : $291m

—	A possible R&R provision of $427m
Whether we establish a provision for redundancy will depend on satisfying accounting rules and staff and union communication requirements prior to 30 June 2006.

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Should we not get a favourable regulatory outcome and not proceed with NGN the guidance ranges will drop by 4% to 15% — 20% without the R&R provision and 21% to 26% with a provision.
CONCLUSION
We will answer questions on the financials and other questions about the strategy shortly.
Thank you for your attention. I will now hand back to our CEO, Sol Trujillo.

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15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra CEO Speech and request to end trading halt.
Attached for release to the market is a transcript of the speech made by Mr Sol Trujillo Telstra’s Chief Executive Officer, to Telstra’s Investor Day.
Telstra confirms that the Investor Day presentations to the analysts and the media have now concluded. Transcripts of the Investor Day presentations and the Q&A session will be lodged when available.
Telstra requests that the trading halt over its shares be lifted.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited
Strategy Briefing
Sol Trujillo’s CEO presentation
15 November 2005
SOL TRUJILLO: Good morning everyone. We are here live in Sydney Australia. Obviously we are going to be web casting this meeting today and we have people from Europe, The States and other locations viewing in to this discussion today about this terrific company called Telstra.
My name is Sol Trujillo, and I get the pleasure to lead off this meeting. Now, most of you know that I have been here since July 1 in case there’s any question. The people within Telstra might say here I have been here at least three years or so with the amount of work, the amount of hours, the amount of analysis and the amount of discussion and now some of the decisions that we are going to begin implementing.
I’d like to first of all say that there’s a few themes that I would like all of you to make sure that you understand as you listen to what we are going to talk about today. It’s very important as you think about it when you listen to all the presentations. The first point that I’d like to make sure that you are going to hear a lot about is the customer. In case you didn’t hear what I said, the customer. In case it’s not clear at the end of the meeting, it is going to be about the customer. We are going to focus on all of our customers, not just some, but all.
We are going to focus in many ways on how we change the game here in Australia. The game today is primarily around price-based competition which I think is a destructive way of competing ultimately for all the businesses if you are an investor, if you’re a shareholder or somebody that’s contemplating investing in most companies, we will talk about that because I believe in value-based competition. And that means Telstra as the market leader needs to lead and we will lead going forward.
You are going to hear a lot about differentiation in terms of Telstra. You are going to hear a lot about integration. When we talk about integration, I think about it in two dimensions; one is about integrating the company and the other is about integrating services for our customers. You are going to hear us talk about a unique customer experience during the day and all of my colleagues as they come up and present, they are going to help bring that to life as we talk more and more about our customers.
We are going to talk about market-based management, and obviously you will hear that as long as I am in the role that I’m in today, because it is a way of doing business and I believe in it and you are going to hear a lot in some detail in a clinical way about how you execute on a market-based management strategy.
You are going to hear us focus and talk about small businesses and medium sized enterprises, which has not necessarily been one of the big focal points within Telstra, and again, in case you missed it, we are going to talk about customers. We are going to give you examples about customers because we are proud to think and live and breathe and operate this business around what we think are important value propositions for our customers.
At the same time, we are going to talk about some new extensions to our business, some growing extensions to our business around this notion of information services, around the notion of search and around the notion of transactions. And it all plays out in part or in a large part through Sensis but it’s also going to be integrated with what we do within the core Telstra business.
We are going to talk again about Broadband. Let me just say very clearly, very loudly and very succinctly, Broadband is the key to the future of Telstra, whether it be on a fixed platform, whether it be on wireless. And we are going to spend time talking about that today obviously in particular Justin Milne talking about our strategies relative to Broadband.
But at the end, when you start thinking about this business, you also have to talk about the shareholder. The shareholder is important to us. It’s important to me personally in terms of the journey that they have been on associated with Telstra and we will talk about that because our job is to create value ultimately and hopefully the strategy that we describe to you today will be clear in terms of how we intend to create value for our shareholders.
So, let me now take a step back and talk about the process that has been underway here at Telstra. A lot of people have been asking the questions, so what do you think? What are you going to do? Etc. etc.. And obviously we haven’t said much because basically I’m a facts and data kind of person. I like to get the analysis done. I like to make sure that I understand where the business is, where the competitors are, what the market needs are and also where the processes and other key elements within our business stand as we think about operating this business on into the future. Because Telstra is a great iconic brand and it is also a very important company within the context of Australia. There is no company anywhere in this country that touches more people.
This company also touches as many shareholders as any other company in Australia. This company underpins all the companies that we compete with. So it is important what we say today and it is important that Telstra be healthy, vibrant and growing in terms of the context of how we think about Telstra on behalf of our shareholders today.
The journey has been about analysis. It has been about facts and it has been about data so let me just tell you some of the things that we have been looking at. Clearly we’ve been looking at our networks and we are going to talk about them. We have looking at our systems and our processes associated with them. We have been talking about and looking at our training of our people. Looking at the products, the product mix, the product development processes that we have; looking at how we have gone about allocating resources within the business because that is as important as I think about any company making the right bets, betting on the right technologies, the right people, the right products, the right services and all of those related issues. It’s about dealing with competitors. How well do we know our competition? Are we responding to our competition or are we leading the competition?
Thinking about regulation. Now clearly that’s has been in the news. There has been a lot of conversation about that and it has had a lot of conversation simply because it’s important. You will hear us touch on that today but that’s not the primary focus of this meeting today. It really is about the business in terms of how we think about running this business going forward. It is about suppliers. Which suppliers that bring the greatest capability to help us do and execute on the vision that we have for this business. It is about technology and again it’s all about customer needs ultimately in terms of how we drive this business.
So part of the process has been about listening, listening to our customers, listening to our suppliers, listening to our employees, listening, yes, in some cases to our regulators, listening to basically anybody that has a touch point associated with this business.
Now, associated with that, one of the things that I needed to do, because obviously coming in as the new person I couldn’t do this personally all myself, so I wanted to bring in some people that could help me in a transitional way to look at the business. People that were world class in terms of their skill sets, in terms of their experience, partnered up with the people that existed here in the business as we thought about July, August, September, all the way up to today. We have also brought in a consultant, a consulting company, Bain & Company, that have experience not only with me in The States and in Europe, but also with many other world class companies in terms of transformation, in terms of managing problematically change within a business in a very disciplined kind of process. Ultimately, the key for us has been to drive to making real decisions as we think about our business going forward.
So, let’s take a little bit of a journey here real quickly — let’s look in the rear-view mirror if you will. As I think about the business, we are going to look at costs. We are going to look at revenues. We are going to look at processes and obviously certain pressures that are upon the business. Starting first with the cost story and cost scenario, I think you’ve seen with the recent announcements, whether it be at first half last year announcement, the earnings results announcements that we made on August 11 for last year’s full year, you can see that costs have been growing fairly dramatically in this business.
It’s important to note that they are growing in the wrong direction. On August 11, we shared with you that our retail expenses were growing at 10 per cent. Our wholesale expenses were growing at 12 per cent. When you think about OPEX. Now, that’s not a pretty picture to inherit when you walk into a business, but there’s a reason why that some of that has been happening. Obviously our network in IT, infrastructure, and to some extent architecture has been affected by an original design that started decades ago that was built for a purpose that was different that the kinds of services and capabilities that are being offered today, and as a result, we have had a lot of things added on to our networks and our IT infrastructure that has added a lot of complexity and with complexity comes cost.
So when you think about new services, new capabilities, you always have to think about how you can execute and implement, and with that comes more cost. Now, I will also talk about volumes and Greg will talk about volumes in a little bit. Volumes have been increasing dramatically. As you think about this business today and you look at the infrastructure that we have today, we have too much of everything. We have multiple networks, multiple fixed line networks, multiple wireless networks. We have over 1200 systems embedded in our business today. We have over 150 call centres. We have or did have over 20 ad agencies. We have 1,000 products that we offer.
We have 41 buildings in Melbourne and Sydney alone. Now, when I look and think about cost structure, those are key drivers of cost structure in terms of can you afford it all? Should you have it all? And if not, then what do you do about it? Well, let me just show you a quick illustration here of this network that we have today. Greg is going to go through it in some detail here. Greg is not going to like this network picture that I have because he has a nicer picture, but I call this — I won’t tell you what I call this chart — but can you see that there’s a whole lot of core networks starting with the circuit switch network that have been added on. Everything gets bolted on over the last few decades in the terms of the way this business has evolved. Let me be clear, this is not unique to Telstra. This is associated with every PTT or telephone company around the world. So this is a challenge for every company. The question is have other companies started transitioning sooner and in bigger fashion than what we have done here at Telstra? So we will talk about that and Greg will talk about that in some detail but you can see lots of complexity in terms of the business.
The next chart that I have here is one that just fundamentally factually illustrates what is happening in terms of volumes in this business. The volumes are growing exponentially and there’s a simple reason why. Those of you that have been covering the industry for let’s say the last decade, you remember the big fibre craze and you remember the big Broadbrand conversation about inter-office fibre and inter-office facilities and companies like Global Crossing and Quest and a lot of other international companies that were building out these big fibre backbone networks.
Well, it was all about bandwidth that was going to be happening. Guess what? It is now happening, it is now happening big time in Australia simply because now customers, local customers, consumer customers in addition to the business customers now are starting to use Broadband in a big time way which is creating huge amounts of traffic and the way that the networks have been architected historically, they were not designed to accommodate this kind of volume. So it’s got to be addressed. It’s got to be dealt with because with volume, volume is in some ways good but if architected wrong, volume simply means cost.
But that’s enough on costs. I think you get the picture. We’ve got a story here that costs are growing significantly driven by key reasons within the business as to why, but now let’s talk about revenues. As we look at the revenue picture, clearly you can see that over the last couple of years, prior to the last reported year in ‘03/’04, you can see that we barely had any revenue growth. Now, in the last annual fiscal year, we showed growth but part of that was tied to some anomalies around handset subsidies, non-handset subsidies and the way that the market was growing relative to reporting of revenues.
But you could see the first half of last year we grew at slightly under 5 per cent and the second half you saw the deceleration beginning where we were growing at about 2.7 per cent, and obviously this year we are looking to grow probably in the range of 1 to 2 per cent. Rapid deceleration in terms of the business. Obviously we have talked about one variable in particular that’s been very important, and again, this is a global phenomenon. It’s about the decline in PSTN revenues in terms of how people are using the classic traditional telco and now siphoning a lot of that volume off on to other companies or in some cases switching it off on to wireless networks and in some cases taking it off into Voice Over IP and other ways to complete calls.
We are also seeing a slowdown in the wireless revenue growth. Now, I think all of you have probably covered the fact that some of our competitors have recently announced what I’m just going from headlines I’ve read, disappointing results in terms of wireless growth. The reason why is because there’s a fundamental shift happening and a collapse happening in some of the pricing architecture within the wireless sector. Now, has that happened elsewhere? Has that happened in other parts of the world? The answer is yes. Now, again I’ve seen some of this movie before having lived in the US and operated in the US, having lived in Europe and operated in Europe, it is happening elsewhere because some of the classic pricing architectures and structures haven’t made sense, and at the same time, you have disruptive players within a market that think that the only way that they can take share is by true discounted pricing bundles, packages, whatever you might want to call them.
At the same time, we have a phenomenon here that affects us probably more so than any other country in the world and that’s around regulation. Where we think about the ability to grow our pricing, deal with pricing, do some of the things that we do is somewhat hampered by the processes that we have here, and on top of that then, we have a process within Telstra that is very, very slow right now relative to new product revenue development. We don’t have great processes today to start finding substitutions in terms of revenue streams to offset some of the declines that are coming in terms of the business.
Clearly, differentiation is key in my mind and I’ve seen it in the UK. I’ve seen it in other countries where you have to move on find ways to differentiate as you compete in the marketplace. We have a scenario here where our growth platforms are not yet offsetting the PSTN revenue losses or at least fast enough. At the same time, back to this cost revenue kind of mix, the revenue sources that we now have versus the PSTN sources, the margin nature of them is much different and it’s less rich as we think about the business going forward.

Now, let me just show you this chart real quickly relative to the increasing decline of the PSTN business. Again, pretty self-explanatory. We have some forecasts here in terms of where we think things will go relative to PSTN, and again this story is not unique necessarily to Australia because of the fact that there are many competitors, there are many price plans, there are many substitution opportunities that exist in the marketplace.
The next chart basically goes on to show you that fact. It is a fact that many countries and their telephone companies have in essence experienced the same thing. They might have started sooner but the story is pretty compelling here and pretty consistent which is once you start in that decline when it starts accelerating, it stays that way. The only question is can you slow it? But you can eliminate it and that’s the essentially one of those facts of life. Somebody asked be back on 11 August a question about Australia and some of the margins and some of the price levels and some of the things that have been unique to Australia in the past. They asked me did I think that this would continue. My answer was at that point of time, “The laws of gravity work in Australia just like everywhere else. We are seeing them come to bear here in terms of our business.”
Now, I do want to emphasise this point about minimal new product revenues because that’s our job. That’s what Telstra management has to do. We have to innovate, we have to bring to market new revenue sources so that we can offset some of the declines that we are experiencing. But this chart indicates that we have to fix our processes or maybe in some cases just build new processes so that we can in fact accelerate revenue growth. You are going to hear us today talk about some of that acceleration in terms of creating new products, new services, really tied to the applications and services layer of the business because as we evolved, it’s really going to be fun for this next generation of competition under this new structure that we will discuss today.
All of this when you talk about revenues and earnings — I mean revenues and expenses; it always leads to earnings. Now, I put this chart together because I wanted everybody to understand that we have a lot of sympathy for our shareholders. I say that very straightforward. When I look at T2 and I look at the timeframe in which T2 happened and you see that the EBIT growth at that point of time was 16 per cent and you look then at first half 2005 and EBIT growth being at slightly under 6 per cent, the second half of ‘05 being slightly negative and the guidance that we gave on 5 September being in the negative 7 to 10 per cent range, you can see that this has not been a fun ride if you’re a shareholder of Telstra.
But those are the facts. The question is can we change those facts going forward so that the experience is different? So it has been an uncomfortable ride for our shareholders. T2 as I described, obviously dramatically below that level. The current price is 20 per cent below the price when I first got here. Lowered earnings guidance in September in ‘05 and obviously I said it at the time, say it again, I’ve never had to do that in my life before and I’ve got a long life in this industry. It was not a pleasant experience for me to have to stand up and do. Now obviously there are many factors and clearly regulation and legislation are factors in that process.

But the most important thing at this stage is we have a lot of uncertainty relative to the new legislation and relative to some key pending regulatory decisions. At this time, obviously as we do the assessment, the growth prospects, if you think about a pipeline, are somewhat limited.
So, as we think about the business model and the challenge associated with it, obviously my conclusion at this stage is that the current model will not get us where we want to go. So we have to build a new model. That’s kind of the key punchline here. So as we think about it, where do we go from here? I want to make sure that as we talk about where do we go, you are going to hear a lot from my team here today, but it’s pretty simple. We need to grow new revenue. We need to create new revenue streams and we are going to be passionate about that.
The good news is I’ve had experience doing that in The States; I’ve had experience doing that in Europe and in other countries and it is do-able when you really understand customer needs. Clearly, we are going to have to cut costs. The cost structure of this business is too high. Period. End of story. And we are going to be doing some things and taking some steps here and we’ve already started in terms of reducing some of the costs in our cost structure. But also, we need to change the game.
We, Telstra, have to act like market leaders in the marketplace. Whether it be in terms of pricing strategies, whether it be in services and service delivery, we have to lead and we are going to lead in terms of how we execute on the strategy. Fundamentally then, it requires a new economic model. I will talk about that a little bit later because the good news is as we evolve on the strategy that we have in mind here, the economics of the business will change again assuming that we execute, and assuming that we can deliver, and there’s no roadblocks in the way to delivering.
So as I think about the company and people say to me, you know, how would you describe the company going forward? Here is the way I describe the experience that I would like our customers to have. And that is, to give our customers a powerful and seamless user experience across all devices and all platforms in a one click, one touch, one button, one screen way, whether that customer is an individual consumer, whether they are a small business a large business or a government agency.
The reason why I say it that way is because this is not about bundles. This is not about triple play, it’s about a customer experience. There’s one lesson in consumer behaviour over the years, thousands of years: The simpler you make it, the more people buy or the more people use. Right now, our whole industry, when you try to figure out how to use a triple play, how to use the devices that you have today — not all that simple. You can look at your cell phones, you can pick any one of them, but there’s hundreds of applications and capabilities in a device, but how many do you use when you use that device?
Now, I can tell you on this device I have got it one button simple for certain of the things that I do every day, like my calendar, like my e-mail, like my SMS, like my —

pardon the expression — USA Today Sports from the US. I still am a sports fan of teams there in addition to the ones that I’m becoming a fan of here. But all of that is one touch. Guess what? I use it. I think about other things I’d like us to be doing that were one touch so that when I am driving home at night or driving to work in the morning, I can do one touch and start listening to my emails because I make use of time. As a consumer I’m willing to pay for it. And not only that, I’m willing to pay a premium because it really adds value in terms of my life and my lifestyle.
So this notion of one touch, one screen, one click, one, one, one, is going to become pervasive. Do we have that today in Telstra? The answer is no. But will we have it in the next six to 12 months on various things as we roll out, the answer is going to be yes. And that will be the ultimate test because it is about the customer and it is about the customer experience, and I can assure you that we will begin differentiating ourselves versus those that we compete with.
So let me move on now and talk about some of the transformational decisions that are going to be reflected in what you are going to hear the rest of the day. The first one that I’d like to talk about and you’ve heard me talk about literally from the day that it was announced that I was coming here, and that is about this notion of market-based management. I like organising a company around customers and their need sets. And the way you do that is you find out what their needs are. You do the research, you do disciplined research, a lot of research, to make sure you understand customers’ needs. When you have all that needs research, you can then package or group customers into segments, and I’m not talking about large business, small business and consumer, I’m talking about much more than that. So that we can in fact be very laser-like in terms of how we compete in the marketplace for customers’ business.
So you start with the research, the needs based research, you go in and you group into segments and then from the segments then you can start developing value propositions. Value propositions segment by segment by segment by segment. But that’s not enough. Because the key then, and again the big differentiation, is what do you do at that point? How do you operationalise this notion of these value propositions? And the way I think about it and the way I’ve done it in the past is you execute it in terms of the product sets and applications and services by segment. You operationalise it by the channels that you use to interface with those customers. Your operationalise it by the service experience that the customer wants.
Some customers simply want to do everything through web interfaces. That’s the way they like it. We will give them that experience and at the same time there’s customers like me that say “I don’t have time, you come here, you do it, you do it at the time that I want you to do it, and I’ll pay a premium and just get it done for me.” Well, that’s all part of the process of segmentation and operationalising on this strategy. It’s about training of people, the employees that we have in the business, and what they know how to execute for that customer in that segment for that value proposition that we have developed as we get into that.
Now, Bill Stewart, I get excited about it, but Bill Stewart is going to talk about really how you implement it here in a little bit for you. But it is very important and that’s kind of the first key pillar of how I think about transforming this company.
The second key pillar is associated with what I have called the one-factory model. Clearly, many of you have reported or covered Telstra over the years and the comments been, “A company full of silos” and the answer is, yes, many silos which led to a lot of redundancies, duplications and most importantly, lack of integration in front of the customer. Because at the end of the day, for any of you that are customers of Telstra, you don’t care about the department, you don’t care about the subsidiary, you don’t care about any of that. What you care about is getting what you want delivered to you the way that you want it. That’s the punchline.
And so what we are doing and going to do is essentially enable that to happen first by creating what I call the one-factory model. That is, that we are going to create one factory that’s going to be lean, that’s going to be mean, it’s going to be customisable so that we can deliver the services that Bill and others are going to identify through the segmentation kind of process.
Greg will talk about that a little bit later because that involves a whole lot of restructure in terms of our business. Beyond that then, as we think about our business, I want to make sure that everybody understands more than just this notion of one factory and breaking down the silos is that we are an integrated company. What does that mean? That means when a customer deals with Telstra, they can deal with all of Telstra. When a customer uses Telstra’s services, whether they come from Sensis or BigPond or Telstra core, they are all going to interoperate and they are all going to interoperate seamlessly. Again when you hear from Bruce, when you hear from Justin and David and David, you are going to hear some more about that.
Now, beyond that then, comes this notion of integration of services. That is where the magic is going to be in terms of the customer experience. That’s where my experience has been in terms of reducing churn, improving margins and also growing revenues in terms of the customer relationship when you think about the lifetime value of customers. All of that becomes important when you create that integrated experience because customers don’t like plugging lots of things together or having to go through multiple steps to make things work. They don’t. No, I’m probably misleading you. There is a small segment of the market that does. But most consumers don’t like that.
So integrated services becomes a key part of what we talk about. You will see some examples and outside you will see some examples in terms of what we are talking about. But this is just the beginning. Now, beyond that then, it’s important for me to emphasise one more time that we are going to be absolutely Broadband focussed because I believe Broadband is where mobiles were ten years ago. When you think about penetration levels, when you think about usage characteristics, when you think about a lot of the elements of Broadband today, today it is about getting access. Today it is about getting speed but the question is for what? For your email, for some browsing, for what? Under a segmented, micro-segmented business, it’s going to be for all the applications and services that we are going to be delivering that you are going to again hear more about from David and Bill and David in terms of their presentation in addition to Justin who I often refer to as “Mr Broadband” here in the company.
Now, beyond Broadband then, we need to make sure that we are understanding that all of this is going to get enabled ultimately by next generation networks and IT infrastructure. This is what I call the plumbing. I joke with Greg. Sometimes I call him the “chief plumber” of the business because this is a fundamental restructure that’s needed within this company as we go forward in the business and you will see significant opportunities associated with capabilities that will deliver in addition to costs that we can take out of the business, and Greg again I think will illustrate that in a fairly significant way.
Beyond that then, it’s important to note that we are going to be focussed on a new customer experience. When I talk about the customer experience, it’s at literally every touch point. So it’s about when you call us, it’s about the product usage, it’s about your bill, it’s about when you have a problem, it’s about how we update features and services for you to be able to use, it’s about everything in that process. And what Bill and David Moffatt and David Thodey have been doing in particular has been mapping that through some key research that we are doing so that we are very clear segment by segment in terms of how we are going to differentiate the customer experience. Because again, those of you who make purchases every day — and you think about the relationship with companies that you continue to use versus those that you only do business with either when you have to or once — it is about that experience that you get. I will tell you that in this marketplace, we all can stand to improve a whole lot, but again, my objective is that Telstra will lead.
Now, a key thought for everybody here because this is centred on those of you who think about either being a purchaser or an owner of Telstra shares or those of you who recommend or don’t recommend ownership of Telstra shares, it’s very important to understand a new economic model that comes out of this process and set of changes that we are talking about. I have the long experience of being in the industry for over 30 years and I’ve been through a similar transition back in the mid ‘80s and I will describe it to you.
Back in the mid ‘80s in the US, we had a big company called AT&T and we had — it was often described as Bell System. Well, at that point in time, in the mid ‘80s, it was broken up and it was broken into up AT&T and the seven Baby Bells. Those that were associated with the Baby Bell companies, they were given kind of the local dial tone business. And AT&T basically got everything else. Well, if you were in that local dial tone business in 1984/1985, the challenge for you was where are you going to get your growth? Basically, in the US, everybody had a dial tone line. Everybody had dial tone. So what are you going to do for growth? That was the challenge.
Well, I would say today, when you look at what is happening with PSTN and the decline that’s happening there, and the lack of innovation here, the question is what are we going to do now today? Well, let me step back to the mid ‘80s. Back then, we said what we are going to grow. We innovated around things like today that seem passe, additional lines, because back then people assumed all you needed was one line into your home and a maybe a couple of lines into your business back then. Well, guess what? Now people have all kinds of services that go beyond that. On top of that, we started introducing simple services, customer calling features, caller ID, voice messaging, all kinds of other things that were delivered through a server that were essentially software generated and had nice high margins associated with those services.
We started improving the growth, we started improving the margins in terms of the business. We are at a nexus point, an inflexion point, like that today because we have got to change. When we think about next generation networks and we think about the IP platforms that are associated with it, we are going to be able to now start introducing new products, new services, new applications, new capabilities that we are going to be able to target by microsegment, to start creating feature rich experiences for customers. And those again are going to be software defined and therefore the kind of margin characteristics of the new feature sets that we will be introducing will be much different than what we have been living with which is a very physical environment where you have to build things, you have to have people in trucks do things and you have to have lots of people in the processes being able to execute and deliver on that.
That is a fundamental change in terms of the margin model of the business going forward. And again, we are not going to talk so much about the specifics of that because to me that’s highly competitive information and I’m not going to spend time educating our competitors, but I can assure you that we are going to be investing in this business to develop those capabilities.
Now, beyond that, then, I’ve talked about this twice and I’m going to talk about it now for the third time. This notion of value based pricing versus just price-based competition. You have seen the price spiral; you’ve seen the earnings spiral that’s now affecting every company here in Australia. I don’t want to be part of that going forward because we can in fact add value going forward in terms of the business. It doesn’t mean that we are not going to be price competitive, it just means that we are going to take the game to another level as we compete going forward.
As we think then beyond that in terms of the value-based pricing, we are going to change the nature of how we manage the business as well because complexity comes with numbers. Cost comes with complexity. One of the things that we have had associated with this business is it’s almost like a government agency where we have lots of procurements with lots of companies in lots of spaces of our business. We are going to have to narrow some of that to take costs out of our business to simplify end-to-end responsibility and to be able to improve the customer experience that we have and Greg will talk about that but that is really key as we think about taking costs out of our business going forward.
In addition, I just want to remind everybody that we are in a great space today. When you think about opportunities, when you think about growth, when you think about all the things that we can do and should be able to do, is we are in a space classically where we are a communications provider. Now, clearly all of us continue to communicate. What is changing is how we do it — not whether we communicate — because we actually communicate more today than at any other point in life. So we are in a good space. The question is when you do it, do you add value and can you do it at the lowest cost possible?
At the same time, we are all seeking more and more information. We have this unique company here in the world that’s now probably the hottest stock, at least after the last couple of years, and that’s this company called Google. They have made “search” essentially a common word in all of our vocabulary and search doesn’t mean that I physically go out and look any more, it means that I go on-line and I look for whatever it is that I look for. You are going to hear a story today told by Bruce Akhurst that says Google Schmoogle. We are outgrowing Google in Australia. We are doing more, we are growing faster and we have more capability because we are more relevant in terms of how we think about growing our business here in Australia.
Finally, as we think about entertainment, clearly all of us whether you are a sports fan, a movie fan, any kind of fan, a gaming fan, you like playing games, you like competing with somebody, whether they be in China, Europe or The States, you have all kinds of new opportunities when you are networked and you have the bandwidth and you have one touch, easy to use kind of services to essentially use more, and use more means more revenue. And use more means more loyalty and use more essentially means reduce churn in terms of our business and the characteristics of our business.
Finally, transactions. That’s the burgeoning new opportunity, and given our capabilities that we have within our Sensis business and that we have within our core infrastructure as we evolve it here, we are going to be a player in terms of facilitating transactions for our customers because we are relevant.
Now, beyond that then, I do want to be clear about our priorities in terms of focus. Australia is our priority. I often get asked the question, what about other opportunities and what about other places and other locations and I heard about you know, a Yellow Page company available in Europe and etc. etc? And the answer is, Australia is our priority. It’s our first, it’s our second, it’s our third priority and that’s where we are focussed right now in terms of the business. So we are going to be growing this business, creating the vast majority of our value through the assets and capabilities that we have here in Australia.
At the same time, I do want to make it clear that we will be opportunistic as we develop new capabilities and new competencies. If we can expand them into growth markets we will explore those opportunities but it’s not so much about going out and buying companies and doing transactions that are mega-transactions, it’s about finding ways to enhance value, importing the value capabilities into other locations.
I think the one thing that is commonly known but probably should be stated and I’ll say this just once, clearly Telstra is committed to all of Australia. We don’t serve parts. We are not limited and we think that there’s opportunity wherever we are at, and so when we talk about our wireless networks, when we talk about many of the things that we are doing clearly we have in mind all of Australia and we clearly will have in mind all of the segments that we will have identified and prioritised.
I like using a word within the business that is a test for everybody on the front end of the business. When I say the front end of the business, if you are in marketing and sales. And that is, when you come in for an approval on an initiative, whatever it might be, the first question I’m going to ask beyond the economics, is, “What is the differentiation? What is the value add? What cannot be done by our competitors? How is this different than our competitors?” Because differentiation is where you create unique value. You can look at any world-class industry leading company and clearly they are the differentiators in terms of how they compete within the marketplace and they are the ones that create the most value for the consumer.
You can look at the credit card industry and look at American Express. They truly have differentiated. I mean, they are world class in terms of what they do. Their segmentation, the value proposition that they bring and it has become one of the premier brands in the world. If you look at Toyota and you think about the intensity at which they go about segmenting the marketplace and focussed with intensity on the experience that they bring to their customers, it is about differentiation versus all the other competitors and that’s why they are growing faster than any other company in the world. I like being a student of other companies, great companies, and that’s part of their key and it’s going to be what we are going to drive here within the business at Telstra.
Now, some of you, as you look at us, in particular as you look at John and I, John as the CFO and me as the CEO of the business, you are going to say ‘what is the key driver metric as you think about the things that you are going to do and how do you think about approvals?’ Well, the key metric for me is about ultimately returns on invested capital from a financial standpoint. That will be the driver. So when we think about new products, new services, new networks, any systems, new anything, the screen that people are going to have to pass is associated with the adequate returns, the competitive returns that we want to earn on behalf of our shareholders because we do take our duty to the shareholders very seriously.
Now, I did talk about this relative to the focus on Australia but I do want to emphasise the fact that we are going to be opportunistic in terms of our business because we do develop differentiated capabilities. And so we will expand again in those areas where we can in fact leverage our core competencies and we will talk about that some more as life goes on here at Telstra and as you see us execute in some key areas of the business. Probably the leading example I can give you today is primarily in the Sensis area where we in fact do have market leadership, global market leadership in terms of the performance there.
Now, you are going to hear this often during the day about one click, one touch, one button, one screen, one page etc. etc., because that’s going to become part of our culture. Those things that we do have to be simple, they have to be easy to use and they have to enable what I call the customer to be in control. So keep on looking for those and over time you are going to be able to challenge us in terms of how well we have been around executing that.
Now, one other point that I just need to emphasise, I said it at the beginning but I will say it again because this is a driving characteristic of how I like to run companies and that is about being the low cost player. Sometimes you can’t control regulation, sometimes you can’t control technology, sometimes you can’t control markets. But the one thing that you can generally control within a business is your cost structure. I like having the flexibility of having the lowest cost structure in the competitor set that we deal with so that we have the flexibility. If there is a need to have a price battle, we can afford a price battle. Whether you need to be able to invest in new technologies, new services, new capabilities, you have the economic flexibility to be able to do that. That will be a driving mantra within this company going forward over the next few years as we look at taking the right cost position for this business.
Now, hopefully that gives you a complete view of the set of priorities and directions that you are going to hear from each of the people. I want to make one other comment. As we think about successes in our past, obviously one of the focus points that we have had is about geographic focus and that’s been led by Telstra Country Wide. Today you are not going to hear from Doug Campbell talk about Telstra Country Wide because they have done a terrific job. They do differentiate and when you go out into the regions and you go out into the bush, there’s no competitor that’s even close to Telstra. So that’s not necessarily been a focus for us because that is already running very well.
What we want to do is enable some of the capabilities there more. So, let me talk about one of the areas where we are going to invest more and grow more, and that is Sensis. I have referred to it at least a couple of times already, but let me just say this, and I can say this because I had nothing to do with it: Sensis is one of the best performing directory businesses in the world. I’ve had a chance to look at them, I’ve had a chance to use them, I’ve had a chance to compete with some of them, and obviously Sensis is very well run today. But I want to emphasise a couple of points because I am a believer that in the Yellow Pages business, you can let the core Yellow Pages become a PSTN if you’re not careful. And that is, associated with continuing focus on innovation, continuing focus on customer service and continuing the focus on growth.
Within Sensis we will stay focussed in terms of that Yellow Pages, core Yellow Pages and White Pages business but I do have to say that Sensis is going to become even more. We are going to continue to build on our market-leading search and transaction business and we are going to transform it into the pre-eminent, interactive applications and services business here in Australia. You are going to hear a lot more from Bruce so I don’t want to steal his thunder but it is a key priority for us as we think about our business and creating value going forward.
The other point I just want to emphasise is the fact that it will be integrated and you are going to see those experiences as you already do today in some of our mobile services and our ease of use so that we can drive more use and continue to dominate in that space.
Some of the other businesses within our portfolio I will comment on. Clearly Foxtel is an important asset. I want to be clear on that. Foxtel is an important asset. When you heard me talk about information and communications, when you get into this entertainment category, the investment we have there is important. Now, has it performed as well as everybody would have liked over the past few years, for all of the partners? I would say probably not. But I believe given the short time that I’ve been here that we can help accelerate some of the growth and I will tell you that all the partners are clearly committed to being able to do that. We are going to do that in the context of leveraging off of some of the investments that we can make within our core business here at Telstra and also some of the marketing capabilities and some of the IT capabilities that we can help drive this business to grow even faster and more profitably.
In the case of CSL, CSL is a very interesting business. Now, some of you may question the wisdom of the transaction initially and you may have been right in doing so, but at this point in time, CSL is an important asset in our portfolio because we have an asset here that we can, in fact, enhance the value. So this morning, we have announced that we have signed a memorandum of understanding concerning a proposed merger of our Hong Kong business CSL with New World PCS Limited. The main elements of the memorandum of understanding are an exclusive negotiation period through the 2nd of December of this year to enable final agreements to be reached, and a merger is on a debt-free basis and envisages Telstra holding 76.4 per cent of the merged business and New World Mobile Holdings owning the remaining 23.6 per cent. Telstra will also receive in Hong Kong dollars $244 million in cash.
Now, to me this is an important step because it is part of a consolidation. It keeps CSL in the market leadership role and the reason why this was intriguing to us was that they use a common network platform as our CSL business as well. So the value creation is going to be about some of the cost takeout that we can do in the business, while keeping the customers, while growing our revenue streams even faster within the combined business. At the same time then, it becomes I think a very highly leverageable asset as WTO requirements start being affected relative to China and as we think about other Asian opportunities because I can tell you that CSL is one of the best run mobile companies that I’ve had a chance to look at; highly competitive, great in terms of value creation and they know how to segment in terms of competing within the marketplace.
Relative to Clear, there has been speculation relative to whether we are going to build a wireless 3G network in New Zealand. The decision that I have made is no, we are not. The simple reason is that the returns on invested capital are not good enough in terms of what we do there. So I want to just emphasise the fact that we are going to live by the criteria that we say we are going to live by. At the same time I want to be clear that New Zealand is an important location for us to compete in for our business customers. We are continuing to look for some breakout opportunities so that we can focus on how we best serve our customers in that fashion, and I won’t get into some of those specific tactics because we don’t want to disclose certain things in a competitive context. But let me assure you that we are concerned and continue to be focussed on how we serve our business customers in New Zealand in an aggressive fashion.
Beyond that, we have another element of our portfolio, Reach, which primarily has been focussed on serving its ownership. Obviously a huge amount of traffic that is carried on that network is Telstra traffic. As Justin and David and David and Doug continue to drive more traffic on our networks that has to go other places, in particular Broadband, you can see that the need is there but the need is there for us also to manage it and manage the network and the operations as effectively and efficiently as we can. We are doing that in partnership with our co-investor there.
So, let me move on from that into talking about what I would call stakes in the ground. These are things that I want to make sure that everybody understands how we are setting targets for ourselves in the business. The first category is around revenue. You saw the revenue story where the trend lines have gone negative essentially within the core business in terms of our current run rate. You have seen what has happened in the other PTTs relative to their run rates around revenues. What we are going to do and what we have done is build our plans around our ability to grow on a CAGR basis 2, 2 and a half per cent per annum top line growth. Associated with that we are going to, within the three year period of time, by the end of ‘08, get to a point where 20 to 30 per cent of our revenues come from new revenue sources.
In terms of costs, we are going to take out a large amount of cost but many of you in prior meetings have said, you know, “Telstra, you announced that you are taking out X hundred million dollars here and you are taking out X hundred million dollars there, but then, Sol, you just showed a chart that said costs have continued to go up, how do I reconcile you, how do I track you? How do I know whether you are actually taking costs out?” I guess the best way is to compare our cost structure as of 1 January when we begin implementing a lot of what we are going to be implementing. We compare it to the end of the period in ‘010, and basically I can assure you that our cost structure is going to be absolutely flat. The run rate in terms of our cost structure will be the same in ‘010 as it is essentially the run rate at the beginning of this coming year meaning the calendar year.
The reason why that’s significant is because we are going to include in that the wage increases, the redundancy costs, the whole network transformation costs that are going to be involved which are relatively significant, the IT transformation costs, the employee retraining costs, a whole series of costs that we are going to eat within the context of what I just said of keeping our cost structure essentially flat over this coming five year period of time.
Now, we will have a bubble here in the first 12, 18 months or so as we invest, but I can tell you that the cost structure is going to remain flat over that period of time. If we can reduce it even further, we will. Now, in terms of EBITDA, we will have a CAGR of about 3 to 5 per cent per annum through FY10. EBITDA margins we will have in the low 50s range, 50 to 52 per cent. So we will be improving our margins by the nature of what I call this new economic model and the revenue sources that we have and how we are going to market those revenue sources.
In terms of workforce, we are going to be reducing the full-time equivalent headcount between 6,000 and 8,000 over the next three years and between 10,000 and 12,000 over a five year period of time. Let me be clear, when I say full-time equivalents. Within Telstra today, we have full-time employees, we have part-time employees and then what we have are what we call as contract employees. Clearly, we have a lot of contract employees that help us get things done in our business today. So when I talk about 6,000 to 8,000 in the three year period of time or when I talk about 10,000 to 12,000 in the five year period of time, it’s about the mix. We don’t have the details of the mix yet. Until we get more detailed plans worked out I can assure you that that’s the kind of impact that we will have to drive that are reflected in the financials that John will share with you a little bit later.
In terms of CAPEX, obviously we are going to be investing in terms of additional capital in order to transform the business, the networks, the IT and some of the other capabilities within our business. The punchline here is that after we finish the investing in 2010, we are going to be looking at probably a 12 per cent CAPEX to revenue ratio, but the incremental spend that we will have associated with the investment over the run rate that was in the plan prior to my coming here is in the range of $2 to 3 billion in terms of incremental investment above the run rate that had existed prior to that. Which means we are going to stop spending on a lot of things in order to do that so that the amounts are not as high as they could be.
And then finally in terms of free cashflow, by 2010 we are going to be looking at range in the range of $6 to $7 billion per annum in terms of the amount of free cash generated in the business. So those are the stakes in the ground. Those are the things that we have communicated to our Board and that our Board has agreed and concurred in terms of our multi-year view of the business. So now we are going to have a chance to take a look essentially at the rest of the day in hearing from others. But before we do that, I want to ask you to take a quick look at some of the integrated kinds of services that we are looking at delivering here in the next, six, 12 months. So can we play that video.
(Video played)
SOL TRUJILLO: You are going to see some of what our team now is going to be doing in order to execute on this strategy. First off you are going to hear Bill Stewart talk about market-based management, then you are going to hear Broadband discussed by Justin Milne; consumer and small business by David Moffatt; government and large business with David Thodey; and wholesale from Deena Shiff and then Greg Winn will talk about our one factory model followed by Bruce Akhurst talking about Sensis. John Stanhope will then get up and talk about our financials, and then we will close with a summary from me at the end.
So with that then let me introduce Bill Stewart who is going to talk about one of the core pillars of our business here. He is going to give you a tutorial because it really is important I think for everybody to understand the science and the investigated in market based management. Bill.

15 November 2005	Office of the Company Secretary

The Manager	Level 41 242 Exhibition Street
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Media Release — Telstra Announces Strategic Partners
In accordance with the listing rules, I attach a copy of a media announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

15 November 2005	328/2005
Telstra announces strategic partners
Telstra today announced the appointment of several key vendors who will assist Telstra in delivering its network transformation strategies.
These appointments are an element of the strategic review announced today by Telstra chief executive officer, Mr Sol Trujillo.
Alcatel — IP network transformation
Telstra today unveiled its IP network transformation vision for fixed broadband services.
Telstra also announced that it had chosen Alcatel as one of its key strategic partners for its ground breaking IP network transformation project.
Telstra and Alcatel today entered into a memorandum of understanding (MOU) under which they will negotiate formal agreements to reflect their strategic partnership.
The MOU envisages that Alcatel will provide Telstra with comprehensive network solutions and end-to-end integration capabilities. Alcatel’s responsibilities will include network design and integration, product supply, deployment, maintenance and on-going support, in relation to broadband access, Ethernet aggregation, fixed next generation voice and network integration.
Telstra’s Network Transformation Project will migrate Telstra’s voice and broadband access networks into a single IP-based infrastructure for the cost-effective delivery of services to Telstra’s customers.
Ericsson — 3G city-to-country mobile network strategy
Telstra announced today that it had chosen Ericsson Australia Pty Ltd as the vendor to develop its 3G city-to-country mobile network strategy under a memorandum of understanding.
As Telstra’s chosen supplier Ericsson will provide a broad range of services including design, construction, support and maintenance services and equipment for its 3G core and radio access network infrastructure.
It is proposed that Ericsson will commence construction on Telstra’s 3G city-to-country mobile network service from early next year.
.../-

Cisco — IP Core Network Upgrade
Telstra has selected Cisco Systems Australia Pty Ltd as its preferred vendor to upgrade its IP Core Network under a memorandum of understanding.
The IP Core Network Upgrade Project involves end-to-end delivery of a new IP Core network to replace Telstra’s existing Telstra Internet Direct (TID) and Routed Data Networks (RDN).
The upgraded IP Core Network will deploy the Cisco® carrier routing system (CRS-1) and will deliver increased capacity, performance, predictability and continuous operation to allow Telstra to bring to market a range of Internet Protocol (IP)-based services for residential and business customers.
Further Announcements
Telstra is also in discussions with several other vendors and expects to make further announcements in relation to these discussions shortly.
Media Enquiries
Rod Bruem
02 9206 0092
Telstra’s National Media Inquiry line is 131639 and the Telstra Corporate Communications Centre is located at www.telstra.com.au/abouttelstra/media
Telstra Corporation Limited
ABN 33 051 775 556

15 November 2005	Office of the Company Secretary

The Manager	Level 41 242 Exhibition Street
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of presentation by GMD Telstra Consumer & Small Business at the Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript of the presentation by David Moffatt, Group Managing Director Telstra Consumer & Small Business at today’s Telstra Investor Day, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

DAVID MOFFAT: Thanks, Sol.
Good morning, everyone, it’s great to be with you today and to have the chance to talk a little bit about our business, the consumer and marketing activities in Telstra. Telstra is putting itself on a path to become world class. Our goal is to move from good to better to great. What this is about is three things; speed, simplicity and mobility. For consumers and small business customers Telstra is changing. We’re changing everything that we do, with the goal of becoming a truly customer oriented organisation.
In the new Telstra things will be very different from what you’ve experienced before. The customer experience will drive everything that we seek to do in every interaction, whether it’s face to face, whether it’s on-line or whether it’s over the telephone. A broadband connected customer will be at the centre of our world. As we strive to improve everything that we do, we’re going to leverage ideas from everywhere, from Silicon Valley to Sydney, from Madrid to Melbourne. What we’ll be seeking to do is leverage global relationships and find the best talent and the best ideas to help us win in the marketplace, to help us consolidate and develop these differentiated offerings for our customers.
We have four specific activities and actions which will help us to drive revenue. They are, firstly, migration to higher value platforms.
This is narrow brand to broadband, 2G to 3G. Secondly, we will shift the mix to customers who have higher value. We will value every customer though, because we know that if we drive more solutions, we’ll be able to drive more value.
Third, we will deliver on the power of integration. Not triple plays, as Sol said, but many things working seamlessly together in an integrated way, based on the customer needs and the customer experience. Finally, we’ll drive the penetration and adoption of new services through every channel that we operate. For every revenue initiative we’ll be thinking about speed, ever higher speeds, we’ll be thinking about simplicity, always simpler for the customer, and we’ll be thinking about mobility — Every application a mobile application. Across these four areas we’ll give particular attention to our mobility solutions and we intend to increase the activity around bundles across both broadband and wireless, because, as Justin said, we see considerable opportunity in the wireless, as well as the fixed line broadband markets. So, for example, today, with Telstra 3G you can have your BigPond email pushed to your 3G handset. We’re going to extend this capability with the introduction of unified messaging and common user interfaces that will allow the service to come together in something called ‘My Communication Manager.’ You’ll be able to see examples of that in the demonstration experience breakouts at the back of the room. Finally, we will also focus on our coverage. It’s a very, very important differentiator, and particularly when it comes to 3G. In addition, we have five operating execution strategies which will drive through every channel for every customer interaction. Those strategies will also deliver value for our shareholders. Here they are: Simplicity and the delivery of a differentiated customer experience, always based on a deep customer insight and driven by what Bill talked about in market-based management; Supply chain, activation and fulfilment, lower cost channels and segment-driven channel strategies.
Now I’m going to come back and talk about each of those in detail and give you some specific metrics that we’ll be prepared to be held accountable for. “But wait,” you say, “this is not the Telstra that I know. That’s not the Telstra that I see today. What about things like the market structure? Where is this growth going to come from?” We’re obviously, in our view, at an inflexion point in the industry, an inflexion point of higher speed access, more services and where a values-based customer interaction is going to be key to the competitive future. We really do welcome the competition for intense competitiveness around these new services because at Telstra we will be happy to compete with all comers. You could say, “What about the PSTN decline? What are you going to do about that?” There is no doubt that the traditional calling patterns are changing. This also represents for us an opportunity. Let’s talk about the extent of the opportunity. It’s a 5 million consumer customer opportunity across Australia. It’s a 1.4 million small business customer opportunity. Everyone is valued and every one, also, an integrated services opportunity for us. We’re developing unique and special services, which are just emerging, to apply to each and every one of those customer groups. So I think there is still plenty of life yet in the PSTN. For many years to come it will remain a key link to our customers, over which we can deliver an ever increasing variety of services.
You might also say, “Well, hold on, I’ve had a bad experience with Telstra in the past. It was very poor.” Well I can assure you that it is going to get better, we’re really working on this very intensely at the moment. We have increased the investment in staff training and you can experience that first hand if you meet some of our Telstra shop staff out in the foyer. Greg is going to talk more about the investment necessary in the fundamental underlying infrastructure. Bill has already talked about the systems investment and how it will come together. This is all about how we will improve the customer experience because we know that we have to improve everything we do, every day, and that understanding the complete customer need and simplifying what we do is a massive opportunity for Telstra.
Then there are our competitors. You’d say, “Well, hold on, there are new competitor networks everywhere. What about the competitor networks?” Well technology is just a tool. It’s an enabler. At Telstra we are building the differentiators and they’re coming ever faster into our innovation pipeline. The technology is just the platform. So no matter what the customer needs, they’ll be able to access Telstra through multiple platforms. It will be the services that are the differentiator. But, in the end, for every customer it is, as Sol said, about value. Much more than price, it’s about delivering the best value, the functionality and the service that the customers want in the way that they want it. We are, and we will, invest to do this, as you’ll see in the breakout sessions. With the “out and about” scenario that we have, you’ll see how we’re pulling some of these things together.
So how will Telstra put the customer first? What can you expect from us? We’ve got eight specific activities. Here they are. Whole of customer. Whole of customer in everything that we do. A better customer experience. As Bill said, we’ve just completed this very comprehensive mapping exercise that looks at every aspect of the customer’s interaction with Telstra, from the way they gather information, to the way they evaluate their purchase interaction, to the service experience, and the finally to the management of the ongoing relationship. We’ve also costed every one of those interactions in great detail. We’ve used this detail to improve every aspect of the customer experience, but also the economics of the way we intend to manage the business. Segmentation and market-based management is our road map. Working together with Bill, we’ve now not just got the foundations together, we’ve actually got a complete architecture to give us something to look forward to in the future. It’s also about right channel, right consultant. Our customers expect us to know them and they expect us to anticipate their needs. This is all about an investment in the underlying systems of CRM and the corporate data warehouse to bring everything together, and this is clearly, now, underway.
Next we will go local. Street by street, house by house, customer by customer. Our offers will be highly targeted. Then we will continue to reward loyalty for our customers. Not just the high spend customers, but all customers. All this will be delivered by a diverse, dynamic, youthful, professional workforce, over half of whom are under the age of 30 in our part of the business and they communicate in nine primary languages and over 30 other languages.
So let’s try and bring our growth strategy to life through one example, an example of a small business customer interaction that follows a customer call to Telstra’s front of house seeking a specific service. What’s different about this particular experience is the integrated consultative nature of the solution, which showcases some current offers and others that we’re now working on. Thank you.
(Video played)

15 November 2005	Office of the Company Secretary

The Manager	Level 41 242 Exhibition Street
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of presentation by GMD Telstra Wholesale at the Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript of the presentation by Deena Shiff, Group Managing Director Telstra Wholesale at today’s Telstra Investor Day, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

DEENA SHIFF: Thanks, Sol. It’s a pleasure to be here today to talk to you about the wholesale business. The wholesale business has actually been performing really strongly at Telstra for the last few years. We’ve consistently increased our top line growth year on year and we’ve improved the efficiency and the customer responsiveness of this channel.
However, our top line growth and the market dynamics within which we operate in the wholesale market are threatened by regulatory decisions. So what we decided to do is, rather than to follow these trends down, we’ve set a course for ourselves in the wholesale business that plays to the strengths of the business.
Before I talk about that further, let’s just dwell a little bit on the wholesale market in which we operate in Australia. Over the last few years the wholesale market has seen increasing competition, as you’re all aware, not just from new infrastructure owners building fibre in the CBD, inter-exchange networks, transmission links, but also in a variety of broadband networks in dense geographies. Believe it or not, we’ve actually learned to compete, and to compete quite well in the wholesale market over those years. We’ve improved our market share in many segments, from international voice minutes through to domestic transmission. This last picture projects the likely rollout of ULL build in band 2 on the East Coast only. The next wave of ULL build around Australia will focus on the most profitable parts of Telstra’s network, potentially based on cost structures very different from our own. This does create new and quite different wholesale market dynamics. So before I talk about that a little bit more, let’s just talk about what’s underpinned wholesale’s performance to date.
This is a beautiful graph. I love this slide. The reason is that you can see that even though the majority of our revenue streams there, which is the bottom five boxes, are largely declared, are regulated, they’ve actually proved to have very stable yield over the last three years, really, sort of contiguously with our undertaking period. The undertakings for our PSTN and local calls actually created that stability and enabled us to get out there and do some commercial agreements with our customers. But, at the same time, if you look at the top boxes, we’ve grown competitive services at six times the rate of declared services. That is, we grew 21 per cent last year on the previous corresponding period with these new competitive services. This is largely attributable to broadband, but we’ve seen gains across the board in wholesale markets where we compete with other wholesalers.
So that’s the past. But going forward, the future does present three quite new challenges. Incorrect price signals for ULL will not only overstimulate direct loss of wholesale revenues from our network onto alternative broadband networks, but artificially deflated cost structures can distort the existing wholesale market for the sale of voice minutes across those networks relative to the PSTN. In addition, the undertakings that have underpinned the stability of our traditional yields in the last three years — our ‘03 to ‘06 undertaking — expires at the end of this financial year, so the ACCC will have an opportunity to re-rate the prices for those services in the absence of commercial agreements.
Thirdly, the policy instruments governing operational separation can impact the effectiveness of the wholesale business in competitive markets, where we have proved successful to date. For example, we risk having overstandardised prices and service levels imposed on us, rather than continuing to measure ourselves, as we’d much prefer, against what we’re able to do for individual customers and their service needs.

So we are at a fork in the road, and regulatory decisions do determine the path that we’re on in the wholesale business. The top line of that graph tracks wholesale revenue growth, assuming our new ULL and PSTN undertakings are accepted. The bottom line tracks the likely path of ACCC decisions, and that excludes second order wholesale effects, that is the loss of wholesale business to large customers who have gone and built their own ULL networks and who are then wholesaling in that new competitive dynamic. It also excludes retail flow on effects.
So what are we going to do? Well, this is what we’re going to do. Firstly, we’re going to ensure that PSTN recoveries reflect true costs. We also need to ensure that operational separation improves our customers’ confidence in the wholesale business and doesn’t impair our ability to compete as a wholesaler in this market. Second, we’ll continue to focus on leveraging the scale of our network by driving volumes through the channel. This not only benefits shareholders, it also benefits wholesale customers because we’ll move to reduce the costs of our network and operations and we’ll pass on those benefits. Thirdly, and most importantly, we do want to deliver, as Sol said, great service. We want to improve upon the standards that we’ve previously set ourselves.
So what does this all mean in practice? On the regulatory side, ULL, PSTN originating and terminating access and local calls, as you know, all share the same cost structure of the CAN. We will lodge new undertakings for these services and we’ll renegotiate commercial terms that reflect those costs. In the case of PSTN, as volumes decrease, sadly, the unit costs increase. In the case of local calls, we’re convinced that, absent regulatory intervention, market forces will drive, both in retail and wholesale, the efficient price of calling minutes to efficient costs.

Our other focus is costs. We want to maintain our ability to operate as a low cost channel. Automation and efficiency of order flow has ensured that as orders increase, our related costs of sale, that’s our direct costs of the front of house, have actually continued to drop. So last year in the wholesale business our transactions actually increased by 42 per cent, but our year on year costs decreased.
There will always be arguments in wholesale about price. There can be no argument about our desire to really deliver a great service to our customers, and we’re listening hard to what our customers want.
(Video played)
I can tell you with absolute certainty that there was no special wholesale deal to elicit that testimonial from MCI. But they, like many customers, are saying that service is really important to them — service reliability. These are inputs into their business so that they can do business with their end customers.
So where do we go from here? Well, we want to be easy to do business with, but I’ve got to tell you, we weren’t always easy to do business with. What this graph is showing you is what our manual ordering systems used to look like. That little beanie baby is not an oppressed wholesale employee, it’s actually the order flow that’s bouncing around there with too many steps in the process, too many points of failure — it’s ready, finally — after too much delay.
The next little visual shows you what automation looks like, system to system. Our customers’ systems are talking to our systems and its shows how much easier that makes their life in terms of servicing their end customer.
Happily, 90 per cent of our orders are now on-line. This has not only delivered cost savings to us, as I said before, but it’s also made our wholesale customers’ lives easier. Our on-line services have delivered to our customers quicker turnaround times, an ability to commit to dates with their customers and a much better capability on their part to track orders and check status.
More than half our orders, that’s of that 90 per cent, that is about 62 per cent, submitted on-line have full automation, full auto flow through the systems with no manual intervention. We aim to improve that to 70 per cent by the end of this financial year and to continue to do better and to extend this automation. But we want to do more for the customers. We measure availability of the PSTN DSL networks and our on-line systems. No matter how well we perform on average, we’re not convinced at all that we’re actually measuring what our customers value and what they need to deliver to their customers. Accordingly, we’ll be reviewing our service measures and metrics from our customers’ perspective.
Finally, being a great wholesaler requires us to maintain the trust and confidence of our customers. That means the segregation of our operations from the retail channel. We remain as committed to doing this now, and to fulfilling those requirements, as we do to continuing to maintain high standards of billing accuracy and operational performance. We take those responsibilities extremely seriously.
So there are two straightforward objectives here for the wholesale business. We’ll continue to compete hard, we will compete hard for traditional voice and data revenues, relying on the superiority of our infrastructure, be it for transmission links, voice minutes or data access. We will especially focus on improving the customer service experience. We’ll do this in both the wholesale front of house and in the network business unit, on which our customers rely for their full end to end service experience. Telstra Wholesale’s business aims to deliver returns that are at least as good as the overall industry growth rates, based on balanced regulatory settings. But at the end of the day we’ll do this by offering world-class service and performance.
SOL TRUJILLO: All right, Deena, thank you. But you’re not going to get off without a question also. Now under the scenario that you described obviously there is a lot of pressure, and now there are real competitors in this wholesale space. As you think about competing, and if you were to describe to any one of the folks here, as a customer, what’s better, what’s different about Telstra than all the rest, what’s your pitch?
DEENA SHIFF: Okay. We definitely have strength and capability across the fixed network. We have a broad product, we have greater coverage, greater reliability and we aim to improve that. Fundamentally we differentiate ourselves at the moment, and continue to do so, because of the service proposition delivered through the on-line experience, the fact that our customers’ systems talk to our systems hugely differentiates us from our wholesale competitors.
SOL TRUJILLO: Great. All right. Thank you, Deena.

15 November 2005	Office of the Company Secretary

The Manager	Level 41 242 Exhibition Street
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of presentation by Chief of BigPond at the Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript of the presentation by Justin Milne, Chief of BigPond at today’s Telstra Investor Day, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

JUSTIN MILNE: I’m sure that we would all agree here today that the advent of the internet has really changed us forever. The changes, in my view, have only just begun. Vint Cerf, who is generally accredited as being one of the founders of the net, said that 90 per cent of what we’ll do on the internet hasn’t been invented yet. For the next generation, the so-called ‘millenials’, the kids of today, connectivity and multitasking are normal. These guys are happy to listen to music, to text their mates, to surf the net, to play games and do their homework all at the same time. For them, the absence of technology is a deprivation, and the presence of it, in large lumps, is normal and pleasurable.
Now, Australia embraced the internet, along with the rest of the world, about 10 years ago. But our move to broadband was a bit slower than most for a variety of largely regulatory reasons. Our charge to ubiquitous broadband connectivity really started on 28 February 2004, a date I remember very well, which was when we launched our $29.95 broadband dial up prices. Affordable entry level broadband ignited the market and today the heat continues to build as more and more customers are coming to broadband. Despite this current rush, Australia is still today lagging behind Europe and North America, where penetration rates are significantly higher and in advance of us. We’ve got a lot of growing to do, but we think we can, by differentiating ourselves through better, and a greater range of value added services, which I’ll talk about shortly.
Getting Australia connected to broadband is something that Telstra takes extremely seriously. Only Telstra provides DSL, cable, satellite, ISDN, Wi-Fi and wireless broadband, to ensure that every Australian who wants to connect, can connect to the net. Only Australia maintains a telecommunications network that reaches every corner of our country and offers broadband in some shape or form to every Australian who wants it.

A connected Australia will be productive and communicative and able to take its place in the world. A poorly connected Australia will lag its global competitors and won’t provide our young people with the skills and opportunities that they must have. It’s really a birthright of our children and it’s Telstra, not our competitors, which is doing the really hard work to provide connectivity to everyone.
Telstra BigPond is pretty well placed in the broadband market and I believe our position will just strengthen from here on. Today we’re more than twice as big as our nearest competitor and we’re generally increasing our market share in this extraordinarily competitive market. Today we’ve got about 2.2 million services in operation, as we call them. That’s about 1.1 million broadband and 1.1 million dial up customers. With approximately 2.2 users per service, if you do the simple arithmetic, it gives you nearly 5 million Australians today who rely on BigPond for mail and connectivity. They like our brand, they like our content and services today, but, moving forward, we’ll use segmentation and a tight integration with other Telstra products to further strengthen our position in the market. We believe that a market share of 55 to 60 per cent is achievable if we get our marketing, services and unique differentiators all right.
Market share of this order is extremely important for Telstra. In future years, access revenues from broadband may well decline slightly, but we’ll be selling our customers a large variety of services delivered via our consumer broadband networks. These services will add significantly to our average revenue per user in the future years. Our relationship with customers starts with access, to which we add voice, broadband, mobiles, pay TV and then a variety of other value added services delivered via our IP networks. Today our value added services businesses are really start up businesses, they’ve got low penetration of our in-store base. But they’re interesting because BigPond movies, for example, today generates around $27 of ARPU, BigPond music is at $17 of ARPU per month and climbing rapidly. Increasing market share and increasing use of these services is very, very important to us.
Of course to produce a really good business, you need market share, you need great revenues, but you also need tight control over costs. In the last 18 months at BigPond we’ve rebuilt BigPond, rebuilt our core. New systems, new billing, new network elements, and they’re taking big licks of costs out of the business. The good news for us is that time is on our side when it comes to costs, because there is a world-wide rush to broadband and this provides scale to the manufacturers, who, in turn, can provide those cost savings back to us. Greg Winn will have quite a bit more detail on costs savings when he talks about the things that we’re doing in the factory.
In the world we’re heading to, networks, devices and services will all converge and no-one will be in a better position to make sense of this for customers than Telstra BigPond. From now on, Telstra will increasingly provide a set of services which are available from a variety of different platforms — 3G phones, 3G handhelds, wirelessly connected laptops, and of course PCs. This kind of cross platform integration, at least, is especially relevant to SMEs who often have mobile workforces. For example, think about blogging. Blogging, or web logging, meaning creating a personal website, is a phenomenon which seems to be sweeping the globe at the moment. From early next year, BigPond will offer free blogging for all of our customers, with a whole blogging community built around this. But there is one big difference between our blogs and others — our users will be able to use their Telstra mobile phone to take a movie or a still, and then MMS it straight to their blog. So you see something interesting, walking along the street, you shoot it with one button on your mobile that you click, and you’ve published it to the internet. Then, if you feel like it, you can broadcast an SMS or an email to your particular tribe and say, “Go and check out my blog and you’ll see what I just saw.”
Increasingly, the applications and services we sell will live in the network. For example, all those digital stills we’ve been shooting for the last few years are at terrible risk of a hard disk crash whilesoever they reside on our PCs, or they were, at least, until BigPond launched its on-line storage product just a couple of months ago. This allows you to store your photos, movies, any files you like on our big, safe computers, which are backed up and housed in earthquake-proof buildings. SMEs can use this service to automatically back up important files, and the data can be available, of course, to those with the right permissions, from any computer anywhere in the world. The files are in the network and getting them there is just a simple drag and drop.
Selling packages of segment-targeted services, such as these, is where the future lies for us. Not only do we generate more revenue, but these kinds of applications keep our customers sticky, especially when multiple services work across multiple networks to combine and provide a Telstra only experience for our customer. David Thodey and I are working very closely together to ensure that we provide truly compelling packages to high value SME customers.
A friend of mine described their Saturday morning to me recently. He was house hunting with his wife, which, as you’ll all know, is a pretty normal occupation for many Sydneysiders. But he had his laptop with him and his mobile phone. His laptop was connected, via BigPond wireless broadband, and his wife had it on her lap as they drove around from suburb to suburb. She was using it to search for houses from “Just Listed” from Sensis, to find out how to get there by using “Where Is?”, to check the websites and do the virtual tours before even getting out of the car, and even to check on recent sale prices in the same street. She was using a Telstra mobile to call real estate agents, Sensis search and publications for information and BigPond wireless broadband for connectivity. It needs to be said that we are deeply committed to wireless broadband. We think it will be just as important to the internet as mobile phones have been to fixed line telephones. Can you imagine, for example, an Australia with a 100MG wireless network, a broadband network, a wireless network covering 80 per cent of Australia? Well, we can, and Greg Winn will talk to you more about that soon. In that world we’ll use computers and handhelds and phones in ways that we just can’t even think of today. Telstra will lead Australia to an extremely exciting wireless broadband future.
In that high speed wireless world we might, for example, travel to work on a bus or a ferry whilst watching or downloading movies onto a handheld or a laptop. Now, of course, you’d need a movie download service to do that, and I’m very pleased today to announce that in March next year we’ll launch our new BigPond Movies download service. We’ll launch movie downloads in partnership with Sony Pictures, who will supply us with current video shop released movies for download to PCs and laptops, plus a very significant library of catalogue films from Columbia, Tristar, Screen Gems, Sony, Sony Classics, MGM and UA films, all distributed in Australia by Sony Pictures Australia. Users will simply go to BigPond movies, select their title and then they’ll decide whether to have it delivered via DVD in the post, as they do today at BigPond Movies, or just to download it right on the spot. It’s a virtual video store in every sense, except that you don’t have to leave home. There are no late fees and the gratification is almost instant. On our current cable network the movie will start to play in seconds and be completely downloaded in less than 10 minutes.
Of course, as our networks get faster, the movie download service will become pretty well on demand, pretty well instant. But our entertainment services, as you many of you would know, don’t just stop with movie downloads. We’ve got a large variety of content that we’re offering today and going forward, and so I’d just like to show you now a brief video of some of the things that we’re doing.
(Video played)
So, finally, let’s think about the digital home. Over the next few years we expect to see the majority of Australian homes connected to broadband and the majority of those will be connected to BigPond. Homes are already developing some discrete technology zones. For example, there is the home office, where the computers are used for office functions. Here, a fixed IP address might be important, along with website building tools, security applications, and perhaps some transaction capability. Then there is the family entertainment zone. That’s a computer optimised for multimedia, games, movies downloads, web surfing, etcetera. It will need a security package, possibly some content filtering, probably multiple blogs for the kids, and movie subscriptions, games and BigPond music. There might even be a voice over IP phone plugged into that area so that the kids can call their mates cheaply.
Then there is the kitchen. That’s where everyone hangs out and eats and conducts their family politics, does homework, etcetera. We think the kitchen phone will become a new and very different device, combining many of Telstra’s capabilities to improve family life. This new broadband phone will do phone calls, of course, but it will also do SMS and MMS. It will have an address book which will be kept in the network. That will be available to all the computers in the house. It will make video calls to other similar phones and to 3G mobiles, plus it will provide one touch access to email, to web, Sensis, Sensis directories, and a variety of information such as Where Is, City Search, etcetera. It may also allow you to, for example, make a shopping list, so that when it’s time to do the on-line shopping, you just hit one button and send to the supermarket. Now, that’s a different Telstra from the one we know today.
So let me conclude and say that there is no doubt that more and more of our lives will be lived in the network. That’s great news for Telstra as we build our BigPond broadband business to become a new Australian icon. Through market-based management we will vigorously pursue a market share of 55 to 60 per cent. We’ll produce a continuous flow of unique and exciting value added services which will delight customers with their high integration across Telstra platforms. Our scale will provide us with cost reductions and efficiencies far in excess of those achievable by our competitors. Market share, great products, lower costs will make BigPond a cornerstone of the new Telstra. Thank you.
SOL TRUJILLO: Justin, thank you very much. Just a quick question for you. It looks like a great story. Obviously we, as a company, are going to make a big bet in terms of broadband. In one sentence or two, tell me how you think about to describe the differentiation between BigPond and all the other competitors. I’ll call them “all the rest”.
JUSTIN MILNE: Well, Sol, I think that in the world that we’re heading towards, access to the internet will become table stakes. Lots of people will have access to the internet. The difference between us and our competitors is that we’ll simply have a wider range of services, but, most importantly, those services will be integrated. You know, I envisage a world, fairly soon, where we’ll provide you with a bucket of services and you’ll access those services via mobile phones, via handhelds, via wirelessly connected PCs, via a cable connected PC at home, but you’ll buy a bucket of services from Telstra and then we will take care of the work that integrates those across multiple devices so that you can use them in multiple ways as you live your life.
SOL TRUJILLO: All right, Justin, thank you.
As you can see, the integration is happening today between BigPond, our mobiles business, other parts of the business because the silos are going away, because everything that you heard Justin talk about is about the customer. You’re now going to now hear from David Moffat, who has the opportunity to deal with all of our consumer and small business customers. He’s going to take that story just a step further. David.

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of presentation by CFO at the Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript of the presentation by John Stanhope, Chief Financial Officer at today’s Telstra Investor Day, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited
John Stanhope’s CFO presentation
15 November 2005
SOL TRUJILLO: Great. Thank you, Bruce.
So leverage is key, as we think about how we use Telstra’s assets. Obviously you are now seeing the leverage happen between Sensis and the rest of Telstra, how you think about it relative to BigPond and how you think about it within the mobile context. We are going to be doing more of that and now you are seeing the first wave of the power of Telstra.
Well, we are at the stage now where those of you that have been saying, okay, this is a great story, a lot happening, it’s differentiation, it’s innovation stuff, it’s next generation stuff, all kinds of significant investments, customer experience enhanced, but what does this all mean? What does it all translate to in terms of financials? And we have John Stanhope here, our CFO, to talk to you about that story. John.
JOHN STANHOPE: Thank you very much, Sol, and good afternoon, everybody. I sort of feel like I should get you all up to do star jumps or something like that, you have been sitting still for quite some time.
We appreciate your presence here today and listening to our story. Bruce has told us how to take the pain out of wedding planning; I was hoping Bruce might tell me how to take out the pain out after the wedding. No I’m only kidding; I’m very happily married.
Seriously, on a very serious note, so what does this all mean in terms of the possible financial outcomes? First, let me say I will be talking about forward looking financial estimates here, and I know my slides have just been handed out here. So we are looking at three and five years out. This is unusual and so I do alert you to our cautionary statement or our disclaimer that was up on the screen as we started the day. But we are doing this to help you understand the likely or the possible financial outcomes from this new strategy.
I will cover why the new strategy is not optional. I will cover the impact that the new strategy - market-based management, integrating services, the one factory, etc., all the things that you have heard about today — will have on the profit and loss, on capital expenditure, cashflow, balance sheet financial ratios and capital management for the company. I will explain what financial parameters we intend to operate within going forward. I will announce our intentions regarding the capital management program and the future dividend policy.
I will talk about shareholder value improvement and how management will be incented to achieve the implementation of the strategy that you’ve just heard about. I will also cover the 2005/06 earnings impact and any variation to our 5 September guidance. Today, I will show you what is financially possible with a reasonable regulatory environment; that is, a fully integrated outcome. This is all about saving Telstra from what I call a death by a thousand cuts which would be or is the status quo. It’s about transforming this company.
So let me just begin — and I know Sol touched on this before — with a little bit of history that clearly shows why we must embark on a new strategy and why it is not optional. Revenue has been at low growth rates for three years and is declining. Within this, PSTN revenue decline is accelerating and mobiles revenues are under pressure. The product revenue trends reflect declines and the impact on revenues from price controls and competition. Just for example, mobile yields have fallen by an average annual decline of 10 per cent since 2001/02. PSTN yields are also declining. And this will likely continue unless we do something, and so this is just not a sustainable position.
When we look at expenses growth, goods and purchases are growing resulting from the change in the product mix that Sol alluded to before, and labour costs are growing because of the high cost of maintaining and supporting complex legacy IT systems, complex products and services and all the things that you have heard about from my colleagues, and of course this cannot continue. This business simply cannot continue to have expenses growing faster than revenues.
The combination of the revenue and expenses trajectory has impacted the earnings as shown on this slide. Declining earnings growth is also not of course sustainable over the long term. Clearly, action has to be and will be taken to change this trajectory.
So let’s look at the financial projections from the application of our new strategy. Firstly, the P&L, beginning with revenues. At the top level, that is the Telstra group level, we believe after a three year period revenues can grow between 2 and 5 per cent compound annual growth rate. Over a five year period, we believe we can maintain this growth level also to between 2 per cent and 2 and a half per cent compound annual growth rate, and you saw that before in Sol’s earlier presentation.
This of course does assume a reasonable regulatory environment for us to operate within. But the key message on this slide is the difference between the status quo or the death by a thousand cuts and our new strategy, a differential compound average growth rate or annual growth rate of up to around 3 and a half per cent or around $12 billion over five years.
Let us just have a look at the major product outlet. I’ll touch on the three there that you are aware are our major products. In this scenario, we believe we can arrest the current fixed revenue decline through integrating services, subscription pricing, customer segmentation and all the things you heard about today from minus 7 to minus 10 per cent in 2005/06 to minus 6 per cent to minus 8 per cent over three years and minus 5 to minus 7 per cent over five years.
Again, note the status quo expectation is between 11 or minus 11 and minus 13 per cent over a five year period. We believe we can grow internet revenues between 28 and 30 per cent over three years and between 21 and 33 per cent over five years. We believe mobile revenues will grow between 5 and 7 per cent over five years. In Broadband, it is very much about growing the customer base and selling value-added services that you heard Justin mention earlier. In the mobile business, it is about adding content and growing wireless data and as a result, ARPUs we believe can increase. Again the difference the new strategy will deliver is substantial.
Let’s just take a look at the PSTN revenue outlook. We expect — this is really the mix between all our dependence if you like on the PSTN suite of products and services. We expect the mix of PSTN to total revenue to change from about 34 per cent to 24 per cent over three years and to about 20 per cent over five years and you’ve heard earlier how we intend to do that. This is something of course you would expect as we move towards becoming a broadband integrated services company.
Let’s just now have a look at expenses. We will have to spend more in the early years of the plan. I guess you would expect that after what you’ve heard today, and I will illustrate the expected run rate or I do here on this slide. As you can see, expenses are high in the next two years and then begin to fall as we implement the one factory and simplify products and services. The slide shows a decline of 2.1 per cent over the period 2006 to 2010.
What I’ve done on this slide and I’ve done it deliberately, is I’ve excluded the 2005/06 year to make the point that we will need to spend upfront and there is, and you’ll learn more about this in a minute, some acceleration of depreciation and amortisation and of course that spend upfront has a marked impact. But this is to set the path for the future and establish a financial base to go forward.
Over the next three year period we expect expenses to grow in the range 2 to 3 per cent and in the range 1 to 2 per cent over five years. Again, this assumes a reasonable regulatory environment. The higher three year compound annual growth rate reflects the upfront costs I mentioned earlier. But given that labour price we think will grow around 3 per cent per annum and that CPI is estimated to grow around 2.9, 3 per cent per annum, there is a real expense reduction here of between minus 1 — around minus 1 per cent over three years and minus 1 to minus 2 per cent over five years.
Again the main point of this slide illustrates the difference between the new strategy and if we keep going how we are, a difference of a five year compound annual growth rate of between 1.6 and 0.6 per cent or a lower spend over the five years of approximately $1.3 billion even after the upfront spending required to set a new cost base and this includes the acceleration of depreciation. It excludes redundancy payments that have to be made.
Obviously a much better picture if you exclude those sort of elements. Let us just take a look at the operational expenses by type. The main drivers for expense movements over the five years are and continue to be goods and services purchased at 3 to 4 per cent compound annual growth rate. And you would expect this consistent with the growth in volumes. We have been talking about large volume growth here and to underpin a 2 to 2 and a half per cent revenue growth that there will be the cost of goods sold associated, but you can see from this slide that over a five year period we expect to keep labour and other costs reasonably flat while we absorb labour price increases and CPI increases as well.
You’ve heard a little bit about the head count changes. It is anticipated that across the three year period, our full-time equivalent employees will reduce between

6,000 to 8,000. And this does as you heard from Sol earlier include contractors. This will be driven by the network and IT changes outlined earlier to meet contestability in the changing market as we deliver more effective service to our customers. We will follow all our staff and union communication requirements as and when we know the details.
We will make a provision for redundancy and restructuring in the 2005/06 year again as and when we have the detail required to satisfy accounting requirements. We expect we will have that sufficient detail to do a provision as at 30 June ‘06. The impact of this will become a little more clearer when I address the 2005/06 earnings guidance.
Okay, let me move on to the earnings trajectory. So obviously the combination of these movements in revenue and expenses results in an earnings trajectory as you see on this slide or the slides you have in front of you. Not surprisingly, earnings EBITDA and EBIT in 2005/06 are expected to decline and 2006/07 levels are expected to remain similar to levels achieved in 2004/05 and then begin to grow again from 2007/08. Again, the important point on this slide is the difference between the status quo and our new strategy.
The compound annual growth rate differentials over five years are for EBITDA between 8 and 10 per cent and for EBIT, 15 to 17 per cent. This is a difference of about $13 billion EBITDA and about $11 billion for EBIT, fairly significant from a status quo death by a thousand cuts scenario versus this strategy, the possibilities that this strategy can deliver.
So, EBITDA and EBIT outlook. Our expectations of EBITDA growth over three years is in the range 2 to 3 per cent and over five years, 3 to 4 per cent, all compound annual growth rates. EBITDA margins go we believe from 48 per cent, or certainly that’s a firm number in 2004/05 to around 47 to 48 per cent over three years and around 50 to 51 per cent over five years. As you’ve seen and heard throughout the day, we intend to reverse the situation where now revenue will exceed expense growth.
Our expectations of EBIT growth over three years is in the range of minus 1 to about flat in the three years but over the five years, in the range 3 to 4 per cent compound annual growth rate. EBIT margins go from 32 per cent 2004/05 to an expectation of around 28 to 29 per cent in year three and to above 33 per cent in year five. The EBIT decline over the three years is impacted by the growth in depreciation and amortisation driven by a couple of things, one being the acceleration in 2005/06 and 2006/07 year and some write offs.
So, I’ve talked about depreciation and amortisation a little bit here so let me deal with that in a little bit more detail. We expect depreciation and amortisation to grow as we invest significantly over the next few years. The growth trajectory is in the range of 7 to 10 per cent over three years and 4 to 6 per cent over five years and of course I’m referring to compound annual growth rates again. I won’t keep saying it but these percentages are compound annual growth rates.
The 2005/06 and 2006/07 years are impacted specifically by acceleration of depreciation and some write-offs and I’ll explain again in a little bit more detail about that in the 2005/06 earnings Scales. Of course, assets will be added as we build next generation network and transform the IT base as well.

Let me just talk about net profit after tax. Our best estimate of net profit after tax over the three year period is between minus 3 and minus 2 per cent obviously impacted by the depreciation and amortisation, over five years, a growth of 3 per cent or between 3 and 4 per cent. Again, it’s not just the impact of accelerated depreciation. Of course we do have to spend in the early years as well. Again, to labour the point, I guess, when you look at this slide and it stands out quite significantly, it is the differential between the status quo and the new strategy financial outcomes that is what we should be focussed on here. Over the five years the compound annual growth rate differential for net profit after tax growth is between 21 to 24 per cent, very, very substantial indeed.
Let me talk about capital expenditure now. As you know, we have been spending CAPEX over the last few years at these sorts of rates, domestic CAPEX averaging about $3.1 billion, offshore CAPEX averaging about $200 million; investing CAPEX, averaging about $400 million. We had a couple of peaks in the early years as we did the ventures into Hong Kong but the total CAPEX over the last few years has been averaging about $3.7 billion.
This is about to change as you might expect as we embark on a major network and IT platform transformation. Let us just take a bit of a look at the cumulative CAPEX forecast. It is estimated with the implementation of this new strategy that we would require to spend an average of about $4.5 billion per annum or $23 billion over five years to bring the network and IT platforms up to a high quality even in a status quo environment. The new strategy will require a total capital expenditure of up to $25 to $26 billion.
So what we are talking about here over the five year period from a status quo environment is a $2 to $3 billion increment in CAPEX in net terms. Our total five year domestic CAPEX spend will be in the order of $21 billion compared with the previous expectations of $18 billion or so over the five years. Again, I must say it assumes a reasonable regulatory environment. We will not invest if it is not economic to do so and understandably a lot of you people in this room as our shareholders would not want us to do so.
You might say this doesn’t seem like a lot of incremental CAPEX for what we have said will be delivered. It’s just important to understand, and I think Greg described it fairly well and it is shown on this slide, that is in the right-hand box of this slide, that the initiative — the gross spend of the initiatives is somewhere between $14 to $15 billion but we do expect to save up to $11 to $12 billion by not spending on the many legacy systems, be they network or IT that we have today.
So that’s how the netting off occurs to get us to the increment over the five year period of $2 to $3 billion. So what does this do for our CAPEX to sales ratio? The CAPEX to sales ratio over the five year period as you can see on the slide it peaks at 25 per cent in year 2006 and 2007 as we invest in the platforms, both network and IT, and reduces to about 12 per cent in 2009/10. And we believe we are able to operate at around 12 per cent levels in the future because of the benefit and the reuseability of the new platforms both network and IT.
So, let me show you the drivers of the increment in the CAPEX. The next generation network including what we have described we are doing with wireless is about $3.4 billion. IT platforms is about $700 million to $1.2 billion. Network fixes, this is replacing some of the pair gain systems and so on, $800 million, to $1 billion to give us a total of $4.5 to $5.6 billion and incremental savings or savings out of this of $2.5 billion to $2.6 which gives the net outcome of an increment of $2 to $3 billion. These investments of course are essential for the achievement of the revenue, expense and earnings outcomes.
Let me just now move to cashflow. Obviously with what is happening with the profit and loss run rate and the CAPEX requirements, cashflow will be impacted substantially in the 2005/06/07 years when most of the CAPEX is required. Free cashflow begins to build again as you can see on the slide from 2007/08. You can see the possible movements in the free cashflow year over year. I should tell you the definition of free cashflow here is sort of the pre-IFRS definition so it’s operating cashflow less investing cashflow interest and tax but before dividends. I know some of you are used to that definition from us.
So that’s what we think is possible in terms of cashflows from the new strategic plan, operating cashflow falls in 2005/06 with reduced EBITDA before growing again in the later years. High CAPEX of course impacts the cashflow in the earlier years as I mentioned.
So, what does it mean in terms of the net cashflow with this fully integration or full integration plan versus what might have been or what would be if we remained on the path we are on today. And this slide shows the net cashflow difference between a status quo in our view and the new plan. This generates a cumulative additional $7.7 billion cashflow over the five years to 2009/2010 versus the status quo or as I say the death by a thousand cuts.
So what does this mean for net debt movements? Understandably, the cashflow will cause lower or debt requirements in the early years. These net debt levels assume no capital return in 2006/07. That is the $1.5 billion suggested in the June 2004 announcement is assumed here not to be paid. Of course, this sort of debt pattern will require a yearly borrowing program to match the requirements certainly in the first couple of years.
Let’s have a look now at the balance sheet financial ratios. The impact of the P&L movements and the CAPEX requirements will have an effect on the balance sheet and therefore our financial radios. It is important for me to emphasise again here that the return matrix can only be achieved in a reasonable regulatory environment. If it is not reasonable, we will have to continue to invest to keep patching the network and the systems and revenues will decline. Obviously that means a declining return on investment path which is not something that we want as a company nor should you want as shareholders.
The key ratio specified on the slide assuming this regulatory outcome is reasonable, return on assets which is expected to grow from 21 to 23 per cent over five years return on equity which is expected to grow from 31 to 35 per cent over five years, EBITDA interest cover will drop during the period but emerges strong again in the year 2005. Debt servicing, that is EBITDA to net debt, will also drop during the period but again emerge as strong in year 5. Cashflow return on invested capital is expected to grow from between 27 and 33 per cent. Asset turns we will expect also will improve. Return on investment will improve from 28 to 29 per cent over the five year period and the definitions of these ratios are shown on page 36 of the slide pack that’s been sent out or you can obtain a copy as it has been lodged with the ASX.
Let me just talk about capital management now. As you would expect, the new strategic plan has implications for our financial parameters and capital management. The new parameters the board have agreed to and management have set are, it is our intention to pay 28 cents, this is ordinary dividend of 28 cents, for the next three years and then review. But of course, this is subject to the board’s half yearly declaration and review of the business and regulatory environment.
We have decided to change our parameters to debt servicing of between 1.7 and 2.1 times net debt gearing of 55 to 75 per cent and interest cover, that is interest cover, EBITDA cover, of greater than seven times. We believe these parameters are consistent with a A, single A flat, call it what you like, S&P credit rating and we believe that that’s where we will probably sit given our transformational strategy, but let me hasten to add, of course, credit ratings are a matter for the credit rating agencies so what will be will be, but that’s our estimate.
The board has decided to pay the remaining six cents special dividend in 2005/06 with the interim dividend that is next year to complete the $1.5 billion capital return for the 2005/06 year. The board has decided not to proceed with the $1.5 billion capital return in 2006/07. It is considered more appropriate to invest this money to implement the new strategy which is about delivering long-term shareholder value and to discontinue borrowing to fund special dividends and buy-backs.
Given lower profit levels also in the early years not returning capital to shareholders will most likely allow us to continue to fully frank ordinary dividends over the three and five year period. We believe this is also an important consideration for our many Australian retail investors.
So, how will management be incented to deliver all this that you’ve had put in front of you today? We will have a very different management incentive plan. The proposed arrangements for the management incentive scheme comprise both a short term and long-term component. These incorporate both financial elements and targets to achieve transformational objectives. I think we are taking off.
This slide and the following slide gives some examples of the matrix. For example, the reduction in the number of systems is a key transformational objective; that we achieve the compound annual growth rates I’ve shown you is a clear metric that we must achieve. Of course, there will be many micro-measures, KPIs, metrics, call them what you like, that aggregate to these major milestones that we must achieve to be compensated and remunerated, and also let me remind you that with regard to the total shareholder returns, target for the CEO, myself and other senior executives, it’s already set at $4.78 a share price.
So let me just talk a little bit about shareholder value. So finally, from a new strategy perspective, it’s important that this is about creating long-term shareholder value. At the end of the day, all this work and all this investment is aimed at growing the business, growth that will come from satisfying our customers like never before. Satisfied customers delighting in the use of our products and services will drive growth in the business. Growth in the business will grow shareholder value.

Our expectation is that this new strategy will move shareholder value from a status quo value significantly when we successfully implement this new strategy. Just lastly, before I get on to the earnings guidance, I hope you have noticed the asterisk on each slide. This is because we can only achieve the shareholder value improvement and the improvements in financial performance if we have a regulatory environment that allows it. Today we are talking to you about what is possible.
There is a detailed session next week on regulatory issues and invitations will go out as to what location that will be at and at what time that will be so, you have a better understanding of what we are talking about and continue to talk about with respect to regulation.
Let me just move on to the 2005/06 earnings outlook because this is very important. Our earnings guidance for 2005/06 — well, first let me just track back to you will recall that 5 September the CEO and I issued guidance that EBIT would decline in 2005/06 in a range minus 7 to minus 10 per cent. Let me just say that nothing has changed in the underlying fundamentals of the business to change that guidance. But of course, we are about to start to implement the new strategy in this fiscal year. So, our earnings guidance for 2005/06 is now that EBIT will decline in the range minus 19 per cent to minus 24 per cent, or if we make provision for redundancy which is a likely outcome, between minus 25 to minus 30 per cent.
Let me just talk about the main drivers for the variation to this guidance. The main drivers for the variations to guidance are there are some elements of revenue acceleration that we are putting in place during 2005/06 and that will have an incremental EBIT impact of about $30 million. And you can see that as the small portion on the slide. We will also be implementing some initiatives to take some costs out in 2005/06 and that has about a $50 million savings and that’s the second bar on the slide.
Additional depreciation and amortisation, due to various things, of about $549 million is factored into the guidance. $272 million of that is related to the next generation network, that is, accelerating the depreciation for pair gain systems taking them out of the system over a period of time so we will be accelerating the depreciation of those and it includes C (inaudible) and elements in the network that today are the blockers to Broadband.
It also includes about $110 to $120 million acceleration and depreciation for CML as we take CDMA out of the network in a — the life is shortened as we take it out of the network. There’s about $50 million in there for accelerated depreciation or amortisation in the case of business support systems and operational support systems.
There’s about $1 million depreciation or acceleration for other elements of the network being rationalised and rehabilitated and lastly, some write-offs of about $13 million for projects which are stopping. There is additional redundancy in 2005/06, over and above what we had in plan that recognises a number of extra staff reductions in 2005/06.
The other thing I mentioned was the number of minus 25 per cent in earnings EBIT to 30 per cent. We will likely take a provision of $450 to $500 million and that gets us to that sort of earnings decline. Whether we establish a provision for redundancy will depend on satisfying the accounting rules and staff and union communication requirements prior to 30 June. One thing I should add, should we not get a favourable regulatory outcome and not proceed with next generation network, the guidance range drops. You say why is that so? Because we won’t accelerate taking out the pair gain systems. So, it will drop about 4 per cent. So just keep that in mind, that the earnings guidance would be something like minus 15 to minus 20 per cent without the R&R provision or minus 21 to minus 26 with the provision.
This has finished up being a fairly difficult task. We will answer questions on the financials and other questions about the strategy shortly. Thank you for your attention. I will now hand back to Sol. Thank you.

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of presentation by CEO Sensis at the Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript of the presentation by Bruce Akhurst, Chief Executive Officer Sensis at today’s Telstra Investor Day, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

BRUCE AKHURST: Thanks very much, Sol, and good afternoon everybody. It’s a real pleasure to be here to tell you about the really exciting Sensis story.
Sensis is Australia’s leading information resource. As Sol said, we are one of the world’s top ten directory companies and we are Australia’s largest and most profitable online business. Today, Sensis is a $1.7 billion growth business.
So what’s new? In five years, we will nearly double the size of our business and we will grow our revenue to over $3 billion, whilst we maintain our margins. Our role at Sensis is to make complex lives simpler by helping Australians find, buy and sell.
Today, we have over 1.3 million print advertising customers. And we have over 150,000 online advertising customers. This is ten times the number of customers who pay to advertise on the different search engines in Australia. Our growth strategy will increase both customer base and yields.
Every month, 12.5 million Australians turn to Sensis. That’s 4 million uses a day. 75 per cent of adult Australians are using a Sensis service every month. Well over 11 million Australians use our print products every month. That’s more than the number of people who use every major online search, classified and directory service put together. We also have more than 6.5 million monthly online users. That’s 50 per cent usage growth in one year.
At the same time, BigPond for example has over 5 million and Telstra.com over 4 million users. If you put all that together, Telstra is one of Australia’s top five online publishers and the only one that’s truly Australian. This is a huge audience of buyers. In fact, the proportion of commercial searches conducted at Sensis is almost double that of search engines. That’s where the money is to be made and that’s why we will continue to be Australia’s most profitable online business.
The fundamental characteristic of our business model is that the more users we have, the more attractive we become to our customers who advertise their goods and services with Sensis. So what’s new? In five years we’ll grow total Sensis usage from 76 per cent of the population to 90 per cent of the population. Sensis will continue to win because we have a group of unique assets that few of our competitors enjoy. We have deep local content. No-one matches us for content about Australian businesses, Australian places, Australian goods and Australian services at the local level. We have multichannel publishing capabilities. We don’t just publish in books or have an online search engine. We make it easy for you to find all our content through the Sensis and Telstra networks that span print, voice, online and wireless. We have extensive customer reach, with 1,400 sales people talking to small and medium business owners around Australia every day. And, as I’ve said, we have phenomenal usage. We have the icon brands, Yellow Pages, White Pages, Trading Post and, increasingly, Sensis.
Finally, we do have a strong record of execution and innovation. At every level Sensis is a top performer — financial, customer, employee and product. Let’s talk about those.
On the financial side, last year, our revenues increased by 18.6 per cent to $1.72 billion including acquisitions. Our EBIT grew by 14.8 per cent to $798 million. We further expanded our revenue base. Yellow Pages print, which is the traditional core of our company, now represents only 60 per cent of total Sensis revenue, and that’s down from 82 per cent in 2001. And yet Yellow Pages continues to grow. It’s going to continue to grow. We are on track to deliver on this year’s plan and I’m confident we will again exceed the consensus estimate of 6 per cent organic revenue growth.
On the customer front, we reduced our contract turnaround time by 39 per cent for print and 49 per cent for online. And further improvements will be achieved. We achieved customer satisfaction results of 8 out of 10, well above expectations, and we will achieve scores of 9-plus within two years.
On the employee front, we received three national awards as an Australian employer of choice. We now meet or exceed the Australian norm for high performing companies on virtually every employee engagement measure. And we will continue to emphasise our high performance culture.
On the product front, we launched many new innovations, some of them world leading. For example, let me tell you about a few. We took Sensis.com.au wireless and launched the world’s first GPS-enabled search engine. Now, you can conduct a local search through our extensive content library, not just through the Sensis.com.au search engine but through a wireless device that knows exactly where you are. We were the first to offer SMS search in Australia. Now you only have to type in SMS “pizza” to find a pizza restaurant in your local area. And we launched Yellow Pages online map-based search a year before Google launched its own local search offering.
So what’s new? In just 18 months we have transformed Sensis from being a directories business to being a diverse advertising network that publishes deep local content and comprehensive services across many different channels.
We are going to take Sensis to the next level with a simple strategy. We will make complex life simpler by helping buyers and sellers do business right across the value chain. Buyers will use whatever Sensis channel they like and be able to do everything, from researching a supplier right through to connecting and actually buying a property. Sellers will find even more buyers by ensuring their information can be found right across the Sensis network, and then they will also be able to close the sale.
To do this successfully, Sensis will excel in six areas. Firstly, we are going to progressively protect and grow and leverage our core directory business. We are not going to let that go. Number 2, we are going to extend into high value consumer categories or verticals. Number 3, we will add online connection and connection capabilities. In fact, I will be announcing our first online transaction service shortly. Number 4, we will leverage our world class directory management capabilities and our newer search innovations into geographic growth. Number 5, we will maintain a rigorous focus on cost management to fund this new business growth. And, finally, we will pursue people, process and technology excellence in everything we do.
In doing this we will maintain near double digit organic revenue and EBIT growth whilst preserving margins for the foreseeable future.
I’ll now touch on some of the activities we are undertaking to deliver on our growth strategy in our three key businesses: directory advertising, Sensis search and these consumer categories.
First, let me tell you a bit about our core directory advertising business. As you know, this contains our Yellow Pages and White Pages print and online directories. Last year it delivered over $1.3 billion in revenue and it continues to grow.

So what’s new? The core print business is one of the most profitable in the world. It drives significant value into the wider Sensis business. So it makes sense we will aggressively protect and grow our core print business. We will do this through smart bundling, more flexible pricing, new product initiatives, like the Yellow Pages mini directory that’s currently being trialled in Melbourne and Sydney. This is a smaller version of the Yellow Pages directory which is designed for when you are out and about. It’s portable.
We will also pursue operational excellence by lowering costs in our core business platforms and leveraging Telstra’s IT infrastructure. We are going to continue to reduce our printing and production costs. We will selectively use external sales channels and, quite importantly, we are combining our print and online sales production and care teams to better service those customer needs.
In print and online, we will improve our customer and consumer insights. We will align sales to particular customer segments in the way Bill described and continually measure and communicate advertiser return on investment.
Now through all of these initiatives we are protecting and further growing our core print directory revenue base whilst at the same time we continue to broaden Sensis’ total revenue base with new services capabilities and products that reduce our reliance on the traditional print directories. Our online directories are experiencing exceptional usage. In September, White Pages Online received 3.2 million unique users and yellow Pages Online a record 2.2 million unique users. We achieved over $85 million in online directory revenue last financial year. This is well above our search engine competitors.
So what’s new? Early next year we will release a new version of Yellow Pages Online. As a first step to being able to compare and contrast products and services, this new site will include a buyers guide that provides consumer tips on purchasing different products. It will also show you the specials being offered by different businesses. But this is just the beginning. I’m not going to outline all of these now but there’s a range of other exciting services that will come during next year.
Today in Yellow Pages, Sensis already has the most comprehensive and relevant local information in a number of consumer categories, for example, automotive or home. In the future, we will rapidly expand our Yellow Pages footprint into a range of new online consumer services. These will let you find the suppliers, make bookings, get quotes, pay bills, and receive the relevant opt-in information.
Let’s take a look at an example. Let’s say you are planning a wedding and looking for a wedding reception venue. There’s literally thousands of venues you could choose from. In the future, we will take the pain out of wedding planning. Our superior local content on Yellow Pages Online will help you find the best wedding reception venues quickly and easily. When you search for wedding reception venues, let’s say in Manly, that’s what you’ll get. That’s what search should be about. You can then select those of most interest to you and save them to your personal catalogue. You will also be able to access other information and services relevant to any aspect of your wedding. And you will be able to do all this not only through Yellow Pages Online but through other channels like BigPond, Sensis 1234 and Sensis mobile.
In time, you will be able to read consumer reviews that will help you learn more about each wedding venue. When you’ve made a decision, you can book an inspection or communicate with the venue using text, email or voice. You can even access maps and directions to the wedding venue that will be downloaded to your Telstra mobile or navigation device. Our advertising customers will be able to manage and measure their campaigns using a simple but powerful online dashboard.
The future of Yellow Pages Online will be one-stop virtual shopping any time, anywhere, any way you want it.
Finally, overseas, we will continue to explore opportunities to leverage our world class directory competencies by acquiring or partnering with overseas directory businesses.
I’ll now turn to our second business, Sensis Search. Sensis Search is Australia’s most innovative search portfolio. It provides access to integrated content from White Pages, Yellow Pages, Whereis and Trading Post, as well as the worldwide web and third party content. No other search engine in the world offers such comprehensive local information from one search window.
But Sensis Search is more than just a search engine. Unlike search engines, users can search through a range of one-stop channels, the Sensis.com.au engine, the Sensis 1234 voice service and Sensis mobile. So this is search as it should be, any time, anywhere, anyhow. And it’s Australian, it’s local. Within the next two months, more than 1 million unique users will access Sensis.com.au.
Now, let’s talk about our voice service, Sensis 1234. Sensis 1234 is today receiving one million calls a week — a million a week. This is tremendous support from Australian consumers.
Today, I’m delighted to announce that this week Sensis 1234 will also offer movies and weather information. This means you will be able to receive information on next week’s weather in Sydney, for example, from the operator direct or via an SMS to your mobile phone. SMS movies and weather is another Australian first. This service is yet another example of Sensis and Telstra making it as easy as possible for consumers to access whatever they need. And only Telstra customers have access to this fantastic service.
Our mobile business also continues to break new ground with innovative services like Sensis Mobile and WhereIs Navigator. No other search company in the world comes close to Sensis in mobile local search.
So what does mobile search future look like? Imagine using your Telstra mobile phone to search for a new movie. Using Sensis Mobile, you will find reviews and then search for nearby cinemas and viewing times. You will be able to purchase a ticket direct and receive the movie’s location, its time and a bar code confirming your purchase. Of course, instead of using Sensis Mobile, you could have done this through Sensis 1234, CitySearch, BigPond or by using your car’s WhereIs touch screen. Later, you use WhereIs Navigator to guide you to the cinema with turn-by-turn voice instructions. Along the way, you’re alerted to traffic congestion and WhereIs plots you an alternative route. At the cinema you simply scan your mobile phone at the automatic kiosk and walk straight through without having to queue.
So, for the consumer, this is the ultimate experience in convenience, relevance and personalised shopping. For the advertiser, this will be yet another channel for pushing information to opt-in consumers.
In the coming months, we will be accelerating delivery on the Sensis Search strategy by integrating new proprietary content. We will increase our online distribution through syndication partners. We’ll add new online marketing services, and bundling pay for performance advertiser solutions across online, voice and wireless search.
Overseas, we will expand our existing European-based joint venture business that provides internet search and marketing solutions to overseas directory businesses. Our target market, the global Yellow Pages directory industry, earns more than six times the revenue of Google and has three times the distribution of the global internet.
Finally, our third business contains our newer consumer categories. Today, Sensis targets several high value consumer categories through Trading Post, Just Listed, CitySearch, the LinkMe employment network and the new accommodation guide which is to be launched in March 2006. These businesses are performing well in a competitive market. As you know, we met our Trading Post EBITDA target last financial year and I’m pleased to advise that the Trading Post online site now receives more than 1 million unique users every month.
Moving forward, Sensis will pursue game-changing models in the new consumer categories where we can be number 1 or 2. We will use our deep content and our sophisticated online and wireless transaction capabilities to let consumers take control. They will be able to find, negotiate, buy and sell from virtually anywhere. In many cases they won’t need to go near a traditional shop front for help.
Today, I’m very pleased to announce the launch of our first transaction functionality, the prototype of consumer-to-consumer transactions on Trading Post.com.au. The new Trading Post lets you contact the seller by phone or email, buy online or make an offer. In the near future, we will launch wireless transaction, so you will be able to use your Telstra iMode or your 3G device to search for, select and actually buy a product.
We will make it easier to advertise as well. Imagine using your mobile to not only photograph your ‘for sale’ item but to be able to upload it automatically into your ad. Our new connection and transaction services take Sensis into a new world where advertisers pay us not just from their marketing budgets but also from their sales budgets because they can actually close the sale.
I’ve talked about our plans to enter new consumer categories and provide a range of new services. Let us look at what this means by using automotive as an example. Next year, we will launch a new

Trading Post automotive site that will provide all the information and services a car buyer or an enthusiast might need. You might not be aware of this but today, even without the Trading Post, Sensis is enormous in auto. Australians make 250,000 auto-related searches a month in our online directories and several times that in print. We serve 26 million WhereIs maps a month. We have 100,000 navigation systems in Australian cars and we sell almost 1.5 million street directories a year. BigPond is sending us 1.4 million users a month. We will be pointing this network at Trading Post and thereby catapulting usage. This will add enormous value to buyers and sellers and also drive up our yields. So, for example, a motor dealer listing in Yellow Pages will include an ad or a link to their catalogue in Trading Post Auto. Sensis will acquire new revenue streams from both offline and online sales. And clearly there’s significant potential to replicate this automotive model in other high value consumer categories.
Sensis has spent the last year consolidating our position in different consumer categories. Now is the time to push the accelerator.
Finally, let’s look briefly at the relationship between Telstra and Sensis. Sensis will remain a key Telstra growth engine making a significant financial and strategic contribution and delivering impressive cashflows and EBIT. Today, Sensis contributes a growing range of content, applications and usage to Telstra mobiles and BigPond. Over 60 per cent of Telstra’s monthly online audience uses a Sensis service. Now, we can drive even greater usage of Sensis services and a dramatic increase in Telstra’s billable traffic simply by ensuring the Sensis brand is on every Telstra screen — one touch, one button, one screen, only at Telstra.
There are many other exciting opportunities for Sensis and Telstra to reinforce each other, including integrated customer solutions, customer segmentation and contact, content syndication and connectivity where we drive traffic across the Telstra networks and infrastructure and help reinforce the benefit of being a Telstra customer. We can also collaborate on marketing campaigns such as BigPond’s exciting Grand Finale execution on Trading Post.
Let me conclude by making five points about the future: in the next five years, we will grow our revenue to over $3 billion whilst maintaining margins. By then, Yellow Pages print, as I’ve said, will continue to grow, will earn almost $1.3 billion, but it will only be about 40 per cent of our total business. We will have grown total Sensis usage from 76 per cent of the population to 90 per cent of the population and our online revenues and customer numbers will be approaching those for print.
Through our deep local content, our multi-channel publishing capabilities and our new transaction services, we will have grown our position as Australia’s largest and most diverse information resource. We will have turned Sensis innovation into an export business and built global scale. We are all already out-innovating search. We are a year ahead of Google on map-based search — Google Schmoogle — Sol, and our 2G and 3G mobile services are years ahead of our competitors.
We will continue to be recognised as an Australian employer of choice, one of a very small number of high performing companies managing to sustain growth long term and we will take the Sensis network beyond advertising. It will be the leading one-stop-shop for helping Australians find, buy and sell.
Now, that’s a very big statement considering we already reach more Australian consumers today than any other company in Australia. The Sensis vision is — Every Australian, Every Day. I know we will achieve it.
SOL TRUJILLO: All right, Bruce. I think that the story obviously is pretty compelling. I like the idea of integration. I like the idea of basically doubling the size of a business in five years because that’s what we are talking about. We are going to resource this business because again, you can see the ties and the connections between the two. But as you think about it, one of the cores that enables us to be able to do that is the advertiser. And when I talk about Google Schmoogle, obviously they are a great company so I don’t mean to demean what they do, it’s just that we are going to have something even better and more powerful. Can you talk a little bit about what the importance of all the portfolio here is for the advertiser so that when you’re actually talking to them, what it means to them?
BRUCE AKHURST: Our portfolio gives us the most comprehensive information vault, if you like, in Australia. We have got all the information there. We will serve it up in the most relevant way to users. And it will be easy to use.
So the proposition to our advertisers is really quite simple: we will provide you with a better return on your investment than anybody else because we have got the users, we are easy to use, the thing keeps reinforcing itself and we are everywhere. We are mobile, we are on your desk, we are in print, we are in voice.

15 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of presentation by Chief Operations Officer at the Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript of the presentation by Greg Winn, Chief Operations Officer at today’s Telstra Investor Day, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

SOL TRUJILLO: Obviously, in my opinion Deena has run one of the best wholesale shops I’ve seen around the world. I think the focus there, she has truly gotten, in terms of the customers that she serves, she understands the needs and it’s all of this, kind of, what I would call “boring stuff”, or some people call boring stuff, that really is most important to those customers.
Now we’re going to transition. Obviously you’ve heard the retail, the wholesale side of the business, now we’re going to talk about the factory. Obviously this is where all the stuff behind the scenes happens and is going to need to happen for us to execute on our strategy. So for those of you that have been worried or are wondering about NGN or what does that mean, and for those of you that are speculating on wireless platforms, whether it’s CDMA or 3G or whatever else, you’re going to hear about that, as well as, as we think about the rest of the plumbing, which is around our IT or information technology infrastructure. The person heading it up is our Chief Operations Officer, Greg Winn. Greg and I have had a chance to work together for a number of years. In my opinion, again, he’s world-class. He knows this part of the business better than anybody I’ve ever seen or worked with, and now you’ll get to hear from him directly. Greg.
GREG WINN: Thanks, Sol. I guess you can call me “the plumber”.
My team runs what I call the factory. It’s the engine that powers all the great things that my colleagues have been telling you about. Our factory includes the network infrastructure, the IT systems, the engineering and the field forces, our billing functions, sourcing and procurement, buildings and real estate, and all the other things that go into delivering service to customers. I’m going to share with you a vision for a transformed factory at Telstra. I’ll describe the major components of the change program that we have underway, and, importantly, I’ll explain what we’re going to do to ensure that the outcomes we’re targeting actually happen.
My team just asked to deliver a range of integrated applications and services in a unique way for each customer segment with a high quality customer experience, faster than ever before, at low unit costs, where costs scale slower than our revenues. It’s really not that easy, but we’ve signed up for it and it’s well underway. Fortunately, at Telstra we have a good platform to build from. We have an extraordinary array of assets and capabilities. Our people — we have the deepest pool of telecom talent in this market. We have unmatched capabilities across a full spectrum of products and services and we have great reach into every corner of this nation. We have the financial resources and the ability to invest. We are one of the few large telcos in the world today which still has a full suite of its products in the portfolio. These things are one of the reasons that I’m here. But we’re aiming higher now, our customers want more. The factory was not built for what we need and today’s infrastructure, systems and processes need to be transformed. We have a clear vision; we’re going to create one factory.
One of the first things that we’re going to do is we’re going to provide a platform for rapid and ubiquitous delivery across integrated services platforms, networks offering a consistent customer experience, again with low unit costs, which are not low today, then we can scale cost effectively and it is aligned to the needs of our customers. One of the first things that Sol did was that he brought all the key pieces together under my leadership. Earlier he talked about the silos; we’ve knocked the silos flat. This used to be separate, but now we have an overall accountability for the factory.
We’re going to operate with four basic

principles: We’re going to do it once, we’re going to do it right for the customer, we’ll do it in an integrated way and we’ll do it at low unit cost. I like to have simple messaging for our employees so that they understand what we’re focussed on. We’re going to simplify the customer experience in our business. We’re going to make things simple, we’ll make them more intuitive for us and our customers. This is a transformational change which runs counter to the ingrained behaviour of the business, but the pay off will be extraordinary. It’s going to unleash value and energy right across the company and it will make the savings sustainable, not temporary. So this will have a lasting benefit for our customers, our employees and our shareholders.
Everything starts with our customers. Bill told you earlier that we will understand our customers better than anyone. The factory will take that knowledge and build the things that matter most. The things that are good for customers are also good for us, like getting things right the first time, like doing things quickly and simply. You’ve heard a lot about integration today. No-one in Australia is providing it. Telstra is uniquely positioned, we have all the pieces. The factory will provide the platform through which we will deliver innovative, integrated services available only from Telstra. We’re going to do some things differently to drive down unit costs. We’re going to take advantage of our scale, we’re going to concentrate our investments on a few strategic platforms, eliminating complexity and cost, while capturing scale benefits. Additionally, we’re going to rationalise the general supplier base. On new technology we’re going to standardise on off-the-shelf IT capability. Those of you that are analysts will understand the benefit of that. We’re not going to customise. Plus, our New Generation Network technology will be architected to deliver the high volumes at dramatically lower costs. We’re going to have less manual intervention, more automation, self service capability, all the while eliminating bad volumes. We’re going to work with world-class partners. We’re going to have deep relationships, securing a low cost of ownership and gaining early access to their innovation capabilities. These are some of the things the customer will notice: One touch, one click, instant activation, self service when they want it, fewer faults, often resolved before customers are affected, fast, first time resolution of queries and requests and a common integrated experience across networks and devices. Well, we have an agenda and there is major components. We’ve made it pretty clear in recent months that we need to reinvest in our network and IT infrastructure. There has been some under-investment, we’ve allowed the business to become too complex, we did not get here overnight and we’re not alone among the world’s incumbent telcos in having this challenge. But we are not equipped to deliver on our vision and we’re not ready for the exponential growth that is beginning to happen. As David Thodey told you, the IP growth story is no longer about the future, it’s here. Traffic volumes are growing like a tidal wave. We measure them here in terabytes. By the way, that’s one trillion bytes, and there is a lot of it going on. Our data and internet traffic has more than doubled in the last year and is up seven times since 2003. Right across the business we’re seeing the volumes grow faster than revenues. Here, we can see how Justin’s customers at BigPond are downloading data over broadband at a rapid rate and well ahead of the revenue growth curve. The same is true in our mobile space. The price per mobile voice minute has been falling steadily, and of course mobile data volumes are sky rocketing as well. So the sector is going through a fundamental change and we need to change our business accordingly.
So we’ve established that we have a clear need for change. We can’t deliver the customer experience we aspire to without it. Our vision is for profitable integrated services and it demands that we make change. The two biggest areas of change are obviously our network and our IT infrastructure, and we are going to transform both. Let’s start with the network, which underpins and is the foundation for everything else that we do. The telecommunications business is incredibly complex. We’ve let this network become more complicated than it needs to be. We have multiple mobile networks, and I’ll talk more about that later. We have two major fixed access networks and multiple data networks. This adds cost, reduces reliability and affects our customer experience. Across the various domains we have 334 different network platforms. Many of these are redundant or overlapping, they’re hard to maintain, as well as costly and difficult to deploy our new services over. Life used to be simple when we just had a basic network carrying the basic three-minute voice call over copper, but things soon changed. We, as others, introduced Pair gain systems to provide better utilisation of copper, a decision that we’ve lived to regret. We added remote switching infrastructure, and then we kept adding and adding, switching technologies, transport technologies, multiple evolutions of mobile technology. We closed one down, the old AMPS network, but we’re currently running three networks. We have multiple data networks for corporate customers, including X.25, ATM and Frame Relay, all of which are still in the network today. We have duplicate broadband data networks, Cable and ADSL. So you get the picture; we’ve put a lot of stuff into the network and we’ve never taken much of it out. Then, of course, this is happening not just in one place, but in multiple locations all over the country.
To add this complexity we have a vast array of vendors and there is going to be fewer of them. Incremental change is not going to be enough. In any case, the infrastructure is just too complex to gradually disentangle and evolve, and as the new technologies emerge and mature to support where we want to take our company, we’re going to make a transformational change. We’re going to replace and decommission the infrastructure while we deploy new. Today we have dual cores running at about 1.2 terabytes per second over 52 core routers, each with separate architectures, systems, operations and cost structures. The new core will provide a robust, scalable backbone for all the services we deliver, running at 92 terabytes per second, a 77-time increase in speed over 28 core routers for a net reduction of 24 routers. Big cost savings and a lot simpler. In our technology workshop, tomorrow, you’ll get a chance to hear more details on all of this.
So to our multiple transport technologies. Our next generation ethernet will provide common, carrier-grade aggregation for all traffic onto the IP core. We’re going to run four times faster, while removing 750 ethernet platforms that we have out there today. It’s going to be cheaper, it’s going to be more reliable than our current architecture, it will support the capacity and demands of new applications more cost effectively, especially in video and IP obviously. We will simplify at the multiservice edge, with a single operating support system architecture, with an eight times speed increase. We’re going to remove over 1,000 edge devices and we’re going to support the common services to our customers, regardless of the access network. So this will provide connectivity for the business customers, be it Frame Relay, ATM, ethernet over a common IP core. We will provide support for our customers who need to migrate in a timely fashion off their legacy data.
The support voice services over the core include POTS and voice over broadband. We’re going to have a new level of simplification in flexibility. We’re going to have high capacity soft switches. The high capacity soft switch has up to about 2 million lines each, versus 120,000 lines in a traditional class 5 switch. Our plan is to implement five mated pairs of soft switches. That’s 10 in total, serving over 5.4 million PSTN and ISDN lines. It’s going to provide for a full, redundant, resilient network and we will take out 116 class 5 switches in five cities. It’s rapid deployment of new services through software updates, the price performance curves will follow Moore’s Law-style of economics. The new architecture is designed to accommodate multiple access technologies. We will deploy the best access technology in each part of the network. We will be investing heavily in 3G wireless, and you’ll hear more about that in a few minutes, and the copper network will still be around for a long time, especially outside the densest areas. We’ll be deploying more fibre into the network. We want to deploy fibre to the premise in our greenfield or new build sites, fibre to the node in existing areas where it makes sense, and we’ll support very high speeds required by many of the new applications and services.
So what does it mean? For Telstra a simpler environment and for our customers a simpler experience. Higher reliability, faster speeds, fewer outages, faster services. We’ll have common standards and platforms, lowering our costs. The customers will have the same experience across multiple devices and networks. We’ll have faster development and deployment and the customer gets early access to innovative solutions. Again, lower unit costs, competitive pricing. In the new environment our new IP services will be developed in a fraction of the time taken for TDM-based services today; months versus years. We’re going to have consistent standards in a horizontally layered network, not a vertically siloed network. The network architecture will accelerate new deployment. This means new integrated services, which are simply not practical today, become highly cost effective. Unit costs will follow the rapid declines associated with IT hardware performance improvements. We’ve seen price performance of IP telephony hardware triple in the last two years.

This new capability will be good for the country and the economy as well. Higher productivity, higher GDP, greater global competitiveness. This is the platform that will allow us to deliver truly differentiated, integrated applications and services, and only Telstra will be able to do it.
The deployment will be planned to occur over the next five years. We’re going to deploy 12 megabit broadband across five cities: Sydney, Melbourne, Adelaide, Brisbane and Perth. We’re going to cut over about 5 million POTS lines to soft switches and we’re going to replace 116 expensive to run and maintain class 5s. Of course, all of this is subject to regulatory outcomes.
We will remove redundant and outdated platforms. It’s going to be good for the network and good for our customers, who will benefit from more reliable, next generation platforms. The first wave of this program has already been designed is now being launched. Here’s a high profile example, you may have read about this one, everybody else has. We have a highly complex, overlapping mobile environment. Three different networks, each with their own mobile data architectures. Whilst CDMA’s coverage benefits were critical for our rural customers years ago, they don’t help our GSM customers when they travel beyond GSM coverage areas. This made some sense at the time because CDMA coverage was far superior to GSM. But new developments mean now that GSM has the same reach, or can exceed CDMA, and the duplication is expensive. There is a cost penalty to this complexity. Over the last few years we’ve spent over four times as much CAPEX per CDMA subscriber than we have on GSM. At the same time we spend more than three times the CAPEX on a cost per originating minute of use, than GSM. We must and will change this. This is a great example of what I said earlier about needing scale to get our unit costs down.
So today we’re announcing a plan to deploy a

nationwide 3G GSM network. We’re going to be the first Australian telco to deliver wireless broadband nationwide, it’s going to be in the 850 megahertz spectrum, it’s going to offer multiple benefits, including higher data speeds through HSDPA, with upgradeability — and this is important; we’re designing it so we can just do a card plug for a Super 3 and then 4G. The CDMA customers will have a migration path to the same or better services than they have today, and our 3G service will have the same, or better, range extension than the CDMA network today. Our network costs and complexity will be dramatically reduced, the customer experience for all customers rural and metro, will be enhanced, and we will be reviewing this plan, obviously, with the government. This is a major step forward for our customers and our businesses and we’ll manage it carefully. Over time we’ll unify all of our mobile customers on a single platform, with benefits for all, whether on CDMA or GSM today. All our customers will get faster speeds. HSDPA will offer up to 14.4 megabits peak, and is upgradeable to Super 3 at 100 megabit, and 4G, advertised at 1 gigabit. The same coverage and technology for all Telstra mobile customers, city and country. We’ll have superior in-building coverage for voice and wireless broadband services, and superior international roaming for our current CDMA customers. CDMA customers will gain access to the same or better coverage, better in-building coverage, faster speeds, better international roaming and a better experience. The GSM customers will enjoy improved speeds and expanded nationwide coverage, and we will significantly reduce the complexity, improve our mobile cost position, and, again, we’ll review this important change with the government.
Let’s move on to the second major component of our transformation. It’s probably one of the naughtiest ones, and that’s the IT situation. Just as we saw on our network, our IT infrastructure is extraordinarily complex. This is true both in business support systems and operational support systems. This is not what we call one factory. The cost and effort involved in making all of this work together is extraordinary. This must and will change, and we cannot implement our new capabilities until we make it happen. Therefore, it’s a very high priority. You’ll see in a moment that we have an aggressive plan to address this. The current environment simply doesn’t support our vision. To take just one example, taking a multiproduct order is far too hard today, for us and for our customers. This is a critical operational and strategic issue and we’re going to tackle it head-on. The two main things we’ll focus on: Implementation of fundamentally new capabilities in both the BSS and OSS areas. These capabilities are needed to help us manage the Next Generation Network and the capabilities I’ve just described. Dramatic simplification of platforms and products and plans to pave the way for the implementation of these new capabilities. We’re going to deliver this next transformation over the next three to five years, focussing on two major domains. CRM, billing and customer care will transform over the next three years, and our OSS systems will follow our network, New Generation Network, as we deploy it over the three to five-year time frame. But I want to be clear; the new capabilities are going to start to be deployed in mid-2006, less than a year from now. The early focus is improving on the quality of customer information, our CRM capabilities, market based management and front of house simplification. Today our billing and care is product focused, tomorrow it’s going to be customer focused. Today our OSS is network focused and tomorrow it’s going to be customer focused.
We have an aggressive timeline. How are we going to do it? One, we’re going to have a few world-class partners, and, two, we’re going to avoid custom builds and IT space. We have a defined plan which will radically simplify the systems environment. We’re going to remove some 80 per cent of our systems mostly in the next three years. When I say remove them, we’re removing them. They’re going to be cut dead and no longer will be available. Multiple benefits: We got less complexity, less costs for your outages and easier training for our front end employees.
Here is a view of the future, ordering and managing integrated services. It’s a scenario. Kaye’s family have just moved into their new house. Kaye wants to connect the new home to the internet and activate her home phone. She calls Telstra on her brand X mobile and talks to a consultant to arrange her connection. Kaye has a previous account history with Telstra, and other members of her family have mobile phones with a mixture of carriers, including Telstra. The consultant captures Kaye’s details and checks her credit history. Once the details are entered, the CRM system identifies her microsegment profile and guides the consultant to recommend Telstra’s “integrated communications for the family” offer. The consultant explains to Kaye the components of the integrated offer; home phone and home broadband, mobile phones and 3G mobile broadband, integrated messaging across all of the services, one integrated subscription price. Kaye accepts the offer for herself and her three children’s mobile phones, giving Telstra two win backs. The consultant selects the accepted product from a single line item on a screen. The service qualification indicates that the PSTN and cable services, along with integrated messaging, can be activated instantly. Kaye can plug in her phone in her existing modem for immediate use. The mobiles that are already with Telstra are immediately on the new deal and pick up of SIM cards for the win back phones is arranged with Kaye. Kaye can now go on-line and set her messaging preferences. She also uses the web to establish her billing preferences, including how the bill is delivered, the notification method and sub-accounts set up and preferred payment methods. One bill is produced for Kaye’s integrated product, all services, Kaye receives an SMS advising that the bill is available on-line for viewing, and Kaye browses the bill on-line, using her 3G phone. The bill accurately reflects the agreed price and services, Kaye authorises payment of the account from her mobile, and a receipt for the payment is sent to her nominated email address. The integrated experience. There was one call, a needs-based offer, instant activation, self service customisation, on-line billing and convenient interactions. Here is another view from a proactive fault management standpoint. I’d like to say, it’s our intent that our customers won’t have faults with this type of a network, with the way we’re going to build it. But assuming we do have one, this is how it will work.
After an upgrade of Telstra’s firewall software, an automated service tester system checks access to the internet and reports on the outage in our network management system. The firewall is used for internet access and the problem is likely to prevent access to the internet for a number of Telstra’s customers. Paul, a Telstra engineer, receives the alarm and, using the network inventory and the service level agreement management systems to review the impact of this service failure, determines that ABJ Corp and some BigPond customers are affected. Additionally, the systems have detected that ABJ Corp has an SLA that may be affected. Paul reviews the trouble ticked automatically raised by the system and confirms that a severity 1 is appropriate, given the impact to BigPond and ABJ Corp. Telstra’s network monitoring system automatically communicate with the corporate notification system, an alert is automatically recorded on ABJ Corp’s enterprise portal, and as for customer preferences within the portal, an email is also sent to John Key, an executive with ABJ Corp. Information messages are activated on IVR for inbound calls from BigPond customers.

Paul investigates the fault, using the network management system. He confirms that the firewall is indeed the problem. He determines that to fix the problem, he needs to roll back to the previous software. After executing the roll back, he validates that the fault has indeed been fixed and tests that the internet access is restored. Paul closes the trouble ticket, which triggers automated updates to ABJ Corp, the enterprise customer report portal, the call centre IVR. If the outage caused the customer SLA to be breached, then notification is sent to the account team for proactive follow up with the customer. The future experience; proactive fault detection, fault avoidance in many cases, customer level impact assessment, early notification, rapid resolution. Okay, making it happen. This is the key deal, how are we going to get this done?
That’s going to require some significant investments. We’ll invest significant CAPEX over the next five years to transform our business. Over $10 billion to build the NGN network, including the wireless nationwide 3G, and over $1 billion transforming our IT capability. The CAPEX to sales ratio, and John will talk to you, I think, a little bit more about that, is going to be reduced to the 12 to 13 per cent year range by fiscal year 10, and our headcount reductions, previously mentioned, across the business will be six to 8,000 over the next three and 10,000 plus at the five-year mark. We’re going to contribute over $3 billion annually in improved cash flow by fiscal year 10, 2010. So it’s not just an infrastructure transformation, there is over 50 other elements that we have underway.
So I want to talk about how are we going to handle this. We have a centralised program office to orchestrate the effort. Our program office director is a gentleman named Stuart Lee. He’s a Telstra veteran and well-respected in our company and he has hands-on 100 per cent leadership. Stuart reports to me. I’m accountable for the overall program delivery. I’ll have regular reporting to both Sol and the board, and through a series of working teams, that we’ve already formed, we’ve assigned them to each major element. We have a “benefits now” team driving rapid savings and they are already implementing savings worth hundreds of millions of dollars this year. Business simplification and process improvements are going to create large opportunities which pave the way for the new infrastructure, provide significant benefits prior to the implementation of our new infrastructure, for example by retiring redundant platforms, and then the infrastructure transformation, we have lots of teams working in the network and IT spaces to help do this. At the same time they have the normal support function of financials, initiative cracking, communications and training. We’re following some clear principles. This is going to be different than previous programs at Telstra. It’s going to be pushed harder, it’s going to be tracked harder and it’s going to be managed better. We have a strong governance process and we have the right resources and program management, and we’re going to focus on the value delivered for our shareholders. We’ve identified the key measures that matter to customers and to our businesses. These are just some examples. We break them into three categories: A customer experience. Driving the outcomes that matter most to our customers, the factory efficiency and productivity, getting our unit costs down, infrastructure, health and performance, keeping our service levels up. Pretty simple. We’ll be tracking these and other metrics relative to targets and holding our teams accountable for their outcomes. The change program is already underway and we’ve accomplished a lot in the last few months. We’ve already created the program office, we’ve launched BigPond wireless broadband, we’ve redesigned the engineering organisations and we’ve changed our capital allocation process in this business. We’ve built a common blueprint for change, we’ve identified hundreds of network and IT platforms that will be capped and exited. So we have a lot of things going.
Then one more thing. Today I’m announcing that we have selected, as of a few hours ago, some vendors and strategic partners, and I’ll just name a few. There is a lot of negotiation still underway and I’m only going to identify some few major elements. First and foremost, Alcatel has been awarded the contracts for our next generation soft switches and most of our access platform. Cisco is going to build our IP core, there will be a strategic vendor with us as well and working with us in the business, in the large enterprise markets. In our 3G area we have selected Ericsson. They are going to build our nationwide 3G platform, along with a clear path to Super 3 and 4, and then, in our first of what will be a series of upcoming announcements around the IT side, for the front of house CRM customer experience, through to the billing side of it, we have awarded the contract to a consortium of Seibel Keenan, and the service integrator will be the Accenture Corporation. So those are the first major announcements, we have probably have four or five others over the next week or two as we close and make our final selections.
Okay, as I said earlier, we’re going to do it once, we’re going to do it right for our customers in an integrated way, and at a low unit cost. So, in summary, we have a clear vision of our one factory. We’re transforming the business, we’re going to deliver on our vision and we’re going to invest substantially to do so. We will deliver dramatic cost reductions, plus new capabilities to enable sustainable growth, and our customers will have a truly differentiated experience, only available from Telstra. I guess I get a question, too? One for the plumber.
SOL TRUJILLO: Yes, one for the plumber. Greg, again, much like what I talked about with David

Moffat, there is a lot that you have been driving, there is a lot of change that we’re going to be making, but obviously, again, when you’re into the operations it has to be executed by people and it has to be executed by thousands of people in order to pull off what we’re talking about doing. So what are your plans about the techs, all the people in the trucks, the people in the centres and all the people that have to make this happen?
GREG WINN: That’s a great question, Sol, and now that we’re going to be done with this investor stuff and board meetings and all that, we can get out with the guys that got to do the work. We’re investing over $200 million in training over the next few years for our field forces and the appropriate engineers and staff. We’re making it — one of the number one transformation initiatives is, we are going to train our people, they’re going to be the best trained in the industry, not just in Australia but in the industry, and all of our partners that I’ve announced earlier have signed up for the training initiatives. But, again, we’re going to invest over $200 million and we’re going to get it done and get it done right.
SOL TRUJILLO: Great. Thank you, Greg.
Let me just make one other comment relative to what Greg has talked about because I want to be absolutely clear. The undertaking that we have here is more comprehensive than any that you will have seen in virtually any telco around the world. The reason why is because telcos have done transformations around their fixed lined, or they’ve done transformation around their wireless business. What we’re going to be doing is doing both at the same time and we’re going to be doing it in a dramatically shortened interval from what you’ve seen announced from other telcos around the world. Because we are going to be integrated and the best way that I know how to do it and Greg knows how to do it, and all the rest of our senior leadership team knows how to do it, is the way that we have discussed this morning.
So now we’ve finished talking about that core telco, if you will, in terms of the classic telco business. But now it’s time to talk about another important part of our portfolio and that is the information, search and transaction part of our business, in addition to the connection of buyers and sellers. That is the business called Sensis. What I’d like to introduce to you now is our leader of that business, Bruce Akhurst.

15 November 2005	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of presentation by GMD Telstra Business & Government at the Telstra
Investor Day
In accordance with the listing rules, I attach a copy of the transcript of the presentation by David Thodey, Group Managing Director Telstra Business and Government at today’s Telstra Investor Day, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Sol Trujillo: Talking about what is coming, we will have David Thodey come up here and talk about the large business, the government services sector of our business as well as small and medium enterprise.
Obviously, this has been a highly intense competitive segment of the marketplace, and David has faced a lot of this since he took his job, and faced a lot of these pricing pressure issues. I think you are going to hear from David a story about how you can work this transition. David.
DAVID THODEY: Thanks, Sol, and good morning everybody. It is always nice to go after David because he has spoken about consumer customers that are my customers as well. And I especially like the WhereIs function, where I can find out where all my reps are at any time of the day. So thanks, David, I will be working with you.
The business segment: it is dynamic, it is competitive and it is exciting. What I want to do today is to talk a little bit about what we are going to do in this market. Sol mentioned earlier this morning that it is going through a strategic inflection point that presents tremendous opportunity for us if we get it right. So, as we have tried to look at our strategy over the last three months, there have been four questions that we have gone through that probably are the same sorts of questions that you ask when you meet with me. They are as follows:
First, is there truly growth in this market and can we capitalise upon it — us being Telstra?
Secondly, is there truly a differentiated strategy based on value? When I say value, I mean creating value for our customers that is sustainable going forward.
Thirdly, how do we do it at the lowest possible cost benchmarked against world standards?
Fourthly, will it truly drive shareholder value?
They are the four questions. What I am going to do today is just to touch on those four questions as I go through and give you a bit of an insight into the market and what we are going to do. First, let us recap on what Telstra business and government, the division that I am responsible for, actually does do.

There are four customer groupings here that we are responsible for. It goes from the small and medium business, spending about $10,000 per year, through to the very large corporate spending in excess of $100 million.
All these various groupings have different needs, different requirements. We refer to them against these four, and we have organised accordingly, against small and medium enterprise, large corporate, government, and what we call the very large integrated accounts.
Today I am not going to talk to the individual strategy against each of those segments, I am going to try to talk to a broader view. But I am working carefully with Bill on how to define the SME market, because it is so important that you differentiate there.
As you move into the top end market, they become segments of one because they have very unique requirements and they are very customised and the important point there is how you create value and also how you make money. So that is the market we are responsible for.
What is going on in this market? I read many analysts’ briefings that talk about what is going on in the market. Let us talk you through our view of what we are seeing in the market.
First, on the left-hand side, it shows total market growth going out to 2008/09. Immediately, you see in terms of the addressable market, the bottom area there, which is the carriage component, is declining at about 3 per cent per year. That does not tell the whole story, because underneath that you have mobile growth, IP growth and data growth all taking off at very strong growth rates. Where the true growth is in the market is in what we call the applications and the services area. This is the glue that truly allows you to differentiate yourself in the market, and it is growing.
The second point I want to make is that within the carriage market, over the last couple of years we have stabilised our share. This is critically important for us because without that share retention we cannot continue to build our relationship with our clients. So share retention is very important.
So there is growth in this market. And we are doing okay in the carriage part. But we have to go back and say, what is truly driving demand in this market? Let me briefly touch on that, then I will come back and talk about this inflection point in terms of technology that potentially creates an enormous opportunity. Let us talk about the demand.
Customer demand for services, solutions, mobiles and data is very strong. What it is being driven by is our customers — not technologists, it is being driven by our customers. They demand more bandwidth to be put in in terms of their front of house, and data rich applications. It is about how they deploy IP telephony; new call centres needing faster and more efficient operations.
Many of them are putting in mobility solutions for their mobile workforces and that is a critical component of any consideration for a large corporate today. This is driving tremendous growth in our data traffic.
Sol showed you a chart earlier that showed the overall company growth in terms of data traffic. Just in the business market we are seeing five, six, seven, eight fold increase in data traffic and we are talking about terabytes of traffic each month. This is an explosion of demand.
Also, in mobile calling we are seeing mobile minutes growing at a healthy 7 per cent. So there is no lack of demand in this market at all.

As we have talked about today, the need for communications and businesses is ever growing and it is how we capitalise upon this and truly add value in the process.
That brings me to the second point: IP is this inflection point that we have talked about in our industry for many years. But it has truly arrived. IP will be the dominant architectural standard for all our networks going forward. But it is very important to understand that IP is not just about building a network, there is far more to it than just that. As important as that is — and that is why working with Greg, and Greg will take you through it later on — this building of one core IP network is so critically important for us in delivering services to large corporates in Australia and to small and medium business.
But what is important when you look at IP is what you do with it. First, there is the value-added services layer. That is very important because customers want to look at how their network is operating at any one time. They want to be able to configure their networks dynamically. This is critically important. IP networks are not static networks, they are dynamic, they are more like running a large computer network, so very important.

Then there is the solutions and services that are built around this core access network. This growth has already started. 70 per cent of our large customers are already on their IP migration. That is a large number. What is even more impressive is that 62 per cent compound growth in terms of the number of IP access sites that we have rolled out over the last three or four years. This is just taking off and it is very exciting.
You say: Well, how are you actually creating value for your customers, because you have this one single digital network, what is driving it? We spent a lot of time on this because we do not just go in and talk about IP networks and MPLS calls, we talk about the value it is creating to our corporate client. It is about delivering remote health services when we go into Victoria, it is about education and remote learning, both from the city to the rural area, but even more importantly from the United States here into Australia or from Europe.
These used to be a nice demonstration that used to be a little bit impressive, that is now becoming a reality. Even here in New South Wales we are providing remote learning on the core IP network in the Department of Education, and it is working today.
Also, we have conferencing collaboration, new retail networks being rolled out that are far more data rich, so the experience for the retailer’s customer at the point of sale is far different from what it used to be. I could go on and on — financial services, content distribution, et cetera. So this is exciting and it is about creating real value.
You say: What is your strategy going forward? Well, it is very simple. I like being simple because I can only remember about three things at any one time. The three strategies are as follows: First, we will lead the IP migration, we will not get caught in our legacy and we will lead with IP as we go forward, with every customer, every interaction. So IP transformation is critically important.
Secondly, we are going to build an exclusive suite, a Telstra-only suite of applications and solutions that we will wrap around this IP core network.
Lastly, we will continue to differentiate on customer service and value creation. These are hallmarks of what Sol spoke about this morning and we will continue to do this as we move forward.
What we will transform to become — and I have spoken about this before — is an integrated carriage services and solutions company or division. That is a big change for us as we are delivering true business outcomes to our customers.
I thought today, rather than going through each of those, I would try to give you some examples of what we are doing with some of our customers, because I think it brings it to life against those four customer groups. I will go through those pretty quickly, but I think it gives you the sense of the different types of engagement we have with our customers.
The first is an integrated account, a good Australian icon brand, Qantas. At Qantas we have what we call an outsource relationship. We manage the total network environment for Qantas, and that is around the world. That is 300 sites, 22,000 ports. This is a mammoth undertaking. At Qantas, we both manage that core IP network, but more importantly we spend a lot of time with Qantas in terms of understanding their business requirements and how we can help them. So we are involved in network consulting. In the aviation industry we have experts who just work within the aviation industry, building, for example, a managed radio network on the tarmacs in Sydney and Melbourne. It is all about applying our technology to true business needs.
You see there around the core network all the areas that we have been working in. We are already starting to roll out IP telephony, we have already done it at Westpac and Woolworths and are now doing it at Qantas, who have the internet experience on the frequent flyers website. This is important and exciting stuff.
Wireless data solutions: in terms now of the flight attendants, when you fly to London they carry a Blackberry. If you have any problems on the plane, they put it in on their Blackberry and hopefully by the time you have got to your hotel room, they have got some flowers or fruit there to say they are sorry.
We have taken over more and more of the Qantas in-house operations that have allowed us to grow our revenues as we have delivered these through applications.
Let me talk about a couple of Government examples. Here is a great one, the Victorian Government. We are rolling out the IP network there at the moment. It will be over 3,600 IP sites right across Victoria. We believe it will be the largest IP network in the southern hemisphere by the middle of next year.
This is a mammoth undertaking, working with Mick Rocca and his team, they are building this out. This is like a mini Snowy Mountains scheme. I want you to understand, this is not small stuff, this is big stuff, and you really need to have a good partnership as you are going forward.
More than that, we are working across the Victorian Government in their health systems and in their call centre operations, helping them to deliver efficiencies and truly add value and where we are different as we go forward. So that is a good government example.
Let me talk about Centrelink as well, because Centrelink is actually one of the most innovative users of technology in government around the region. Last year we were presented by Centrelink in the United States with a leadership award in terms of the use of speech recognition software, which is their application supporting students wanting to ring up and find out where their latest fees are coming from or register a change of status. With Centrelink, we are rolling out an IP core network, we are very involved in enabling many of their field force with wireless data applications that are specific to the Centrelink operation, all about providing great social services. Again, this is not just about building an IP network, it is about how you use it and what you do with it as you go forward.
Another great example in the industry segment is here in New South Wales, AGL. Again, we have put in a big IP network for them, but we are spending a lot of time in terms of how they can transform their business and service delivery out in the field, about how they enable their field force in terms of fixing gas and electricity problems, about how we use location-based services with them in terms of dispatching people in the right order; similar things to what Mick Rocca does. So these are exciting applications.
But this is not just for the big end of town, it is equally appropriate to the small and medium enterprises too. Just a few examples — 1300 Rubbish, a great new company, they use all wireless communications with their trucks in terms of how they pick up rubbish — something we would not have thought about a couple of years ago, but now has become very accessible for a small company. I am also glad to say they are a great user of BigPond, so we are able to pull together BigPond, wireless data mobility into one application, all wirelessly enabled.
Another application is Drug Arm, that once they meet someone, they can register them, get into the social services database, see what their history has been, et cetera.
What I am showing you here is just a few examples of things that we are focused in on. You could think that they are just one-off examples, and in many instances they are, but the big challenge for us is how we systemise this and make these into true offerings that we can take to a large selection in the market.
What I am delighted to announce today is a change to my organisation structure. We are going to announce an exclusive Telstra-only suite of applications and services supported by a dedicated organisation. We have spent the last few months going around the world and really making sure that we are in line with what we are seeing in worldwide trends in terms of the establishment of these sorts of competency centres. We have looked at Telefonika, British Telecom, and Bell Canada, just to name a few.
What we have come back with is, firstly, a set of seven services applications; and, secondly, nine core application areas that we are now announcing new managers to be responsible for these areas effective today. We are going to demonstrate some of these after the presentations this morning, so I will not spend too much time on them now.
They are the sort of thing, like wireless data applications or call centre and speech recognition, that we have done for a number of years, but we are bringing teams together and we will have a dedicated manager responsible for the delivery of these exciting differentiated applications.
One other point I want to make: we are only going to do this if they are Telstra exclusive, i.e., no longer are we going to share applications among other providers, they are going to be Telstra exclusive. It is very important because we must have differentiation in the market.
Let me now move on to shareholder value, because this is important. You might say, well, that all sounds great, David, sure, there is demand there, but is this going to drive real value for the shareholder?
We are going to focus in on three areas: first, new wave revenue growth; secondly, we are going to drive productivity and cost improvement; and, thirdly, we are going to continue to deliver world-class customer service.
So what commitments are we making today? Let me go through them. Well, if we get the strategy right, which we believe we have, firstly, we believe we can grow our revenues faster than the market. The current market forecast is 3 per cent growth and we think we can at least exceed that as we go forward.

Our revenue share of what we call new wave revenues, which include IP, mobile, applications and services, will grow from 35 to 45 per cent as a share of our total revenues.
Thirdly, that new wave revenue growth will grow at a minimum of 15 per cent, and in fact over the last three years has been growing in excess of 20 per cent.
We believe by doing this it will slow the decline in our core carriage revenue streams. When you sell an application with the carriage around it, you are far less into a price competition and you are more about business outcomes.
Fourthly, we will sign longer term contracts and target share of wallet with our large corporates. We believe that we can deliver strong EBITDA as we drive into applications. As you know, services has a lower EBITDA, applications has a stronger EBITDA. We think that we will have lower cost support due to the next generation networks that Greg will talk about.
Let me pause here for a moment — this is critically important. Much of our cost is caused by that complexity of the network that Sol put up earlier this morning. If we can simplify that, we can take enormous cost out in terms of interactions with customers and all the configuration work that inevitably happens when you are running such a complex network infrastructure. We will commit to a 10 per cent productivity improvement across our workforce and we will have lower capex intensity as we focus in on cashflow.
We believe that we are in a strong position to win. We have an outstanding group of people. We have over 7,000 professionals in Telstra business and government, all absolutely outstanding individuals. We will continue to refresh and bring in experience, but we have just a tremendous group there.
We will have this Telstra-only suite of applications, services and solutions. We are the only provider in the market that has true end-to-end capability all the way through. And, let me stress, this is very important when you are relying on a network provider like us to deliver against mission critical applications.
We have outstanding experience, delivery capability and there is no question that we are going to be a winning team.
So, in summary: there is growth in this market and I think we can capitalise on it. I think we have a truly differentiated strategy base around applications and services. We will continue to be the low cost provider as we benchmark ourselves against others in the industry.
And, lastly, we will drive shareholder value through revenue growth, new revenue streams, new customers, new offerings, and as we drive through into productivity.
So our strategy is set, and the key for us is execution. Thank you very much. Let me pass you back to Sol.
SOL TRUJILLO: David, I always smile whenever I listen to David, because he is so intense about customers.
I apologise to you, David, I had to step away because this guy named John Chambers was insisting on talking to me this morning while we had this meeting. Greg will talk a little more about the relationship we have with Cisco going forward.
I am going to apologise because I am asking you a question that you maybe talked about, but I want everybody to be clear on. Everybody talks about IP in the industry, about IP is the way of the future, all these things. So as you talk about competing in the marketplace and you are competing with brands X, Y or Z, those other companies, they talk about IP too. So really what is different in terms of what we at Telstra are doing as opposed to them?
DAVID THODEY: It is a good question, Sol. I usually reply by saying, firstly, how big is their network, how long has it been running for? And I usually say, so what? So what you have an IP network, what are you doing with it to make a difference to customers? That is the critical thing. If you do not have those applications and services around it, really it is just another technology, delivering, yes, greater bandwidth, and I find they are usually competing on price, and I do not do that.
SOL TRUJILLO: I think from David’s story, we are no longer about being Pipe Co., which is really when you talk about bandwidth and IP and all of those things, it is about being a pipe company, it is about being a commodity, therefore you compete on price. You see here from David, that kind of story is going to change, it is changing and there will be more of it as we talk about this business.
So we have focused on the retail side of the business up to this point of time, now we are going to talk about wholesale, because I want to be absolutely clear that wholesale customers are important to us as well. We understand the core need set of customers that are in the wholesale space as truly being differentiated around service and service delivery, because they have their customers, they need the high quality, they need the bandwidth, they need the carriage. They need all the things that we can deliver very well and maybe, being candid here, better than anybody else. The person to talk about that best is Deena Shiff.

16 November 2005	Office of the Company Secretary

The Manager

Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra Technology briefing
In accordance with the listing rules, I attach a copy of a presentation to be made today, for release to the market.
Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Technology Briefing 16 November 2005
Disclaimer These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

1

Greg Winn Chief Operations Officer
Major Elements of the Change Effort Critical enablers Next Generation Network Transformed IT capability Strategic Partner Relationships Program Project Management *

2

The Build will be Guided by Four Principles Principle #1: Do it once
- Right first time, every time — Simplify, standardise, focus — Less of everything — fewer products, platforms, applications, processes, vendors — Capture the benefits of scale through focus
Principle #2: Do it right for the customer
- Invest against the things customers value
Principle #3: Do it in an integrated way
- One Factory — End to end approach — Whole greater than the parts
Principle #4: Do it at the lowest unit cost
- Scalable — Costs grow slower than revenues and volumes — Limited manual intervention
* FTTP (greenfield) FTTN Copper We will Implement a Next Generation Network IP / MPLS Core Frame Relay & ATM Next Generation Ethernet Ethernet Multi- Service Edge 3G Mobile Fixed and Wireless Soft Switches A new IP/MPLS-based core network, providing a robust, scalable backbone for all services Next generation Ethernet, aggregating all traffic onto the common core Multi-service edge, providing connectivity for Frame, ATM or Ethernet all on the same core Fast, reliable Broadband access in high density areas 3G and Softswitches providing the key voice features for the customers Next Generation IT Systems (OSS / BSS) *

3

Timeline for NGN Build (5 Major Cities) Year 6 FY11 · 3G wireless · IT · Class 5 & Class 4 · Soft Switches · ATM-Core Exit • Multi Service Edge · Next Gen Ethernet • IP/MPLS Core · Broadband Access IP-DSLAM & FTTN(MSAN) Year 7 FY12 Year 5 FY10 Year 4 FY09 Year 3 FY08 Year 2 FYO7 Year 1 FYO6 Major Milestones: NOV 2005 Exit Build Complete *
Jim More General Manager Access Infrastructure

4

Frame Relay & ATM FTTP (greenfield) We will Implement a Next Generation Network Broadband Access FTTN Copper IP / MPLS Core Next Generation Ethernet Multi- Service Edge 3G Mobile Fixed and Wireless Soft Switches Ethernet *
Delivering Multi-service capability over an IP Network Video Conferencing Multi-channel IP TV Video-on-Demand High Speed Internet • Capable of delivering integrated triple-play of voice, data and video services VoIP *

5

Where we are Today Copper Optical Fibre 5 Major Cities: • 5.4M PSTN/ISDN Services · 1.1M Broadband services · 1.5Mbps Data speeds · 97% Broadband coverage Exchange Pair Gain Technology
Transforming Access to High Speed Broadband Exchange Fibre to the Node • DSL equipment installed within 1.5 kms of customers · 12Mbps data speeds to 4M service addresses using ADSL2+ · Fully provisioned for fast connection · All broadband blockers removed *

6

Exchange DSLAM FTTN Delivering at Least 12 Mbps • Maximising speed from ADSL ADSL2+ 0 12 0 5 Copper loop distance (km) Speed (Mbps) ADSL2+ 0 12 0 5 Copper loop distance (km) Speed (Mbps) 1.5 km 100% customer coverage with ADSL2+ for the 5 Major Cities footprint · Two thirds of customers will be served by FTTN, and one third by exchange based DSLAMs *
Transforming Access to High Speed Broadband Fibre to the Premises Exchange Optical Splitter FTTP (Fibre To The Premises): • Deployed in greenfield new estates · Voice & high speed data · Video on RF overlay, or over IP · Technology evolving from Broadband Passive Optical Network (BPON) to Gigabit Passive Optical Network (GPON) Optical Fibre *

7

A Faster, More Convenient Customer Experience With preprovisioning Travel Time Connection Time Order Entry & Dispatch Next Job Without preprovisioning Order Entry Customer online Customer online Doing it right for the customer is better for them and Telstra Pre-provisioning customers for high-speed broadband access allows rapid activation and saves cost *
Deployment • Upgrading 450 exchanges · Installing 20,000 Nodes (FTTN) · Conditioning the copper network to enable 12Mbps service - Removing 7,500 Pair Gain Systems - Removal of loading coils - Removal of bridge taps • 3 year program • Fully provisioned high-speed broadband to 4 million service addresses · All PSTN services in the footprint area will be migrated to a Multi-Service Access Network with an IP core Year 6 FY11 • Broadband Access Year 7 FY12 Year 5 FY10 Year 4 FY09 Year 3 FY08 Year 2 FYO7 Year 1 FYO6 Major Milestones: Build Complete NOV 2005 *

8

Bill Felix General Manager Core Networks
FTTP (greenfield) FTTN Ethernet Copper We will Implement a Next Generation Network Backbone Network IP / MPLS Core Frame Relay & ATM Next Generation Ethernet Multi- Service Edge 3G Mobile Fixed and Wireless Soft Switches *

9

Delivering Multi-service capability over an IP Network Video Conferencing Multi-channel IP TV Telecommuting Video-on-Demand High Speed Internet • Capable of delivering integrated triple-play of voice, data and video services VoIP *
Where we are Today: Separate Networks • Services & applications tightly coupled with disparate networks & access types · Systems custom-built & vertical for each network & access type · Not aligned with future product direction GSM/GPRS/3GSM CDMA/1xRTT/EVDO PSTN Dial IP ADSL/ADSL 2+ HFC Cable DDN X.25 FR/ATM (SDN) Ethernet IP (EDN) IP VPN (RDN/IPEvo) Internet Direct SDH Access Aggregation Edge Core Mobile Voice and Data Voice Narrow and Broadband Access Dedicated and Switch Data Wideband IP Networks Transmission 3G/HSPDA Multiple Data Networks Multiple Wireless Networks PSTN and HFC *

10

We will Implement a Next Generation Network VoIP Applications Multimedia Applications Streaming Video Applications on Demand Distribution/Transport IP/MPLS Core Future Applications Broadband Fixed xDSL, FTTP Wideband Ethernet Broadband Wireless 3G/4G Mobile, Wireless LAN Multi Service Edge Multi Service Edge Digital Home / SME Enterprise Mobility/Personal • Services & applications seamlessly available over any network or access type · Common & reusable architecture lowers incremental product costs and time to market · Single & simpler operational model with horizontal, re-usable systems *
Kerby Lyons Group Manager Data Networks

11

Ethernet Aggregation IP-MPLS Core Common Edge Common Edge Common Ethernet Transport Common Access Transport WIP 1 Ethernet WIP 2 Ethernet RDN Ethernet SDN DDN X.25 ATM HFC Cable TODAY: 40Gbps per node • Multiple separate access networks & multiple technologies · Separate OSS, BSS & Architecture FUTURE: ~160Gbps per node • Reduction of 750 Ethernet platforms · Common Ethernet transport network · 4 times increase in platform capacity switch DSLAM MSE switch/router base station EDN Access MPLS Network *
Multi-Service Edge ATM/FR Nortel Passports Support Frame Relay, ATM services IP VPN Mix of Cisco & Juniper IP VPN Edge Routers Support customer VPN & internal VPN IP-MPLS Core Common Edge Common Edge Common Edge Nortel Passport Nortel Passport Nortel Passport Cisco Cust. VPN Juniper Cust. VPN Juniper Internal VPN TODAY: ~60Gbps per node • Separate Edge and Core for ATM/FR & IP VPN services · Separate OSS, BSS, & Architecture FUTURE: ~400Gbps per node • Reduction of 1,000 Edge platforms · Single OSS, BSS & Architecture · 6-8 times increase in platform capacity *

12

IP-MPLS Core MPLS 14 sites national coverage GSR Routers MPLS enabled IP 12 sites national coverage GSR Routers Pure IP Core IP-MPLS Core 14 sites national coverage Brisbane Sydney Canberra Melbourne Adelaide Perth TODAY: 1.2 Tbps per node • Separate Core for Internet & Business · 52 Core routers · Separate OSS, BSS & Architecture FUTURE: 92Tbps per node • Single core for Internet & Business · Reduction of 24 Core routers · Single OSS, BSS, & Architecture · 77 times increase in platform capacity *
Timeline for NGN Build (5 Major Cities) Year 6 FY11 • ATM Core Exit · Multi Service Edge · Next Gen Ethernet · IP/MPLS Core Year 7 FY12 Year 5 FY10 Year 4 FY09 Year 3 FY08 Year 2 FYO7 Year 1 FYO6 Major Milestones: BNE, PER All Urban Areas All Urban Areas SYD, MEL, ADL Progressive Migration to 100% Exit Build Complete NOV 2005 *

13

Jamie Chard Group Manager Digital Home & Voice Strategy
FTTP (greenfield) FTTN Copper We will Implement a Next Generation Network Softswitches & Home Gateways IP / MPLS Core Frame Relay & ATM Next Generation Ethernet Ethernet Multi- Service Edge 3G Mobile Fixed and Wireless Soft Switches *

14

Delivering Multi-service Capability Over an IP Network Video Conferencing Multi-channel IP TV Telecommuting Video-on-Demand High Speed Internet • Capable of delivering integrated triple-play of voice, data and video services VoIP *
Today’s Fixed Voice Network 5 Major Cities: · 5.4M PSTN/ISDN Services · Currently serviced by 116 Class 5 switches ACCESS Class 5 Remote Class 5 Remote TRANSIT SIGNALLING Class 4 Class 4 STP *

15

The Transformed Network • Evolution to telephony over a common IP core · A converged packet transport core connecting users and devices to a range of service provider and platforms · Continued support of Plain Old Telephony Services · New Voice/Video-on-Broadband enhanced voice services *
Transformation of the PSTN SIP App Server MGW MGW SIP App Server ATA IP/MPLS Core Trunk Media G/W Controller H.248 softswitch MSAN MSAN H.248 softswitch Softswitch (Class 5 eqv) Cls 5 Cls 5 Cls 4 Cls 4 *

16

Softswitch Introduction • Softswitches will be installed to service the 5 major cities · Approximately half of all Telstra’s PSTN customer lines will then be serviced from softswitches · 10 softswitches replacing 116 Class 5 switches *
What is the Digital Home for Our Customers? Security PCs Rich Messaging Home Automation Gaming Future CE Entertainment Control Mobility Telstra removes the complexity: ·Single provider ·Integrated services ·Telstra gateway & management *

17

Access Network - HFC or DSL Appliances Home Network Service Layer (BigPond) Applications (eg Security, Voice) Authentication Systems, etc Remote Management System DSL, or Cable Portal & Applications Telstra Digital Home Architecture Home Gateway *
Exit Build Complete Deployment • Installing 10 softswitches · Removing 116 Class 5 switches · 2 year program • All PSTN services in the footprint area will be migrated to a Multi-Service Access Network with an IP core Year 6 FY11 · Class 5 & Class 4 · Soft Switches Year 7 FY12 Year 5 FY10 Year 4 FY09 Year 3 FY08 Year 2 FYO7 Year 1 FYO6 Major Milestones: 5 major cities only NOV 2005 *

18

Mike Wright General Manager Mobile Networks
FTTP (greenfield) We will Implement a Next Generation Network 3G wireless FTTN Copper IP / MPLS Core Frame Relay & ATM Next Generation Ethernet Ethernet Multi- Service Edge 3G Mobile Fixed and Wireless Soft Switches *

19

Delivering Multi-service Capability Over a Single National Mobile Technology Platform • Capable of delivering integrated voice, video, content and wireless broadband Wireless Internet Voice Calling Mobile Content Video Messaging Video-Calling *
Where we are Today 3 Mobile Networks: · Over 8.3m Mobile Services · > 4,900 GSM Towers · > 2,100 3GSM Towers · > 3,480 CDMA Towers · 3 Core Switching Systems 20 40 60 80 100% GSM Metro overlap Rural overlap Metro unique Rural unique 4,916 CDMA Metro overlap Rural overlap Rural unique 3,488 Duplication Internet BSC/ RNC VLR MSC HLR SGSN/ PDSN CDMA GSM 3GSM Power Air Con SHELTER PSTN Content Transport *

20

Telstra has Continued to Invest in Multiple Technologies Across Multiple Wireless Platforms National rollout 3G 3G 3G 1x EVDO 400-700 Kbps 1x EVDV 2G 2G 2G 2.5G 2.5G 2.5G 1xRTT 50-70 Kbps CDMA 14Kbps GPRS 30-40 Kbps GSM 9Kbps GSM GSM CDMA CDMA Broadband IP Wireless Broadband IP Wireless Flarion WiMax EDGE 100-130 Kbps 3GSM (WCDMA ) 220-320Kbps HSDPA1 & 2 550-1100 Kbps Sharing Sharing 1x EVDO Rev A 600-700 Kbps Telstra Today Active rollout Retaining option Not currently pursuing WiFi Trialled 3GSM 3GSM 4G 4G 4G 10 Mbps 100 Mbps peak (target goal) Partial rollout 1 Gbp peak (target goal) Super 3G Super 3G Super 3G *
3GSM Lays the Foundation for Super 3G & 4G HSDPA WCDMA evolved 4G ~2013 ~2006 3G “Super 3G” ~2009 Optional PSUs or transmission DPX DPX DPX New vendor hardware with ability to ‘plug in’ newer technology evolutions eg Super-3G or 4G 100 Mbps 1 Gbp 14.4 Mbps Now Super 3G •100 Mbps (Target goal) 4G •1,000 Mbps = 1 Gbps (Target goal) *

21

Transforming Access to 3GSM 850 Everywhere • 3GSM Equipment installed into over 5,000 base stations · Upgrade and migration to a single, Soft-Switch based core · Upgrade of all legacy 2G hardware and enabling of EDGE · 1.6m sq kms of 3GSM coverage equivalent to CDMA · Voice, Video, high speed data & fixed wireless broadband over a single network Internet 3GSM 850 GSM Power Air Con SHELTER PSTN Content Transport MGW HLRs GGSN SGSN Pool Common IP Connectivity Core Network Soft-Switch Application Servers MGW *
3GSM (WCDMA) Based on the Same Technology and has Same Coverage Capability as CDMA Highly elevated Coverage sites 161km 200km 3GSM with extender CDMA with ‘Boomer’ extender Vendor commitment to enhance to 200km Conventional CDMA limit ~ 50km Our CDMA network was modified to provide the current coverage range @ end 2006 @ end 2007 • 3GSM with timing extender matches or exceeds CDMA coverage *

22

Deployment • Upgrading >5,000 sites to 3GSM-850 · Transforming to a single soft-switch based core · Improving coverage by installation of additional sites to :
- Improve metropolitan coverage depth & breadth — Improving coverage along key highways — In-building coverage
• 2 year program • 3GSM-850 into existing sites by H2-2006 Year 6 FY11 • 3G wireless Year 7 FY12 Year 5 FY10 Year 4 FY09 Year 3 FY08 Year 2 FYO7 Year 1 FYO6 Major Milestones: Build Complete NOV 2005 *
John McInerney General Manager OSS Transformation (Program Office)

23

We will Implement a Next Generation Network IT Transformation • Business Support Systems include
- CRM — Sales and Marketing — Billing
• Operational Support Systems include
- Assurance — Fulfilment — Inventory
*
IT Systems — Representative Capability Delivery • Fragmented, siloed view of the customer · Limited product bundling · Cross-sell and up-sell only within a “Product Silo” · Limited customer self service · Customers endure long lead times for product activation · Customers are unable to control their costs · Business customers are unable to analyse their bills · Network fault management · Fragmented, siloed view of the customer · Limited product bundling · Cross-sell and up-sell only within a “Product Silo” · Limited customer self service · Customers endure long lead times for product activation · Customers are unable to control their costs · Business customers are unable to analyse their bills · Network fault management · Single, holistic view of the customer · Quad Play product bundling · Cross product up-sell and cross-sell based on customer needs · Customer self service · Real time activation of products / services · Real time cost control & balance management · Flexible bill reporting and analytics · Proactive customer problem management, including SLA and contract management · Single, holistic view of the customer · Quad Play product bundling · Cross product up-sell and cross-sell based on customer needs · Customer self service · Real time activation of products / services · Real time cost control & balance management · Flexible bill reporting and analytics · Proactive customer problem management, including SLA and contract management Breakaway Capability Current Capability 3-5 Years (Multiple Drops) *

24

Current IT Systems Environment Product / Network “silo” based · Product / network specific legacy portfolio, very high complexity to get single customer view and have flexibility with product and billing Large Portfolio with high complexity · High number of fragmented systems, interfaces, duplicated data Extensive custom code and vendors · Mix of legacy custom code and older vendor packages that are not integrated Technology based implementations · Limited attention to “whole of customer” and converged services Order Entry Service Provisioning Customer Contact Center Customer Database Billing System Events Collection Filtering Correlation Trouble Ticketing Workforce Management Performance Management Thresholds Network Inventory Customer Facing Network Facing Service Inventory Network Elements Customer Facing Network Facing Network Elements Mobile Post Mobile Prepaid PSTN/ ISDN ADSL Satellite Dial Up Pay TV Confer Calling Cards Pay Phone Internal Direct Dial HFC Silo oriented at both a product and BU level Customer Interaction Sales & Marketing Fulfilment Assurance Billing PRODUCT SILO *
IT Systems — Key Drivers • Support the “Velocity of Change” needed to compete in the new marketplace · Reduce over 1200 BSS / OSS systems by 75% in three years (to ~250) and 80% in five years (to ~ 200) · Reduce total cost of ownership and simplify business process through use of COTS (commercial off the shelf solutions) · Change in architectural model to support business requirements in a variable cost model · Migrate to customer and IP technology focused platforms · Consolidate and transform the IT processing and storage infrastructure · Reduce total cost of ownership through migration to a single CRMand Billing Platform across the entire company Year 6 FY11 • IT Year 7 FY12 Year 5 FY10 Year 4 FY09 Year 3 FY08 Year 2 FYO7 Year 1 FYO6 Major Milestones: NOV 2005 Build Complete *

25

Customers Partners Resellers Agents CSO Billing Billing Financials Real Time Balances Network Integration Management Network Service Assurance Analytics BI Segmentation www. selfcare. com Rates & Tariffs Rating & Billing Sales, Service and Marketing Relationship Driven Selling Customer Sales Order Entry Personalized Self Service Partner Network Management Customer Incident Mgmt Campaign Mgmt Customer Profiles & Segmentation Intelligence Driven Marketing Product Management Network Inventory Customer Service Assurance Physical Inventory Logical Inventory Alarm & Event Mgmt Performance Management Testing SLA/QoS Network TT Service Fulfilment Prov. Order Management Activation Number / IP Mgmt Network Configuration Infrastructure Mgmt Product Catalogue Billing Mediation Service Impact Service Performance Design Service Delivery Platform Transformation Blueprint *
Greg Winn Chief Operations Officer

26

Q & A

27

16 November 2005	Office of the Company Secretary

The Manager

Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam
Speaking notes of presentation by GMD Strategic Marketing at the Telstra Investor Day
In accordance with the listing rules, I attach a copy of the speaking notes of the presentation by Bill Stewart, Group Managing Director Strategic Marketing at yesterday’s Telstra Investor Day, for release to the market.
Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Thank you Sol.
It’s great to be here.
I’m here to talk about Marketing at Telstra and as did Sol I’d like to start by giving you the punch line first.
Here it is.
Our goal is to transform Telstra into one of the best customer driven Marketing organisations in the Industry.
Here’s how we’ll do it.
First by implementing a simple straight forward process throughout the whole of Telstra that puts the customer at the centre of everything we do.
Second, by reorganising our marketing and channel functions around customer segments and segment managers, people with full accountability for segment performance.
Third, we’re establishing a clear focus, shared by everyone in the company around:
Intimate knowledge of our customers
Clear differentiation through innovation and
Giving our customers a unique experience
Finally, we’re driven by results in three areas:
First, improving our market share especially in the strategically critical areas of Broadband and mobile.
Second, by improving customer ARPU by creating greater value for our customers.
And finally, getting closer to our customers than any of our competitors, building loyalty and reducing churn.
In case you’re asking “We’re heard this before, what’s different?”

I’ll tell you.
First, we’ve done this before all over the world.
Additionally, no competitor in this market has ever done the breadth and depth of customer research we’re doing.

And, as Greg will present, we’re fixing our IT infrastructure with the customer as our first priority.
Before I get started, having seen competitive markets in the US, Europe, and elsewhere it’s clear that there are real challenges in the market here in Australia; growth here is half of the growth projected in many other parts of the world, incumbent operators elsewhere have shares in Broadband and mobile in the range of 50% to 55%, and with prices going down, we haven’t seen increases in usage and volume seen elsewhere.
These challenges result from a lack of focus on customers.
When all the competitors in a market are focused on price and there’s no customer-based innovation, it’s inevitable that you see commoditization and too many pricing offers.
With focus, discipline and alignment among the team here today we will not only win but change the competitive landscape here.
We’ll do this through a process that is simple and direct.

It’s called Market-Based Management and at a high level it looks like this.
First, we’re conducting high scale, high quality customer research so we’ll know our customers better than any of our competitors in the market.
We’ve completed phase one of our consumer research and we’ve already interviewed almost 12,000 consumer customers.
Using this research we’re identifying needs based customer segments at the brand level and we’re developing micro segments around each of Telstra’s product and service areas.
As we learn we’ll use this deep intimate knowledge of our customers to develop clear, targeted, segment based value propositions including service bundles, media, channels and service delivery.
Finally, as you know, execution is everything.

Successful execution of this strategy relies, not only on the right Management team and people, it requires the right knowledge systems and tools.
Why do all this?
The answer is results.
Higher growth in sales and ARPU by offering services people will use.
Greater customer loyalty by treating customers the way they want to be treated.
Spending efficiencies because spending is more focused

Finally, it all results in a higher customer lifetime value, higher ARPU, lower expenses and a longer customer life.
Let me try to make this principal simple and bring it to life.
Meet Megan and Simone.
Megan is 20 years old and she works in a Department store.
As you can see Megan is average in her usage but as a high propensity to churn.
Next to Megan is Simone.

She’s also 20 years old and works in a computer store.

She’s also an average user but uses more text.

If I were a mediocre competitor, our data systems would be telling us only about the behaviour of these two young ladies but nothing about who they are.

Given this, we’d consider both of them part of the same segment.
Let’s take a closer look.
Megan values her friends, novelty, and fun-seeking.

She impulsive and very fashion conscious.
She watches a lot of television and her task tends toward trendy, mainstream brands.

She can often be found at the local shops, always with her friends, buys on impulse and never shops around.
Megan often downloads ring tones and music.
On the internet, she uses instant messaging and visits chat rooms.
Simone on the other hand, is very collected.
She values exploration and likes to learn about things relevant to her.
She reads newspapers and magazines.

She likes original, off-beat brands that make the statement “I’m different”.
After what I’ve said, it’s apparent that, if you readily knew these young ladies you wouldn’t treat them as members of a single segment.

You’d design very different marketing campaigns, different advertising, different media, different retail channels with different store lay-outs and POS material, and you’d make different offers.

Retention offers would also be different.
In terms of innovation, each has a latent need for different services.
The key to this level of customer intimacy is high quality research.
First, you need to consider there are many types of segmentation.

Two of the most common in our Industry are relational and value-based.
Relational segmentation is behavioural and event driven but behaviour is sometimes a poor way to judge the future.
Two small stores may have the same communications usage today but one could explode into 50 stores in a few years.

You can’t tell that from today’s usage.
Value based segmentation uses billing system data to identify and target your highest value customers.

What it leaves out is the value you can create in every segment.
Before we talk about the third type of segmentation let’s look at some of Telstra’s customers.
Far more important is needs-based segmentation.
It’s used by highly competitive companies that must win customers again and again every time they walk into a store.
It’s more stable, more predictive and more actionable.
Telstra will be world class in all three types.
Today we’re conducting high scale, high quality research in our markets.

As I mentioned we’ve already interviewed nearly 12,000 customers to identify their needs.
Concurrent with this research we’re improving our customer data warehouse to provide a single customer view no matter what services they have.
In our phase two research, we’ll be identifying our segments and micro-segments and levelling all of customers in our data bases.
Once these segments and micro-segments have been defined we’ll dig deeply into the preferences of every segment, how they want to be treated in every aspect in their relationship with us.
When completed we will have interviewed over 90,000 consumer customers and we’re in the process of creating a small business panel of 16,000 businesses.
To my knowledge nothing like this has ever been done in the Australian Telecommunications market before.
Of course, all of this customer knowledge must lead to differentiated value propositions including innovative new applications and services.
Customer intimacy and knowledge will translate to world-class innovation, lead not by technology, but innovation with a focus on customer needs.

This means products, services and applications that are:
* Simple and easy to use.

Most of our customers segments are not interested in putting the time and effort required to learn complicated functions.
* Applications that are accessible with one click.

Easy to access applications get used.
* Common user interfaces so you only need to learn to navigate once
* Personalised services.
* And finally shared application services, like a common pass code and common contact list.
Before leaving the posing of differentiation, we need to carefully consider the area of integrated services.

There are certain segments that have a strong need for integration to help manage their busy lives.
Applications like reading your voice mails and listening to your emails are highly attractive to them.

But all segments value simplicity.

And that’s what integration also gives you.
Think about every point on this slide.

Each is enhanced if applied to all of a customer’s services and integrated.
But customer value propositions include more than services and applications, they include every aspect of our relationship with the customer:
From awareness to retail stores to service offers to purchase and on to service support and our on-going customer relationships.

David Moffatt has already mapped each of these touch points and is establishing performance objectives based on customer inputs.
The point is we’re organising around customer segments our segment managers will have accountability for managing every aspect of our relationship with the customer.
As I mentioned earlier, execution of this strategy requires the right systems and tools.
We’re developing these tools today.

When applied along with everything else we’ve said here today, here’s what the future looks like.
* In our enterprise data warehouse we will have a single view of every one of our 10 million customers including every product and service they have with us.

Aligned with this, we’ll have tagged their record with multiple micro segment indicators.
So what do you do with this deep customer insight.
First, we’ll make available to our segment management teams to develop detailed, needs-based customer profiles to drive finely targeted campaigns.
Then automate the process with our campaign management system.
We’ll move from a hundred campaigns targeted to tens or even hundreds of thousands of people to many thousands of campaigns targeted at hundreds of people.
Really targeted!
Targeted messages, services and offers through targeted channels.
And, of course, we make all of this customer-intimate data available to our channels; in-bound and out-bound call centre reps, Telstra shops, our dealers, and our web portals.
When a rep enters a customer’s name or account information, the system will respond on a single easy to read screen with detailed customer information including:
* The current services that customer subscribers to
* A segment and micro segment profile based on needs
* A full history of prior contacts
* Through intelligent scripting:
Recommended offers and needs-based reasons the customer should buy.
And the system operates as a closed loop in real time, when the sale is complete and the customer has a new service, the customer’s profile will change in our enterprise data warehouse, including their micro segment.
Companies that have executed this type of system upgrade have seen dramatic improvements in efficiency, cost, revenue, and churn reduction.
These are typical benchmarks from Europe and the US.

We anticipate similar improvements as we complete our work over the next 18 to 24 months.
This opens the question, when is all of this going to happen?
I’ll address this question with our commitment.

In this quarter we are focused on planning and improving our cost position to pay for our long-term transformation.

We’ve completed phase 1 or our consumer research and we’re working hard on small business.

By the end of the quarter we’ll have completed our new organization design and processes around segment managers.
In the first quarter of ‘06 we’ll complete the research and build the algorithms that will allow us to tag our customer database with segment and micro segment indicators.
Our new organization will be in place, we’ll be developing segment strategies, and we’ll be executing segment-based ATL offers.
In the second quarter we’ll complete our segment preference research and complete our database attribution and segment profiling.

We’ll also have completed implementation of our automatic campaign tools.
By the third quarter, we’ll start to understand segment and micro segment profitability and we’ll be using our micro segments in our below the line campaigns like direct mail, outbound calling, and SMS.

Also by this time, we’ll be starting to improve the efficiency of our channels through simplified processes for our service reps using single screen.
By the forth quarter we’ll have implemented micro segment based intelligent scripting and offering segment targeted offers online.
In 2007, we’ll be providing our customers with a fully integrated customer experience based on segment needs.
And let me clear.

What we’re doing you have never done before by any Australian Communications company.
We have the experience, we’re developing an unprecedented depth and breadth of customer knowledge, we’re executing through world-class system tools, and we’re doing it across all of Telstra’s services.

Again, no competitor can duplicate.

16 November 2005	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Media Question & Answer session – Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript from the Media Question & Answer session held at yesterday’s Telstra Investor Day, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

SOL TRUJILLO: Well, good afternoon. I think most of you have had a chance to hear the Telstra story today. Obviously we’re spending our time talking today about some of the transformation in terms of our business. We’ve spent the last five hours or so, maybe six hours, talking with the financial community about the transition that we’re looking to make. It’s all centred around customers, it’s all centred around changing the economic model of our business and it is also centred around how we think about managing the business from a market based managed perspective, how we think about a one factory model, and also, now, how we think about the new metrics associated with the business.
Involved in that is the fact that we’re going to take a company that has been built up over the last 50 or 100 years, in terms of its legacy networks, its legacy information technology infrastructure, and reshape it, and reshape it in the period of the next three to five years. It’s going to be one of the most aggressive transformations, rebuilding efforts that I know of anywhere in the world. But we think we can do it with the management team that we have, we think we can do it with the suppliers and the technology providers that we have in terms of the business.
Now the net effect of that is that we intend to create new revenue growth opportunities in our business. Our expenses have been increasing over the last few years and they have been increasing at an increasing rate. Our revenues have been declining at an increasing rate as well, primarily driven by what we call PSTN revenues, which is basically the local fixed line public service telephone network kinds of revenues. So it poses a challenge to us, what do we do about it. The story we told today was one of transformation. It’s about innovation, it’s about creating new services, new revenues, but doing it on some enhanced platforms. One of the platforms is associated with wireless. We announced today that we are going to be essentially going forward on a wireless, single wireless network called 3G. But it’s 3G with high speed capacity. It’s really called 3G HSDPA capabilities, but it’s what I’ll call “turbo charged 3G”. Turbo charged essentially means higher speed, higher band width. So over the next couple of years we’re going to be transitioning all of our wireless networks to this 3G network. As we do that, it’s going to be very customer friendly terms of what we do. When I say customer friendly, we’re going to be giving customers equal to or better coverage, those that might be CDMA customers today, and also better band width, better capabilities associated with the services that Telstra ultimately will deliver. We’ll be innovating on services because the platform that we’ll have will be much more robust and we can develop services a lot easier and deliver them a lot easier on that perform. We also talked today about what we called the next generation network. That is, in fact, where you create a new architecture around your switching fabric, the central office switches that exist that before could only handle maybe tens of thousand of customers, and now they’re going to be able to handle millions of customers. It’s going to fundamentally change a lot of the architecture and the cost of doing business and running this company called Telstra.
At the same time we talked about deploying fibre deeper into our network. The reason why we want to do that is so that we can offer better services, more services and additional capabilities, while at the same time taking costs out of the business. So when we look at what we’ve been doing over the last few months, we’ve been developing a strategy that has really centred on our customers, it’s centred on innovation, it’s centred on adding value in the marketplace. When we do implement some of this, we’re going to also be streamlining the size of our business because we have a cost structure that’s really not affordable in the context of how we see the marketplace today, which means that we announced this morning that we will probably see a reduction in full-time equivalents in the business of six to 8,000. That six to 8,000 people is going to be a mixture of permanent full-time employees, as well as part-time employees, as well as contract employees. The mix of those, we are not clear on yet until we do some further analysis and further decision making, now that we have some of our supplier agreements in place and we’ve made some technology choices. In the longer term period we look at perhaps as many as 10 to 12,000 people.
Now, the story is not about the cost reduction, the story is about the capabilities that we’re going to bring to the marketplace. It’s about all the services that we’re going to bring throughout all of Australia. It’s about the capabilities that we’re going to enable in terms of the business, whether it be in Sydney, as we think about this central business district, or as we think about some other remote, regional and even cities or towns in the bush. I think that Telstra is the company that is focused on that, understands that and we are going to be deploying the services to be able to do that.
So, in a nutshell, that’s essentially what we’ve been talking about this morning. We’ve had a story and a series of presentations from the leaders of the business that are focused in the consumer segment, the leader of our business relative to broadband, the leader of business and government, we talked about our network and our technology side of the business and also our wholesale part of the business, and then finally with John Stanhope, our CFO, who put it altogether in terms of the numbers. In the case of the numbers, obviously we’re looking to create additional margin, cash flow, profitability, as you would expect shareholders would expect us to do. So we have shared those numbers this morning and we can get into that in the Q and A if you would like. But, again, the punchline is the transformation of Telstra, bringing you new capabilities, re-energising our growth engine and while we do that, taking out some of the unnecessary costs of the business. With that I’m going to stop and open it up to questions that you might have, given the schedule that we have been allowed here. We have a mic, and if you’d just come over here to the mic and give me your name and who you’re with.
QUESTION: Yes, George Woods, Prime Television. How many of the job cuts will take place in rural and regional New South Wales? What impact will your change of focus have on services in the rural and regional areas, in particular people who have got a copper wire service?
SOL TRUJILLO: Well, in terms of any breakout of geography and things like that, I don’t have that kind of detail because we haven’t worked the plan to that extent. Relative to the service impacting part of your question, there will be nothing but improvement in terms of service as we think about the net impacts of transitioning to the new networks, transitioning to the new capabilities going forward. The key here is, is that we want to equalise and stabilise some of the service delivery capabilities in the business. Sometimes when you cut over, you know, from one technology to another, there might be a few glitches, but in the aggregate people in the bush, people in the regions, people in the cities should be getting a better service and better capabilities with what we’re looking to do.
QUESTION: Is it fair to assume, though, if you’re losing one out every five jobs, that that same percentage will occur in rural and regional areas and CountryWide services?
SOL TRUJILLO: Not necessarily. Part of it depends on where the jobs are today. It’s not about an equal distribution, it’s about when you’re transitioning a network and you look at the jobs that are associated with managing, maintaining all the parts of the network. It’s those people that might be affected the most. It might be all contractors. It might be part-time people, and it may not be the people that are full-time in terms of our payroll. In other places, where it’s centres, it depends on where the centres are located, whether it be an inbound calling centre or whether it be an outbound calling centre, or whether it be one of our centres where we’re doing software development or other kinds of services within the businesses. So there is not a way to calculate where those job cuts or job reductions will be. At the same time, with some of what we’re going to be doing, we’re going to be enhancing jobs for employees and we’re going to enable them to probably have more fun doing what we ask them to do every day because of the capabilities and the enhanced customer experience that we’re going to deliver.
QUESTION: Is the copper wire service finished?
SOL TRUJILLO: No, copper wire is going to continue. We’re talking about some selective investments here, but the copper wire is still going to be in place and it will still be serving customers for many years to come.
QUESTION: G’day, Sol. Michael Sainsbury from The Australian. Couple of questions. The first one is about the headcount. I think in the annual report you said that the full-time equivalents were 42,000, now they seem to be — 46, sorry — now they seem to be 52, which is higher than Telstra had talked about before. I’m just wondering where that difference comes from? If you could maybe give us some commentary around, you know, with the job cuts, are some of them going to go to outsourcing, are you going to be looking at what Telecom New Zealand did, pushing more stuff out to third party suppliers. Can you give us some idea about which parts of the business the jobs will be lost in? Obviously we’ve seen a few in the networks division. In terms of the PSTN, is there, with the installation of the soft switches is there any sort of target, like some of the other BT-type companies have done, for actually turning off the PSTN? Greg, I wondered if there was an answer on that. The other question is on properties. You mentioned in your opening, I think, this morning about the number of premises that Telstra had and whether there was going to be any rationalisation of that and any rationalisation of all the property that you’ve got across the country and whether that’s an asset that you might be able to sell?
SOL TRUJILLO: Okay, there is a lot there. John, do you want to take the first part relative to the full-time equivalent and annual report versus what you had in your numbers today?
JOHN STANHOPE: Sure, yes. Michael, the difference is contractors. They are individual contractors that we employ. So in our FTE numbers in the annual report, the 46,000, we do include part-time people and so on. But the difference between the 46 and the 52 is about 6,000 people who are employed in IT, all sorts of area, which —
QUESTION: (indistinct).
JOHN STANHOPE: Well, if you want to see me after, I can give you the exact break out. I’m happy to do that.
SOL TRUJILLO: Okay. Michael, relative to your question about is this just about outsourcing to third parties in terms of headcount reductions, the answer is no. This is about eliminating costs out of the business. One of the things that a lot of companies have done, including Telstra in the past, has been to outsource things, and then that way you report a lower number inside, in terms of your employment, but you really still employ a lot of costs within the business. What Greg described today, I think what David will describe in terms of, you know, the consumer business where he has all the big centres, or David Thodey, when you look at his part of the business, is that when we fundamentally change the way the networks operate and the type of networks that we have, if you think about the number of switching offices, you know, that Greg described today, where we have several thousand, moving to, essentially, a handful and you think about all the people that have been working in all those locations, you think about all the support required in terms of making those switches work, etcetera, etcetera, and then you think about all the other things associated with it, that’s where you’re going to be eliminating, essentially, some of the work. Then when you look at the network, part of modernising a network means you’re going to be modernising some of the loop plant, you know that copper loop stuff. We’ve talked about some of the repair report rates and other things within the network. All of this is going to enhance that because in order for some of this new technology to work, you have to have good quality conditioned plant and you’re going to be able to improve some of that. That means you don’t need as many people, perhaps that are on contract, out there somewhere, going out in trucks, fixing things once a month, once every three months, once whatever they might be doing. The other side of it is, if you look at the way a business operates today Greg gave the example in his presentation about if you’re on the front end of the business and you go in and you want to take an order from a customer that happens to want their dial tone, wants wireless, wants Foxtel, wants BigPond broadband, you spend a lot of time going through a lot of systems in order to be able to take that customer’s order. You take more time than you need to and so what Greg talked about again was the ability to get it down to just a few systems so that that time for interfacing with the customer is a lot less. So all of a sudden, now, I, as an employee, can be much more productive, right, I can do more orders, I can please more customers and I can handle more volume. So therefore the question is, is if you outsource some of that work, whether it be in terms of telemarketing or call handling or other things, do you need as many going forward as you have today? Those are all questions, Michael, that we haven’t got the details of yet, but I can tell you those are the core areas where you’re going to see fundamental change in terms of the employee mix in the business, again a mix between full-time, contract and part-time employees. I think that was it, right?
QUESTION: The (indistinct) PSTN question.
SOL TRUJILLO: Oh, turning off PSTN. Okay, in terms of PSTN, I don’t know that Greg and I have talked about turning off PSTN because that’s not really in the picture. What we’re talking about is enhancing the central network that we have today. Maybe at some point in time way off in the future you can talk about PSTN, but that’s not in the near term here. Relative to the buildings and rationalisation, yes we are going to rationalise some of our locations. (indistinct). That’s the right thing to do, it’s the good management thing to do. Obviously we have contracts and we have other things that we have got to manage, but we will deal with that as well. Next question.
QUESTION: David Richards from 4 Square Media. You’ve talked today about an infrastructure that’s going to deliver significantly faster speed and faster services. How much modelling have you done on forward click revenue, i.e. not only into the home in terms of IP TV, but in terms of the potential of ASP solutions? Because we’ve seen, over the last two or three weeks, Microsoft come up with Microsoft Live and we’ve seen Google form a relationship with (indistinct), again based around the potential of a suite of applications. How dependent is Telstra on that sort of revenue going forward? Secondly, do you have the billing systems in place, or how soon will you have the billing systems in place to handle massive amounts of click revenue both from consumers and from small medium business?
SOL TRUJILLO: First of all, in terms of the last part of your question, are we architected today in terms of our billing system to do everything that we’ve said this morning? The answer is no. I’ll be clear. However, as we do what Greg described in the next two years, we will have all the capability that we need and it will be best in class capability in terms of what you call the click forward kind of revenues. Let me draw a distinction between what Google and Microsoft and some of the other players are doing, and I think you saw some of it playing out relative to Bruce Akhurst’s presentation. We have something highly unique that they don’t have, and that is a very personal relationship with customers. When we talk about offering services, we’re going to talk about offering services on a fully integrated kind of basis. So they already have a relationship with us, including a billing relationship, including a person to contact kind of relationship, and we’re going to be able to overlay these other services in a software delivered way, kind of using the model that you’re describing here, except for we’re going to personalise it. We have a huge advantage in that context. I’ve seen it before, in the States when we were competing with Microsoft on some of the applications that they had come out with, versus what we had in our business as well as our core telco business when we were integrating applications. Also on the wireless side, in Europe, when we were talking about next wave applications that we were integrating. So I’m pretty confident about what we’re going to be able to do, but we have to build some more infrastructure, as we talked about this morning. So, as I said, some of these new services and new capabilities, can we do it tomorrow? The answer is no. Will we be able to do it in 12 months? Yes, and even more so in 18 and 24 months because all of what we’re doing on the IT side, that isn’t just going to turn up by itself after 24 months. Some of it is going to turn up in pieces, but it’s still going to be a few more months before we have the first piece because Greg is just negotiating on contracts right now with some of these folks and finalising terms and conditions. Okay.
QUESTION: Jennifer Hewitt from the Financial Review. Just a couple of things. First of all, the market’s reacted fairly negatively today to your message that seems to be it’s going to get worse before it gets better anytime soon. Did you expect that type of reaction? Secondly, I think there was a bit of, that John was talking about, I think it was a 4 per cent difference depending on what the regulatory outcome was in terms of what your revenue expectations would be. Could you just, kind of, go into that a bit? If you don’t get the regulatory outcomes that you want, what practical difference is that going to make exactly in terms of what you will not be able to do?
SOL TRUJILLO: Okay. In terms of the first part of your question, I’m not aware of what the market’s done or not done today. The simple reason is, I don’t manage this business based on news headlines of the day or on financial price movement for the day. We’re a company that’s got a strategy, we know how it’s going to work in the marketplace and we spend our time thinking about that and executing around it. So in terms of any reaction today, I — you know, I don’t know. If it’s attributed to a level of uncertainty, relative or driven by the regulatory uncertainty, that’s a reality. That’s what I talked about earlier. We have an overhang of unbundled local loop decision, we have an overhang of an operational separation decision and we have this other issue about will we, essentially, be allowed to invest in a safe harbour kind of context going forward. Those are decisions I don’t know the answers to. Therefore, if I’m an investor looking at Telstra, it’s legitimate for you to say, “Gee, I have some reservations yet in terms of whether I get excited about all of the strategy or just part of the strategy.” But I want to clarify one thing, and that is that our strategy really isn’t dependent upon these regulatory decisions. When I say that, I mean it in a sense of transitioning the company to be highly customer focused, integrating the company in the way that we’re talking about, essentially looking to create the new customer experience, and also taking costs out of the business. What does happen with the regulatory decisions is, it does affect, just to the last part of your question, it does affect whether we invest in this next generation network, perhaps not at the switching level, but perhaps at that local fibre to the node, fibre to the loop level. Because if there is regulatory decisions that says, number one, if you invest now and you risk your investors’ capital, but you have to share it with other people’s investors, number one that’s not a good operating principle. Number two, if you have to do it and you have to do it at below cost, that’s another bad investing principle. So that’s what we’re waiting to see, whether those are kinds of principles that are very shareholder unfriendly and value destroying, versus principles that say we’re going to let the market work and let the best competitors win. Obviously, you know, I don’t know the answer to that, and that’s what’s behind some of the numbers that John had. But, again, let me state what I said earlier; our wireless network decision doesn’t change. We are going to go forward in deploying our 3G network. As I said before, wireless has been part of the industry around the world that has had no regulation and it happens to be the most innovative, most competitive and most ubiquitous service in the world. Gee, there might be a correlation between market involvement versus market making, versus letting the market work. I think that’s a great model to use and to think about going forward. At the same time, it doesn’t change our decisions relative to that. I also said one other thing, and that is our focus on broadband. Broadband is, in my opinion, where mobiles were about 10 years ago in terms of most consumers’ daily lives. 10 years ago you had penetration levels of maybe 20 to 30 per cent of the population had their mobile devices and it was pretty central to their lifestyle. Today, depending upon the part of the world, if you’re anywhere between 80 and 120 per cent of the population today. Why? Because the utility and the impact and the value that it has in terms of everybody’s lives was very important. So in the case of broadband, when I think about broadband, it’s not just about you and I, you know, checking our email, right, or anybody just looking for downloads, it has everything to do with healthcare. It has everything to do with education. It has everything to do with commerce. It has everything to do that’s part of the economic fabric of Australia. So we think it’s important, we think it’s going to have a lot of demand and so we’re going to be investing, for sure, in terms of broadband and the way that we think we can compete better than those that we compete with.
QUESTION: Glenda Corporal from The Australian newspaper. You’ve outlined a very radical plan to transform Telstra and also very ambitious projections out five years. You’ve given yourself the out of perhaps the regulatory environment perhaps not being the way you’d like it. But that aside, what other risks do you see to your projections and how confident are you now, because while you’re in Australia each year people will say you projected this today and then you will judged against that over the next few years. How confident are you in delivering what you’ve outlined in detail today?
SOL TRUJILLO: Well, obviously I’m confident about our ability to do that because now I’ve had a chance to look at the team and the people that exist here within Telstra and some of the people that we brought in, and probably a few more people that we might be adding to the team as we go forward. I think we have the talent to pull off what we need. Clearly — I don’t know if you were here earlier, but we had the CEO of several different global world-class companies here that have said that they believe that this strategy is the right strategy. They think it’s leading in terms of a world-class kind of view of the marketplace, but they also believe it’s executable. It was part of the conversation before we agreed that they would be our primary suppliers was, “Can you deliver on your portion of what we need?” So we’ve picked world-class, global, experienced companies to help us do that, which gets to your point about can you pull it off, how much risk is there. Then, at the same time, we know about customers and we’re going to know about customers better than anybody else in the marketplace. I already know that from what I’ve been able to do in my past in the US, and what I’ve been able to do with the team in Orange in Europe and other parts of the world. It does work and Australia will be no different because customers love focus and they love attention and they really want you to know who they are, not some general person that happens to be somebody on the other end of a phone call or on the other end of a screen that Telstra doesn’t know. That personalisation is real, just talk to Doug Campbell. Where is Doug? I mean, when you look at Telstra Countrywide and the personalisation that’s happened out there and the customer reaction, it’s very powerful, and that’s part of what we’re going to be doing here in this business.
GLENDA CORPORAL: (The Australian) Regarding your international plans, your predecessor invested quite heavily in Hong Kong and indicated that was a stepping stone to major expansion in Asia. You seemed to be hinting that you were actually saying that you would use your Hong Kong operations for expansion into China. Obviously you’ve said it’s not immediate, it’s over the longer term, but perhaps if you could outline what could be your longer term ambitions in Asia and China.
SOL TRUJILLO: Well, I guess, relative to our ambitions in Asia and China, let me just restate what I’ve said ever since literally I first came here which is Australia is our first, second and third priority. That is what occupies the majority of my time as well as most of the senior management. However, over time, as we have certain competencies that we can leverage into other growth markets, we want to take advantage of that; that’s a smart thing to do. A question was asked earlier about M&A activity, do you have big M&A plans? The answer is not really. Because I think there’s other ways for us to incubate growth in other geographies based upon competencies like that that we have developed in Sensis and also like those that we have within our wireless business that we are going to extend pretty dramatically here over the next two years as we talked about this morning. So will we look at other geographies? Yes. Is that what we spend our time doing today? No. But is there a possibility? Yes.
GARRY BARKER: (The Age) Still a little confused about the relationship between your projected national 3G network and the Hutch thing. Hutch is in a couple of main cities, and you are sharing that network. As you build your nationwide network, does that mean that Hutch will come in step with you, and if it did, would it do that at commercial rates of whatever in terms of building it, and if you did negotiate that, how would that impact on the ACCC’s view of how things should operate? Would it be an example? It’s a slightly strange question but what I’m trying to see is how you go from where you are now to a nationwide thing and whether it’s a totally different network?
SOL TRUJILLO: Relative to Hutch, the agreement that we have with Hutch was a commercially driven agreement today. It happened before I got here but it was a commercial agreement, two parties sitting down and saying what is in the best interests for both parties. What we will do now is, and we are doing, is having a similar conversation with them relative to our plans as our plans have changed as we want to evolve our business more aggressively, more rapidly and on a more nationwide basis, and it will be a commercial conversation. It will be their choice to go forward with us on the terms and conditions that make sense for us or that don’t make sense for them.
I mean, it’s a commercial arrangement, just like anything else. Now, should or will there be regulator involvement? I don’t know why there would be. There’s other players in the market. Everybody has got their own networks. It’s a competitive market; it’s an innovative market unless somebody feels that there’s some reach that they want to put in place. But to me, it’s not necessary and it shouldn’t happen. Okay.
RODNEY GETTER: (Computer World) I only had one question. My question was how will 3G carriers like Telstra and the other 3G carriers compete in an increasingly commoditised wireless networking market? For example, we have wireless at home, wireless at work, public access wireless and now we are seeing metropolitan area networks come on to the scene where Dan has his Wi-Max card in his notebook and being able to surf the internet. Now, Telstra’s 3G high speed data network is a few years away and these networks are already here and becoming increasingly persuasive. So I’m just wondering how 3G in general will compete with that.
SOL TRUJILLO: Okay. In terms of, you know, your question about 3G, the plan that Greg laid out says that the HSDPA, what I would call the turbo charging of 3G as we know it today, will be available by the end of ‘06, so it’s not that far away, number 1. Number 2, the real challenge is not about whether technology is available, right. I mean, how many of us have been talking about Wi-Fi for how long? How many of us in the industry have been talking about Wi-Max for how long and how many users are really using Wi-Fi or Wi-Max today? The answer is not a lot, if you look at the global universe and you look at what people define as the potential user base the question is why aren’t they? And the answer is its not easy to use, requires lots of interconnection agreements, all kinds of complexities that are associated with making it work for what I would call the masses.
That is different than people that might be technology savvy, that love, you know, programming and setting up and sinking and doing all the things that are required to make it work but that’s a very small marketplace and so what we are trying to do is facilitate the capability for the masses because that’s how you make money. I mean, that’s kind of the core issue for us is everything we do is about returns on invested capital and the way that we drive that is at the top line making it broadly available to enough subscribers and users so that we can leverage applications and services that we can make nice margins on and add value to them so that they are willing to pay for what we think the right prices are.
And that’s what we are going to be doing. And it’s all within the next year that we are going to be able to turbo charge 3G. We are going to extend the networks in the next year, year and a half, and look out when that starts happening because there’s going to be lots of applications and services that we are already working on that are really the important thing when I think about customers because it’s not just about taking your laptop around; it’s about what I use it for beyond email.
RODNEY GETTER: Will Telstra use 3G to solve patchy last mile access, patchy Broadband -

patchy last mile Broadband access in Australia?
SOL TRUJILLO: That’s an interesting question because when you start talking about 14 megabits, when you start moving up into true 4G and you are talking about 100 megabits of capability there, all of a sudden you start thinking well, do I really need fixed lines? Do I really need some of the classic capabilities that have existed? And that is a very interesting question from a regulatory standpoint. As you start going to 14 megabits and you have 14 megabits made available through wireless, what is the reason why you want to regulate wireline any more? Because there is a true alternative that exists. And I think that we are soon reaching that point in time where people have true choice. They can do — you know, it is the old story about anything you can do, I can do better. Well that’s going to be the case between wireline and wireless for the vast majority of people.
Now, if you are a big business and you have a lot of complexity and you have a lot of volume and you need quality of service, kinds of requirements in terms of what you do, it’s a slightly different issue. But for the vast majority of the rest, we are on a migration path in my opinion where, when you talk about that kind of bandwidth available, choices by consumers are going to change.
RODNEY GETTER: There may be question marks over the scalability of that technology to carry data as it’s circuit-switch technology.
SOL TRUJILLO: 3G, circuit switch? Greg, you want to - - -
GREG WINN: There is — actually the 3G is a lot more efficient spectrally than CDMA is because you can utilise both the voice and the data and it’s scalable. It has a clear migration path. All of these technologies by the way, and most of you have been around for a while, they have a tendency to leapfrog one another over time but 3G has a clear migration path to what we call Super 3 and then on to 4G and that’s how we have engineered the network and the 850 spectrum, the spectrum that we have, the spectral efficiency we will get. There’s not going to be an issue of scalability.
RODNEY GETTER: Just the last question was you spoke about vendor rationalisation in your talk which was interesting. One of the vendors you mentioned was Sebel which is now owned by Oracle Corporation or in the process of being purchased. I just want to ask you about Telstra going forward with vendors that have been consolidated in the industry, we have seen rampant consolidation of late, so what is Telstra’s position with buying into a company’s product that is now being acquired by another company?
GREG WINN: Actually the transaction isn’t finished but as part of our due diligence and our check list we did look at the fact that there was an acquisition by Oracle. Oracle is a quality corporation. It has deep pockets, has very good experience in the market. We have all of the assurances in the deal that we have struck. We are very comfortable with it. Keenan is already embedded in part of our business, particularly in our large business and government sector. So we are very comfortable moving forward. We have got the commitment from the teams and we know who is going to be working on the project. We have got world class commitments from leadership from both Sebel Keenan and Accenture as our service integrator on that part of this IT transformation. There’s still other parts to be announced in the near future.
RODNEY GETTER: Thank you.
SOL TRUJILLO: All right. Thank you.

16 November 2005	Office of the Company Secretary

The Manager	Level 41 242 Exhibition Street
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Analysts Question & Answer session — Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript from the Analysts Question & Answer session held at yesterday’s Telstra Investor Day, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

QUESTIONS FROM ANALYSTS
TIM SMEALIE: Good afternoon, Tim Smealie, Citigroup. Just a couple of questions. Obviously the regulatory challenge is huge. Would you give us colour around where your share will be, where you expect your market share to be in three to five years time?
The second question. You talked about the upgrade of the changes to the national 3G network. Does Hutch get access to that under the input sharing agreement?
SOL TRUJILLO: Let me take them in the sequence you mentioned. In terms of market share, I am not going to share market share forecasts under various regulatory scenarios because I do not know what they are. Under the extreme set of unbundled loop proposals, obviously market share will fall faster than under more pragmatic proposals that we think exist.
Some of this will be affected by the infrastructure, because clearly all the players in the market, I find it somewhat curious sometimes that they either do not understand or do not want to acknowledge that our ability to invest in the core affects their business as well, because all they do is ride on the Telstra network. Very few players out there have invested in their own infrastructure, and the one company that did invest in their infrastructure, they do not even use it because it is so damn cheap through regulatory processes to use Telstra’s.
It is hard to predict market share, so I will not do that under hypothetical decisions, because I do not know what the decisions are going to be. We obviously are advocating and we are not shy about our advocacy, but I will not do that.
Relative to the strategy that Greg outlined on the 3G plan, Greg, do you want to talk about Hutchison and the relationship and the contractor?
GREG WINN: Basically, regarding Hutchison, we have already started talking with Hutchison negotiating in good faith around the requirements we have with our existing arrangement, and it is a commercial arrangement and we will leave it at that. Things are going smoothly from our perspective.
SOL TRUJILLO: Let me add to that. Everything is on commercial terms, and so the approach we take, the belief here at Telstra is that if you want to do things on the right terms, the right conditions, we will do it, and if you do not want to do them on the right terms, the right conditions, we do not do it. And I think that is the operating principle of most companies.
TONY WILSON: Tony Wilson, UBS. In relation to the investment that is dependent on regulatory outcomes and specifically ULL, at what kind of ULL price points will you need to have a major rethink of the strategy that you have outlined today?
A second question for Greg Winn, which is related: You put up a slide which showed us fibre to the premises and fibre to the node; I think the premises related to greenfield sites only. In relation to the fibre to the node, could you give us an indication of how extensive you think that might become for Telstra?
SOL TRUJILLO: Let us take in the two parts of the question you have posed. In terms of the core strategy rethink, the core strategy rethink is not necessary relative to ULL, in the sense that we are going to build a new economic model for this business, we are going to be aggressive in terms of broadband and our deployment of wireless broadband. In terms of our customer experience and the enhancement there, in terms of our focus on taking costs out of the business, those things do not change. I just want to be absolutely clear.

What will change, depending upon the outcomes on ULL in particular, is how much do we invest in fibre to the node or how much do we invest in fibre to the kerb or whatever fibre additional deployments are there.
I think that remains to be seen. But it does not change our strategy because we have some core initiatives that we have to execute in the business. What does change, though, is how deep and how far this goes in terms of our capability across all of Australia, because there are certain things commercially that we are able to do and there are certain things commercially that we will do, but then obviously there are other limitations that come in when everything is provided below cost.
In terms of the safe harbour elements, obviously that is another dimension. If there is a rule that says, anything you guys innovate on, anything you invest in new, you need to transfer wealth from 1.6 million shareholders to other shareholders, we will not do it because that is not in the best interests of our shareholders.
TONY WILSON: Could you restate the fibre? You put up a slide stating there was some intention to invest in fibre to the node. I wanted to get an indication from you how extensive you think that might be, in terms of the coverage of the market?
GREG WINN: The five cities that I mentioned, the five capital cities, approximately, we have engineered or designed to 20,000 nodes.
TONY WILSON: How many households would you be covering with that?
GREG WINN: I do not remember the actual households number, I think it is 4 million households, 4.1, and 5 million PSTN lines, in that vicinity, I do not remember the exact numbers.
RICHARD LONG: Richard Long from Deutsche Bank. A question on Sensis. Clearly that business is growing quickly and the expectation is that it will continue to do so. With the $3 billion target for revenues over five years, is much of that coming from potential acquisitions? If so, what is the framework for what you are looking for on that acquisition front?
BRUCE AKHURST: The core strategy, as I described it, is

around growing that core. We are going to see Yellow Pages and White Pages continue to grow and we are also going to see significant growth in the online area. We have not been talking about what the split is between acquisitions and organic growth, but the majority of it is from organic growth — very, very heavily in the online area.
RICHARD LONG: At a corporate level, Sol, in terms of any M&A activity that might happen in future, whether it be around industry consolidation or growing in adjacent markets, what parameters have you put forward to the board as being what you are going to be primarily looking for?
SOL TRUJILLO: First of all, I have told the board that M&A activity is not at the forefront of our agenda, at least in the near term. That is simply because we have too much we have to be focused on in terms of transforming the core of our business. So I just need to be clear.
When I think about criteria, it is what I said earlier about this notion of porting our core competencies that we can take to other locations, it is not about real significant M&A activity because you have to pay premiums generally and you have to earn back premiums and you get your business tied up in that. That is not to say we will not ever do one, but the real focus is if we can find the right partnerships and extend into other geographies and help others grow their businesses faster, we can both create value and create shareholder value for ourselves, in addition to others.
QUESTION: Christian Guerra from Goldman Sachs JB Were. Sol, thank you for your time this morning. I have three questions, the first one for yourself and Greg, the second one on BigPond, a couple of questions for Justin, and thirdly some questions for John Stanhope.
Firstly, I just want to chat to you about the transformation program. We have obviously seen this with numerous telcos globally, quite often they talk about the fact you need to run duplicate networks and duplicate billing systems for a fairly long period while you are employing the new network and migrating data to the new CDMA systems, et cetera, and I want to find out how long the duplicate costs while you are running the programs side by side will go on for.
Secondly, on BigPond, three questions for you, Justin. First, if you can go through the levers by which you will seek to increase your BigPond market share; secondly, a key regulatory issue for BigPond right now is the fact you cannot compete on equal footing with Optus in regard to things like zero dollar install, discounts for bundling, et cetera — I am wondering if you can give us an update on the regulatory situation when it comes to new products and services; thirdly, I want to know how your plans for movie content sits with your fellow shareholders at Foxtel?
SOL TRUJILLO: Let me make a quick comment, then I will turn it over to Greg on the first part of your question.
In terms of the transformation, I have said this before: no-one that I know of in the world has done the full transformation of wire line and wireless together, because almost everybody has separate companies that they have separate shareholders or separate subsidiary requirements that they cannot integrate.
So when we talk about the transformation that we are going to be doing, it is about creating the hook so that we can create seamless experiences for our customers. So the core notion is about eliminating those redundancies that enable us to serve our customers differently than they have done in the past. That is going to be core in terms of what Greg and his team are thinking about. And those people that you saw on the big screen here before — because there are some new challenges that we are posing to them to help us solve faster and in a more focused way than they have done in their past.
Greg, do you want to talk about the time frames?
GREG WINN: A couple of things. One, besides Siebel and Accenture, we had another consortium working in the same space with us, so over the last two and a half months we have done a lot of the requirements work in order to get the pricing done, and requirements work takes time. We have a little bit more specifications to do, but one of the key items is that we are going to do this transformation in two years from the time we launch it in the system space. So the issue of running dual systems, there is a couple of ways we are looking at it. One is that we are not going to run them for a long period of time.
Two, we have already identified a number of systems that we are going to shut down because we can stretch other existing systems because we have so much replication in the network.
Finally, we are going to invest some money in some short-term intermediate steps to allow us to decommission very fast some of the bigger systems that are costly. So it is a combination of things that have been worked in from the beginning all the way to the end, and once we start with it, it will be done, and in fact we have financial commitments with our suppliers being complete within 24 months of starting.
SOL TRUJILLO: When do we start the launch?
GREG WINN: From 6.30 this morning when we signed the paperwork. But we will have some definitions work done by the end of January. We think we will have most of the IT transformation, at least with the part we discussed with you today, which is the front of house, CRM and the bill systems, which are the massive expensive ones that we, they will be done by the end of 2007, the first quarter of 2008, we will be decommissioned.
JUSTIN MILNE: There is a clutch of questions there. First of all, the first question was about what are the levers for market share. There are a couple of hygiene levers. First of all, it is very important for us to have an attractive price in the marketplace but it is not all about price, but if we let ourselves be priced out of the marketplace, obviously we will be, so having a great price is the first thing of hygiene.
The second thing which is of superimportance for broadband customers is reliability, and we have been continually improving our reliability over the last 12 months. But, as you heard from Greg, these changes that will be made in the network which will give us one simple understandable network and will make a huge difference when it comes to reliability. The network that is envisaged will literally enable customers to plug a gateway box into our network and be provisioned — just like that. They will get an IP address — just like that. They will have to register, but it will take huge costs out of our business and provide a large measure of extra reliability.
The other thing is in this world we are heading to, where 50, 55 to 60 per cent of homes in Australia will be connected to broadband, they will buy a great range of services, they will buy all kind of services. So our job is to integrate those services in a way that makes it a one-stop-shop, that makes them integrated with this one click one touch kind of approach and to support those services as well.
I think in the world we will be in in a couple of years time,

we will say, my home is connected now and I have computers all over my home, I have complications with this everywhere, who can help me with this and who can make it simple for me? And I think this is where we step in.
On the regulatory question of zero dollar install, we will continue to put out there good offers and good products and it is up to the regulator to decide what it is going to do about that or not. The fact is we have the most competitive marketplace in the world in Australia, and since we put $29.95 in the marketplace about 18 months ago — which was supposed to make the sky fall down, it did not — we have increased the number of ISPs competing and the number of people online and have fired up the market and things have gone fast since then.
We will continue to innovate, to get market share and to provide the best offers and deals to customers.
QUESTION: Were you concerned with the comments last week about the ACCC potentially looking at companies who are aggregating a whole lot of broadband content and what that might mean for BigPond?
JUSTIN MILNE: I really cannot see how that could possibly

happen, because you would have to talk to them about that.
When it comes to broadband content, our content and our licences are really a long way down the food chain in terms of live free-to-air rights, then we come a long way down in terms of windows. I really cannot see how we can be denied those rights, but that is a long way out.
The other thing you asked about was our movie business and does that conflict with Foxtel? No, I do not think it does at all. In fact, going forward we are looking to provide Foxtel content which would be available on our service to download as well. Don’t forget, our service is a download to PC service.
SOL TRUJILLO: I might add, in terms of the point about content, having operated and competed around the world, these things happen everywhere. When I was at Orange we had certain companies that we competed with that had premier league, the football rights. We did not. But we did not go crying to the regulator and saying, “Gee, help us. We are going to go out of business because we do not have the premier league soccer rights.”
You have to compete. That is what a free market is about, and that does not determine whether a company is in business or out of business; you have to let the market work. And that is going to be our advocacy, it always will be our advocacy, because that is in the best interests of consumers, because on the one hand somebody may have an advantage, on the other hand that forces somebody else to find a different advantage to go to market. That is how markets work.
TIM SMART: Tim Smart from Macquarie. You have given us a lot of detail all the way out to 2010, which is probably the first time we have had that level of insight into your own thinking and hopes for the business, and that is great.
Two questions relating to the detail you have given. Firstly, going back to the caveat about the reasonable regulatory outcome, you have painted a picture that you clearly see the current regulatory outcome and current trend as being very unreasonable. What is it in terms of those forecasts, why would you put in reasonable outcomes when what you see today is not in your view reasonable; and can you give us some further update on what is reasonable in those numbers?
The second part of those financials, Sol, in your very long career in telcos, what has been your history of looking forward five years at capex numbers? I see in 2010 you have a very big dip down to 12 per cent of sales. Justin said 90 per cent of the applications on the internet we probably do not know about today. What level of confidence do you have that capex really is going to trend down in the industry in five years time?
SOL TRUJILLO: Okay. I hope you do not think I have been too long in the industry, in terms of your comments. But let me just say, on the regulatory thing first, every country in the world — and those of you that cover the industries, you can verify and validate this fact — is moving towards reducing the amount of regulations that exist, because almost every country has learned the lesson: you let market work and guess what, consumers benefit, all kinds of good things happen, including innovation.
What we have been saying is under what we are starting to hear from the regulatory body and legislation and other things, people are wanting to put more regulation in place, which personally I do not think is good for all Australians. It may be good for a competitor that is saying, “Help me more, subsidise me more,” or whatever, but I do not think that is good for the consumer in the long term and it is not good for all Australians in the long term and it is not good for the economy in the long term.
What do we see as the trend? Basically it is what the ACCC has been proposing. If you look at their proposed pricing elements relative to unbundled local loop, those are dramatically below our costs of providing the service.
I like telling the story to everybody — I have said this before — when you put in a loop, a copper loop, it is not just the cost of the copper, it is also about the trenching, it is also about the ducts out there, it is about the technician that has to have it, it is about the technician that needs a tool belt, it is about the technician that also needs the truck, it is about the truck that needs gas, it is about the truck that needs maintenance, it is about the truck that needs tyres, it was about the warehouse that needs lighting and heating so you can park the truck and hang the tools, and it is about tissue paper in the rest room. All of those things are real costs in running a business.
This business does not run on some academic little thing that says, well, on the margin it is only this. It does not run that way. Any business that I ever have known that runs on incremental costs, they do not exist any more.
So we have to change that. We have to keep on pressing that because the case for investment is about companies that are incented to invest, they earn returns and in this case in Australia, because Telstra is so pervasive and does touch virtually every customer, whether you are in the core city or whether you are out in the bush, it is important that Telstra be incented to invest. It is very important. So we are going to advocate that.
In terms of the trend, we want to affect the trend. We do not know whether we are going to affect the outcomes, and whatever the outcomes are then we have contingencies relative to what is appropriate in terms of our investing plans.
But you know the criteria: returns on invested capital really do drive that.
JOHN STANHOPE: If I can just add something. You are really also asking the question, why have you put forward a financial scenario where you may not get the outcome you want? I think that is what you are asking.

I think, and we think, that it was very important today to let you, as our shareholders, know what is possible. Because this is what is possible. We have already said that if there is an outcome from the regulatory outcomes that is not our expectation to what is totally possible, we are going to do a lot of it anyway. We are going to do the costs out, we are going to do the IT platform rationalisation, we are going to do a lot of the network rationalisation and do the wireless thing, so we are going to do a lot of it anyway. But there are elements that can and will affect what is possible.
But we absolutely believed when we came here today, supported by our board, that you needed to know what is possible.
SOL TRUJILLO: The last part of your question about capex and looking out for that period of time, there are moments in time in the industry — if you look back over the last, in my case, 30 years, you can see there are moments in time when you invest in certain technologies and they are good to go for 10 years, 20 years. We went through some of that transition, in particular in the 1970s when we started deploying fibre, and people started talking about how that fundamentally would change the cost curve in terms of as traffic was growing, as more lines were added, as more usage started occurring and all that.
We went through some other transitions that I will not bore you all with, other than to say we are at that point now in terms of what Greg talked about with his plan. That is, when you think about the wireless network that we are going to be deploying, you saw a migration path not for three years, not for five years, but well beyond that when you think about a 4G kind of deployment. But the way that that transition is going to work, the way Greg has described it, it is no longer about having to take down and write off all that old stuff; it is about line cards, essentially a line card kind of change-out. That is fundamental. When that happens that really does in fact change your capex notion of what has been historical versus what is going to be required.
It is the same principle on the next generation networks. When you think about the soft switches that can handle millions of lines as opposed to tens of thousands of lines, there is a fundamental cost structure difference when volumes are growing. Now, volumes have been growing over the years but you always have to keep on adding in a correlated linear kind of fashion. This breaks that linear kind of curve in terms of how you think about those kind of investments. And that is really the key when we talk about looking at this kink.
So this is not about a hockey stick and all of a sudden the numbers look good, it really is logical, it is practical and it is implementable in terms of the way that we have thought about it over the last three or four months.
GREG WINN: I will give you one other example that I think really drives the point home, and Sol was just starting to touch on it, and that is the soft switch. In my presentation, I told you we are going to remove 116 class 5 switches and replace them with five mated pairs. So we are going to go from 116 locations where we do power additions, turbine additions, battery additions, building additions, to five physical locations where we will have this switching, and it is going to significantly reduce the infrastructure costs that are associated with running a network like this.
Secondly, I mentioned Moore’s law on computing and costs. These new soft switches are fundamentally different than the types of switches that are in the network today and they will follow cost curves similar to what we have seen in the computer industry, and as we have more fibre out there, capacity will be a function of electronics more so than physical pieces.
JUSTIN CAMERON: Justin Cameron, Credit Suisse First Boston. A question first on mobile. It still remains one of the key both drivers for Telstra and I would like a bit more colour on the strategy. Obviously there are points on the move to 3G nationwide in Australia for rotating off the CDMA base, if you could give us a feel for that.
Secondly one of the biggest costs will be getting across from CDMA and to WCDMA and what numbers are you factoring in as part of that.
There was a lot of anticipation about Telstra going into the New Zealand market. Given the commentary that you will no longer be looking at rolling out 3G market in New Zealand, is that a target for TelstraClear in New Zealand? Typically the market has been guided to EBIT and cashflow positive by the end of 2006; does that still remain the position?
SOL TRUJILLO: Greg, do you want to take the CDMA conversion?
GREG WINN: We will build the 3G network nationally. Over the next 12 to 18 months we will actually have the infrastructure in place, then we will have the two-year migration time frame for the existing CDMA customers. It is our belief that, given the superior bandwidth and capabilities that we are going to have there, the customers who will nationally want to migrate will have incentives from time to time, but we will have an orderly transition and shutdown of the network from CDMA.
John is a better position to talk about the schedule and the numbers, I do not remember the numbers off the top of my head about depreciating the asset. But we are fairly comfortable with the migration schedule, how it will take place and, toward the end, how we will decommission the network. We have made arrangements that we are not ready to disclose yet to dispose of the equipment in the secondary market.
JOHN STANHOPE: I will pick up New Zealand and CDMA depreciation. In this plan there is an acceleration in the first two years and a little bit left in year 3, so 2005/06 and 2006/07 and a little bit left in 2007/08, and then we hope it will be out of the network. That is what we plan at this point in time and that is the schedule, the depreciation schedule.

New Zealand — we tried to work the mobility numbers many times, it just did not meet our criteria on return on investments, so that is the decision we have made not to proceed there.
I think you will find on a stand-alone basis, Justin, TelstraClear was either positive last — on the following basis, you are right, it was in the next fiscal year.
Our strategy was still to leave open to investigation what we can do to leverage that business in New Zealand. But you ought to understand — and Sol said this right at the front end of the day — that we are going to have it more focused. It costs a lot of money to try to service the mass market, to make sure our business customers are well looked after wherever they are in New Zealand, they tend to be on our backbone network in New Zealand anyway, and by focus I also mean focus on the cost base. So that is fundamentally the strategy.
SOL TRUJILLO: If I could make a couple of comments in addition to the CDMA, then one last thought on New Zealand.
In terms of the CDMA, the way to think about it is this is

about a two-year transition plan, and Greg said we are going to take and transition this network or shut down this network not tomorrow, not next month, but it is going to be over a period of time and it is going to be very customer-centric in terms of how we do it. Number one, we will not force a customer off until the network is equal to or better than what they have today. Secondly, the service is going to be better in terms of the bandwidth and what they are going to be able to do, we think over a two-year period of time.
Obviously customers are going to have choices. When they come into the stores, when David walks into his Telstra shop, obviously we are going to be encouraging our customers to start moving on or buying the 3G service capabilities as opposed to CDMA. But if a customer wants to buy it tomorrow or this afternoon when they walk into a shop, if they want to buy the CDMA phone, they can. We are not removing choice for the customer.
As we get to the point in time when the network is essentially there and it is ready, we will see a diffusion, in terms of fewer and fewer and fewer customers up to that end, and we will make it as customer friendly as we can, because it really is about customer choice and they are going to get a much better service on that.
Relative to New Zealand, I want to make one other comment. David Thodey and our team in New Zealand are working on what I call some break-out strategies. We are focused on the business segment of the marketplace today. When we have a little bit more time we will have some more conversation in New Zealand to see a regulatory construct that is similar to what we are advocating here in Australia, meaning unbundled local loops, but at their cost, which is okay, because we are going to be able to out-innovate anybody as long as we have access to the network at their cost — we are not asking anybody to lose money — but we will go there and we will have the conversation in a very, what I would call investor friendly way and hopefully we can change the environment there, because obviously New Zealand is the exact opposite of Australia in terms of regulatory policy.
QUESTION: Richard Eary ABN Amro. A couple of questions: Looking through the last financials of John’s presentation, a lot of the success story longer term is all about leveraging off the revenue base in terms of sustaining the actual cost base. Looking at a couple of the slides, I am a bit confused — and I do not know whether everyone else is in the audience — there is a 300 to 350 basis points difference in terms of revenue growth from a status quo scenario to your medium or low case. There is an outline in terms of what the differential is. Can you give us a little bit more colour to try to understand what is the difference between those numbers and what has happened from yesterday to today?
The second question is that, looking at the actual cost base, in terms of the cut-out strategy and the rebound in the margins, you have assumed that margins may go from 45 back to 50 or 52 per cent, which assumes 700 basis points expansion. Within the presentation, you talked about maybe an increase in COGS, the change in revenue mix, which would therefore suggest an overall reduction or improvement in SG&A of maybe 900 basis points.
If you look globally at what has already been announced by other people who have done other similar marketing strategies, that seems excessive, and I am trying to get a better feel in terms of how much cost savings will come from IT, how much will come from head count and give us a little bit more tangible take-aways that we can get to grips with.
JOHN STANHOPE: I am not going to get into the sort of detail of line by line of expense reductions. But to answer the first part of your question, you saw Sol’s and my slide that said we are on this trajectory of 1 to 1.5 per cent revenue increase with 5 to 7 per cent costs growth. And the status quo scenario paints a picture that takes that forward out over the five years.
It includes fairly large declines in the PSTN revenue base. It assumes fairly ordinary mobile growth, in terms of ARPUs and therefore tidal revenues, share and so on. It assumes we go along with broadband at a similar level as we are this year. I am not going to get into assumptions, as I said, but we are assuming a fairly significant change in the PSTN decline, an increment in the revenue growth from mobiles, from all the things that we have talked about, integrating services, both mobile and the PSTN will benefit from that, but wireless data will also drive up the ARPUs, we estimate, over that period.
I am not too sure of the confusion. One is status quo, the continuation of what you already see and know, versus what we think is possible.
The cost base is influenced by the spend early on in the

years, and we have, of course, when you have a differential — forget the differential for now. When you have a compound average growth rate of 2 to 5 per cent you are going to pull forward some sort of good, and that is factored into your point that we are holding labour flat and other expenses flat, and we think we can do that just from all the aspects and productivity elements that we can get out of the IT platforms.
I could talk about this for a long time, and so could Greg probably, but there are people sitting in fault centres, sitting in front of house, sitting in front of many screens, trying to cope with many, many systems. Customer experience is bad.....very low productivity from that. So that is where we are targeting all those sorts of things.
DAVID WILSON: David Wilson, JP Morgan. A specific question to John around the redundancies that you have said you have, end-year redundancies plus out-year redundancies, so what is the total redundancies numbers?
JOHN STANHOPE: We already had in plan about $100 million which I talked about on 11 August. We will add about a bit over $100 million more that is factored into our earnings guidance. I also said — but you probably did not hear me because of the rain — about $450 million to $500 million in the provision, and that assumes the three-year program.
DAVID WILSON: Does having done the Hutchison 3G joint venture complicate what you are trying to do in 3G on a nationwide basis? Do you envisage a 3G restructure?
The final question: Is there any sort of precedent off-shore that gives you comfort that you can get that sort of uplift in your revenue line from the graded cell strategy?
SOL TRUJILLO: Let me talk about the last part of your question, then the Hutch agreement and all that. Obviously I have experience in the United States, Europe, the Middle East, parts of Africa, northern Asia and Eastern Europe. My experience at Orange most recently was when we started integrating our capabilities and started integrating Orange World, which is applications and initiatives that ride on top of the core wireless service, it was a way of us accelerating growth in our business.
Just as I was taking over Orange, Vodafone was launching Vodafone Live and they had a huge advertising budget associated with it. Vodafone Live was a way for them to grow their ARPU and it was about downloads, it was really a capability to accelerate Downloads.
At Orange we spent our time figuring out ways to make usage simple, non-voice kind of usage on applications and services, things like e-mail and other things that take time if you are doing e-mail or if you are listening to messages or in some cases doing multimedia messaging, photo messaging and a whole lot of services like that. Our strategy was built on making those things simple. That is why you see the one click, one touch, one button, one screen.
If you look at the customers, in terms of taking the smart phone — and we were the first to roll-out in the world at that point in time — we took customers that had average ARPU, in some cases a few segments that were moved from £35 a month up £135 a month, because we made things simple and easy to use. If you find value in this and make it easy to use, you grow revenues.
In the case of US West, we had a 50,000 person trial where we did the triple play and the quadruple play, where we integrated video, voice, data and internet and wireless where it was all seamless. Basically for those customers who signed up in the 50,000 person trial, we almost tripled the average monthly revenue from each of those customers and the customer satisfaction which drove churn down to almost zero, because they were so happy with the kind of integrated capabilities.
It does work and it will work here because the one thing about consumer behaviour is we all like things made easier. If it is relevant to me, if you are a worker that spends a lot of time in meetings like today and you are not doing your e-mail and you are travelling home at night and you have to spend 20 minutes in your car, and you get home and you have a wife or a partner or children, they do not want you getting on your e-mail when you get home. There is a lot of pain that happens for anybody that does that — right?
If we at Telstra can make it simple for you, so that while you are driving home you can listen to your e-mails with one click — put it in your ear, you are not violating the laws — there is 20 more minutes of revenue and usage that we can get by making it simple. Because right now you can do that but it ain’t so simple in terms of being able to use. That is really the key driver.
I have experience doing it, I have seen it work, and now you can go to Telecom Italia, Telefonika, other fixed line operators in Europe and see that they are starting to do some of these things and you are seeing their ARPU growth happening. I believe that is really the key.
When you talk about changing the market here in Australia, that is the way we change the market, because now as a customer I am doing business with you because of what you are giving me, as opposed to just the price. Price is important but it is not the only variable. But it looks to me, when I have assessed over the last three to three and a half months in Australia, it looks like price is the only variable that all the players seem to focus on.
GREG WINN: Regarding Hutch, it does not complicate our agreement, there are no problems. We have a good agreement with Hutch, a great relationship in our partnership and it continues, there is no interference.
DAVID WILSON: Having done the deal, it does not complicate what you plan to do?
GREG WINN: No.

PATRICK RUSSELL: Patrick Russell from Merrill Lynch. Just a couple of things. Firstly, on the PSTN business, have you assumed any further rebalancing in the revenue numbers going forward, and also just any thoughts on the growth of the VOIP portal, things like SKYPE, and you how you see that technology impacting the business longer term?
The other issue is just on the labour, looking to take 10,000 people out is a big number. It is going to obviously have some morale issues as well as obviously issues associated with restructuring the business, in terms of the outsourcing impact. I just wanted to get an idea how you are going to manage that and where largely are these people going to come from? I know that you have 10,000-odd people in operator and call centre services, a lot of people in field service and obviously management; where are they going to come from and how are you going to manage the social upheaval inside the organisation?
Finally, normally associated with such a radical change in business strategy there would be organisational change in terms of how the management has worked or is working. We have seen an influx of new management come in from offshore, and I kind of get the impression that the company has bolted on a separate management infrastructure over an existing one. I am just wondering how you are going to sort of reset the lines, and will we see a fresh organisational structure appear from this new strategy?
SOL TRUJILLO: Okay, you have asked a lot here, so let me try to remember it all and then try to address it all. Number 1, in terms of the revenues —
PATRICK RUSSELL: The rebalancing issue on PSTN.
SOL TRUJILLO: In terms of the rebalancing issues, we are not talking about any kind of rebalancing per se because that is not at the centrepoint of our strategy. The centrepoint of our strategy is really about how we think about pricing plans, whether we start new types of pricing plans, whether we have subscription pricing and other things that can affect this kind of mindset relative to whether I want to stay on a usage based kind of pricing plan or do I want some sort of certainty in terms of what I get and how attractive is it? It is about how we think about integration and simplicity of services that are seamless between wireless and wire line, that you will see us introduce over the coming periods of time. It is also about these features of services that get enhanced or added on to the core capabilities.
But as you saw from the charts that we showed earlier, we have a pretty aggressive assumption relative to PSTN revenue decline and some of it will be driven by VOIP and the SKYPE type players as well as some of the others, the Vonage type players that have a different way of thinking about Voice Over IP. They are all factors but they are not really going to drive our strategy in terms of what we do.
We will look at Voice Over broadband as a competitive response and creating attractive pricing and packaging around that, and we will do some other things that we are not going to talk about today. But in terms of revenue picture on PSTN, it is declining, it is going to happen, the question is at a double digit rate or a half double digit rate kind of scenario, relative to the environment and cost and what is the mix of people, et cetera, et cetera.
I said this before: We have full-time employees, we have part-time employees and we have contract employees. It is going to be a mix of all of them that will be affected. Primarily I think first it will be more on the contract side of employees than it will be on the full-time kind of employees.
Some of what we have in place is a variablisation of some of our costs and that is associated with the part-time and that is associated with the contract, but obviously we will preference our own people inside the business, because that is a principle I believe in and I think that is a principle all of our senior leadership team believes in. But we are going to be very pragmatic in terms of what, where, when and all of that.
How does it relate to morale? Obviously, so far, all the employee meetings I have had, I have talked about we had to lean down the cost structure of the business. I think that when I said that when I first came, it has been in a lot of news stories and other reports that all our employees get to see, and I think our employees know that that needs to happen. I think almost universally, everywhere that I have been it is understood. What our employees want us to do is to be clear, to be quick, to be decisive and to get on with it so that they can get on with their lives.
I will share an e-mail I got this past weekend from an employee leaving the business as part of one of our initiatives that we have already announced. This employee sent me an e-mail saying: “Sol, I am going to be leaving. I have worked at Telstra for six years. I have enjoyed my stay here at Telstra and now I am going to be affected by one of the decisions that you have made, but I think it is the right thing to do. And I want to wish you the best because Telstra is a company I have really enjoyed working for.” It has just got to be done, I think everybody knows that.
In terms of your comment about a bolt-on management team, I hope you saw today that there are no bolt-ons here; we are an integrated team. This team has been working hard together. You can take Bruce Akhurst or David Thodey or Justin Milne or David Moffatt or Deena Shiff off to the side and say, what about those Americans versus some of those others, and some of the other people we brought in from Europe and that all that? The answer is, I am a team builder, I believe in teams and the only way you get things done is through teams and if people do not like being part of a team then they will not be part of that team.
We have spent a lot of time as a leadership team aligning ourselves around strategy and also aligning ourselves around roles and responsibilities, and also then finally aligning ourselves on what’s going to be required to operate and deploy the strategy that we have been talking about. I hope you saw it today, that everybody is ready. Bruce, after the break, kind of said to me, “We got to get going, because it is now time not just to talk about it but to really execute.”
QUESTION: Thanks, Sol. Andrew Hines from Morgan Stanley. Sol, first of all, let me just say congratulations on what I think is a great vision for the company, and I think if you can execute this well, then it’s going to great for Telstra and for the country over the next five years. I must say, however, I’m a little sceptical on your end point financials. It looks to me like you’re defying your own law of gravity in some ways, in terms of your margins. Your margin today is world’s best, which means you’re either charging more than your peer group globally for services, or your cost structure is that much better than your global peers. What gives you the confidence that, five years from now, the gains you’ve made in your cost structure, if you implement this well, aren’t going to be given up to the consumer in pricing and we don’t end up with your margins at 42 per cent, rather than 52 per cent? That’s, kind of, a big picture question. I’ve got another question for David Thodey just on execution. One of the things we hear from other carriers who are going down the next generation network path is talking about how to integrate the customers into that experience. David, have you done any work with your big corporate customers on are they ready for this yet? Are they ready, in the next two to three years, to turn off their systems to integrate into an all IP core? You know, what sort of changes have to happen at their end to be able to implement what you’re doing?
SOL TRUJILLO: Okay, let me take the first part and then, David, I’ll turn it over to you. In terms of, you know, the discussion about the business model, you’re really asking a question about the business model, at least the way I hear your question. I want to be clear; the way that you start thinking about 3G, HSPDA going forward the way you think about next generation network going forward, you’re going to dramatically reduce the cost, the incremental cost to serve your customer. On top of that, then, the incremental cost to bring to market the applications and services is going to be dramatically different. It’s basically changing from a physical, you know where you have lots of, you know, cost of goods sold, if you will, associated with every product and every service, to one where you’re moving into, basically, a software-enabled kind of environment, which is what really allows you to drive your margins, so that the margins per unit, if you will, go up.
Now, how does that relate to pricing to the customer? How it relates to the pricing of the customer is how we think about the segment and what the utility or the value is on that application or service. There is a lot of modelling that has happened and will happen today and tomorrow, in terms of how you price that. If I help a customer take, you know, $100 million of costs out of their system by one of the applications or services that we have and I price it at $50,000 or $50 million, depending upon the value of the benefit, they’re going to be willing to pay it if it gets them the outcome. That’s what value based pricing is really about, as opposed to cost based pricing, which is kind of the mode that everybody is in. Everybody is trying to find that lowest point. Telstra has had the highest margins, competitors are willing to live with lower margins, so you keep on getting into this spiral. What I want all of our competitors to understand is that we’re going to have a much lower cost platform than they’re going to have. That is a management thing, that has nothing to do with regulation, that has nothing to do with copper loop, it has everything to do with how you’re investing to take costs out of the business. That’s what we’re going to be driving here, so that everybody understands that when they compete with Telstra going forward, it’s going to be a different game. It has nothing to do with what regulators worry about.
But back to the customer. It is about the applications and

services. It’s about the way that you generate them, and the margins are going to be dramatically different. Therefore, the outcomes and the numbers that you saw are that way and we will be able to sustain them because we’ve seen that in the mobile world. I saw it in the mobile world in Europe, where, if you go to the UK there is no more competitively intense market than in the UK, and we were able to sustain those margins. We took our EBIT and margins up, while I was there, from 31 per cent, up to 38, 39 per cent EBIT on margins, in a market where you have six or eight infrastructure players, not resellers, infrastructure players, and you can walk down any street there and you’ll find the value propositions that everybody had to move to, Vodafone, Orange, T Mobile, 02 and all the others. So I really do think that this is possible because we have a strategy.
Now, the other part of it is simply it’s about the network investments that we’re going to be making. If we sustain the platforms that we have today, with all the redundancies of networks and systems that we have today, you’re right, it doesn’t make sense, nobody else is there. The final point I’d say, when you say, “Well nobody is really talking about those kinds of margins,” nobody is really integrating their wired and wireless business the way that we’re talking about, because everybody has separate, stand-alone structures. We’re going to make sure that we can take advantage of costs wherever we can. Okay. David.
DAVID THODEY: Yes, it’s a good question. The short answer to your question is yes, but more so we’ve already done it. I mean, at Woolworths we’ve just rolled out IP to all the stores and it is a big job because the whole dynamics of the way the network runs and the interaction with the applications is quite different. Then we’ve just done IP telephony at Norwest Park, where, you know, Roger has just taken the head office out to. We’ve had to do a lot of work because putting IP telephony in is difficult. Suddenly you’ve got a whole new dynamic going on in the business, from operational issues of running PINs etcetera. So, yes, you’ve got to plan it, but the value, or in fact more than the value, the need for the customers to do it is compelling. Delivering the new applications in terms of servicing their customers is driving them that way. So I think that creates opportunity for us, to be honest.
QUESTION: I mean, I guess the point of the question was you can’t really turn off the old networks until your very last customer has converted over, so there is always going to be the recalcitrant customer who says, “I’m not ready to turn over yet.” What happens in that situation?
DAVID THODEY: Yes, well, that’s — I think if you have seen a chart that Greg put up, that we will support things like ATM and Frame through the IP core, because we realise that we’re going to have to, you know, migrate people, and also some people stay on ICM back up, but we’ll try and move them through and give them a good redundant network as we go forward. But they’re real issues and we’re going to work through them.
SOL TRUJILLO: We’re going to take these last three questions and then we’re going to close off this part of the meeting and then we’ll move into the media session. Okay.
QUESTION: Ian Martin from ABN AMRO. Question on Sensis. I’ve been trying to grapple with this question about whether the growth prospects for Sensis and the prospects and value, and so on, are better because Sensis is part of Telstra, or whether it would be better off as a stand-alone company. I think the answer is that, particularly when the growth is coming through from mobile-based search of the internet and so on, that it probably should be part of Telstra. But it wasn’t obvious where the revenue synergies were, for instance, common marketing and so on. There is some evidence, I think from presentation of cost synergies, particularly on the IT side, but when I look at your capital spend it is running at — although it seems low at 5 to 6 per cent, that’s twice what the peers are. There are some obvious differences in the strategy you talked about where you’re, for instance, running lots of different brands, therefore lots of different customer access points, which must be confusing and costly. You’re going down this multiplatform route, which I can understand, but is complex, and your customer segmentation, if I’ve got it right, into premium, silver and bronze seems at odds with the needs based segmentation that Bill Stewart was talking about. So where are the benefits?
BILL STEWART: It’s not about IT rationalisation and Greg running the IT system for Sensis, that’s not where the principal benefit is, although there will be benefit through Telstra procurement processes. So we’ll be definitely using the procurement processes to drive our costs down. But that’s just one element. The real guts of it is getting the one and a half million customers per month from BigPond and the millions of customers from Telstra.com that we’re now getting. And also having, on the screen when eight million Telstra customers turn on their phone, there is Sensis. I go to my customers now and I say, “There are 8 million customers there that can find you just by going like that.” They don’t have to scroll through menus and screens and all the rest of it, there it is. We’ve shown that over the last couple of months with

BigPond. That’s why we’ve gone from 100,000 a month to 1.4 million a month. So it’s just phenomenal traffic. It’s really getting into the on-line area. It’s absolutely consistent with what Sol’s talking about in terms of - - -
QUESTION: That’s driving a lift in advertising rates?
BILL STEWART: A lift in advertising rates?
QUESTION: How is that driving the kind of revenues you’re getting?
BILL STEWART: Because we’re providing to the advertiser a much broader audience, so we’ll have other charging models, not just, you know, pay to appear, but it will be pay for performance, you know, pay per lead, pay per sale, all these sorts of things are going to drive it. We’re seeing it already.
QUESTION: Tim Smealie from Citicorp. I think we can probably safely assume that Optus and AAPT and the rest of your competitors are already on their way down to Graham Samuels’ office to get access to the fibre to the node. Can you explain how you come up with the commercial justification for making the investment, given you’ve got uncertainty on last mile access, and clearly there will be uncertainty on the second last mile access. That’s my first question. Secondly, you appear to have some fairly bullish expectations in terms of mobile revenue growth. Can you give us some clarity on what you think the implications are for mobile margins to deliver that sort of performance?
SOL TRUJILLO: Okay. Relative to the first part of your question, in terms of all these folks traipsing down to the regulator’s office. I thought they were already there. As a matter of fact, isn’t the regulator housed in one of our competitor’s buildings with a name on it or something? So, I mean, I think that, you know, I don’t blame them for asking for subsidies. I mean, if I could get Telstra subsided somehow, that would be good for our shareholders, and if you can get away with asking for subsidies, more power to you. But that’s not what we should accept or allow, to the extent that we can affect it. In the case of putting fibre to the node or fibre to the premise, obviously, as I said before one of the key requirements for us is a safe harbour on new investment. If the regulator or the minister or somebody in government says, “If you invest new, you got to share it with all your competitors and you’ve got to take your shareholder wealth that they’re risking in terms of the capital and give it to some other shareholder,” we won’t do it.
QUESTION: Isn’t that effectively what they’re saying now, though?

SOL TRUJILLO: I don’t know what they’re saying until they make a decision. There is a lot of debate, there is a lot of advocacy, but hopefully there is a principle here that says that there is a due process, there is a fair hearing, and as a regulator, as with others, you got to listen to the evidence and you’ve got to look at the evidence in whole. I mean, that principle does work in the rest of the world, hopefully it will work here. I’ve not been through one of the major decisions, but I’m hopeful that good wisdom, good judgment will prevail.
QUESTION: Just on the mobile revenue growth?
SOL TRUJILLO: On the mobile revenue growth, that’s part of the model that we’re still working hard, I mean now literally we have just finished some of the work in terms of the agreements on the roll out of the network and then some of the applications development work that we still have to launch. In terms of the margins, I think that we’re going to be able to accelerate some of the margins that exist today, but also the revenue growth is going to be tied to some of these applications segment by segment by segment. Bill and I have experienced having done that at Orange, and Bill already has ideas about things that we could be doing. He and David Moffat, in particular, are working closely. We also have, in the business segment — we don’t need to invent some of stuff that this company in the US has done, called Nextel, relative to push to talk. I think all of you have seen the great market cap that’s associated with this company called Nextel, because it’s not about just their technology associated with push to talk. They grew their business based upon specific applications. If you’re in construction and you want to manage all your sites and all the workers and all the people and you have these push to talk walkie-talkie phones, that’s a great application. If you’re in another industry and you have people out in the field, you know whether you’re — in the US they call them milkmen, right, people delivering milk to people’s homes, and trying to track the people as they work through the day and work in their load and their schedule and all that. I was on the board of Pepsi Cola. When people talk about all of the field distribution, there is lots of applications out there that are not about, you know, just getting air time, they’re about the applications that are unique to an industry. We don’t have to invent all of that. We can go take some of the applications, bring them here and start focusing on the various segments that are in the market. That’s part of what we’re going to be doing to start getting some of the revenue growth, as opposed to just assuming that people call more every day. Then, on the other side, is just these whole series of now non-voice applications in a 3G environment; the video calling, the video messaging and some of the other applications that are now starting to take off in other parts of the world.
QUESTION: Thanks very much.
QUESTION: Mark McDonnell from BBY. I have two questions. The first one is in relation to your retail market share. In your presentations you’ve made some fairly ambitious forecasts about turning around the retail erosion and seeing that grow from, sort of, low to mid 40s, currently, to mid 50s to 60 in some key product areas. With the extensive market research you’re now doing, I’m wondering if you’re already seeing shifts in things like customer satisfaction with your service delivery, and to what extent do you believe there is a connection between a shift in those kinds of marketing metrics, through to improvements in market share and recapturing of lost customers? Really, the key question is, has that begun, or is that work still to become evident in subsequent quarters? The second question relates to IT services. A number of your competitors, particularly the large market cap competitors, Singtel and Telecom NZ have made a number of acquisitions recently of IT companies. I’m wondering, given your acquisition of KAZ not so long ago, where the provision of IT services fit. Most of the focus in today’s presentation about IT was internally focused when references to IT were made, to how it was going to be a new factory at Telstra. What I’m hearing from your competitors is a lot more about how they’re going to take IT services and deliver that through to customers. I didn’t hear much of that today, here.
SOL TRUJILLO: Okay. Relative to the first part of your question on the customer experience and are we seeing changes yet, I would say, basically, no, not yet. It’s going to be another quarter or two before we really start effecting what I would call noticeable change in terms of some of the initiatives that David Moffat and David Thodey, and Justin in particular, and Doug Campbell have launched within the operations. So it takes time. As you saw from Bill Stewart, we’re going to be re-architecting this whole go-to-market view. As you saw from Greg, we’re re-architecting, essentially, the back, the hidden side of the company that customers don’t see other than they feel. So it’s going to be a bit yet before we start seeing a turn up. However, that doesn’t mean that we’re not launching several initiatives literally last week, last month, next week, next month in terms of the business. So we’re not waiting for the big fix because there is other things that we could be doing now around managing productivity, getting greater productivity, other things we can do around how we’re resourcing some of our customer touch points. Again, the team is working on that. Relative to the IT side, obviously IT is very important for us because we handle so much volume. This is a really big company that handles big volumes, not only at retail, but also at wholesale. So the more that we can manage those volumes, essentially without people touching it, and the more that we can take the number of systems that orders and calls have to go through, the more costs that we can take out of the business. That’s what we’re doing there. Now, in the case of KAZ, obviously we’re helping customers, on their premise, integrate some of the services and capabilities that they’re bringing to bear within their business. So we’re trying to make it easier and simpler for them to manage. That has been a decision that was made, obviously before I got here, as part of the portfolio of how we’re serving our customers, and it continues to be, as you heard David talk about it. He didn’t spend a lot of time on it because today we’re trying to communicate what’s new. What’s new is about this whole IP infrastructure, but, more importantly, not so much about the carriage, but really about the services and applications that are going to enable us in terms of our large business, government, SME marketplace to truly differentiate over time. Okay. Thank you.
That is now the end, at least of the financial community segment of this meeting today. I want to thank all of you again for your patience and endurance, but we had a lot to share. We didn’t take a break, hopefully you had a chance to do whatever you needed to do while we were talking. I won’t recap, capsulate anything other than to say we’re excited about our business, we’re aligned as a team, we’re focused as a team and we know what we’ve got to do. If anything that you take away, again, our business is going to be driven by our customers, our strategies are going to be executed around segments of our customers, and the people within our business are going to be enabled to do what we’re going to ask them to do, because otherwise everything falls apart. So those of you that asked questions about our people and the training and the morale and all that, those are very important questions, just like the technology and the other things. You’ve got an experienced team here, we’ve got a very diverse team here and we’re going to go out now and begin executing. So thank you for joining us and we’ll be talking to you. We’re going to take a 10—minute break and then we’ll do the media segment next. Thank you.

17 November 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Telstra Technology Briefing
In accordance with the listing rules, I attach a copy of the transcript from yesterday’s Telstra Technology Briefing for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA
TECHNOLOGY BRIEFING
16 NOVEMBER 2005
GREG WINN: I think we going to go ahead and get started absent the packs. They are out in the lobby. So they are going to bring them in and start distributing them? Okay. So we will get started here. And first off, thank you for coming after enduring yesterday. If it was hard on you, it was hard on us because we have heard it a lot and we have been living and breathing it.
I’d like to just make a comment that the people you are going to hear from today are primarily our engineering talent and the people that are going to make all of this happen as well as we were very fortunate to have two of our key strategic partners represented today and I’ll speak more about that in a moment. But when we get to questions and the media, I would just like to be clear with everybody that you are talking to the technical team and the engineering team and they all talk technology all day long until they are blue in the face and hopefully answer your questions and satisfy those. But they are not about the politics which are interesting and they are not about the regulatory climate which is even more interesting, but they are about building this new next generation network, both in the mobile space and the fixed space for all of Australia. So I just caution you along those lines.
Secondly, we are in it for the long haul and it’s a long/long haul but it’s a print and what I mean by that is that we are going to do this faster than anybody else has done it in the past or even attempted to do it. We have a very detailed game plan laid out and we are about execution. So we are not going to react as a senior team to the share price, to the commentary. We are about building this network, getting it done and getting on with it and creating values. So this is a story of transforming Telstra as an incumbent telco into a world class, world leading communications enterprise that helps Australia and its citizens do anything they want to anywhere in the globe.
So, with that, I want to tell you a little bit about who is here today and I’m going to take a few minutes to do that and then the people will — I can’t see because of the bright lights other than the first couple of rows. But I am assuming that as I introduce people they will stand up and you’ll get an idea of who they are so as we conclude the presentations and we do the initial Q and A, you can tag on to some people for any of the specifics that you’re interested in again from an engineering standpoint.
So again, we are going to spend about 60 minutes roughly going through a

16.11.05	Telstra — Tech Briefing
Transcript produced by WordWave International

thumbnail sketch of the technology. It’s a little bit deeper than yesterday, but you will be hearing from the people that actually are designing and working with our strategic vendors on this.
We have with us today Dan Burns. Dan, would you please stand. He has been called various things in the newspaper but he runs our engineering and operations on the technology side. And Dan is a very experienced seasoned telecom exec. He also spent some time with Accenture and has a lot of experience with Sol and I, and he leads the overall engineering technology side of our business.
We have Mick Rocca. Mick is part of the senior leadership team at Telstra, general managing director, and Mick’s team builds, maintains and installs our networks. They do the hard work. Sol called me a plumber yesterday, well, Mick is a plumber too and you know, we have the fun job. We actually get to do the work.
With us as well is Hugh Bradlow. Hugh is the chief technology officer of Telstra. One of his responsibilities is Telstra’s research labs, and Hugh will be working with all the various strategic vendors over the next few years as we help mould and shape what we are going to be doing here in the future.
Along with that, Ken Benson. Ken runs engineering for Telstra and Ken is a seasoned veteran of both the BT and Telecom New Zealand and Telstra and has been in the industry a long time as well.
We have Lawrence Paratz who runs our new fundamental planning organisation. Lawrence is responsible for the architecture of Telstra’s networks and all of the infrastructure associated with it. So where do we have duct work in the streets, interduct where we are laying fibre, power, space planning etc.
We have Andrew Johnson. Andrew is going to be leading — he is to lead our data operations side of the business. Andrew is leading several of the strategic initiatives that we are going to be talking about in terms of the tactical portion of it as well as working with our BigPond organisation on how we are repositioning some of the networking capabilities over at BigPond.
Then just in going down through the organisation, people that you will be hearing from day, Jamie Chard. Jamie, why don’t you come on up and take one of the seats. Jamie is going to be talking about the softswitch. He also is a veteran of Telstra labs and Telstra and is the brains behind our softswitch strategy. Bill Felix and Kerby Lyons will be talking to you about the IP core, the multi-service edge that we are putting in and the ethernet, also veterans in the industry. Now, these two gentlemen when you read their bios happen to have a background at both AT&T and then Qwest. I just want a clarifying point. They

16.11.05	Telstra — Tech Briefing
Transcript produced by WordWave International

were at what we call Classic Qwest. I never had the pleasure of meeting either one of them prior to the merger with US West and I had left at the merger so the first time I encountered either one of these individuals was when I was meeting employees here at Telstra.
Jim More. Jim, come on up. Jim is going to talk to you about the access strategy which is a big chunk of what we are doing so he is going to be able to answer questions about fibre, fibre to the node, fibre to the premise, etc.
Mike Wright, he is our lead engineer in the wireless space and he will be talking to you a little bit about what we are doing with the 3G platform. John McInerney I cannot see. John is a veteran as well and is leading part of our IT transformation. Some of you may ask where our CIO is, and if you understood what we were telling you yesterday, our CIO, Vish, is busy just trying to keep the spaghetti bowl connected together and couldn’t take the time to be here.
Stuart Lee, and Stuart would you stand up. Stuart runs the program office. He is a gentlemen you may want to talk to a little bit. He is responsible to me and to the board to make sure that all of the programs that we have going are tracked, on track, delivering the business outcomes and the financial outcomes that we have indicated.
Peta Jurd, Peta is responsible for strategic alliances and works with our various strategic partners and is working with some that we have not yet announced and she manages those relationships for us and works closely with our CTO, Hugh Bradlow.
Ian Wheatley, another one that you may want to corner if you’re successful. Ian runs procurement or sourcing as they refer to it here and Ian is responsible for all of the procurement across the big Telstra. That includes our subsidiaries and he is the one that is going to be rationalising the supplier base outside of technology as well inside of technology.
Catherine Payne. I think Catherine may be in the back of the room. Catherine is in our PR organisation and comps person that is responsible for communicating and dealing with the press but also with our employees and how we communicate what we are doing and we are going to be doing a lot of that.
Tarnya Dunning as well is part of Catherine’s organisation. She is here and you may want to get a chance to speak with her.
Then we have Damien Coleman, and, Damien, I want to make sure they see you. Damien is my lead attorney and, you know, we have got to have an attorney. They are good to have and particularly in this environment.

16.11.05	Telstra — Tech Briefing
Transcript produced by WordWave International

John Goner. John, would you stand, wherever you are at. John is a consultant. He has worked with Sol and I in the past. John has built networks in Europe, the US and we are trying to get John to sign up for a short stint here as we deploy 3G, but he is very well known in the wireless world and has built both CDMA and GSM networks. And I believe that’s it on that side.
Then our investor relations people, David Anderson and Greg Slade and Anthony O’Brien are here. I believe they are in the back of the room. If you have more financial type questions, I will refer you to IR.
And then we have Andrew Maiden, and I don’t know if Michael Grealy made it or Rod Bruem but more of our PR people. From Bain, if you choose to try to track the Bain people down, we have Chris Harrop and Mark Kovac. I’m not sure whether Andrew Klein was able to make it this morning or not and they are here as well. So, I think that’s it on the Telstra side of the house and then I’m very pleased that we will have available and they have agreed to make themselves available to the press after — or to the analysts, after we conclude the formal meeting, and Hilary Mine who is the CEO of Alcatel Australia and Hilary joined here in Australia in October and she is responsible for the businesses across Australia and New Zealand and New Guinea. Prior to that, she was the senior vice-president of Alcatel North America and she has got an extensive background in technology, is an outstanding partner and Hilary and I work closely together and she is going to be available for you as well.
Along with Hilary is Phil Tully. Phil is the senior vice-president of operations for Acatel Asia Pacific and Phil is here today and he also will be responsible for managing this huge Alcatel project. So he will be running all of the Alcatel resources and helping with the project planning all the time and making sure that we stay on schedule, on time under cost, so that we deliver fully functional. So Hilary and Phil are here from Alcatel and they will help you on the Alcatel side of it.
From the Ericsson partners we have Barry Borzillo. Barry is the managing director for Ericsson Australia and Barry and parts of his team will be here as well, and then we are very fortunate that we have Hakan Eriksson. Hakan, would you please stand. He is the worldwide CTO for Ericsson. And I really encourage you to talk to Hakan because he will answer any of your questions regarding the debates about CDMA, GSM but more importantly what a road map is and how there is a very clear plot I believe would be the term you’d use, to move us from 3G to Super 3, to 4G riding on an IP network software defined switching, and it’s going to be very very good for all of Australia and how it positions us globally, and he will probably share with you some of the other players in the market that are doing the same thing. So it’s not Telstra by itself, we are not out there alone, and I think Hakan will be able to help you with that.

16.11.05	Telstra — Tech Briefing
Transcript produced by WordWave International

And in addition to that, and I seem to have lost — Alex Sinclair is here. He is the chief technology officer of the GSMA Association. He has years and years of experience with all the mobile operators all around the globe and he also will be available for answering questions.
So, that’s the team of people that we have assembled for you today and we will make them available. I will try to stay for a few minutes at the conclusion but I have to get to another commitment and I will be on my way. So to kind of lay out the day or the morning here, and the good news is this doesn’t last as long as yesterday did, we are going to start and we are going to work our way from the customer into the core. That’s how we are going to talk to you about what we are doing.
So I’m going to start with access and Jim More is going to speak to you about the access part of the network. Then we will get to the backbone and how we carry and aggregate everything in to the softswitch which will be Jamie, and then we will talk about wireless and then we will talk about IT and then we will open it up for a 20 to 30 minute general Q and A and then the people will be available post the formal part of the program. So that with that, I’d like to introduce Jim Moore and, Jim, why don’t you take them through the access please.
JIM MORE: Okay, thanks Greg. To kick off the technology discussion, as Greg said I’m talking about access. Let’s just first define what I mean by access. It really is the connection between the customer and the core network for which my other colleagues will be talking about after myself.
Access is also one of the biggest pieces of infrastructure that Telstra has in the end-to-end picture of our network. It has got a long history, access. It has been a backbone of Telstra since it formed. It’s essentially based on a copper network and also has over time developed a number of other technologies which have enabled us to expand it, enhance it and provide services other than telephony which is really what it was originally designed for. So it’s a huge asset we have, and just to give you a sense of its size, at this stage in the copper network alone, we have 21 million pairs, capable pairs available for connection to customers across Australia. So it’s a large asset and a key part of what this overall transformation is about.
Before I talk about the technology as such, it’s important to really understand what we are trying to deliver over this technology. In a sense, access is enabling a number of different types of future products to be provided. The sort of things that will be available are things like high speed internet, voice over IP which Jamie will talk more about later, the possibility of TV delivery over IP, telecommuting, video conferencing and video delivery of services in general.

16.11.05	Telstra — Tech Briefing
Transcript produced by WordWave International

So the importance of what the access network can deliver is in twofold. There’s two really key dimensions to access. What we will be aiming to do is deliver a capability which is fast so; speed is important. So if we are delivering video content, a high speed content to a customer, getting it quickly is important and getting a lot of information is important. So speed is a critical criteria for access.
The second part of access is really about capacity. As more and more customers use more and more of these sorts of products, they start to demand more and more of the infrastructure and the dimension of their actual core network and the access network. So it’s very important for us in access to build enough capacity to deliver what will be a very demanding requirement to satisfy these services. So where are we today? Access, as I said before has got a history. There’s a lot of copper network out there. We very much intend to exploit that copper network and leverage it to the best possible use. But as we have developed the access network over the years, it has really been an evolution of technology. We have grown from access from a copper network to a fibre network. We have delivered fibre for a number of reasons. One of those reasons is to enable us to expand our access business. As the communities grow, new estates are built and the redevelopments occur. What we have done is build technology in our access business connected to the exchange by an optic fibre, but we actually put electronics in the field in cabinets that sit on the street side. What they do is enable us to connect to more customers through multi-plex equipment.
As a consequence of doing that over the years, what we call pair gain technology has been a huge benefit for us in expanding the reach of access but it has one drawback in the sense that it was built at a time when telephony reigned supreme and of course it’s no longer possible to pass Broadband through some of these technology. So unfortunately, they become a broadband blocker, and a very visible one. Examples of this would be and it has got lots of profile in recent times is our rim technology, remote integrated multi-plexes. They are the ones that are large cabinets that sit in the street. Enabling those for Broadband has been a priority for us. In addition to that we also have very small pair gain systems that simply split one pair into two or four services, a digital multiplexes as well but they are sprinkled through our distribution network.
So just to put a size around what we have today particularly in the five major cities that were spoken off yesterday. There’s 5.4 million PSTN or ISDN services; there’s 1.1 million in that footprint alone which is now served by Broadband. What we have been doing as you well know, we have been rolling out Broadband technology now for some time and the technology we have been using is essentially ADSL first generation. And that 1.1 million services there is using that technology in the main.

16.11.05	Telstra — Tech Briefing
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Data speeds are 1.5 megabits per second out to as far as we can go. One thing about ADSL, it’s dependent on the distance as to how far you can reach. At lastly, at this stage, we have a 97 per cent Broadband coverage in the five major cities. The remaining 3 per cent are right down to those Broadband blockers that I mentioned before.
So, what are we transforming access to? Well first of all, we are transforming it to a high speed Broadband capability. As I said before, speed is important and speed is certainly an aspect that we are focussing very heavily on. But I mentioned both dimensions of speed and capacity. To achieve the sort of speeds that we need to achieve using the DSL technology, we really have to get closer and closer to our customers. The defining characteristic of ADSL is it really is dependent on how far you are away from the DSLAM, the technology that serves it.
So our intent is to capture customers within one and a half kilometres of those DSLAMs which means one and a half kilometres around the exchange and any of those customers outside that one and a half kilometre distance will be satisfied with a technology that’s deployed in cabinets, in the street and they will be located also within one and a half kilometres.
The benefit we get from that is those customers are all then served with the technology that’s capable of delivering 12 megabits per second or higher. The 12 megabits per second I will explain in our next slide what our limitations are around that. The other aspect of this technology is that as we deploy more and more out into the network in cabinets and serving those customers, we will fully populate those cabinets. So our intent is to fully provision. The advantage of that is much faster connection times and much better customer experience. Lastly, the welcome part of all of this evolution to the new Broadband world is we will actually remove the Broadband blockers, those pair gain technologies I mentioned before out of the network.
A little bit of defining what 12 megabits and ADSL means. This is a very telling graph. ADSL is essentially a very high speed multi-plex technology. It’s delivered over a copper pair. It’s not the world’s best transmission medium so it’s in a sense as you go further away from the DSLAM, the signal attenuates so it is the speed you get as a customer gets less the further out you are. To ensure we get a uniform and high speed experience for the customers, we have designed the 1.5 kilometre point as being the point at which you can achieve the full maximum 12 megabits per second or higher.
12 megabits per second is effectively the ACIF which is the Australian Communications Industry Forum. The benchmark they set as being the minimum depends on where you are and the circumstances and the degree of

16.11.05	Telstra — Tech Briefing
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interference that’s in the cable at the time. You may get higher than 12 megabits, it may range up to 20. The other aspect of putting technology into cabinets and what we call the fibre to the node technology, is it means that as you will see in those five major cities, two-thirds of those customers will be served by cabinets, one third will be served from the equipment in the exchange. The important criteria around all of this, that 100 per cent of those customers in those footprints will get those speeds as there will be no Broadband blockers in the way and all those customers will be within one and a half kilometres.
Another important technology which we have installed in trial situations in Queensland is fibre to the premises. This was mentioned yesterday by Greg. Fibre to the premise takes the fibre technology all the way beyond the node points to the actual household. It is the most effective way of delivering the highest speed service in a long term. Economically it is the best candidate for deploying in new estates, in greenfield areas where there’s no existing infrastructure.
So it is the deployment of fibre to the premise will be in those new estates. It will provide a voice and very high speed services. It has the additional capability of providing video in two different forms. In our current technology we use which is called BPond, Broadpond Passive Optical Network, we either deliver it over an RF equivalent RF network or we can deliver it over IP. The options we have at our disposal. The other important aspect of the technology for fibre to the premise, is that it’s free. It’s soon migrating or evolving to the GPond technology which is gigabit passive optical network which enables us to get much higher speeds again to customers.
As I mentioned before, pre-positioning is a fundamental part of us getting our best customer experience. The reason it’s such a great initiative to do that is because essentially what we have been working with in terms of Broadband up until now, if Broadband services are required, we roll a truck to connect that technology to that customer’s line and therefore the connection times take days. With the technology such as what we are talking about and the fact that we are fully populating it into those locations, means that we can reduce that multiple days of connection time down to hours. So it’s a much greater experience for the customer and it’s certainly better for us.
Another aspect I would also like to mention is that as we transform our network to this fibre base and to this high speed DSL technology base, what also comes with this is a much more effective maintenance regime. It’s less costly to maintain. It’s less impact on customers. It’s a much cleaner environment for Broadband and a much better experience overall.
So what does all this mean in terms of what we are going to do over the next

16.11.05	Telstra — Tech Briefing
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three years? In that time, we are going to upgrade 450 exchanges within this five city footprint. They will all be upgraded with these IP DSLAMs. We will be installing 20,000 fibre to the node deployments. These are located at the cross-connect point or the pillar point as we call it within the access network. In preparation for delivery of this service, we will be what we call conditioning the network. This is the access network. In doing that, we are removing the Broadband blockers, and the best example of that, we have 7,500 pair gain systems we are taking out.
We will replace those where we need to with clean copper and also we are replacing other blockers that we have in our network which are things like loading coils, bridge tap, those sorts of things that actually interfere with the signal coming from the DSLAM. This is happening over a three year period. What we will end up with is a fully provisioned high speed Broadband to 4 million service addresses. All these PSTN services that currently earn that footprint will be served by the voice on IP technology that Jamie will talk more about and they will be satisfied through what we call a multi-service access network technology.
thank you very much.
GREG WINN: So much for technology. Turn up the mic on the podium please. Anyway, thanks Jim. I can’t emphasise enough what this is going to do to our cost structure and what we call bad volumes. Things like truck rolls, fault management, repeat reports, impacting our customer experience and all the associated costs, let alone the enablement of all the new technology and the services that go with it. So next up, now that we have talked about the access, we are going to talk about our backbone. Out at the ethernet aggregation, the service edge and the IP core and Bill Felix and Kerby are going to team on that. We are a little bit behind schedule, guys, so we will need to kind of pick it up. Thanks.
BILL FELIX: Okay, with that prompting, I will be brief. I’ll give a very brief overview of the overall transformation program that we are focussing on in the core area and ask Kerby to come up and talk about a few specifics in that area.
Involved in core transformation is a journey to a unified common packet core. There are typically three elements involved there. There is a core itself, service edge and how you distribute packets. The keys to success in this area are going to include meeting rapid growth through scalability options that lower our unit cost, about dramatically increasing our reliability through in part better design, in part new infrastructure, and in part retiring some of our older infrastructure.
Lastly, it’s about enabling new services and new service combinations. You may be a little surprised to see the same view graph from Jim as from me. You will

16.11.05	Telstra — Tech Briefing
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see this view graph later because we want to emphasise the point that what this is about is our customers. From a core standpoint, I’m here to help the gentleman you saw come before and the gentleman you will see come behind effectively do their jobs and deliver our services to our customer. My viewpoint is a little different in that I’m an enabler. So in that enablement set, this is not just about bandwidth. This is about being able to provide on an application basis the quality of service that each customer in their application might need first on a static and then later on a dynamic basis.
Lastly, it’s about being able to mix those seamlessly. Where we are today, well, within the core and the distribution area, we have a large number of networks and distribution footprints. There’s a variety of reasons why we are there but here is where we are. What I would say about this is one of the fundamental things about the telco business is that it’s a scale game and we are at a significant disadvantage at this moment in time. Worse is John will get into later, each one of these platforms also has its own support system infrastructure further exacerbating our scale disadvantage. Equally important to underline here with this kind of architecture, it’s very very difficult or impossible to enable the products and the product combinations we would like to do going forward.
So with that, a little bit about what the new world might look like, its three major elements. First is about what we call ethernet distribution. I would underline for all three of these elements, we are also always working on providing additional scale options at a lower unit cost, but there are some key other things for each one of these. For ethernet distribution, it’s about integrating voice, video data and mobiles distribution plots into a single plot which we do separately today. It’s also equally important about providing for lack of a better term the hooks that will later on allow us to be able to provide that quality of service item that I mentioned earlier.
In the multi-service edge area, this is in part about providing IP base support for our current customer set, things like ATM and Frame which does a number of things. In addition to unit cost advantages it’s also been enabling our customers to make decisions about their equipment on their own timeframe independent of what we are doing and allow us continue to migrate away from mature infrastructures at our choosing. Equally important, it’s about pushing our core out further into the network which will enable some key reliability activities that I’ll talk about in about one second.
In the MPS core, probably three key things right there, medium terms, we have some important site constraint issues which we intend to address, but equally important this initiative is about dramatically increasing our reliability through use of completely modular hardware and software designs as well as redundancy, as well as designed in day one, the ability to seamlessly combine

16.11.05	Telstra — Tech Briefing
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and add new services. So with that, I’m going to pause and then ask Kerby to come up and talk a little about the key programs.
KIRBY LYONS: Thanks, Bill. So essentially what I hope you got out of that so far is that there’s a lot of operational complexity that’s in the network. A lot of it was because the technology limitations at the time when we started rolling these product sets out, so what I’m going to walk you through is taking a look at the ethernet aggravation, the multi-service edge and IP core and how our plan is to quickly — four years is quick from a technology perspective — simplify the network, provide a better service to our customer and encourage all the new applications that Jim spoke about. Now, a lot of that you will see is as we reduce the number of platforms, hopefully it becomes obvious that operational complexity continues to decrease.
Ethernet aggregation. What you see is we essentially have nine different types of distribution networks that we use today. As you can imagine, the complexity of trying to manage that and continually offer a reliable service to the customers gets very hard. The whole plan is to, as the technology, use the new technology and our strategic partnerships with Alcatel to be able to reduce that complexity by introducing new technologies and collapsing a lot of these architectures together. And again going back to enable better service to our customers, right.
If you will notice, a lot of the platforms you will see there, that it’s really an increase in capacity from the current technology from 40 gigs to 160 gigs, given, you know, a four times increase as far as the capacity of the network which we want to acquire for the access application that’s coming on board.
Multi-service edge, same thing. A lot of technology was installed into the network to support different product sets because the technology has continued to collapse and evolve overtime. Now was the appropriate time to go out and start replacing that technology, use the new technology, collapse our product sets, simplify operations, but maintain the scalability that’s required to continue to go forward. Our network today is running around on 60 gig platforms. What we are looking to do is increase that up to 400 gig platforms through different strategic partnerships again.
IP/MPLS core again two different networks driven by two different product requirements limited by the technology that we had available. New technology, Cisco CRS 1 allows us to collapse those two different networks into one network but still increasing the overall capacity by 77 times the capability set we have today. It’s a huge increase. That increase allows us to meet the access requirements, the Broadband initiatives that we have coming and to continue to grow the network for the next five to ten years.
Now, all that’s real good. It’s all a lot of puffy charts so when can we get it

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done? Bam, Cisco CSR1, March, right; we are going to start putting traffic on that platform in March. We are going to continue to evolve the rest of the network over the next four years, we are going to exit some of the legacy platforms if you will to simplify the network. They have to both be done almost in parallel. We will be a little bit ahead with the new technology. We will migrate and rationalise the network as we continue to put the new stuff in, but this is a very realistic timeframe and it’s something that we are going to get done.
GREG WINN: Thanks, Bill and Kerby. I think just so we are clear and I am obviously dual-tasking. As you think of it again from the customer, from the access to the nodes and why do the speeds build and the capacity builds, it’s because we are funnelling things into a core so the core has got to have a lot of horsepower to be able to run these next generation networks and all these applications that we are talking about. Again, for the analysts in the room, you know, the reductions of these ethernet platforms, the edge platforms, the amount of router boxes we are going to have, it significantly changes our CAPEX and our OPEX structure, not just immediately as we deploy and decommission, but on a going forward basis because the ability to add capacity, it doesn’t take as much effort and it’s not as costly in the future. So that’s why you see our CAPEX curves change as we get further out in time. So next up, moving into the softswitch now, Jamie Chard.
JAMIE CHARD: In 1999 Telstra launched its first voice and IP product. Since then we have delivered a number of products to market that actually use an IP core to deliver voice capability and carry voice traffic. It’s been an exciting ride because the products, the technology and importantly the architectures are maturing. They have reached a point of maturity now where we are taking it to the next stage and going to progressively roll out a softswitching infrastructure to relate large components of our traditional core what we have refer to as the PSTN, the switched voice network. Today I’m going to take you through some of that transition and I’m also going to take you through what we mean when we talk around a digital home and around the delivery of home gateways and those new services that we spoke about earlier into the home.
Jim picked up on these services here. In a voice context, we will continue to deliver the plain old telephony service, what people refer to as the PSTN. The plain old telephony service will be delivered differently with different infrastructure, but that’s not as far as it goes. We are looking to deliver enhanced voice services and capabilities. So not only is there voice on IP, there is video on IP. There is also the transition of the plain old telephony service into a more enhanced voice service so not just VOIP but something more — greater than what you would actually expect off a plain old telephony service.
Let us look at our current network. Telstra has a fairly traditional network for

16.11.05	Telstra — Tech Briefing
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delivery of voice. It’s a three layered network based around what is referred to as class 4 and class 5 switching. At the moment we have about 250 odd nodes in our network switches, that is core switches, that actually deliver that capability to our customers. This network is a single application network in the sense that it is primarily there to deliver voice. Yes, we have a lot of voice products that are wrapped around that but that network is optimised for voice. It is not optimised for the sort of multi-services that we have been talking about here today.
Within those the five city areas that we are looking at for the transformation, we have around 5.4 million services in operation. So as Jim picked up earlier, those services for the plain old telephony service will be transitioned over to the new softswitch infrastructure. That will take out 116 of those 250 odd class 5 and class 4 nodes that I spoke of earlier.
The transformed network is moving towards, as we have said, a common core. We just had Bill and Kerby take us through that. Key to that is the centralisation to a smaller number of softswitches so we will be looking at five mated pairs of softswitches. To give you an indication currently we have on most of our class 5 switches we would normally dimension to about 120,000 odd services in operation. These softswitches will take us up to a dimensions of about 2 million services in operation off each softswitch. Those softswitches because of the size of the customer base and because of the centralisation clearly need to be redundant and resilient so we are looking to have five mated pairs of those softswitches within each of the zones that we have designated, and I’ll speak to that shortly. The core of the delivery of the voice itself will be switched effectively through the IP core network, so based on the MPLS and IP core.
We will continue to deliver the plain old telephony service so the features and the capabilities people see today will be there. They won’t need to change their handset as such. It will still be delivered down the same copper line, the same base-band transmission that you do see today. But should the customers choose to, we will also take them up a level in terms of the voice capability to an enhanced voice services which actually deliver the voice all the way to the customer over the Broadband part of the line. So we deliver over that ADSL connection and we will be delivered as voice on IP and we will touch on that shortly in terms of the digital home.
The transition as you will see here, we have depicted what it means for a customer that is on a traditional plain old telephony service. In effect the copper wire is being taken away from being into a class 5 switch as you see down the bottom with those pictures down the bottom and follow the arrows. They are transitioned up into the multi-service access nodes. These multi-service access nodes are effectively a DSLAMs enabled with voice cards and

16.11.05	Telstra — Tech Briefing
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voice capability. So at the termination point of the copper, the voice is changed from a base band voice signal into an IP signal and is carried as voice on IP across the core.
Central control is from the softswitches, the five mated pairs of softswitches in the core of the network. The actual transition of those packets and the quality and the delivery of those packets goes across that quality enabled IP core that we spoke of earlier. It comes back again into the core of the net, back into the DSLAMs and delivered back out to the other customer at the second end of the call. We will also be introducing further capabilities as I said around the voice on IP, so as we’ve depicted there also, certain transmission of voice and the enhanced services will be going IP all the way out to the customer over their Broadband connection.
The softswitches here we have depicted where those softswitches were. We have looked to have those centrally located and fully redundant, full capability to switch over between those nodes. We will also look at geographic diversity on those softswitches as well so should we happen to lose node or we need to lay balance across the various areas, we will do so. In these type of networks it is very important that we maintain that control point because the capabilities are inside that core softswitching unit and that driving the whole of the voice network. So as we are saying, approximately half of Telstra’s services will be moved over to this new softswitching core. So the remainder of the network will be continued to be delivered off the class 5 and the class 4 exactly the same as they have now.
I spoke a little bit earlier and mentioned the words “digital home”. About 12 months ago Telstra initiated a project around the delivery of these capabilities into the home. It’s okay to have those services there but it’s not okay if the customer can’t use them or doesn’t have the capabilities, the technical knowhow, can’t make them work. At the end of the day, the customer is looking around service and that service to be delivered to them. They don’t really care about how the technology is to get to them.
Recently there was a study in the United States looking at people setting up their home networks and the technology involved with that. Currently, over 55 per cent of people actually get somebody else to set up their core network, and bear in mind these are the technology leaders. So the complexity involved in setting up your home network is just way too difficult for most people.
You like to know that of the 55 per cent that they referred to, a large component of that was the spouse, the others are friends and other people around them. But they are definitely looking for somebody to help them set up their home networks and it only gets more complex.

16.11.05	Telstra — Tech Briefing
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The aim of the digital home and the capabilities that come about through the use of home gateways and things is to allow us to be able to service directly into the home and make it easy for the customers to effectively connect to these devices and should they have any problems, we will be able to be there to assist them through that whole process. That means that we will be able to look into the home gateways and see exactly how they have got their capabilities. Of course, we have to be very mindful of things like privacy etc., but if the customer is seeking assistance, then we will be there to make sure that their home network and their services are delivered in the way that they expect those services to be delivered. In other words, they work, they get what they pay for.
How do we do that? We noted that we have softswitches and a range of application servers which are depicted on the far side of this slide. But the actual capability to deliver into the home is around two key elements, the first of which is the home gateway. That is the central hub which brings the service into the home, delineates between the various service, sets up the configurations, allows the customer’s services to be managed in such a way that the actual service is effective and efficient. Back inside of the core of the network we deploy what is referred to as remote management systems. Those allow us to do auto configurations of the devices as required. They also allow us to troubleshoot and to see what is actually happening in a core network.
As I noted earlier, there are key requirements there that of course we are not really looking into customers’ networks without their permission. But basically, when there is an issue in place, we will have the capability to assist the customer so that they have that service and that service is delivered. There are a range of other components that are actually wrapped around that, some of which you see, there are authentication service and other things that allow this service to effectively be plug and play. You bring home a unit, you bring home a set-top box or something, you plug it in and off it goes and the network will fully configure it and manage it for you.
The delivery of the softswitching program and the digital home program. The self-switching program is going to take two years for us to deploy the actual softswitches in those five designated areas. Once the softswitching deployment is complete, we will then start to transition over those customers in those footprint areas to the MSANDS. Those MSAND boxes as they get rolled out as Jim noted across the core. At the same time, we will start to as we move over exchanges, we will of course start to take out some of those 116 odd class 5 switches. The ongoing program for that we expect may take up to the end of the year 5, it may be it’s done sooner, we will see as the transition goes through, but the core capabilities will be in the network in the end of the two year program. Thank you.
GREG WINN: Thanks, Jamie. I think a couple of key points here is we are

16.11.05	Telstra — Tech Briefing
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going to move with absolute speed so we intend to try to beat these timelines because time is money. Secondly, in the analysts’ community, by the way I was asked to remind everybody either remind you or remind me, I’m not sure what the note was for, but we will have the analysts ask questions first and then the media after. But when you think of these 116 switches, classified switches were taken out, with that in our cost structure comes power and we spend a tremendous amount of money on power every year in terms of upgrading power capability into these locations.
We are not going to have to do the power builds, the UPS back ups, the generators, the fuel storage, all of this stuff that goes with growing these old networks gets collapsed to these new softswitch locations which by the way consume less power, require less cooling. Do the machines run hotter in today’s world? For the most part, yes, but they are not as big, they are not multi-floors of equipment. We are going to recover a lot of space from a real estate standpoint, so our total cost of ownership going forward has dramatically changed. Everything from how many locations we have to have people in to surveillance and to work on it, to the utilisation of for the most part space that we own where we have our switches which we can convert to any kind of space we choose to do so. So it’s going to again fundamentally change the cost structure. Now we move quickly to the wireless side. Mike Wright will talk about our 3G initiatives.
MIKE WRIGHT: What you will see in this slide is a common theme that has come through all today today and that is we are building a new capability on a common underlying IP/MPLS core, and it is no different to the mobile space where we are going to add 3G functionality and softswitching to that same underlying core to build the next generation network.
What we are planning on doing is delivering a multi-service capability over a single national mobile platform and that platform is going to enable voice calling, video calling, enhanced content and wireless Broadband to our entire national footprint. If you look very, very carefully at the top left of the slide you will see the attractive gentleman we use for the voice calling photograph in our demonstration. He is in the front row.
A quick summary of where we are today. We actually have three mobile networks, particularly since the recent launch of our 3GSM network. We have over 8.3 million mobile customers. They are serviced by over 4,900 GSM towers and that covers around 600,000 square kilometres of the Australian footprint. We have over 2,100, 3GSM towers at the 2.1 gigahertz frequency. They are in the major capitals and they cover around 7,300 square kilometres of coverage and we have 3,480 or more CDMA towers that service 1.6 million square kilometres of footprint. Much of this is overlaid on the top of each other. If you look to the right-hand side of the slide there, you see that what we get out of

16.11.05	Telstra — Tech Briefing
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having these three networks is a lot of network duplication and a lot of duplication of investment.
Much of the GSM network lays on top of the CDMA so what this does to us, it dilutes our capital, it causes us to roll out replicated network coverage. In addition, we have three core switching networks. If you look at the drawing at the top, you will find all mobile networks look basically the same, all that changes is usually the name of the boxes and sometimes the vendors. But in essence they are basically the same elements. So what we have is a CDMA network with a radio access network and a core MTX switch and some packet elements. We have a replication of that with our GSM network and we are just divulging with our 3G network with R&Cs for the radio access and softswitch core elements for our core switching element.
So we do have a fair amount of network duplication. If we look at this nice simple slide of technology evolution, you also see a bit of the story. The top two rows really show what I call the GSM infrastructure environment. This is a GSM technology standard that has evolved out of the GSM standards group, and the (inaudible) shows the CDMA environment. Now, we have both of these environments. We have a GSM technology environment and a CDMA environment. For perfectly good reasons, when the analogue network closure occurred, the most suitable technology solution to replicate the analogue coverage was CDMA and that got us a start in this position where we had a replication of networks.
What has occurred with that though is each of those technologies evolve and generate new features and functions and it has caused us to replicate our investment as we upgraded them from basic 2G networks to packet capable 2.5G networks to 3G capable, wide band CDMA in the case of 3GSM, and EBDO where it’s just starting to deploy in our CDMA network. So this again dilutes our capital and causes us to replicate investment. So our plan is to collapse these into a single GSM technology. So what going with one technology evolution path does for us, is it allows us to follow that evolution strategy. So we have the beginnings of our 3G network in our capital cities now.
We are going to move in next year to build a national 3GSM capability, over 1.6 million square kilometres, so that’s increasing our 3G capability with voice, video and high speed data capability from 7,300 square kilometres of coverage to 1.6 million square kilometres of coverage and 98 per cent of the population. On that road map brings us — at the time we are launching this functionality next year, we will also be implementing the second generation of high speed downlink packet access because we like long acronyms which is a Broadband capability on this technology with a peak data throughput of 14.4 megabits per second.

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I want to emphasise and you would have seen on the earlier slide that we also like to quote the average user capability and the average user capability over our HSDPA network is in the vicinity of 550 kilobits to around the 1.1 megabits. The 14.4 is our peak throughput capability of the technology and probably belongs mainly on the marketing brochures. But this same technology evolution is already planning a number of extra steps. We have already seen the 3GPP group commence studies on what is called long-term evolution or more particularly known as Super 3G. Super 3G has had three standardisation meetings already. We are yet to see the fine detail which is due to be finished off in 2006. But already we know that it’s aiming for peak throughput speeds in the hundred megabits per second range and lower latencies and even the ITU are looking into 4G and there’s much debate about the definition of 4G but we are seeing standards being set and discussions around an aimed target speed in the one gigabit per second range.
I re-emphasise these are the peak ranges. The average user speeds and the total throughput capability of this technology is not to be as significant as a fixed network but it certainly is a significant throughput capability. So part of our evolution strategy is to build on this road map so even the infrastructure we are installing now in 2006 will have blade plugging capability in the racks of equipment to take us to the Super 3G capability when that technology is standardised and the equipment is available, built on a common platform, a common transport platform.
So it’s an important element of what we are trying to build. So what we will be doing is installing 3GSM equipment into over 5000 base station sites in Australia which is the sum of our existing GSM sites and our CDMA sites including the overlay minus a few minor microcell sites that don’t provide any coverage at all. We will be upgrading and migrating to a single softswitch based core system serving our entire GSM ecosystem, which is our 3G and our current 2G network which we will continue to operate. We’ll upgrade all of our legacy equipment in our 2G network which at the same time will enable edge capability which is enhanced data for GSM evolution which is a higher data throughput capability for GSM frequency devices. So this will totally deliver us 1.6 million square kilometres of CDMA capability, of 3G capability equal to our current CDMA footprint, and they will deliver collectively voice, video and high speed data.
A significant element of all this is the customer. We have a great amount of experience with where our customers want to use the service and a significant part of this strategy is to ensure that we take nothing away and, if possible, we actually give something more. So, if you look at our technology that we are rolling out into the particularly the rural areas, we have some extended coverage that many customers enjoy services in remote areas. And in fact, what we are looking to replicate is the current coverage of our CDMA network. If we go back

16.11.05	Telstra — Tech Briefing
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and look at when we launched our CDMA network, that technology itself inherently in the software specification and as with 3GSM has a limit around the 50 to 60 kilometre range of timing written into the software and into the standards. What we did when we launched CDMA to match analogue is have that software changed to remove those limits to give us coverages up to the vicinity of 200 kilometres in timing. So that’s one aspect of the coverage range part of the story. For 3GSM, we have also worked with our vendor and arranged to have that same technology timing limit adjusted so we have the equivalence of timing signalling in this new technology.
So having removed the timing difference, what is left then is the fundamental sensitivity of the radio technology itself. As it turns out, 3GSM is based on wideband CDMA technology. It is also a CDMA technology and it can achieve the same radio sensitivities as our CDMA network. So a very important element of what we are doing here is to think about the customer and ensure that we deliver the same or better service and the same configurations for them. So we have put a lot of effort into that and worked with our men to ensure that we do deliver that.
So what we are doing is, summarising, we are upgrading over 5,000 sites to 3GSM at 850 megahertz and it’s the move to this 850 megahertz frequency spectrum which gives us the additional coverage range. We are transforming to a single softswitch core architecture, and in addition to that, we are going to make some additional improvements to our network. We will be improving the network by adding additional sites in areas where we currently have had feedback that customers would like better service. We have set aside some additional sites to improve some highway coverage and by the very nature of the 850 megahertz spectrum we will be improving in building coverage.
This is a two year program. By the end of 2006 we will have commenced service capability, and by the end of 2007, the software upgrades that will deliver us the full extended range will be complete and we will have our full 3GSM 850 coverage over the 1.6 million square kilometres. An exciting time, a very tight timeframe but something we are very confident we can deliver. Thanks.
GREG WINN: I know many of you probably have questions around the technology, and again Hakan and Alex will make themselves available to answer questions post this conference. I would like to also remind you, we had a choice. I could have put the guys in the front row up here that lead these, the general managers, general managing directors etc. that run the business. These are the guys that actually run the teams doing the design and the engineering working with our strategic partners. I thought it best for both analysts and the press to see the people that really do the work, don’t just administer it. So, Mike, thank you, and last but not least, and one of my hot spots is the whole IT situation because I’ve lived with it for 35 years in the

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industry. It was bad 35 years ago and it hasn’t gotten better. And we are going to do something about that, so John McInerney, please.
JOHN McINERNEY: Thank you, Greg. As Greg said, last but certainly not least, I’m going to take you for ten minutes and have a brief overview in terms of what we are going to do in terms of IT transformation. As a starting point, it’s important to understand the scope of our work. Our work covers business support systems including areas such as CRM, sales and marketing and billing, also covers areas such as operational support systems, assurance for fulfilment, network inventory, network management, etc, so it’s a very large scope of the work that we are trying to cover.
Before I kick off today, I wanted to I guess reinforce some of the items that Greg discussed yesterday. That is that we are going to deliver this capability cost effectively and we are going to deliver considerable and significant simplification of our systems environment at Telstra. These are two underlying drives that we have taken through our review over of the last couple of months to really ensure that we deliver great outcomes. The other item that was discussed yesterday was around scenarios and there were two scenarios presented by Greg yesterday, one around sales order and fulfilment and the other around assurance.
I’m going to be touching on those. I haven’t got time to go through them in detail today, but I’m going to reinforce where we are delivering capability to really create a much better scenario going forward for both those areas and for other domains within Telstra as well. It’s where I would like to try and kick off the presentation today, really targeting what we have in terms of current capability and where we expect to be in three to five years in terms of the future capability.
It is important to understand that we are not waiting for three years. There’s going to be multiple drops along the way starting from early in the new year. The three I’ve highlighted today, the first one covers a single view of our customer. And there would not be a T1 telco in the world at the moment who isn’t targeting a single view of customer. There are really strong drivers as to why this is important.
The first one I’ll touch on is from a marketing and sales perspective. Bill Stewart touched on this yesterday in terms of customer behaviour, purchasing patterns, segmentation. There is key data caught up in our systems. It’s spread all over a multiple number of systems within the organisation. We need to consolidate from a logical perspective that data so it can be utilised. The other area to look at, a single view customer is a favourite probably of Greg’s as well, from a CSR or a customer service rep perspective. We have customers service reps out there working on things such as the account management, fulfilment,

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assurance, many areas that are touching the customer.
The scenario as put forward yesterday demonstrated just how difficult, especially from an assurance perspective, it is to satisfy a customer’s demands when you’ve got multiple systems covering multiple products and therefore creating multiple interactions back into our customer base. The second point there is around customer self-service. Customer self-service takes many forms, web based and IVRs, voice recognition, even down to email. You know, what we are looking to do is to make that customer experience a lot more effective, a lot quicker and a lot more efficient from a Telstra perspective as well.
When I think about customer self-service, I think less about a portal on the web and I think more about the back office in automating in the back office. If you consider one of the scenarios put forward yesterday in terms of fulfilment, the shear number of interactions that a customer has to have with Telstra in terms of product bundling, the shear number of screens and systems that our CSRs have to work with to take an order, you can understand the frustration and the problems that we face both internally and with our customer base.
What we are looking to do is to significantly automate that process. This very much lines up with the moving into an IP world where the interaction of our customer base is going to increase dramatically over the next three to five years. We are going to be bringing new services to market very quickly and we need the capability to do that effectively. So, you will see that there’s a big focus on making sure that we drive out that type of capability and underpinning that is a very strong network inventory plot. A very large backbone of the work we are doing especially down to that OSS level is about defining a much more concise, accurate view of our network imagery to allow that flow through to occur.
The final point down there is in relation to network fault management, yet again covering another one of the scenarios that Greg covered yesterday. Our network fault management really from my perspective covers three areas of capability, the first one being the pure physics of our network, how we are managing the physical network. We have an existing capability out there. It’s a very difficult thing for our CSR sales to work with. When we have an issue, we tend to have multiple groups using multiple screens, using multiple systems to resolve an issue and sometimes they can be quite simple issues as well. It comes down to around alarm correlation, route calls analysis, we have a basic capability, we are going to increase that capability significantly.
The second one is around assuring services. In the IP world, we are going to be rolling out a lot of services using the same network and the same bit of cable. So the driver for us to actually understand how those services are performing on our network is a significant driver going forward. First and foremost is the customer experience. That is, the physics of the network may be fine, but what

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is the experience of our customer in utilising these services? And therefore we have to understand the performance of applications at the back end of the network on the throughput. They become key drivers for us to actually work with our customers and understand the experience they are having at their end.
How do we get here? The two diagrams you see represented that obviously aren’t readable but they tie back into I guess the top one in terms of mapping what is our current systems back to our current network products and our current products, and is able for us to actually look at the history of how these systems are rolled out and they are rolled out very much in alignment with the roll out of products. This means that we have got multiple systems across multiple products, and hence the issues we have in relation to the single view of customer and other items that I’ve covered.
The other item there is a large portfolio with high complexity, and the little spaghetti diagram you see in front of you is meant to represent complexity and that is complexity in terms of integration. When I talk IT, I talk heavily around integration. When you’ve got over 1,000 systems, integrating those systems is an extremely difficult task. Integrating those then back into the network, into our parked areas, into customer and sales areas becomes even more difficult.
Extensive custom coding and vendors. I guess the one point that is important to understand is that we are going to be going for commercial off the shelf products. We are going to be increasingly simplifying that environment for us going forward. We are going to stop customising code and we are going to improve the life cycle of our assets as they currently stand.
The final point there is the approach we have taken is very much a hole of customer view approach. It has not been a product or a network view of our technology, it has been very heavily driven by how we need to service our customer.
What are our key drivers? Velocity of change is a term that is used quite a bit in IT, but after you have heard the presentations before me, you will understand the level of change that we are currently going through and we are going to be going through over the next five years. The IT systems need to support that level of change. A great example of velocity of change is probably in terms of service delivery platforms. We have a large focus and a significant focus on how we are going to roll out service delivery platforms to enable quick and effective interactions with Telstra without getting into the detail of our network configuration.
A point raised and two points raised yesterday by Greg, we are going to reduce our 1200 odd BSS, OSS systems significantly over the next three to five years. This is not a wish list. This is something we are going to drive extremely hard.

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It underpins the simplicity that we are going to bring into the environment and the capability we are going to drop as well. It’s a significant driver going forward. The co-cost of ownership will be driven by that as well. We are going to be dropping the capability, we are going to be also removing cost. The architectural model that we are looking at is one around building a really strong fixed capability upfront, allowing the changes in the future to be more of a variable based change model allowing us to get to market and cost effectively as well.
Aligning with the presentations today is also a migration to the new IP, the new network generation that we are going to be closely working with over the next three to five years. In some sense we have to be leading that process. We need to make sure that as we roll out networks, we can assure them, we can activate them, we can build them. So we are going to be very much at the forefront of that roll out as well.
Finally, it wouldn’t be an IT presentation without a transformation blueprint. This takes many shapes and forms and this is meant to be a representative of I guess the scope of the work we are looking at in terms of what we are trying to cover. The other focus of the picture is to really say that this is not being driven around products. This is not being driven around networks, that the focus of this is very much on terms of customer experience. We are covering all aspects of IT. We are covering the integration back into the network and we see it as being all encompassing. The major take away I would like to see is that the simplification is key for IT and the decommissioning path that we have got and we are focussing on is probably the number one key item for us. Thank you.
GREG WINN: Thanks, John. You know, I cannot emphasise enough that this whole IT situation, if it wasn’t not being politically correct, I would say it is the root of all evil in the telco industry. But we are going to be absolutely ruthless in our pursuit of decommissioning systems, and the first software developer code writer that even attempts to modify a piece of software will be doing something else for a living, hopefully working for one of our competitors and screwing up their IT platforms.
You know, these things have a life of their own. I have watched it happen for many years and they are hard to take out. The good news and what John didn’t go through in detail is we know every single one of those systems. We know how much is working on it, how many lines of code we have. We have a clear path as to how we are going to take them out and I am going to measure people on how we decommission. How are you going to measure us on this? We will read out regularly; we are going to be transparent. There’s commercial agreements we are not going to divulge. We are not going to give you all the details of the plans, but we will read out frequently and regularly as to our progress on this transformation.

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We have nothing to hide. This is exciting. I’ve got to tell you, if you are an engineer or an employee of Telstra, it’s a very exciting time.
Job cuts are difficult, but I can tell you that most of the employees that I’ve talked to, they understand. When you work in a large cumbersome business and you see what is happening, intelligent people know what needs to be done and our employees know what needs to be done. I would tell you they are extremely excited. The men and women of Telstra are the finest and match up with anybody anywhere on the globe in this industry. They have not had the tools and they have not had the support to do what is necessary to do. Now, they have it.
Our board has approved it, we announced it, we are taking a beating over what we are doing. This will be a much stronger company going forward and we are going to be one heck of a competitor, and these people get the chance to do something that most people don’t get to do in their lifetime, that is truly fundamentally change a business and have the impact on their country the way they will as they transform Telstra.
So, with that said, we are going to open it up for questions from our analysts and we will just direct them wherever. So just line up if you tell us who you are and what you are doing, I’ll either answer questions or direct them out.
MIKE McDONALD: My question is about the - - -
GREG WINN: The mic isn’t picking up his comments please.
MIKE McDONALD: (BBY). My question is about the transformation process as it affects customers. Yesterday, you talked about the migration for the closure of CDMA. It’s not entirely clear to me to what extent a lot of the data products and the fixed network are also implicitly involving a migration or a close down, services like ISDN, Frame Relay, X25, the DDN family. As we heard, a lot of the products that are sold to customers today are sold on the — they are branded by the technology. So my question is, notwithstanding an IP core which largely exists today, to what extent are these edge technologies that are marketed specifically around legacy systems, to what extent are they going to disappear and what are the downstream implications for migration plans, customer disruption, the customer equipment that is located and purchased by the customer as well as the impacts on your own billing and IT systems?
GREG WINN: I’ll take that one on. I can’t answer all of your marketing questions but having been a former chief marketing officer I fully appreciate what you’re implying. Number 1 is the edge devices that we are putting in and the company which — or the companies that we are dealing with that we have

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not announced yet. In that space we will have the ability to continue to maintain our X.25, Frame Relay, ATM Technologies and migrated on to the IP core without impacting the customer in their environments. So that’s part of the answer. So there will be time to migrate. 2 is that are marketing teams, and Dave Thodey spoke yesterday, they will be contacting all of our customers as we turn up these networks and giving them plenty of advance notice and hopefully this will be a great marketing opportunity — not hopefully, it will be — for Telstra to work with the customers and move them to next generation technology on a timeline and a migration path that works for them. It does not impact what we are doing to the network from our access all the way in.
We actually have looked at the technology to ensure that we can have an easy transition for our customers. That said, if you remember in yesterday’s presentation and you looked at amount of growth in the IP platform and what is happening, particularly in the enterprise market space down through our medium sized businesses, the growth is exponential and our customers are planning and wanting to move to VIOP, wanting to move to higher speed data. We think it’s going to be a relatively easy transition over the next several years as we build this out. Plenty of advance notice, account teams will be working with the customers and we will migrate them seamlessly. Next. Question.
RICHARD LONG: (Deutsche Bank) A question on the fibre to the node firstly. In relation to the fibre to the node network, you are looking to have ADSL2+ in the network going to two-thirds of homes in the relevant exchange areas. How long is it going to be before the decision is made or what sort of timeline can we expect before it’s a decision to oh well, actually we should have put ADSL or VDSL rather in the network and go to 100 per cent of homes in the exchange areas. Is this network going to be depreciated over ten years or less, because what we have seen thus far is that the life cycle of these types of assets is exceedingly short; and the second question on the 3G network. In the regional areas, what were the economic issues that play that made you decide to go through 3G in the bush rather than put the existing CDMA network on the planned IP (indistinct) score?
GREG WINN: Okay. Let’s see, first you’re asking about — I don’t have the answer off the top of my head on what the depreciation cycle is, but the infrastructure that we are putting in place with the fibre to the node architecture is we can upgrade the cards in those cabinets. In fact, in 1998 we were deploying VDSL and we were the first in the world to do that. I personally had it in my home and we were driving 22 meg over that. Last — we called it the last mile or last one and a half kilometres here, delivering 160 digital video channels so it’s more of a software and a card plug upgrade. It’s not anything to do with our fibre or our infrastructure. So the network that we are putting in place is upgradable. If those speeds become desirable or necessary and if there’s a commercial reason to do so, we will be able to do so and it’s an easy

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forklift if you will and it’s also very containable in terms of how you roll it out based on the market demand and what you want to do in that space.
So it’s a clear strategy. It also goes beyond the fibre to the node. It gets to your backbone and how you are carrying all of this on the core and the speeds. We are putting in the infrastructure to carry the higher speeds as we go. I’m sorry, on the 3G piece of it - - -
RICHARD LONG: The economics of just migrating the existing CDMA network. It’s got EVDO, it’s pretty fast on to the IPM core rather than going and doing the forklift upgrade to - - -
GREG WINN: Actually, I think technically 3G is W — wideband CDMA underlying architecture but I showed some economics yesterday and those were actual numbers. The CAPEX costs per subscriber in CDMA is a little over four times the costs of the CAPEX, cost per subscriber in the GSM world and then on the minutes of use, so how much additional capital we are having to spend to maintain this network is three times what we spend on GSM. So the economics are very, very compelling, number 1. Number 2 when you look at it over the five year timeframe, the actual — without getting into specific costs, but the incremental costs we are basically redirecting our CAPEX spend and taking our OPEX cost down dramatically in terms of how we operate the networks.
The economics work very, very well. The HSDPA has when we turned this network up, we have more speed than EVDO has today. We have very carefully thought out this whole issue about the data migration when you get into the issues and our Ericsson, Hakan will probably speak to you afterwards, answer some questions about the spectral efficiency of what we are doing and what the long-term costs of ownership are. So I think you will get some good answers there. Thank you.
SACHIN GUPTA: (Morgan Stanley) Just a general question. How realistic are these timelines given your plans? They sound more extensive and aggressive to what BT and KPN has announced. I mean, what gives you the confidence that you will achieve this transformation in the next three to five years? And a question for Jim, just with the fibre to the node, you said it’s two third fibre one third DSLAM. What is the rationale for that and what sort of speeds would you be looking to offer on copper over the next two to three years?
GREG WINN: I can answer parts of your question. Let’s start with the transformation piece versus BT. What why do we have the confidence we can do it? Number 1, we have the commitment of our strategic partners. When we went through the evaluation of the people that we were looking at doing this with, one of the key items for me just wasn’t the price if you will. It was the speed, it was who were they going to put on the team. We wanted what we call

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the A team. We wanted world class people that had experience doing these kinds of roll outs and we wanted to make sure that the companies in this case, your question is around Alcatel, they have committed global resources all the way through their chairman. Serge has basically said to Sol and myself and Hilary and Mike Quigley have confirmed it, any resource we need anywhere on the planet, Telstra will have to get this done.
They have a lot of employees in the region and they are going to help us build this so we are very confident. In fact, I would say as strange as it may seem, they are aggressive timelines. They are very, very doable and there’s incentives for our strategic partners and for the people leading internally to get it done even faster. I personally believe we are capable of getting it done faster. So that’s the transformation piece.
Also, in comparison I would tell you with BT, they have a whole lot of other issues to do in how they are going to roll out their — I’m sure you’ve been to London and all that. It’s a lot different environment than you have here so some of the cost structures are going to be different and the stuff they have to do to get it done. Now, the other part of your question was the distance issue, one third, two-thirds. Well, the one third is that given the density in these five cities, the one third is within the 1.5 kilometres already, so we don’t have to put the node out. The DSLAM can reside in the exchange building if you will.
It reaches all of those customers that are within 1.5 already. The 20,000 nodes that we are going to deploy are for those customers that are beyond the 1.5 footprint where we have to push the fibre out, drop the DSLAM and then do the same kind of ranging. And what was your last part I’m sorry?
SACHIN GUPTA: What sort of speeds would you be looking at on offer on copper? Any changes to that?
GREG WINN: It is copper from the DSLAM to the home unless we do a fibre to the premise build and we are offering a minimum of 12 megabits. The structure is capable of delivering much higher speeds than that. But that’s what we are going out with.
JUSTIN CAMERON: (Credit Suisse First Boston) I don’t know if this is actually a question for Mike but I’m just trying to get an understanding of how the 3G network will work obviously in regional areas particularly surrounding handset issues. I suppose what I’m trying to understand at the moment is you are talking about running on an 850 megahertz spectrum and obviously you’ve got the agreement with Hutch which is running over I think 2.1 at the moment. Is there a dual mode handset out there at the moment that will provide that service or what is the dynamics behind that to play?

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GREG WINN: I think Mike, he directed the question to you. Go ahead.
MIKE WRIGHT: Initially we will do an overlay of 850 and the 2.1 will continue to operate and multi-mode handsets and multi-frequency devices are coming next year. We don’t actually need in the metropolitan areas at day one the 2.1, but it will actually form a complimentary network where the handsets will hand between the two frequency layers and we will use the 2.1 for capacity relief as well as our current ongoing 3G network sale.
JUSTIN CAMERON: Just in relation to the handsets, is there anywhere else in the world that’s using the 850 spectrum for 3G and I suppose the reason why I highlight that is if Telstra is the only company globally rolling out on 850, then there’s going to be scale issues in relation to pricing handsets and all that. What’s the feedback on that I suppose?
MIKE WRIGHT: There’s a substantial commitment by Singular in the US who are very substantial operator with over 50 million customers to roll out 850, and there’s an excess of ten other operators in the world on the verge of looking at 850 3GSM as well, so there’s quite a substantial number of operators looking to roll into that frequency van and as a consequence we will see the availability of handsets. Indeed, the underlying chips today are being built with all the frequency bands in them.
GREG WINN: I want to emphasise, Singular is the largest carrier in the US and one of the world’s largest and they are already committed. It’s not they’re going to commit. They have committed and the manufacturers are already talking to us about handset capability. By the time we get this up, that will be a non-issue.
PATRICK RUSSEL: (Merrill Lynch) First of all, thank you very much for today, very insightful and also thank you for yesterday. Just a couple of things. One in terms of removing the pair gains, just trying to get a view as to how that’s going to impact competing providers that take up unconditional local loops, whether it will have an impact on their business plan; and secondly, in relation to the new GSM network on the 850, I just want to be clear, is that different to the 900 spectrum you are currently using in the capital cities? You know, the 900, 1800, 2.1, and also just trying to get some confidence about the ability to fill all the gaps. I mean, there is a very large acreage which is covered by CDMA. You are looking to extend that by GGSM. I’m just wondering how you are going to manage the rest in terms of extending GSM into that footprint. How many more base stations will you need to build to populate that area and what kind of assurances can you get from your equipment supplier about offering an equivalent service because I certainly feel that Barnaby Joyce won’t be too happy if people in the rural area are losing their CDMA coverage and they are not obviously being compensated with an equivalent service. I know it’s

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paramount for you guys but I know from a political point of view it could be a bit of a problem.
GREG WINN: I’ll start with your first question on the impact on competitors taking out the pair gain. As network operators, these people up here are agnostic to the retail wholesale issue. The network has — a pair of wires doesn’t know whether it’s a retail customer or a wholesale customer and it’s first come first serve, equal terms and equal conditions. We are adamant about that. Actually the competitors benefit from this because pair gain is a blocker for us. Therefore it is a blocker for them. And as we take the pair gain systems out, that enables broader coverage, more homes that are available to serve and whoever from a marketing standpoint I guess gets to those customers first and wins the hearts and minds of those customers will be the carrier running over that loop.
So it is a good deal for the competitors that we are doing this. They get the advantage once again to ride on our coat tails because I would also like to re-emphasis they can build any infrastructure want to any time they choose to do so and if you — I think you are from Merrill, Patrick, you can look at the financials of Singtel and they have the resources to build where they choose to, when they choose to do so.
Okay on the wireless side, on the coverage, I’m going to leave the spectrum issue to Mike. But we were very clear yesterday and our partners with Ericsson, we have the same or better coverage as CDMA. Our CDMA customers are going to have a better product. They are going to have better roaming capability internationally. They are going to have a clear migration path to the future in terms of Super 3 and 4 and they are going to be move all over Australia and have a seamless service experience and we have equal or better coverage. It’s not an issue. It’s a non-issue. Ericsson is as committed as we are on that and when we need to build additional towers, we will do so but that is more around existing gaps that we have today in either the GSM or the CDMA coverage that’s provided today and we would have had them in our plans eventually anyway. Now, on the spectrum issues, Mike, will you take that.
MIKE WRIGHT: On the spectrum issue, we use 900 and 1800 megahertz for our GSM technology and we also have access to the 850 band where we run CDMA. 3G 850 will plug into that same spectrum band into spare spectrum in that area.
PATRICK RUSSEL: It is a different band to the 900?
MIKE WRIGHT: Yes, it is.
PATRICK RUSSEL: All right, thank you.

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TIM SMEARLY: (CitiGroup) Good morning. I just wonder if you could explain to us, there’s obviously some regulatory hurdles in relation to the fibre to the node roll out. Could you explain what the potential CAPEX savings are if you don’t or aren’t successful in terms of your regulatory requirements or concessions, and so that the CAPEX savings and what plan B is, is I guess my first question. The second question in terms of the new Telstra approach of keeping it simple, can you just explain to us in terms of the 3G network sharing in metro areas, obviously running on 2.1 with a network sharing partner, if the further roll out is going to be out on 850, does that mean in terms of network sharing with Hutch has effectively come to an end so they are stuck with the network that you have currently spent or built on 2.1?
GREG WINN: Let’s see here. I’ll start on the regulatory issue in that there is going to — I think you were informed — I think Stanhope made a comment yesterday that there will be a regulatory session. I believe it’s going to be some time early next week, so we will hold that in abeyance and you will have the opportunity to ask all the regulatory questions you choose to do so at that regulatory breakout session. That will attended by all our regulatory people including Kate McKenzie. As I said at the start, I do have something to do in that space. This is a technical conference on the engineering side and engineers, they are great people. They are fun, they don’t have to live with regulators and they don’t have to live with the politicians. They just go out and do their job every day and serve customers, so that’s the fun part of their business.
Plan B, I think plan B was pretty clear. If the regulator chooses to try to reallocate our investors’ capital, then we won’t do it, plain and simple. It’s no go on that piece of the network. I don’t know how to be any more clear than that. What was the last part of your question? I think it was on wireless piece?
TIM SMEALLIE: Hutch, just in terms of Hutch, but just going back to that first issue, doesn’t that mean that sort of 50 per cent of what we have talked about today, if it doesn’t happen, there is effectively no plan B and you stick with the network as it is and all these new IT agreements and network supply agreements become irrelevant?
GREG WINN: No, I would say there is a plan B. I say it very clearly. The plan B is we don’t deploy this technology and there’s 4 million households that are not going to have access to it, because you’ve already heard the competitors’ plan. They are selectively choosing where they want to go. They are not saying they are going to ubiquitously deploy across these five cities so plan B is no, we won’t. The other part of plan B is that, you know, we will be even more aggressive in the wireless space because that’s not regulated to the extent, and as you’ve seen we are going to push our partners at Ericsson if we get into that

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space to have wireless solutions faster and pull up those time lines for Super 3 and 4 so that we get a return on invested capital.
The other part on the Hutch agreement, that’s a commercial agreement. We are in good standing with Hutch on that partnership. That partnership remains in place. We have had discussions with Hutch which are commercial in nature. So I won’t divulge them and we are doing just fine on the Hutch relationship. No impact.
TIM SMEALLIE: In terms of the build though, if their network is reliant on using 2.1 gig and all your future build is going to be based on 850, does that mean they are now, in terms of the network sharing agreement they decide to go down the 850 path, they’re effectively stuck with the same network footprint as they have today and that will be the extent of the network sharing agreement?
GREG WINN: I can’t tell you what Hutch’s plans will be, that’s up to Hutch what they decide to do with their footprint, what they do with spectrum and how they approach the marketplace. The agreement that Telstra has with Hutch is alive and well, will be honoured and is a commercial agreement. I can’t be any more succinct or plain than that. There’s no impact on it.
TIM SMEALLIE: Thanks.
TIM SMART: (Macquarie) I just wanted to follow up I guess without wanting to bog down too much in regulatory stuff, but in terms of the comment that if there is access required or you have to give up access to that fibre to the node network, then you wouldn’t — you probably wouldn’t build it. My questions is if you are going to roll out 20,000 nodes, is it even feasible, notwithstanding the regulator’s decision on access to that network, is it feasible that competitors would actually be able to co-locate in those cabinets or nodes in any event? I mean is it feasible that some of these competitors, say Singtel can roll out DSLAMs for 20,000 nodes?
GREG WINN: Is it feasible? They have already announced that they are rolling out fibre and nodes I think in their announcement or equipping X amount of exchanges. They have the same capability that we do. They can buy the equipment on the market from the suppliers, hopefully not the same way that we can, you know, but they do have scale in other parts of the world and they have the opportunity to do that. There is nothing that prevents them from deploying a DSLAM. They have already publicly announced and are deploying DSLAMs in the exchanges. To the earlier question, one third of our customer base will be served by exchange based DSLAMs. It’s just up to them as to whether they want to go to the next layer, nothing stops the.
TIM SMART: That’s my question. Two-thirds of what you put up there was to

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say that two-thirds of the customers will be served by these remote nodes and street cabinets. I guess my question is, do you anticipate that if they wanted to and that’s — they are only committed to go to a couple of hundred exchanges which have a lot of room in them, as far as I understand, these street cabinets where nodes are going to be sitting are going to be fairly small. My question is, is there sufficient space likely to be in those cabinets for them to co-locate?
GREG WINN: We are not building the network for Optus, Singtel or any other competitor. We are building the network for Telstra’s use with Telstra’s customers. Like I said again, maybe one of these things we need to do, if you haven’t seen one of the cabinets one of our engineering people will arrange or maybe Alcatel can arrange and they are seated right in front of you there, for you to see what they look like. You know, you can generally put one of them on the back end of what we call a pick-up truck, I’m not sure what they are called here, and you can drop it on a sidewalk or a small patch of ground and hook it up and have added from a marketing standpoint. It’s not a difficult task. What makes this difficult is the scale of it, how much we are going to do and how fast we are going to do it. But anybody is capable of deploying DSLAMs. There’s nothing that prevents them. Next question.
RICHARD EARY: (ABN) Just a couple of questions, just to follow on from Tim is that you’ve talked a lot about sort of collapsing networks. Can you give us a feel for as a result of going through the process in terms of physical asset sales that may come up, would the regulatory environment preclude you from actually closing down local exchanges as a result of things like legacy issues or operator of last resort, and just if you can just talk about that to see whether we can get a feel whether there is an impact there from ash itself is the term, is it material, is it immaterial, and how quickly that may arise.
The second question was that you talked a lot today in terms of obviously service capabilities from the new networks. I think there was a point made that 55 per cent from the home network is outsourced in terms of obviously getting everything together from a home networking point of view. I mean, if that’s the case, how much additional costs to serve need to be employed by Telstra to make sure that they actually capture those revenue opportunities, and is that something that you can give us a tangible number on because I notice that from offshore a lot of the carriers will say that actually a lot of the costs savings they are extracting from the network will be actually put back in to driving revenue opportunities from things like securing home networking agreements by outsourcing. I’m just trying to get a feel for in terms of what costs may come back in to obviously drive those revenues.
GREG WINN: Okay. On the first part regarding decommissioning of the parts of the PSTN, whether it’s a next class 5 exchange switch etc. We are going to have like-for-like services and I think Jamie was pretty clear on that that we are

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just going to run it over a lower cost infrastructure so there shouldn’t be any regulatory issue whatsoever because we are providing like services to what we provide today as far as from an end user viewpoint. If they choose to maintain the same types of services they have with Telstra, or if it’s resold through one of the wholesale agreements, it will be the same type of service, we are just going to run it on a lower cost infrastructure. So, there shouldn’t be any regulatory issues in that space.
Regarding the home networking devices, that is still work that’s underway. We are building all of the core network infrastructure that will enable what you saw. The development of individual applications and services, it’s my expectation that you will see that development come from partners, vendors, suppliers and entrepreneurs who, at the edge on these feature servers in a next generation network will be highly incented to develop new products and services because they will have an opportunity to participate either through royalty fees or some sort of revenue sharing agreement in the success of their products and services. So the innovation will come faster to the market.
If you are referring to the gateway device, that is not in the economics that we presented to you because we really view that the cost of the gateways will come down on like Moore’s law. They are coming down pretty fast. If you just watch what has happened over the last few years, when you bought your first routers or your first modems and what they cost to what they are today, the home gateway devices will do the same because all the margins and the profit is going to be in the capabilities of the services themselves that we have out there. We look at it in terms of the actual devices themselves. We are not going to equip every home, there will be a take-up rates. It will probably follow somewhat the mobile model that you buy a handset and choose a carrier, that kind of situation even though we are in trial and working with two or three different partners on diversions of the home gateway. I’ll leave it at that.
RICHARD EARY: Just to follow up on that is that you talked about partnerships in terms of home gateway. Does that preclude you from actually maybe doing small bolt-on acquisitions to try and obviously try and cement yourself within that space to obviously capture the margin rather than to outsource as you have done with the likes within the sort of like enterprise markets?
GREG WINN: Well, we will always look at any opportunity that comes along if it makes sense for our share owners, but in general I’m not particularly interested in doing that because at the end of the day, this is going to be a game about scale globally. And it’s going to be about the application, services, the integration that we provide our customers, that will create this stickiness. The devices themselves will change and there’s going to be different people that are capable of doing that. I try to avoid and I would probably be one of the voices

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that would say no at the senior table to any kind of an acquisition that got into any kind of manufacturing space. You know, we are a service provider, an applications provider, and we are going to drive — and there’s world class people out there that are capable. I mean, look at Cisco, Alcatel and the others. When they want to make an acquisition they have the pockets to do so and Telstra doesn’t need to get out there and start banging heads with them trying to do that.
I think that’s it from a question standpoint for the analysts and, Andrew, do you want to (inaudible).
DAN WARNE: (APC Magazine) You’ve mad it very clear that the network has been built for Telstra’s customers, for Telstra’s use, and that your investment is for that purpose but the copper network was built before all this new investment. If a competitor like Optus does choose to put nodes out and locates them near your cabinets, what will be the situation be with access to copper lines into customers’ homes?
GREG WINN: If Optus chooses to put their cabinets out there, they will have access to that copper loop. That’s pretty clear from a regulatory standpoint, we understand that. They will always have access to the last 1.54 copper kilometres or last mile in the US. That’s clear, that’s the regulatory bottleneck. They have access to it and it’s no big deal for them to cross connect from the node into that local distribution copper network. So we are not — I’m going to be real clear, we are not doing anything that will deny any competitor access to that last portion of the copper.
JENNIFER HEWITT: (Financial Review) Given the many benefits you have talked about of upgrading the whole network, the threat to not do some of that and the fibre to the node investment, if the regulatory framework isn’t right, isn’t it a case of cutting off your nose to spite your face and that will actually have a big impact on Telstra’s future going forward?
GREG WINN: Well, that’s an interesting viewpoint. But the fact of the matter is if it was your capital, so, Jennifer, if we were to open your purse and say, “You are going to make the investment”, you would expect to get a return on your investment given the alternatives that you have. We are not going to put something out there that the regulator is going to force us to sell at less than cost and in fact our shareholders. We have a fiduciary responsibility to our shareholders, to all of them to do what is in the best interests of this business and throwing money away is not in the best interests of any share owner, to do that. So it’s not cutting off our nose as you put it, it’s making prudent financial decisions in the best interests of Telstra’s share owners.
I also said earlier to one of the analysts’ questions was that, you know, we do

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have other plans. If it becomes necessary, we would push on our wireless partners to move faster towards Super 3 and 4 to have wireless alternatives where our invested capital, shareholders’ capital gets a reasonable return in the marketplace. But, no, we are not going to be forced, nor will we willingly spend shareowner money where we shouldn’t. Next question.
MIKE JONES: (The Financial Review). Two years ago Telstra’s then says CIO at the time detailed a transformation project that would talk about reducing the number of vendors and suppliers internal, in Telstra’s internal IT systems. It seems that, you know, now we are hearing the same sort of bold new transformation project, and isn’t this simply a case of the same initiative but being two years later than expected?
GREG WINN: I can’t speak to what happened two years ago, I hope you can appreciate that, I wasn’t here. I really wasn’t interested in it. But I can tell you what is different is that we have taken our board every step of the way since we arrived here in July and I actually started in this job I think it was 11 August, on a very detailed journey as to what needs to be done. Yes, there had been work done in the past that had looked at doing things like this. The difference is in my estimation, so I can’t put it in a historical context for you, is that our board clearly understands what these initiatives are about. There has been full transparency. There has been full-buy in. They have had the opportunity to question multiple times particularly over the last week or so as we started to narrow in on are we going to do this or not and what the cost of it would be and what the financial implications would be, and the board has fully funded and fully authorised the spend to do this. So we have launched. We signed the MOUs which will lead to the ultimate contracts. Yesterday morning I want to say in the 7 to 7.30 timeframe we had a board call yesterday morning. The board voted on the resolutions including this transformation and IT space.
So it’s fully vetted; it’s fully funded. We have selected who we are going to do it with. In this case the piece you are talking about that has been awarded and there’s other pieces yet to be awarded, I want to be clear on that, is the Sebel/Keenan/Accenture team and they are already underway. Throughout the night last night, we worked on making sure they had access to the information and we pulled the trigger yesterday as soon as things were official and the work is underway and they have been working all afternoon through the night and today as well and we are launched. It’s happening.
MIKE JONES: Two more questions, one, will Telstra be outsourcing any more of its key internal IT systems, and then secondly, on the 3G system, 3G is limited by its ability to send data upstream as well as downstream in a synchronous mode which is important for many future applications that are coming out. How will you address that going forward, and secondly what will you do to address the fact that Telstra doesn’t have access to the spectrum for Wi-Max

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which is considered to be a successor to 3G?
GREG WINN: Okay. I was listening carefully to your 3G, what was your first question? Then I’ll let the - - -
MIKE JONES: Does Telstra plan to outsource any more of its key internal systems?
GREG WINN: You know, we will make the appropriate decisions as we come to that, but in general, we are not — when you say outsource, we have a substantial portion of IT that has been outsourced over the years. I happen to think that there will be portions that remain outsourced but we will have more of an inclination where we need to have intellectual property that’s key to running the business, to have it closer to the business or inside the business versus outside. So you will see that kind of movement. All the issues about up-speed, uplink, downlink and all that, I think what we will do on that one, rather than answer it right now is Hakan is sitting in the front row right here and he’s the world’s expert and we’ll let him answer it even though our guys could, so we’ll try to get to some other questions, so just grab him and he will be happy to answer your question. Next question.
HOWARD DART: (Computer World) Just two questions to you, John, this is about the systems. Does open source software have a major play in this new architecture of yours? For example, a pros gross database, why and why not? And secondly, what makes off the shelf applications so good? Just yesterday I was hearing some IT director’s horror story about a Sebel CRM implementation. So can you just elaborate on why that’s going to make it a lot better for you.
JOHN McINERNEY: Open source. I mean if you go into the architectural design of what we are looking at from an IT perspective, opus or architecture, object orientated, service oriented, Parle, J2EE, there’s lots of different aspects of the architecture that we are currently looking at. We look at even our involvement currently with TMF, our next trend in OSS strategies that we are working on as well. There’s lots of various components of our architecture that will be continuously revisited and revised as this program rolls out, and there’s no simple answer ever to an IT perspective in terms of the overall architecture plot from the standards perspective.
However, you will notice, and as an example, a head of architecture was presenting to team this week in terms of our plot from that perspective. So I believe we have got a very strong approach to how we are going to handle it and we are making that approach fairly public as we go forward as well. Second question, you will just have to remind me.
HOWARD DART: You were praising the virtues of off the shelf systems but not

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all of them are great and ...
JOHN McINERNEY: The approach we are taking around commercial off the shelf products is one primarily around simplification. That is in the past, we have customised a lot of these products as they have come in the door. We have also built a lot from legacy up. Our view in terms of the commercial off the shelf products, especially those that are best in league around the world is that when we talk about CRM, we talk about billing — these are tried and tested systems. We are not going in there for the first time. We intend to adapt our process to meet those systems rather than the other way around. The recent roll outs of those commercial off the shelf products within Telstra have been very successful.
GREG WINN: I would add to that that when you look at the history of this industry and you are in a unique position to do that research, where you get in trouble on systems is when you modify them. Because you are always moving to the next software release, the next upgrade and when you’ve customised the software, you have just added tonnes of cost in and Telstra has done that to themselves in spades across the entire infrastructure. That’s why we have got the problem we do from a cost standpoint. We can’t upgrade. That’s why you have the problems, and as far as the Sebel implementation or somebody may have been lamenting one of them, we have done many Sebel implementations in the past as well as Amdox and others, and any implementation can have its problems; it’s what the outcome is when you get there and we are going to deal with best in breed world class suppliers and we are going to stick to our knitting and let them stick to theirs.
MICHAEL SAINSBURY: (The Australian). I may have missed something yesterday but the 11 billion or so you are going to spend on this, can you give us a rough breakdown? I think Alcatel said they are a 3.5 of it, you talked about a billion or so on IT, what bits of — how big are the other contracts you have given out, particularly the mobile and the core and how much is left to give out? And the other question is just outside those 4 million homes that you are putting fibre to the node and sort of super DSLAMs to, what happens to the rest — what happens to the rest of Australia and why have you left them out?
GREG WINN: Okay, you want to know. Michael should I pound my fist first?
MICHAEL SAINSBURY: I don’t know; it depends if you like the question or not.
GREG WINN: So, first question on the breakout, we are not going to give you the exact numbers but I will give you kind of a hierarchical break out and these numbers can move a couple of hundred million dollars either way, but in general, the Alcatel contract is in excess of $3.5 billion, I think that’s fair to say. The Ericsson contract is well north of $1 billion plus. The Cisco contract is well

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north of $1 billion, the Accenture/Sebel/Keenan one is much less than that but it’s one third of the overall structure. We are going to spend in excess of $1.5 billion on the IT transformation, and then I’m not going to reveal the other parts of the network because we are in commercial negotiation and I don’t want to lose any leverage, and obviously we have a lot of suppliers that are fighting for the right to be one of Telstra’s preferred suppliers. So I think that’s the best I can do on the first part of your question.
The second part about outside of the five metropolitan areas that we have targeted, I think your question was what happens to the rest of Australia. We will continue to serve them to the best of our ability and our commercial outcomes would dictate that we do further deployment. We will consider that at the time, but for the time being, it is what we announced yesterday. Last question.
STUART KENNEDY: (The Australian), Just one quick question Greg.You indicated this morning that you actually moved faster on this transformation process than has been said before. I was wondering if you could really put the pedal to the metal, how quickly could you get the IT transformation done and how quickly could you get the 3G wireless done?
GREG WINN: Well, you know, it’s a series of trade-offs. It’s actually a great question. It’s one that I have struggled with is how hard should we push this. I would say internally there has been a lot of debate. There are people even sitting up on the stage that feel that we are pressing them pretty hard. I think there is room as you called it, put the pedal to the metal to do it even faster. Our suppliers, strategic partners are pretty well stretched on it. They have committed to what we have shared with you. We will deliver on what we shared but I’m also incenting everybody to build it faster.
The trade off is with speed, and when you think of the spaghetti bowl as it has been referred to, and you saw the complexity of this network and the complexity of the IT, is that when you start to unwind it or untie the gaudion knot or however you want to refer to it, there are going to be things that go don’t go well. I’m become perfectly blunt. It’s going to be about how fast can we recover, how can we minimise impact to customers and that’s where why I keep talking about speed. I want to get to the other side of this mess as fast as possible. But there is reasonable and prudent speed and I would tell you we are in a relatively comfortable zone on being reasonable and prudent. On the 3G, how fast can we do it? We can do it faster than what we are talking about. It’s not an issue about how fast do we get it built.
It’s an issue of from my perspective how are we going the migration of our CDMA customers? You know, and do it in such a fashion that they always have better capability than they have today and we move them at a reasonable pace

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and then decommission the network. So the speed aspect on the wireless side is more of a function of transitioning customers and giving plenty of adequate notice, working obviously with the government on what the licence conditions and the various issues that we have there that we will work through with them, but we are comfortable that they will be very comfortable with where we are headed because the customers, our customers, the rural citizens will have better services than they have today and a clear road map of the future — to the future so that they are not left behind as in other types of deployments.
So that’s basically where we are at. One other aspect of the wireless is we are putting it on IP core. You know, so the back haul of all the wireless will take a while to get built, more so than the wireless infrastructure itself.
STUART KENNEDY: Just the case with the IT transformation, what is the earliest you could get that done?
GREG WINN: The IT transformation?
STUART KENNEDY: Yes?
GREG WINN: We have got it on a three to five year timeline. I guess best case, best effort, no headaches, and we will have headaches, you could probably do it at the closer end of that range.
STUART KENNEDY: Three years?
GREG WINN: Yes, that would be absolute best. I think we will probably be in the four year range, particularly three years I think you saw yesterday we have decommissioned a substantial portion of our systems, so I look at the transformation two ways. What is the junk we are getting out or the clutter we are getting out and that we are going to move very fast on because that will take our existing unit costs down rapidly, and the second part of it is the enablement of the next generation services and architectures.
That concludes the questions. Our guests and our strategic partners are available from both Alcatel and Ericsson. The guys will hang out for a little bit but not long, so you better grab them. I’ve got a plane to catch so I’m going to leave. Thank you for yesterday and thank you for today and thank you for your questions.
oo00oo

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration

Name: Douglas Gration Title: Company Secretary

Date: 18 November 2005